Form 10-K, Exhibit 13
period 1993-12-31
WARNER LAMBERT CO
filed 1994-03-23
CIK 104669

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Overview
- --------

Warner-Lambert continued to take actions in 1993 to strengthen its overall competitive position and to address changing market conditions and customer needs. During the year, the company recorded net restructuring charges of $525 million pretax (after tax $360 million or $2.67 per share), that included a charge for a worldwide restructuring and plant rationalization program, a gain on the sale of its chocolate/caramel business and a charge for discontinuance of the Novon specialty polymers business. Also in 1993, the company made several strategic acquisitions and formed joint ventures with both Wellcome plc and Glaxo Holdings plc that will develop and market a broad range of consumer health care products.

The company reported net sales in 1993 of $5,794 million, an increase of 4 percent over 1992, reflecting a difficult operating environment in the pharmaceutical business. Net income in 1993 was $331 million or $2.45 per share compared to $644 million or $4.78 per share in 1992. In addition to the restructuring charges, 1993 net income includes the impact of the adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The Board of Directors approved a 7 percent increase in the quarterly dividend rate, payable in the first quarter of 1994.


Net Sales
- ---------

Worldwide sales for 1993 were $5,794 million compared to $5,598 million in 1992, a 4 percent increase. Unit volume gains and price increases were each 3 percent. Foreign exchange rate changes had an unfavorable impact of 2 percent on 1993 sales. In 1992, sales increased 11 percent, led by a 6 percent gain in unit volume and a 4 percent gain in price, with the remaining 1 percent gain attributable to net favorable foreign exchange rate changes.

On a geographic basis, U.S. sales decreased $67 million or 2 percent to $2,747 million, principally due to a decrease in pharmaceutical segment sales of 10 percent for reasons discussed below. International sales increased $263 million or 9 percent to $3,047 million. At constant exchange rates, international sales increased 14 percent from 1992. In 1992, U.S. sales increased $199 million or 8 percent to $2,814 million and international sales increased $340 million or 14 percent to $2,784 million. After adjusting for the impact of exchange rate changes, 1992 international sales increased 12 percent over 1991 levels.

Pharmaceutical Products
- -----------------------

                              1993             1992        1991
                          ------------    -------------  -------
                                    (Dollars in millions)
Net Sales                 $ 2,114  -7%    $ 2,280  +13%  $ 2,014

Worldwide sales of pharmaceutical products in 1993 decreased 7 percent compared to 1992, with U.S. sales down 10 percent to $1,083 million and international sales down 4 percent to $1,031 million. At constant exchange rates, international sales increased 2 percent from 1992. U.S. sales of pharmaceutical products were $118 million less than 1992 primarily due to U.S. Food and Drug Administration (FDA) regulatory issues related to the company's pharmaceutical manufacturing. Compliance with FDA restrictions (including the consent decree described below), resulted in an estimated aggregate loss of sales revenue of approximately $135 million in 1993. In addition, Medicaid rebates, which began in 1991, state programs and other related rebate programs reduced net sales (and income before taxes) by $57 million in 1993, compared to $37 million in 1992 and $15 million in 1991.

In addition to the negative impact of foreign exchange rates, international pharmaceutical sales were affected by the impact of 1993 health care reform measures in Germany, reflecting restrictive government cost containment regulations.

Pharmaceutical products with worldwide sales growth during the year included the cardiovascular drug ACCUPRIL, CAPSUGEL empty hard-gelatin capsules and COGNEX, which was introduced in the U.S. during the third quarter of 1993 for the treatment of mild-to-moderate Alzheimer's disease.

On December 30, 1993, the company received FDA authorization to market NEURONTIN (gabapentin) as a new add-on epilepsy therapy. In 1993, the company launched NEURONTIN in the United Kingdom and is attempting to obtain marketing approval in other major European markets in 1994. In addition, three studies are under way in the U.S. and Europe on the potential of NEURONTIN as a first-line therapy.

During the third quarter of 1993, the company entered into a consent decree with the FDA, covering issues related to compliance with manufacturing and quality procedures. The decree is a court-approved agreement that primarily requires the company to certify that laboratory and/or manufacturing procedures at its pharmaceutical manufacturing facilities in the U.S. and Puerto Rico meet current Good Manufacturing Practices established by the FDA. Warner-Lambert has made significant progress in resolving many of the issues relating to this matter and most of its pharmaceutical products have returned to full manufacture and distribution.

In conjunction with the FDA, Warner-Lambert is also conducting validity assessments of FDA filings made with respect to products manufactured or to be manufactured at its facilities in Puerto Rico, due to discrepancies found in data generated at these facilities. The FDA has deferred substantive scientific reviews of pending New Drug Applications (NDA) and Abbreviated New Drug Applications for products to be manufactured at those facilities (including the oral contraceptive ESTROSTEP), and for supplements to such applications for products currently manufactured at those facilities, until further assessment of Warner-Lambert filings are completed. Warner-Lambert has pledged its full cooperation and has actively worked with the FDA to resolve all issues relating to this matter. However, it is not possible to predict when these issues will finally be resolved or whether the FDA will take additional action.

The U.S. patent for LOPID, a lipid-regulator, expired in January 1993, subjecting LOPID to generic competition. In December 1992, the company, through its division, Warner Chilcott Laboratories, began marketing gemfibrozil, the generic equivalent of LOPID. In the third quarter of 1993, competitive generic versions of gemfibrozil tablets were authorized for U.S. marketing. Combined worldwide sales of LOPID and gemfibrozil declined 10 percent from 1992 and further erosion is anticipated in 1994.

In 1992, worldwide sales of pharmaceutical products increased 13 percent over 1991 levels, with U.S. and international sales increasing 12 percent and 14 percent, respectively. Products with U.S. sales growth included LOPID, ACCUPRIL, the oral contraceptive LOESTRIN and CAPSUGEL. International sales growth reflected gains achieved by ACCUPRIL, LOPID, the cardiovascular drug DILZEM, and CAPSUGEL.


Consumer Health Care Products
- -----------------------------

                            1993             1992          1991
                        ------------     ------------    -------
                                    (Dollars in millions)
Net Sales               $ 2,374  +12%    $ 2,129  +9%    $ 1,960

Worldwide sales of consumer health care products grew $245 million or 12 percent over 1992. The growth was partly due to the March 1993 acquisition of the principal operations of WILKINSON SWORD that increased the year-to-year comparison by 6 percentage points. U.S. sales grew 3 percent to $1,159 million, while international sales rose 21 percent to $1,215 million. At constant exchange rates, international sales increased 25 percent from 1992. Products that achieved growth in the U.S. during 1993 were HALLS cough tablets, BENADRYL antihistamine and E.P.T. pregnancy test kits. Major contributors to international sales growth were HALLS, TETRA pet care products, SCHICK and WILKINSON shaving products.

In December 1993, Warner-Lambert signed separate agreements with both Wellcome plc and Glaxo Holdings plc to establish joint ventures in various countries to develop and market a broad range of non-prescription consumer health care products. Warner-Lambert's agreement with Wellcome calls for both companies to contribute to the joint ventures current and future over-the-counter (OTC) products. Warner Wellcome joint ventures in both the U.S. and Canada commenced operations in January 1994. Joint ventures are expected to be established in Europe and Australia in 1994 and ultimately in other countries throughout the world. After a two-year phase-in period, Warner-Lambert will receive approximately 70 percent and Wellcome 30 percent of the profits generated in the U.S. An NDA for the conversion to OTC use of Wellcome's anti-viral drug ZOVIRAX as an anti-herpes medication was filed with the FDA in August 1993. Subject to such conversion, OTC profits on ZOVIRAX in the U.S. will be shared in favor of Wellcome. Profits on current products will be shared equally in Canada, Australia and Europe. Profits on ZOVIRAX cream outside the U.S. will also be shared equally, subject to a royalty to Wellcome if sales exceed a threshold amount. Other future OTC switch products will be subject to a profit split in favor of the innovator. Warner-Lambert will have voting control of each joint venture with Wellcome and will consolidate the financial results beginning in 1994.

Warner-Lambert and Glaxo formed a joint venture in the U.S. that commenced operations in December 1993. The joint venture will develop, seek approval of and market OTC versions of Glaxo prescription drugs in the U.S., including ZANTAC, its leading pharmaceutical product. Additional joint ventures are expected to be formed with Glaxo in other major markets outside the U.S., excluding Japan. Warner-Lambert and Glaxo will share development costs and profits equally, with Glaxo receiving a royalty on all OTC sales by the joint ventures.

In 1992, worldwide sales of consumer health care products increased 9 percent over 1991. U.S. sales grew 5 percent and international sales rose 13 percent. Key brands achieving growth in the U.S. were COOL MINT LISTERINE Antiseptic mouthwash
(introduced in June 1992) and LUBRIDERM skin lotion.
International sales growth was led by LISTERINE mouthwash, HALLS, SCHICK and TETRA.

Confectionery Products
- ----------------------

                             1993             1992          1991
                         -------------    -------------   -------
                                     (Dollars in millions)
Net Sales                $ 1,306  +10%    $ 1,189  +10%   $ 1,085

Worldwide sales of confectionery products increased 10 percent in 1993. U.S. sales increased 3 percent to $505 million while international sales rose 14 percent to $801 million. At constant exchange rates, international sales increased 17 percent from 1992. U.S. sales growth was led by TRIDENT sugarless gum, the new MINT*A*BURST mint chewing gum (introduced in December 1993) and CINN*A*BURST cinnamon chewing gum. International sales growth was led by TRIDENT, CLORETS gums and mints, CINN*A*BURST and MENTOS mints. In addition, sales increased due to product expansion into new markets and partly due to the acquisition of the remaining 51 percent interest in an Italian confectionery joint venture.

In the fourth quarter of 1993 the company sold its chocolate/caramel business, which included the Junior Mints, Sugar Daddy, Sugar Babies, Charleston Chew! and Pom Poms product lines. These products accounted for less than 4 percent of 1993 confectionery sales.

In 1992, worldwide sales of confectionery products increased 10 percent over 1991, with U.S. and international sales increasing 3 percent and 15 percent, respectively. U.S. sales growth was led by CINN*A*BURST, BUBBLICIOUS chewing gum and TRIDENT. International sales growth reflected the continued success of CLORETS, TRIDENT and BUBBLICIOUS.


Cost and Expenses
- -----------------

Cost of goods sold increased 6 percent to $1,918 million in 1993 following a 12 percent increase to $1,814 million in 1992. In addition to increased volume, the increase was due to costs related to regulatory compliance issues in the pharmaceutical segment combined with the inclusion of acquired companies' results in both the consumer health care and confectionery segments. In 1992, cost of goods sold increased due to higher production costs at the company's Puerto Rico manufacturing locations. Cost of goods sold as a percentage of net sales increased to 33.1% in 1993 from 32.4% in 1992. The increase was primarily attributable to the pharmaceutical segment. The 1992 ratio increased .3 percentage point from 32.1% in 1991, primarily due to higher costs at the Puerto Rico manufacturing locations.

Marketing expense rose 5 percent to $2,196 million in 1993 following an 11 percent increase and a $2,099 million investment in 1992. The increase in 1993 was due to the inclusion of acquired companies' results, the introduction of new products such as COGNEX and MINT*A*BURST and sales force expansions in international markets. In 1992, marketing expenses increased due to continued support of new and existing products. As a percentage of net sales, these expenses were 37.9% in 1993 and 37.5% in both 1992 and 1991.

Administrative and general expense of $400 million increased 6 percent from $377 million in 1992 mainly due to costs associated with corrective actions aimed at regulatory compliance issues at certain manufacturing facilities, coupled with the inclusion of acquired companies' results. 1992 expenses were 2 percent lower than 1991, reflecting lower stock appreciation rights expense and a decrease in the cost of certain employee benefits and savings related to 1991 restructuring actions, which included a voluntary retirement incentive program.

Research and development expense totaled $465 million in 1993, decreasing 2 percent from 1992, following a 12 percent increase in 1992. The decrease reflected the absence of spending on the Novon business due to its discontinuance and more focused R&D spending on selected pharmaceutical projects. In 1992, the increase primarily reflected the company's commitment to expand research efforts in pharmaceutical products.

Other (income) expense, net of $(29) million increased $(4) million over 1992, partially reflecting lower financial expense in Brazil, due to improved cash flow. For 1992, other (income) expense, net of $(25) million declined $13 million, primarily attributable to higher debt levels and financial expense in Brazil, reflecting the country's restrictive monetary policy and economic conditions.

Restructuring Actions
- ---------------------

A net restructuring charge of $525 million pretax ($360 million after tax or $2.67 per share) is included in 1993 results, (see
Note 3 to the consolidated financial statements.)

The pretax charge reflects a provision of $70 million in the first quarter for the disposition of the Novon Products Group.
In November, the company discontinued the operations of the Novon Products Group. The pretax charge also reflects a gain of $13 million in the fourth quarter on the sale of the chocolate/caramel business and a charge of $468 million in the fourth quarter for a program covering the rationalization of manufacturing facilities, principally in North America, including the eventual closing of seven plants, and for organizational restructuring and related workforce reductions of about 2,800 positions over the next several years. This program was prompted by the combined impact of rapid and profound changes in the company's competitive environment. These changes include the growing impact of managed health care and other cost-containment efforts in the U.S., cost regulations in Europe and changes in U.S. tax law.

The company estimates that on completion of these actions it will generate average annual pretax savings of approximately $150 million by the year 1997. The company will invest these savings in its core businesses to further strengthen its overall competitive position and enhance its long-term profitability.


Accounting Changes
- ------------------

The company adopted, effective January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which increased net income by $63 million or $.47 per share; and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which decreased net income by $17 million ($27 million pretax)or $.13 per share.


Income Taxes
- ------------

                                    1993        1992       1991
                                    ----        ----       ----
Effective tax rate before
 accounting changes:
  As reported                       10.5%       25.0%      36.4%
  Excluding restructuring           23.5%       25.0%      27.0%

The 1993 effective tax rate before accounting changes and excluding restructuring declined to 23.5 percent due to the retroactive extension of the research tax credit enacted as part of the passage of the Omnibus Budget Reconciliation Act of 1993 by Congress, as well as an overall lower international tax rate. The decline in the 1993 reported effective tax rate compared to 1992, was principally due to the effect of a 31.4 percent tax benefit rate associated with the 1993 restructuring actions, (see
Note 19 to the consolidated financial statements). In 1992, the decrease in the effective tax rate excluding restructuring from the 1991 rate was primarily a result of an overall lower international tax rate.

Primarily as a result of the passage of the above legislation, including changes to Section 936 of the Internal Revenue Code, the company estimates that its effective tax rate will increase in 1994 by approximately 1.5 to 2.5 percentage points.


Net Income
- ----------

Net income in 1993 was $331 million or $2.45 per share compared to $644 million or $4.78 per share in 1992. The decrease primarily reflects the restructuring actions partially offset by the net favorable impact of the adoption of the accounting changes. Excluding the 1993 one-time net restructuring charge of $360 million or $2.67 per share and the net impact of the accounting changes of $46 million or $.34 per share, net income was $645 million, in line with 1992. Earnings per share was $4.78, unchanged from 1992 principally due to the pharmaceutical segment, where regulatory issues related to the company's pharmaceutical manufacturing had a negative impact on both sales and profits. In 1992, net income and earnings per share increased 15 percent, excluding the 1991 impact of the one-time charges and the impact of the adoption of SFAS No. 106.


Inflation
- ---------

Inflation has not been a significant factor in Warner-Lambert's business because of the modest rates of inflation in the U.S. and the principal foreign countries in which the company maintains operations. However, the company operates in certain Latin American countries that have continued to experience currency exchange rate deterioration and high rates of inflation, principally Brazil and Venezuela. The company has continued to mitigate the impact of inflation and devaluation in such countries through the use of working capital management, cost containment measures, financing and, to the extent possible, price increases.

Liquidity and Capital Resources
- -------------------------------

Selected financial data presented below:

                                    1993        1992        1991
                                    ----        ----        ----
Return on average shareholders'
    equity
  As reported                        23%         48%          3%
  Excluding restructuring and
    accounting changes               40%         48%         36%
Return on average total assets
  As reported                         7%         17%          1%
  Excluding restructuring and
    accounting changes               14%         17%         16%

Total cash and cash equivalents amounted to $441 million at December 31, 1993, a decrease of $278 million from 1992. The company generated $466 million from operating activities and received $436 million in net borrowings in 1993. These funds were used for acquisitions of businesses of $429 million, to pay dividends of $308 million, to finance purchases of property, plant and equipment of $347 million and to repurchase company stock in the amount of $112 million. The company also holds $161 million in securities and time deposits that do not qualify as cash equivalents. Net debt (total debt less total cash and cash equivalents, a portion of investments and other assets) of $598 million at December 31, 1993 changed from a net cash position of $77 million at December 31, 1992.

At December 31, 1992, total cash and cash equivalents amounted to $718 million, an increase of $183 million from 1991. The increase primarily reflected cash flows from operations exceeding expenditures for investing and financing activities. Net cash of $77 million at December 31, 1992 improved from $27 million at December 31, 1991.

Trade receivables days sales outstanding (DSO) increased to 45 days in 1993 compared to 42 days in 1992. The increase was primarily attributable to the consumer health care segment. This segment had higher DSO due to increased international sales, which traditionally have a higher DSO than the company overall, combined with the impact of acquired companies, which also have higher DSO than the company. The inventory turnover rate decreased to 3.9 from the previous year's 4.2, reflecting the impact of regulatory compliance issues in the pharmaceutical segment.

Expenditures for property, plant and equipment were $347 million in 1993, $334 million in 1992 and $326 million in 1991. Capital expenditures planned by the company include $455 million to be spent over the next several years for the consolidation and upgrading of manufacturing, distribution and research facilities, and for organizational restructuring in connection with the company's restructuring plans announced in 1993 and 1991. The company estimates that 1994 expenditures for property, plant and equipment will be approximately $360 million.


Acquisitions/Investments
- ------------------------

During 1993, Warner-Lambert completed the following acquisitions and investments:

o September 1993 - Acquired Willinger Bros., Inc., a privately owned manufacturer and distributor of aquarium products; and acquired CACHOU LAJAUNIE, a French manufacturer of breath freshening confectioneries.

o July 1993 - Acquired the consumer health products business of Fisons plc in Australia and New Zealand.
     The Fisons operations include the ROSKEN line of therapeutic skin care products.

o March 1993 - Acquired the European, U.S. and Canadian operations of WILKINSON SWORD, an international manufacturer and marketer of razors and blades.

o January 1993 - The company purchased a 34 percent equity interest in Jouveinal S.A., a French pharmaceutical company; and acquired the remaining 51 percent interest in an Italian confectionery joint venture.

The cash consideration for all of the above acquisitions and investments totaled $429 million.

Liquidity and the availability of adequate credit provide the company with a high degree of flexibility to meet its obligations and allow it to take advantage of growth opportunities. The company has unused available lines of credit from banks totaling $1.0 billion.

The company's bond ratings by Standard and Poor's Corporation
(AA), and Moody's Investor Services (Aa3) did not change during 1993.

Through December 31, 1993, the company has purchased approximately 88 percent of the 20 million shares of common stock authorized for repurchase from shareholders.

Insurance
- ---------

Consistent with trends in the pharmaceutical industry, the company self-insures, up to certain threshold amounts, against certain types of risk. The company also has in place risk management programs to minimize exposure to loss. Management believes its overall risk management programs are adequate to protect its assets and earnings against significant loss.


Environment
- -----------

The company maintains control systems designed to assure compliance in all material respects with applicable environmental laws and regulations. During 1993, management initiated a worldwide audit program to enhance environmental compliance with a growing number of increasingly complex environmental regulations. The company is involved in various environmental matters, including actions initiated by the Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, or by state authorities under similar state legislation or other parties. It is not possible to predict with certainty the outcome of such matters or the total cost of remediation. In the opinion of management, such proceedings will not result in a material adverse effect on the company's financial position, liquidity, cash flow or results of operations for any year.

Other
- -----

The Clinton Administration has identified the containment of health care costs as a major priority. The Administration's proposed health care plan, along with a number of alternative proposals, if enacted, will likely have an adverse impact on the pharmaceutical industry.

Shareholder Information
- -----------------------

Book value per share of common stock at year-end 1993 was $10.36 compared with $11.29 in 1992, reflecting the impact of the 1993 restructuring charges. Cash dividends paid in 1993 totaled $308 million, or $2.28 per share, a 12 percent increase over the $2.04 annual dividend paid in 1992. In January 1994, the Board of Directors approved a 7 percent increase in the quarterly dividend rate to $.61 cents per share payable in the first quarter of 1994.

Dividend payments per share in 1993 and 1992 were as follows:

                                  1993        1992
                                 -----       -----
First quarter                    $ .57       $ .51
Second quarter                     .57         .51
Third quarter                      .57         .51
Fourth quarter                     .57         .51
                                 -----       -----
                                 $2.28       $2.04

Dividends have been paid on Warner-Lambert's common stock since its listing on the New York Stock Exchange in 1951. Annual dividend payments per share have increased for 42 consecutive years.

Warner-Lambert's common stock ticker symbol is WLA. The principal market on which the stock is traded is the New York Stock Exchange, but it is also listed and traded on the following domestic and international stock exchanges: Chicago, Pacific, London and Zurich. The average number of common shares outstanding in 1993 and 1992 was 135,000,000 and 134,717,000,
respectively. Shareholders of record totaled approximately 46,000 as of December 31, 1993 and 47,300 as of December 31, 1992.
First Chicago Trust Company of New York serves as the sole stock transfer agent, registrar and dividend disbursing agent for Warner-Lambert.

The high and low prices for Warner-Lambert's common stock for the periods indicated were as follows:

                         1993                    1992
                   -----------------      ------------------
                     High      Low          High       Low
                   -------   -------      -------    -------
First quarter      $70 3/4   $59 3/4      $79 1/4    $62 1/8
Second quarter      76 3/8    67           65 7/8     58 3/8
Third quarter       71 3/4    62 1/2       68 1/8     60 3/4
Fourth quarter      72        63 3/8       72 3/8     62 1/8

Warner-Lambert common stock closed at $67 1/2 on December 31, 1993.


                                  Warner-Lambert Company and Subsidiaries
                          Five-year Summary of Selected Financial Data

- ------------------------------------------------------------------------------------------
                                    1993         1992        1991         1990        1989
- ------------------------------------------------------------------------------------------
                                        (Dollars in millions, except per share amounts)
RESULTS FOR YEAR:
  Net sales                      $ 5,794      $ 5,598     $ 5,059      $ 4,687     $ 4,196
  Cost of goods sold               1,918        1,814       1,626        1,515       1,383
  Research and development
    expense                          465          473         423          379         309
  Income before income taxes
    and accounting changes           318 (a)      858         222 (c)      681         592
  Income before accounting
    changes                          285 (a)      644         141 (c)      485         413
  Net income                         331 (a,b)    644          35 (c,d)    485         413
  Per common share (e):
    Income before accounting
      changes                       2.11 (a)     4.78        1.05 (c)     3.61        3.05
    Net income                   $  2.45 (a,b)$  4.78     $   .26 (c,d)$  3.61     $  3.05
- ------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                 $ 2,219      $ 2,176     $ 1,844      $ 1,559     $ 1,366
  Current liabilities              2,016        1,333       1,250        1,101       1,031
  Working capital                    203          843         594          458         335
  Property, plant and
    equipment                      1,599        1,507       1,350        1,301       1,133
  Total assets                     4,828        4,077       3,602        3,261       2,860
  Long-term debt                     546          565         448          307         303
  Total debt                       1,199          736         576          537         506
  Shareholders' equity           $ 1,390      $ 1,528     $ 1,171      $ 1,402     $ 1,130
- ------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION (e):
  Average number of common
    shares outstanding
    (in millions)                  135.0        134.7       134.4        134.3       135.3
  Common stock price per share:
      High                       $76 3/8      $79 1/4     $82 1/4      $70 3/8     $59 3/8
      Low                         59 3/4       58 3/8      61 3/4       49 5/8      37 1/4
      Year-end                    67 1/2       69 1/8      77 5/8       67 1/2      57 3/4
  Book value per common share      10.36        11.29        8.70        10.44        8.38
  Cash dividends per
    common share                 $  2.28      $  2.04     $  1.76      $  1.52     $  1.28
- ------------------------------------------------------------------------------------------
OTHER DATA:
  Capital expenditures           $   347      $   334     $   326      $   240     $  218
  Cash dividends paid                308          275         237          204        173
  Depreciation and amortization  $   170      $   156     $   135      $   120     $  105
  Number of employees
    (in thousands)                    35           34          34           34         33
- ------------------------------------------------------------------------------------------
(a)  Includes a net restructuring charge of $525 pretax ($360 after tax or $2.67 per share).
(b)  Includes a credit of $63 or $.47 per share for the adoption of SFAS No. 109,
     "Accounting for Income Taxes" and a charge of $17 after tax or $.13 per share to adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
(c)  Includes a restructuring charge of $544 pretax ($418 after tax or $3.11 per share).
(d)  Includes a charge of $106 after tax or $.79 per share to adopt SFAS No. 106,
     "Employers' Accounting for Postretirement Benefits Other Than Pensions."
(e)  Common stock data for 1989 have been restated to reflect a two-for-one stock split effected in May 1990.

Warner-Lambert Company and Subsidiaries
Segment Information

Industry Segments

- -----------------------------------------------------------------------------------------------
                                                                             Research and
                           Net Sales (1)          Operating Profit (3)    Development Expense
- -----------------------------------------------------------------------------------------------
                        1993    1992    1991    1993    1992    1991     1993    1992     1991
- -----------------------------------------------------------------------------------------------
                                          (Millions of dollars)
Pharmaceutical        $2,114  $2,280  $2,014  $  384  $  842  $  488   $ (382) $ (383)  $ (327)
Consumer Health Care   2,374   2,129   1,960     440     459     336      (61)    (70)     (75)
Confectionery          1,306   1,189   1,085     201     227     134      (22)    (20)     (21)
                                                                      -------------------------
Research and Develop-
  ment Expense                                  (465)   (473)   (423)  $ (465) $ (473)  $ (423)
- -----------------------------------------------------------------------------------------------
Net sales and
  Operating Profit    $5,794  $5,598  $5,059     560   1,055     535
- --------------------------------------------
Corporate Expense (2)                           (242)   (197)   (313)
- ---------------------                         ----------------------
Income before income
taxes and accounting
changes                                       $  318  $  858  $  222
- ---------------------                         ----------------------

- ----------------------------------------------------------------------------------------------
                                                 Depreciation and
                       Identifiable Assets         Amortization          Capital Expenditures
- ----------------------------------------------------------------------------------------------
                       1993     1992    1991    1993    1992    1991    1993    1992      1991
- ----------------------------------------------------------------------------------------------
                                                (Millions of dollars)

Pharmaceutical       $1,769   $1,476  $1,307  $   72  $   67  $   56  $  160   $ 151    $  150
Consumer Health Care  1,491    1,088     982      61      53      43     115     109       117
Confectionery           680      620     574      29      26      24      60      54        46
- ----------------------------------------------------------------------------------------------
   Subtotal           3,940    3,184   2,863     162     146     123     335     314       313
Corporate               888      893     739       8      10      12      12      20        13
- ----------------------------------------------------------------------------------------------
   Total             $4,828   $4,077  $3,602  $  170  $  156  $  135  $  347   $ 334    $  326
- ----------------------------------------------------------------------------------------------
Geographic Areas
- -----------------------------------------------------------------------------------------------
                           Net Sales (1)          Operating Profit (3)   Identifiable Assets
- -----------------------------------------------------------------------------------------------
                       1993     1992    1991    1993    1992    1991     1993    1992    1991
- -----------------------------------------------------------------------------------------------
                                                (Millions of dollars)

United States        $2,747   $2,814  $2,615  $  441  $  871   $ 723   $1,705  $1,616  $1,463
Europe, Middle East
  and Africa          1,390    1,339   1,181     231     322      22    1,305     826     767
Americas and Far
  East                1,657    1,445   1,263     353     335     213      930     742     633
- -----------------------------------------------------------------------------------------------
   Subtotal           5,794    5,598   5,059   1,025   1,528     958    3,940   3,184   2,863
Research and develop-
  ment expense                                  (465)   (473)   (423)
- -----------------------------------------------------------------------------------------------
   Total             $5,794   $5,598  $5,059  $  560  $1,055   $ 535   $3,940  $3,184  $2,863
- -----------------------------------------------------------------------------------------------
(1) Export sales, intersegment sales and intergeographic area sales were not material.
(2) Corporate expense included general corporate income and expense, corporate investment income, interest expense and net foreign currency adjustments.
(3) Operating profit (loss) by industry segments and geographic areas included restructuring charges (see Note 3 to the consolidated financial statements) as follows:

Restructuring

- -----------------------------------------------------------------------------------------------
                    Industry Segments                                         Geographic Areas
- -------------------------------------               -------------------------------------------
                    1993         1991                                         1993        1991
- -------------------------------------               -------------------------------------------
                 (Millions of dollars)                                    (Millions of dollars)
Pharmaceutical     $(314)       $(258)              United States            $(314)      $(112)
Consumer Health                                     Europe, Middle East
  Care              (105)        (103)                and Africa              (119)       (240)
Confectionery        (46)         (50)              Americas and Far East      (32)        (59)
- -------------------------------------               -------------------------------------------
  Operating loss    (465)        (411)                Operating loss         $(465)      $(411)
Corporate expense    (60)        (133)              -------------------------------------------
- -------------------------------------
  Loss before
    Income taxes   $(525)       $(544)
- -------------------------------------

                      Warner-Lambert Company and Subsidiaries
                          Consolidated Statements of Income

- --------------------------------------------------------------------
Years Ended December 31,                1993        1992        1991
- --------------------------------------------------------------------
                                          (Millions of dollars,
                                        except per share amounts)
Net sales                           $5,793.7    $5,597.6    $5,059.0
- --------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                1,918.1     1,814.3     1,626.4
   Marketing                         2,196.5     2,099.1     1,895.6
   Administrative and general          399.6       377.4       385.7
   Research and development            464.9       473.5       423.2
   Other (income) expense, net         (29.1)      (24.9)      (37.4)
   Restructuring                       525.2          -        544.0
- --------------------------------------------------------------------
       Total costs and expenses      5,475.2     4,739.4     4,837.5
- --------------------------------------------------------------------
Income before income taxes and
   accounting changes                  318.5       858.2       221.5
   Provision for income taxes           33.5       214.5        80.7
- --------------------------------------------------------------------
Income before accounting changes       285.0       643.7       140.8
   Accounting changes (net of tax)      46.0          -       (106.0)
- --------------------------------------------------------------------
Net income                          $  331.0    $  643.7    $   34.8
- --------------------------------------------------------------------
Per common share:
   Income before accounting changes $   2.11    $   4.78    $   1.05
   Accounting changes                    .34           -        (.79)
- --------------------------------------------------------------------
   Net income                       $   2.45    $   4.78    $    .26
- --------------------------------------------------------------------


              Consolidated Statements of Retained Earnings

- --------------------------------------------------------------------
Years Ended December 31,                1993        1992        1991
- --------------------------------------------------------------------
                                          (Millions of dollars,
                                        except per share amounts)

Retained earnings at beginning
    of year                         $2,264.6    $1,895.7    $2,097.5
   Net income                          331.0       643.7        34.8
   Cash dividends paid
    on common shares                  (307.9)     (274.8)     (236.6)
- --------------------------------------------------------------------
Retained earnings at end of year    $2,287.7    $2,264.6    $1,895.7
- --------------------------------------------------------------------
Cash dividends per common share     $   2.28    $   2.04    $   1.76
- --------------------------------------------------------------------

See notes to consolidated financial statements.

                Warner-Lambert Company and Subsidiaries
                      Consolidated Balance Sheets

- ---------------------------------------------------------------------
December 31,                                         1993        1992
- ---------------------------------------------------------------------
                                                 (Millions of dollars)
Assets:
     Cash and cash equivalents                   $  440.5    $  718.4
     Receivables, less allowances of
       $20.5 in 1993 and $18.6 in 1992              890.8       752.8
     Inventories                                    476.5       424.6
     Prepaid expenses and other current
       assets                                       410.9       280.5
- ---------------------------------------------------------------------
            Total current assets                  2,218.7     2,176.3

     Investments and other assets                   487.4       214.9
     Equity investments in
       affiliated companies                         208.6        22.6
     Property, plant and equipment                1,599.3     1,507.1
     Intangible assets                              314.1       156.5
- ---------------------------------------------------------------------
            Total assets                         $4,828.1    $4,077.4
- ---------------------------------------------------------------------

Liabilities and shareholders' equity:
     Commercial Paper                            $  507.5    $     -
     Notes payable - banks and other                145.3       171.5
     Accounts payable, trade                        427.1       399.4
     Accrued compensation                           116.9       112.3
     Other current liabilities                      638.8       493.3
     Federal, state and foreign income taxes        180.3       156.8
- ---------------------------------------------------------------------
            Total current liabilities             2,015.9     1,333.3

     Long-term debt                                 546.2       564.6
     Deferred income taxes                           69.2        52.2
     Other noncurrent liabilities                   807.2       598.8
- ---------------------------------------------------------------------
            Total liabilities                     3,438.5     2,548.9
- ---------------------------------------------------------------------

     Shareholders' equity:
       Preferred stock - none issued                   -           -
       Common stock - 160,330,268 shares
         issued                                     160.3       160.3
       Capital in excess of par value               120.1       114.5
       Retained earnings                          2,287.7     2,264.6
       Cumulative translation adjustments          (224.8)     (159.7)
       Treasury stock, at cost:
         1993 - 26,190,513 shares;
         1992 - 24,990,170 shares                  (953.7)     (851.2)
- ---------------------------------------------------------------------
            Total shareholders' equity            1,389.6     1,528.5
- ---------------------------------------------------------------------
            Total liabilities and
              shareholders' equity               $4,828.1    $4,077.4
- ---------------------------------------------------------------------

  See notes to consolidated financial statements.

                   Warner-Lambert Company and Subsidiaries
                    Consolidated Statements of Cash Flows

- ----------------------------------------------------------------------
Years Ended December 31,                      1993      1992     1991
- ----------------------------------------------------------------------
                                               (Millions of dollars)
Operating Activities:
  Net income                               $ 331.0   $ 643.7  $  34.8
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:
      Depreciation and amortization          170.4     155.6    135.5
      Restructuring                          525.2        -     544.0
      Accounting changes (net of tax)        (46.0)       -     106.0
      Deferred income taxes                 (129.6)      5.6   (122.1)
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                       (134.1)   (172.6)   (45.9)
          Inventories                        (70.3)    (19.8)   (16.6)
          Accounts payable and accrued
            liabilities                      (87.3)     27.6     53.1
          Federal, state and foreign
            income taxes                       8.1      (3.0)    64.9
      Pension contributions                 (100.0)    (18.5)   (24.8)
      Other items, net                        (1.2)     17.8      6.9
- ----------------------------------------------------------------------
          Net cash provided by operating
           activities                        466.2     636.4    735.8
- ----------------------------------------------------------------------
Investing Activities:
  Purchase of investments                   (236.5)    (76.0)  (212.5)
  Proceeds from sale of investments          166.2      56.6    223.8
  Purchase of property, plant and equipment (347.1)   (334.3)  (326.0)
  Acquisitions of businesses                (429.0)       -      (2.5)
  Proceeds from disposition of businesses     83.4        -        -
  Other                                        4.4      18.2     11.7
- ----------------------------------------------------------------------
          Net cash used by investing
           activities                       (758.6)   (335.5)  (305.5)
- ----------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                   627.6     332.8    281.5
  Principal payments on borrowings          (192.1)   (161.9)  (230.6)
  Purchase of treasury stock                (112.4)    (22.8)   (20.6)
  Cash dividends paid                       (307.9)   (274.8)  (236.6)
  Proceeds from exercise of stock options     14.5      22.7     11.1
- ----------------------------------------------------------------------
          Net cash provided (used) by
           financing activities               29.7    (104.0)  (195.2)
- ----------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                 (15.2)    (14.2)    (5.5)
- ----------------------------------------------------------------------
Net (decrease) increase in cash and
   cash equivalents                         (277.9)    182.7    229.6
Cash and cash equivalents at beginning
   of year                                   718.4     535.7    306.1
- ----------------------------------------------------------------------
Cash and cash equivalents at end of year   $ 440.5   $ 718.4  $ 535.7
- ----------------------------------------------------------------------

See notes to consolidated financial statements.

                       Warner-Lambert Company and Subsidiaries
                      Notes to Consolidated Financial Statements

                    (Dollars in millions, except per share amounts)

Note 1 - Significant Accounting Policies:

Basis of consolidation - The consolidated financial statements include the accounts of Warner-Lambert Company and all controlled, majority-owned subsidiaries ("Warner-Lambert"). Substantially all foreign subsidiaries and branches are consolidated on the basis of fiscal years ending on November 30. Investments in companies in which Warner-Lambert's interest is between 20 percent and 50 percent are accounted for using the equity method.

Cash equivalents - Cash equivalents include nonequity short-term investments with original maturity dates of 90 days or less.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined principally on the basis of first-in, first-out or standards which approximate average cost.

Property, plant and equipment - Property, plant and equipment are recorded at cost. The cost of maintenance, repairs, minor renewals and betterments and minor equipment items is charged to income; the cost of major renewals and betterments is capitalized. Depreciation is calculated for financial statement purposes generally by use of the straight-line method based on the estimated useful lives of the various classes of assets.

Intangible assets - Intangible assets are recorded at cost and are amortized using the straight-line method over appropriate periods not exceeding 40 years.

Income taxes - Statement of Financial Accounting Standards (SFAS) No. 109 was adopted effective January 1, 1993. Under SFAS No. 109, deferred taxes are based on temporary differences between assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are measured using the enacted tax rates expected to apply when temporary differences are settled or are realized. Prior to 1993, deferred taxes were computed based on Accounting Principles Board Opinion (APB) No. 11.

Net income per share - Net income per share is computed based on the average number of common shares outstanding during the year. The dilutive effect of common stock equivalents is immaterial. The average number of shares used in the determination of net income per share was 135,000,000 in 1993, 134,717,000 in 1992 and 134,441,000 in
1991.

Note 2 - Interest Income and Interest Expense:

Interest income and interest expense are included in other (income) expense, net. Interest income totaled $39.7, $53.1 and $32.3 and interest expense totaled $64.2, $80.8 and $58.2 in 1993, 1992 and 1991, respectively. Total interest paid was $65.4, $78.4 and $53.7 in 1993, 1992 and 1991, respectively. Interest costs of $8.6, $8.1 and $9.4 in 1993, 1992 and 1991, respectively, have been capitalized and included in property, plant and equipment.

Note 3 - Restructuring:

In the first quarter of 1993, the company recorded a one-time charge of $70.0 relating to the disposition of its Novon Products Group. The charge included $26.0 for the write-down of property, plant and equipment to its net realizable value and $44.0 for operating losses and other expenses anticipated to be incurred during the phase-out period. In November 1993, the company discontinued the operations of the Novon Products Group.

In October 1993, Warner-Lambert sold the assets of its chocolate/caramel business associated with its plant in Cambridge, Massachusetts. The sale was made to Chicago-based Tootsie Roll Industries, Inc. for consideration of approximately $82.0, resulting in a pretax gain of $13.1. The sale included the Junior Mints, Sugar Daddy, Sugar Babies, Charleston Chew! and Pom Poms product lines.

In response to rapid and profound changes taking place in the global health care environment, the company announced in November 1993, a program of plant rationalization and organizational restructuring. This program resulted in a pretax charge of $468.3 which included $210.9 for the rationalization of manufacturing facilities, principally in North America and $257.4 for organizational restructuring and related workforce reductions. Noncash charges included in the overall provision amounted to $117.4 mainly for the write-down of property, plant and equipment to its net realizable value.

The restructuring line on the 1993 consolidated statement of income reflects a net pretax charge of $525.2 ($360.4 after tax or $2.67 per share) for all of the above actions. Other current liabilities included $180.8 and other noncurrent liabilities included $178.4 for these actions as of December 31, 1993.

In the fourth quarter of 1991, Warner-Lambert adopted a series of actions as a result of falling trade barriers primarily in Europe, North America and the Andean region. These actions resulted in a fourth quarter pretax charge of $544.0 ($418.0 after tax or $3.11 per share). The pretax provision included a charge of $422.3 for the worldwide rationalization of manufacturing and distribution facilities, a charge of $76.0 for a worldwide staff reduction program, including a voluntary retirement incentive program, and a charge of $45.7 for other issues. The provision included $84.9 for the write-down of property, plant and equipment to its net realizable value.

Note 4 - Investments, Acquisitions and Alliances:

In January 1993, Warner-Lambert purchased a 34 percent equity interest in Jouveinal S.A., a French pharmaceutical company, and entered into a license option agreement which grants Warner-Lambert the right of first refusal to license future Jouveinal products outside of France, Canada and French-speaking Africa. The investment in Jouveinal increased the equity investments in affiliated companies line on the consolidated balance sheets. Warner-Lambert also acquired the remaining 51 percent interest in an Italian confectionery joint venture. Total consideration approximated $225 for these transactions.

In March 1993, Warner-Lambert acquired the European, U.S. and Canadian operations of WILKINSON SWORD, an international manufacturer and marketer of razors and blades, for consideration of approximately $145 including debt assumed.

In July 1993, Warner-Lambert acquired the assets of the consumer health products business of Fisons plc in Australia and New Zealand for a total consideration of $23. The Fisons operations include the ROSKEN line of therapeutic skin care products.

In September 1993, two acquisitions were completed. Warner-Lambert acquired Willinger Bros., Inc., a privately owned manufacturer of aquarium products. Willinger, based in New Jersey, markets products largely under the WHISPER and SECOND NATURE trade names. It has four major product lines: power filters and replacement cartridges, air pumps, plastic plants and aquarium accessory products. In addition, Warner-Lambert acquired CACHOU LAJAUNIE, a French manufacturer of breath freshening confectioneries. Total consideration including debt assumed for these acquisitions approximated $67.

Cash consideration for all the above acquisitions totaled $429.0 excluding cash acquired and debt assumed. Reported results of operations for 1993 and 1992 would not have differed significantly had all of the above acquisitions taken place at the beginning of 1992. The above acquisitions have been accounted for by the purchase method of accounting, and accordingly, the net assets and results of operations have been included in the accompanying consolidated financial statements since the dates of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired for the above investments has been treated as goodwill and is being amortized over 40 years.

In December 1993, Warner-Lambert signed separate agreements with Glaxo Holdings plc ("Glaxo") and Wellcome plc ("Wellcome") to establish joint ventures in various countries to develop and market non-prescription consumer health care products.

Warner-Lambert established the first of these joint ventures in the U.S. with Glaxo, whereby the two parties have formed Glaxo Warner-Lambert OTC G.P. The joint venture will develop, seek approval of and market OTC versions of Glaxo prescription drugs in the U.S., including ZANTAC, the leading prescription ulcer treatment product. The joint venture will concentrate initially on developing ZANTAC for sale as an OTC product in the U.S. Additional joint ventures are expected to be formed in other major markets outside the U.S., excluding Japan. Development costs, profits and voting control will be shared equally. Glaxo will receive a royalty on all OTC sales by the joint ventures. Warner-Lambert will use the equity method of accounting for its share of profits and losses.

Warner-Lambert and Wellcome have also formed joint ventures in the U.S. and Canada, each named Warner Wellcome Consumer Health Products, and expect to form joint ventures in Europe and Australia in 1994.
The alliance calls for both companies to contribute to the joint ventures current and future OTC products excluding HALLS and ROLAIDS. After a two-year phase-in period, Warner-Lambert and Wellcome respectively will receive approximately 70 percent and 30 percent of the profits generated in the U.S. A new drug application for the conversion to OTC use of Wellcome's anti-viral drug ZOVIRAX as an anti-herpes medication was filed with the FDA in August 1993. Subject to such conversion, OTC profits on ZOVIRAX in the U.S. will be shared in favor of Wellcome. Profits on current products will be shared equally in Canada and, when joint ventures are established, in Europe and Australia. Profits on ZOVIRAX cream outside the U.S. will also be shared equally, subject to a royalty to Wellcome if sales exceed a threshold amount. Other future OTC switch products will be subject to a profit split favoring the innovator. Warner-Lambert has and will have voting control of each joint venture with Wellcome and will consolidate the financial results as joint ventures are established beginning in 1994.

Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies (principally Brazil and Venezuela). Net aggregate transaction gains and losses amounted to a $9.8 loss in 1993 and gains of $1.1 and $2.9 in 1992 and 1991, respectively.

Amounts relative to foreign subsidiaries and branches included in the consolidated balance sheets were as follows:

- ---------------------------------------------------------------------
December 31,                                  1993               1992
- ---------------------------------------------------------------------
Total assets                              $2,235.1           $1,567.6
Total liabilities                          1,234.7              976.3
- ---------------------------------------------------------------------
Net assets                                $1,000.4           $  591.3
- ---------------------------------------------------------------------


Note 6 - Inventories:

- ---------------------------------------------------------------------
December 31,                                      1993          1992
- ---------------------------------------------------------------------
Raw materials                                   $ 88.6        $ 77.2
Finishing supplies                                38.6          36.4
Goods in process                                  79.3          64.6
Finished goods                                   270.0         246.4
- ---------------------------------------------------------------------
                                                $476.5        $424.6
- ---------------------------------------------------------------------

Note 7 - Property, Plant and Equipment:

- ---------------------------------------------------------------------
December 31,                                     1993            1992
- ---------------------------------------------------------------------
Land                                        $    33.8       $    31.5
Buildings                                       915.0           839.5
Machinery, furniture and fixtures             1,885.4         1,675.1
- ---------------------------------------------------------------------
                                              2,834.2         2,546.1
Less accumulated depreciation                (1,234.9)       (1,039.0)
- ---------------------------------------------------------------------
                                            $ 1,599.3       $ 1,507.1
- ---------------------------------------------------------------------

Depreciation expense totaled $159.0, $148.7 and $129.4 in 1993, 1992 and 1991, respectively.

As a result of the Novon charge and fourth quarter 1993 restructuring charge discussed in Note 3, accumulated depreciation was increased $108.5 in 1993, reflecting the write-down of assets to their net realizable values.

Note 8 - Intangible Assets:

- ---------------------------------------------------------------------
December 31,                                         1993       1992
- ---------------------------------------------------------------------
Purchased patents, trademarks and other
  intangibles                                      $179.9     $145.0
Goodwill                                            181.5       66.0
- ---------------------------------------------------------------------
                                                    361.4      211.0
Less accumulated amortization                       (47.3)     (54.5)
- ---------------------------------------------------------------------
                                                   $314.1     $156.5
- ---------------------------------------------------------------------

Amortization expense totaled $11.4, $6.9 and $6.1 in 1993, 1992 and 1991, respectively.

As a result of the acquisitions discussed in Note 4, patents, trademarks and other intangibles increased $98.8 and goodwill increased $127.4. As a result of the sale of the chocolate/caramel business discussed in Note 3, trademarks and other intangibles decreased $54.6, goodwill decreased $8.0 and accumulated amortization decreased $14.3.

Note 9 - Long-Term Debt:

- ---------------------------------------------------------------------
December 31,                                        1993         1992
- ---------------------------------------------------------------------
6 5/8% notes due 2002                             $199.6      $ 199.5
8% notes due 1998                                  150.0        150.0
8 1/8% notes due 1996                              100.0        100.0
7 1/2% notes due 1993                                 -         100.0
Industrial revenue bonds due 2014                   24.7         24.7
Other                                               93.7        116.9
- ---------------------------------------------------------------------
                                                   568.0        691.1
Current maturities                                 (21.8)      (126.5)
- ---------------------------------------------------------------------
                                                  $546.2      $ 564.6
- ---------------------------------------------------------------------

In September 1992, Warner-Lambert issued $200.0 of unsecured 6 5/8 percent notes due September 15, 2002. The notes were issued at a discount and are not callable prior to maturity.

The industrial revenue bonds due 2014 have a stated interest rate of
7.6 percent and an effective interest rate of 7.2 percent.

The aggregate annual maturities of long-term debt at December 31, 1993, payable in each of the years 1995 through 1998, are $21.1, $113.7, $3.9 and $163.0, respectively.

Warner-Lambert has lines of credit arrangements with numerous banks with interest rates generally equal to the prime rate for domestic banks and the best prevailing rate for foreign banks. At December 31, 1993, worldwide unused lines of credit amounted to $1.0 billion.

Note 10 - Financial Instruments:

The company had forward exchange contracts at December 31, 1993 and 1992 totaling $209.4 and $266.9, respectively. These contracts mature at various dates through 1996. Gains or losses on these contracts primarily serve to mitigate the impact of foreign exchange fluctuations on foreign currency denominated transactions, assets and liabilities. These contracts were in an unrealized loss position of $16.1 and $10.7 as of December 31, 1993 and December 31, 1992, respectively.

The company has entered into a series of interest rate swap agreements having a notional principal amount of $450.0. The swap agreements have maturity dates ranging from 1995 to 2002 and require the company to make floating rate payments in exchange for fixed rate payments.
As of December 31, 1993, the floating rates on these swaps ranged from
3.5 to 5.9 percent. The company is exposed to credit risk in the unlikely event of nonperformance by the counterparties. Interest to be paid or received is accrued over the life of the agreements at the net effective interest rates for the swap and corresponding debt instruments.

The cash flows associated with forward exchange contracts and the interest rate swap agreements are classified as operating in the consolidated statements of cash flows.

Financial instruments that potentially subject the company to concentrations of credit risk are trade receivables and interest-bearing investments. The company sells a broad range of products in the health care and confectionery businesses worldwide. Due to the large number and diversity of the company's customer base, concentrations of credit risk with respect to trade receivables are limited. The company does not normally require collateral. The company places substantially all of its interest-bearing investments with major banks throughout the world in high-quality short-term liquid instruments, and limits the amount of credit exposure to any one financial institution.

The estimated fair values of financial instruments, based on quotes on similar instruments, were as follows:

- ---------------------------------------------------------------------
December 31,                      1993                    1992
- ---------------------------------------------------------------------
                          Carrying      Fair      Carrying      Fair
                            Value       Value       Value       Value
- ---------------------------------------------------------------------
Marketable securities
  and other investments   $ 565.5     $ 569.8     $ 777.4     $ 780.6
Long-term debt             (546.2)     (575.9)     (564.6)     (575.6)
Interest rate swaps           5.1         8.8          -           -
- ---------------------------------------------------------------------

The carrying values of all other financial instruments on the consolidated balance sheets approximate their estimated fair values.

Note 11 - Leases:

Warner-Lambert rents various facilities and equipment. Rental costs charged to income under all operating leases totaled $76.3, $70.1 and $66.9 in 1993, 1992 and 1991, respectively.

The future minimum rental commitments under noncancellable capital and operating leases at December 31, 1993 are summarized below:

- ---------------------------------------------------------------------
                                              Capital       Operating
- ---------------------------------------------------------------------
1994                                           $ 4.7         $ 29.4
1995                                             4.5           23.6
1996                                             3.7           13.7
1997                                             3.5           11.7
1998                                             3.0            9.3
Remaining years                                 22.1           90.2
- -------------------------------------------------------------------
Total minimum lease payments                    41.5          177.9
Less minimum sublease income                     (.5)         (28.9)
                                               ---------------------
Net minimum lease payments                      41.0         $149.0
                                                             -------
Less amount representing interest              (16.8)
- -----------------------------------------------------
Present value of minimum lease payments        $24.2
- -----------------------------------------------------

Property, plant and equipment included capitalized leases of $33.0, less accumulated depreciation of $11.7, at December 31, 1993 and $19.9, less accumulated depreciation of $9.8, at December 31, 1992. Long-term debt included $22.3 and $12.4, respectively, at those dates relating to capital leases.

Note 12 - Stock Options and Awards:

Warner-Lambert has stock plans established in 1992, 1989, 1987 and 1983 which provide for the granting of options to employees to purchase shares of common stock within prescribed periods at a price equal to the fair market value on the date of the grant. There are outstanding options under the 1989, 1987 and 1983 plans. However, no additional options will be granted under the 1987 and 1983 plans. In 1992, the company implemented SuccesShare, a program which expanded the granting of options to substantially all employees worldwide.

All plans contain provisions for the granting of rights which permit the optionee to receive an amount equal to the excess of the market price of the common stock over the option price when the rights are exercised and receive payment in shares of common stock, cash or a combination of both. Options and rights granted generally become exercisable after one year in 25 percent increments per annum and expire ten years from the date of grant. The value of rights granted is charged to income over the vesting period from the date the market price first exceeds the option price, with adjustments made based on market fluctuations to the date of exercise. At December 31, 1993, rights with respect to 769,000 shares of common stock were outstanding.

The aggregate number of shares of common stock which may be awarded under the 1992 Stock Plan in any year during the five-year term of the 1992 Stock Plan is not more than 1.75 percent of the company's issued shares of common stock on January 1 of the year of grant. Eight million shares of common stock have been reserved for the granting of all awards under the 1989 Stock Plan until April 25, 1994. The 1992 and 1989 Stock Plans also provide for the granting of restricted stock and performance awards. Restricted shares granted to employees are delivered upon the expiration of restricted periods established at the time of grant. The value of the shares at the date of grant is being amortized to compensation expense over the restricted periods, with the unamortized portion representing unearned compensation reflected as a reduction of shareholders' equity. Performance awards provide for the recipient to receive payment in shares, cash or any combination thereof equivalent to the award being granted.

Transactions involving stock options, rights and awards are summarized as follows:

- ---------------------------------------------------------------------
                                         Number            Price
                                       of Shares         Per Share
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1991       7,586,484    $13.38  -  $77.75

Stock options and rights:
     Granted                           2,665,910     62.31  -   76.38
     Exercised                        (1,122,157)    13.38  -   73.69
     Cancelled                          (321,723)    18.03  -   73.69

Stock awards:
     Granted                              29,185     59.75  -   76.98
     Delivered                           (61,780)    44.56  -   77.06
     Cancelled                           (28,586)    44.56  -   73.94
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1992       8,747,333     14.81  -   77.75

Stock options and rights:
     Granted                           1,519,725     65.06  -   75.25
     Exercised                          (439,454)    14.81  -   73.69
     Cancelled                          (282,951)    14.81  -   77.75

Stock awards:
     Granted                              51,270     65.69  -   75.75
     Delivered                           (55,875)    44.56  -   77.06
     Cancelled                           (13,453)    44.16  -   77.75
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1993       9,526,595     17.00  -   76.98
- ---------------------------------------------------------------------
Stock options and rights
  exercisable, December 31, 1993       4,263,891    $17.00  -  $76.38
- ---------------------------------------------------------------------
Shares available for annual grants:
     December 31, 1992                 4,422,938
     December 31, 1993                 3,108,171
- ------------------------------------------------

Note 13 - Contingencies:

Various claims, suits and complaints, such as those involving government regulations, patents and trademarks and product liability, arise in the ordinary course of Warner-Lambert's business. In the opinion of Warner-Lambert, all such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the consolidated financial position of Warner-Lambert if disposed of unfavorably.

Note 14 - Environmental Liabilities:

The company accrues for estimated environmental liabilities under SFAS No. 5, "Accounting for Contingencies." Costs are accrued when management becomes aware that a liability exists and is able to reasonably estimate the amount, generally no later than the completion of studies to determine the feasibility and cost of remedial techniques. Outside consultants are generally used to assess the cost of remediation.

The company is involved in various environmental matters including actions initiated by the Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act (i.e., CERCLA or Superfund legislation and similar legislation), various state environmental organizations and other parties. The company is presently remediating environmental problems at certain sites, including sites it previously owned. For most sites, there are other potentially responsible parties (PRPs); for these sites, all PRPs may be jointly and severally liable to pay all cleanup costs.

Some portion of the liabilities associated with the company's environmental actions may be covered by insurance. The company is currently in litigation with respect to the scope and extent of liability coverage from certain insurance companies; however, recoveries will not be recorded as income until there is assurance that recoveries are forthcoming.

In management's opinion, the liabilities for all matters mentioned above which are probable and reasonably estimable are adequately accrued for including remediation costs, penalties and legal fees.
The amount accrued for environmental liabilities is not considered material. While it is not possible to predict with certainty the outcome of the matters described above or the ultimate costs of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's financial position, liquidity, cash flows or results of operations for any year.

Note 15 - Shareholders' Equity:

The authorized preferred stock of Warner-Lambert Company is 5 million shares with a par value of $1.00 per share, of which there are no shares issued.

The authorized common stock of Warner-Lambert Company is 300 million shares with a par value of $1.00 per share.

Changes in certain components of shareholders' equity are summarized as follows:

- -----------------------------------------------------------------------------------------------
                                          Capital in   Cumulative           Treasury Stock
                                  Common  Excess of    Translation      -----------------------
                                  Stock   Par Value    Adjustments        Shares         Cost
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1990     $160.3    $ 71.0       $ (87.7)       (25,988,851)    $(838.8)
Shares repurchased, at cost         -         -             -             (292,080)      (20.6)
Employee benefit plans              -        21.6           -              544,923        10.4
Translation adjustment              -         -           (41.2)               -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1991      160.3      92.6        (128.9)       (25,736,008)     (849.0)
Shares repurchased, at cost         -         -             -             (325,118)      (22.8)
Employee benefit plans              -        21.9           -            1,070,956        20.6
Translation adjustment              -         -           (30.8)               -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1992      160.3     114.5        (159.7)       (24,990,170)     (851.2)
Shares repurchased, at cost         -         -             -           (1,680,290)     (112.4)
Employee benefit plans              -         5.6           -              479,947         9.9
Translation adjustment              -         -           (65.1)               -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1993     $160.3    $120.1       $(224.8)       (26,190,513)    $(953.7)
- -----------------------------------------------------------------------------------------------

Pursuant to the Stockholder Rights Plan of the company, a right is attached to each outstanding share of the company's common stock. In the event that any person or group acquires 20 percent or more of the company's outstanding common shares, or acquires the company in a merger or other business combination, or engages in certain self-dealing transactions, each right (other than those held by the "Acquiring Person") will entitle its holder to purchase, for a specified purchase price, stock of the company or the Acquiring Person having a market value of twice such purchase price. The rights expire on July 8, 1998 and can be redeemed for $.005 per right at any time by the Board of Directors prior to the time the rights become exercisable.

Note 16 - Other Postretirement Benefits:

The company provides other postretirement benefits, primarily health insurance, for domestic employees who retired prior to January 1, 1992 and their dependents. Although the plans are currently noncontributory, the company has implemented a cap which limits the future company contributions for medical and dental coverage under these plans. The company is generally self-insured for these costs and the plans are unfunded. It is the company's policy to fund these benefits on a pay-as-you-go basis. Domestic employees who retire after December 31, 1991 are no longer eligible to receive these benefits; rather, they will receive additional pension benefits based on years of service.

In 1991, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its domestic plans, effective January 1, 1991 as an accounting change. This standard requires accrual accounting for these benefits rather than the cash basis of accounting. Upon adoption, the company elected to record the transition obligation of $146.0 pretax ($106.0 after tax or $.79 per share) as a one-time charge against earnings, rather than amortize it over a longer period. Because of the plan change noted above, the transition obligation represented the present value of estimated future benefits payable to employees who retired before January 1, 1992.

The annual cost of providing other postretirement benefits for domestic retirees under SFAS No. 106 amounted to $14.0, $13.4 and $14.1 in 1993, 1992 and 1991, respectively. These amounts primarily represent the accrual of interest on the present value obligation.

A reconciliation from the plans' benefit obligation to the liabilities recognized in the consolidated balance sheets at December 31, 1993 and 1992, as of the latest actuarial valuations, was as follows:

- ---------------------------------------------------------------------
                                             1993          1992
- ---------------------------------------------------------------------
Accumulated postretirement benefit
   obligation                              $180.2        $161.3
Unrecognized prior service cost               2.0           -
Unrecognized net actuarial loss             (45.9)        (19.5)
- ---------------------------------------------------------------------
Accrued postretirement benefit cost
   recognized in the consolidated
   balance sheets                          $136.3        $141.8
- ---------------------------------------------------------------------

The health care cost trend rate used to develop the accumulated postretirement benefit obligation for those retirees under age 65 was
12.9 percent in 1993 declining to 6 percent over 13 years. For those 65 and over, a rate of 8.3 percent was used in 1993 declining to 6 percent over 8 years. The health care cost trend rate has a significant effect on the amounts reported. To illustrate, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $5.4 and the interest cost component of postretirement benefit cost for the year then ended by $.5. The weighted average discount rate used to develop the accumulated postretirement benefit obligation was
7.5 percent, 8.8 percent and 9.5 percent for 1993, 1992 and 1991, respectively.

Other postretirement benefit costs for the company's foreign plans expensed in 1993, 1992 and 1991 under the cash method were not material.

Note 17 - Postemployment Benefits:

The company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. This accounting change resulted in a cumulative effect adjustment which decreased net income upon adoption by $17.0 ($27.0 pretax) or $.13 per share. SFAS No. 112 requires employers to recognize an obligation for postemployment benefits to former or inactive employees after employment but before retirement. This one-time charge primarily represented the present value of medical and life insurance costs for employees receiving long-term disability benefits. Amounts included in expense do not differ significantly from the prior cash method.

Note 18 - Pensions:

Warner-Lambert has various pension plans covering substantially all of its employees in the U.S. The company's current policy is to fund these plans in an amount that ranges from the minimum contribution required by ERISA to the maximum tax deductible contribution. Certain foreign subsidiaries also have various plans, many of which are correlated to the statutory requirements of the particular countries. Benefits covering most employees are based on years of service and average compensation during the last years of employment.

Pension costs for the plans included the following components:


- ----------------------------------------------------------------------------------------------
                                             Domestic Plans                 Foreign Plans
- ----------------------------------------------------------------------------------------------
                                      1993       1992       1991       1993      1992     1991
- ----------------------------------------------------------------------------------------------
Service cost - benefits earned
   during the year                 $  25.7    $  23.2    $  21.4    $  19.2    $ 18.8   $ 15.4
Interest cost on projected
   benefit obligation                 94.6       92.6       83.2       35.5      30.0     27.3
Return on assets                    (127.4)    (107.1)    (148.9)     (71.8)    (20.1)   (45.5)
Net amortization and deferral         24.4        5.0       45.5       35.0     (10.5)    15.9
- ----------------------------------------------------------------------------------------------
Net pension expense                $  17.3    $  13.7    $   1.2    $  17.9    $ 18.2   $ 13.1
- ----------------------------------------------------------------------------------------------

The 1993 restructuring charge discussed in Note 3 included a $4.6 curtailment loss representing a decrease in unrecognized prior service costs resulting from a reduction in domestic plan participants.

The 1991 restructuring charge discussed in Note 3 included an $18.1 charge reflecting pension enhancements included in the voluntary retirement incentive program.

The funded status of the plans and amounts recognized in the consolidated balance sheets at December 31, 1993 and 1992, as of the latest actuarial valuations, are as follows:

- ----------------------------------------------------------------------------------------------
                                    Plans in which Assets          Plans in which Accumulated
                                 Exceed Accumulated Benefits          Benefits Exceed Assets
- ----------------------------------------------------------------------------------------------
                                  Domestic          Foreign         Domestic         Foreign
                                   Plans             Plans            Plans           Plans
- ----------------------------------------------------------------------------------------------
                               1993      1992    1993     1992    1993    1992    1993    1992
- ----------------------------------------------------------------------------------------------
Plan assets at fair value
  (invested primarily in
  equities and bonds)      $1,111.9  $  983.2   $494.0  $181.8  $ 50.5  $ 49.6  $ 30.1  $131.2
- ----------------------------------------------------------------------------------------------
Accumulated benefit
  obligation:
    Vested                  1,080.6     945.3    384.3   133.1    87.1    80.5    54.5   158.0
    Nonvested                  20.1      15.2     10.2     7.0     1.0      .4     9.4     5.8
- ----------------------------------------------------------------------------------------------
                            1,100.7     960.5    394.5   140.1    88.1    80.9    63.9   163.8
Estimated future
  salary increases            117.7     109.0     53.8    18.0    11.7     3.5    24.0    59.2
- ----------------------------------------------------------------------------------------------
Projected benefit
  obligation                1,218.4   1,069.5    448.3   158.1    99.8    84.4    87.9   223.0
- ----------------------------------------------------------------------------------------------
Funded status                (106.5)    (86.3)    45.7    23.7   (49.3)  (34.8)  (57.8)  (91.8)
Unrecognized net (asset)
  obligation at December
  31, 1993 and 1992           (30.8)    (46.4)    (7.3)   (7.9)    4.2     4.6     3.6     4.5
Unrecognized prior service
  cost                         41.0      51.6       .8     (.6)    3.0     3.3      -       -
Unrecognized net actuarial
  loss (gain)                 224.1     156.8    (15.6)   (2.2)   22.8     8.6     5.9     9.6
Adjustment required to
  recognize minimum
  liability                      -         -        -       -    (18.3)  (13.0)    (.7)    (.3)
- ----------------------------------------------------------------------------------------------
Net pension asset
  (liability) recognized
  in the consolidated
  balance sheets           $  127.8  $   75.7   $ 23.6  $ 13.0  $(37.6) $(31.3) $(49.0) $(78.0)
- ----------------------------------------------------------------------------------------------

The assumptions used to develop the actuarial present value of benefit obligations were as follows:

- ---------------------------------------------------------------------------------------
                                            Domestic Plans           Foreign Plans
- ---------------------------------------------------------------------------------------
                                        1993      1992     1991    1993    1992    1991
- ---------------------------------------------------------------------------------------
Expected long-term rate of return
  on plan assets                       10.5%     10.5%    10.5%    8.6%    9.0%    9.6%
Expected increase in salary levels      4.0%      5.0%     6.0%    5.1%    5.7%    5.9%
Weighted average discount rate          7.5%      8.8%     9.5%    7.7%    8.1%    8.4%
- ---------------------------------------------------------------------------------------

Note 19 - Income Taxes:

Effective January 1, 1993, the company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." This accounting change resulted in a cumulative effect adjustment which increased net income upon adoption by $63.0 or $.47 per share. Valuation allowances as of January 1, 1993 of $92.0 primarily relate to the potential inability to utilize foreign operating loss and capital loss carryforwards. Valuation allowances increased $16.9 primarily due to the potential inability to realize deferred tax assets associated with the 1993 restructuring.

The components of income before income taxes and accounting changes were:

- ---------------------------------------------------------------------
Years Ended December 31,                      1993      1992     1991
- ---------------------------------------------------------------------
U.S. and Puerto Rico                        $ 15.8    $473.6   $197.6
Foreign                                      302.7     384.6     23.9
- ---------------------------------------------------------------------
                                            $318.5    $858.2   $221.5
- ---------------------------------------------------------------------

The 1993 income before income taxes and accounting changes included a restructuring charge of $374.6 for U.S. and Puerto Rico and $150.6 for foreign, see Note 3.

The 1991 income before income taxes and accounting change included a restructuring charge of $245.4 for U.S. and Puerto Rico and $298.6 for foreign, see Note 3.

The provision (benefit) for income taxes consisted of:

- ---------------------------------------------------------------------
                                          Liability Deferred Deferred
                                            Method   Method   Method
- ---------------------------------------------------------------------
Years Ended December 31,                      1993      1992     1991
- ---------------------------------------------------------------------
Current:
   Federal                                 $  22.0    $ 54.2   $ 36.8
   Foreign                                   123.4     127.3    139.9
   State and Puerto Rico                      17.7      27.4     26.1
- ---------------------------------------------------------------------
                                             163.1     208.9    202.8
- ---------------------------------------------------------------------
Deferred:
   Federal                                   (95.0)    (14.5)   (33.6)
   Foreign                                   (19.6)     14.4    (76.4)
   State and Puerto Rico                     (15.0)      5.7    (12.1)
- ---------------------------------------------------------------------
                                            (129.6)      5.6   (122.1)
- ---------------------------------------------------------------------
Provision for income taxes                 $  33.5    $214.5  $  80.7
- ---------------------------------------------------------------------

The principal timing differences included in the deferred tax provision (benefit) for 1992 and 1991 were restructuring items of $26.7 and $(96.3), respectively.

The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1993, were as follows:

- --------------------------------------------------------------------
                                              Assets     Liabilities
- --------------------------------------------------------------------
Restructuring reserves                        $ 287.9     $    -
Postretirement/postemployment
  obligations                                    64.6          -
Pensions                                         25.2        55.9
Compensation/benefits                            61.3          -
Property, plant and equipment                    47.8       162.4
Research tax credit carryforwards                27.0          -
Other                                           103.8        13.0
- -------------------------------------------------------------------
                                                617.6       231.3
Valuation allowances                           (108.9)         -
- -------------------------------------------------------------------
                                              $ 508.7     $ 231.3
- -------------------------------------------------------------------


The company's research tax credit carryforwards of $27.0 will be available until the years 2007 and 2008.

The company paid income taxes of $155.0, $211.8 and $139.4 during 1993, 1992 and 1991, respectively. Prepaid expenses and other current assets included deferred income taxes amounting to $218.0 and $129.9 at December 31, 1993 and 1992, respectively. Investments and other assets included deferred income taxes of $135.8 at December 31, 1993.

The earnings of Warner-Lambert's subsidiary operating in Puerto Rico are subject to tax pursuant to a grant, effective through December 2003. The grant provides for certain tax relief and for reduced withholding tax rates upon repatriation of Puerto Rico earnings provided that certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1993. The combined income and withholding taxes are accrued at the applicable rates as income is earned.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1993 totaled approximately $353.4. Accordingly, no additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. It would be impractical to compute the estimated deferred tax liability on these reinvested earnings.

As of December 31, 1993, Warner-Lambert's U.S. federal income tax returns through 1986 had been examined and settled with the Internal Revenue Service.

Warner-Lambert's effective income tax rate before accounting changes differed from the U.S. statutory tax rate as follows:

- ---------------------------------------------------------------------
                                          Liability Deferred Deferred
                                            Method    Method   Method
- ---------------------------------------------------------------------
Years Ended December 31,                     1993      1992     1991
- ---------------------------------------------------------------------
U.S. statutory tax rate                     35.0%     34.0%    34.0%
Income earned in Puerto Rico                (5.5)     (6.8)    (6.7)
Foreign income subject to
  reduced tax rates including
  taxes on repatriation                     (4.6)     (1.4)     (.4)
U.S. research tax credit, net               (1.8)      (.5)    (1.0)
State and local taxes, net                    .9       1.3      1.2
Other items, net                             (.5)     (1.6)     (.1)
Effect of restructuring                    (13.0)        -      9.4
- ---------------------------------------------------------------------
Effective tax rate before
  accounting changes                        10.5%     25.0%    36.4%
- ---------------------------------------------------------------------


The 1993 effective tax rate of 10.5 percent included the effect of a
31.4 percent tax benefit rate on the restructuring charge discussed in
Note 3. Excluding the effect of the restructuring charge, the effective tax rate was 23.5 percent. The lower effective tax rate for 1993 also reflected the retroactive extension of the research tax credit enacted as part of The Omnibus Budget Reconciliation Act of 1993 and a decrease in the overall international tax rate, due to changes in certain affiliates' operating results, coupled with a $3.0 tax effect of applying the one percentage point increase in the U.S. statutory tax rate to existing net deferred tax assets. There was a separate 37.0 percent tax benefit rate on the $27.0 charge for the change in accounting principle discussed in Note 17 regarding SFAS No. 112.

The company's 1991 restructuring charge resulted in a 9.4 percentage point increase in the effective tax rate, which reflected the inability to fully recognize the tax benefits of this charge in accordance with APB No. 11. These benefits were more fully recognized upon the adoption of SFAS No. 109. The company's 1993 restructuring charge resulted in a 13.0 percentage point decrease in the effective tax rate, which reflected the ability to more fully recognize tax benefits of this charge in accordance with SFAS No. 109.

The 1991 effective tax rate of 36.4 percent included the effect of a
23.2 percent tax benefit rate on the $544.0 restructuring charge discussed in Note 3. There was a separate 27.4 percent tax benefit rate on the $146.0 charge for the change in accounting principle discussed in Note 16 regarding SFAS No. 106.

Note 20 - Segment Information:

Financial information by industry segment and geographic area for 1993, 1992 and 1991 is presented on page 35 of this report under the caption "Segment Information."

Industry segments are comprised as follows: Pharmaceutical - consisting of ethical pharmaceuticals, biologicals, specialty chemicals and empty hard-gelatin capsules; Consumer Health Care - consisting of over-the-counter products, razors and blades, pet care products and the Novon Products Group which was discontinued in 1993, see Note 3; Confectionery - consisting of chewing gums, breath mints and, until their disposition in the fourth quarter of 1993, chocolate/caramel brands, see Note 3.

Note 21 - Quarterly Financial Information - Unaudited:

- -----------------------------------------------------------------------------------------------
                            1993 Quarters                           1992 Quarters
- -----------------------------------------------------------------------------------------------
                      First    Second     Third    Fourth    First    Second     Third   Fourth
- -----------------------------------------------------------------------------------------------
Net sales          $1,331.7  $1,449.7  $1,478.5  $1,533.8 $1,311.5  $1,373.4  $1,438.3 $1,474.4
Gross profit          920.8     977.8     980.2     996.8    910.6     939.9     956.9    975.9
Income (loss)
 before accounting
 changes              136.1     189.9     155.9    (196.9)   163.6     177.9     164.5    137.7
Net income (loss)     182.1     189.9     155.9    (196.9)   163.6     177.9     164.5    137.7
Per common share:
 Income (loss)
  before accounting
  changes              1.01      1.40      1.16     (1.46)    1.22      1.32      1.22     1.02
 Net income (loss) $   1.35  $   1.40  $   1.16  $  (1.46)$   1.22  $   1.32  $   1.22 $   1.02
- -----------------------------------------------------------------------------------------------

First quarter 1993 results included a pretax restructuring charge of $70.0 or $45.0 after tax for the disposition of the Novon Products
Group as discussed in Note 3 and a charge of $17.0 after tax or $.13 per share to adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and a credit of $63.0 or $.47 per share for the adoption of SFAS No. 109, "Accounting for Income Taxes." The third quarter 1993 effective tax rate was 19.6 percent compared with 23.3 percent for the first half of 1993 due to the retroactive extension of the research tax credit enacted in August 1993. Fourth quarter 1993 results included a net pretax restructuring charge of $455.2 or $315.4 after tax, see Note 3. Compared to previous quarters of 1993, the fourth quarter results of 1993 reflected reduced gross profit primarily related to regulatory compliance issues in the pharmaceutical segment.

Compared to previous quarters of 1992, the fourth quarter results of 1992 reflected increased investment in marketing and research and development, partially offset by the impact of a reduction in the effective tax rate.

Report by Management

The management of Warner-Lambert Company has prepared the accompanying consolidated financial statements and related information in conformity with generally accepted accounting principles and is responsible for the information and representations in such financial statements, including estimates and judgments required for their preparation. Price Waterhouse, independent accountants, has audited the consolidated financial statements and their report appears herein.

In order to meet its responsibilities, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that financial records properly reflect all transactions. The internal control system is augmented by an ongoing internal audit program, an organizational structure that provides for appropriate division of responsibility and communication programs that explain the company's policies and standards.

The Audit Committee of the Board of Directors, composed entirely of nonemployee directors, meets periodically with the independent accountants, management and internal auditors to review auditing, internal accounting controls and other financial reporting matters. Both the independent accountants and internal auditors have full access to the Audit Committee.

Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Creed, which summarizes Warner-Lambert's commitment to its customers, colleagues, shareholders, business partners and society.

Report of Independent Accountants


PRICE WATERHOUSE


To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 17 and 19 to the financial statements, effective January 1, 1993 the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," respectively. As discussed in Note 16 to the financial statements, effective January 1, 1991, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."



Price Waterhouse
- ----------------

4 Headquarters Plaza North
Morristown, New Jersey
January 24, 1994