Form 10-K, Exhibit 13
period 1994-12-31
WARNER LAMBERT CO
filed 1995-03-20
CIK 104669

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Net Sales
- ---------

Worldwide sales for 1994 were $6,417 million compared to $5,794 million in 1993, an 11 percent increase. Sales growth of approximately 7 percent was from the full-year reporting impact of businesses acquired in 1993 and sales of approximately $320 million in 1994 from products contributed by Wellcome plc ("Wellcome") to the Warner Wellcome joint venture operations (described below), partly offset by the absence of the chocolate/caramel business (which was sold in October 1993).
Unit volume growth accounted for the remaining 4 percent increase in 1994 sales. Price increases and foreign exchange rate changes did not have an impact on worldwide sales growth in 1994. In 1993, sales grew 4 percent; unit volume gains and price increases were each 3 percent and foreign exchange rate changes had an unfavorable impact of 2 percent.

[Sales, presented in graphic format, were $4.7 billion in 1990, $5.1 billion in 1991, $5.6 billion in 1992, $5.8 billion in 1993 and $6.4 billion in 1994.]

On a geographic basis, U.S. sales in 1994 were $2,954 million, an increase of $207 million or 8 percent over 1993. Growth was primarily attributable to the inclusion of the Wellcome products and the full-year reporting of 1993 acquisitions. International sales increased $416 million or 14 percent to $3,463 million.
The full-year reporting of 1993 acquisitions and the inclusion of Wellcome products increased international sales by approximately 5 percent. In 1993, U.S. sales fell $67 million or 2 percent to $2,747 million, while international sales rose $263 million or 9 percent to $3,047 million. After adjusting for exchange rate changes, 1993 international sales increased 14 percent over 1992 levels.


Consumer Health Care Products
- -----------------------------

                            1994             1993          1992
                        ------------     ------------    -------
                                    (Dollars in millions)
Net Sales               $ 2,970  +25%    $ 2,374  +12%   $ 2,129

Worldwide sales of consumer health care products increased 25 percent over 1993. Warner-Lambert acquired several businesses in this segment in 1993, including the European, U.S. and Canadian operations of WILKINSON SWORD. The full-year recognition of sales from these businesses coupled with approximately $320 million in 1994 sales of products contributed by Wellcome to the Warner Wellcome joint venture operations increased this segment's sales by approximately 17 percent in 1994.

U.S. consumer health care product sales in 1994 grew 26 percent to $1,466 million. The full-year reporting of businesses acquired in 1993 and the inclusion of Wellcome products, including SUDAFED and ACTIFED cold medications and NEOSPORIN topical anti-infective, increased sales by approximately 23 percent. Products achieving growth in the U.S. during 1994 included LISTERINE Antiseptic mouthwash (resulting from the introduction of FRESHBURST LISTERINE), BENADRYL antihistamine (benefiting from the introduction of BENADRYL Dye-Free antihistamine) and sales from the introduction of SILK EFFECTS women's wet-shave system. International consumer health care product sales rose 24 percent to $1,504 million. Sales growth of 12 percent resulted from the inclusion of the Wellcome products in Canada, certain countries in Europe, Australia and New Zealand, and the full-year reporting of acquired businesses. Products with international sales growth included HALLS cough tablets, TETRA aquarium products and SCHICK wet-shaving products.

In December 1993, Warner-Lambert signed separate agreements with both Wellcome and Glaxo Holdings plc ("Glaxo") governing the establishment of joint ventures in various countries to develop and market a broad range of nonprescription consumer health care products.

Warner-Lambert's agreement with Wellcome calls for both companies to contribute to the joint venture operations current and future over-the-counter (OTC) products. Joint venture operations formed pursuant to a global principles agreement began in the U.S. and Canada in January 1994, in Australia, New Zealand and certain countries in Europe in June 1994 and in Germany in November 1994. Warner-Lambert consolidates the financial results of the joint venture operations. Additional joint venture operations may be established by Warner-Lambert and Wellcome in other countries throughout the world. A New Drug Application (NDA) for the conversion to OTC use of Wellcome's antiviral drug ZOVIRAX as a genital herpes medication was filed with the U.S. Food and Drug Administration (FDA) in August 1993. On January 12, 1995, the FDA's Antiviral Drugs and Nonprescription Drugs Advisory Committees met and recommended not to approve ZOVIRAX as an OTC treatment. Although Wellcome will continue to pursue approval, it is not possible to predict the actions the FDA will take relating to this Rx-to-OTC switch and approval in the near term seems unlikely. ZOVIRAX cold sore cream has been approved for OTC use and is being sold by Warner Wellcome in several countries.

Warner-Lambert and Glaxo formed a joint venture in the U.S. that commenced operations in December 1993. The joint venture will develop, seek approval of and market OTC versions of Glaxo prescription drugs in the U.S., including ZANTAC, its pharmaceutical product for ulcer treatment. Additional joint ventures are expected to be formed with Glaxo in other major markets outside the U.S., excluding Japan.

On September 30, 1994, Glaxo submitted a NDA filing to the FDA for the sale in the U.S. of ZANTAC as an OTC product for the
treatment of episodic heartburn.   In December 1994, ZANTAC
gained OTC marketing approval in the U.K. as a treatment for episodic heartburn and is expected to be launched in March 1995. In addition, in the first quarter of 1994, BECONASE, an OTC allergy nasal spray from Glaxo was marketed in the U.K. Warner-Lambert will share in the profits generated by these brands as well as other OTC products sold by the joint venture.

In January 1995, Glaxo announced an offer to acquire all of the shares of Wellcome. It is unclear what impact this acquisition
(if completed) will have on Warner-Lambert.

In 1993, worldwide sales of consumer health care products increased 12 percent over 1992. The growth was partly due to the March 1993 acquisition of the European, U.S. and Canadian operations of WILKINSON SWORD that increased the year-to-year comparison by 6 percent. U.S. sales grew 3 percent and international sales rose 21 percent. Major contributors to U.S. sales growth were HALLS, BENADRYL and E.P.T. pregnancy test kits. Products with international sales growth were HALLS, TETRA and SCHICK.


Confectionery Products
- ----------------------

                             1994             1993          1992
                         -------------    -------------   -------
                                     (Dollars in millions)
Net Sales                $ 1,368  +5%     $ 1,306  +10%   $ 1,189

Worldwide sales of confectionery products increased 5 percent in 1994. U.S. sales declined 5 percent to $479 million due to the sale of the chocolate/caramel business in the fourth quarter of 1993. Excluding chocolate/caramel sales, U.S. sales grew 5 percent from 1993, led by MINT*A*BURST chewing gum (introduced in December 1993), FRUIT WAVES hard candy and MIGHTY MORPHIN POWER RANGERS gum (both introduced in 1994). International sales were $889 million, an increase of 11 percent, 12 percent at constant exchange rates. Products with international sales growth included TRIDENT sugarless gum and CLORETS gums and mints.

In 1993, worldwide sales of confectionery products increased 10 percent over 1992, with U.S. sales up 3 percent and international sales increasing 14 percent. U.S. sales growth was led by TRIDENT, MINT*A*BURST and CINN*A*BURST chewing gum.
International sales growth was led by TRIDENT, CLORETS and CINN*A*BURST.


Pharmaceutical Products
- -----------------------
                              1994             1993        1992
                          ------------    -------------  -------
                                    (Dollars in millions)
Net Sales                 $ 2,079  -2%    $ 2,114  -7%   $ 2,280

Worldwide sales of pharmaceutical products in 1994 were 2 percent lower than in 1993. U.S. sales were down $74 million or 7 percent to $1,009 million, while international sales were up 4 percent to $1,070 million. The decline in U.S. sales was from sales erosion and price reductions of both the lipid-regulator LOPID and its generic equivalent, gemfibrozil, as a result of generic competition. Sales of the two products fell $197 million in 1994 and are anticipated to fall further by approximately $65 million in 1995.

Partly offsetting the sales decline of LOPID and gemfibrozil in the U.S. was sales growth from the cardiovascular drug ACCUPRIL (which benefited from expanded labeling as a treatment for congestive heart failure), the anticonvulsant DILANTIN, sales from COGNEX, the company's drug for the treatment of Alzheimer's disease (which was introduced in the third quarter of 1993), and the add-on epilepsy therapy NEURONTIN (which was launched during the first quarter of 1994). Products with international sales growth were ACCUPRIL, CAPSUGEL empty hard-gelatin capsules and NEURONTIN (which by the end of 1994 had gained marketing approval in sixteen countries). Although there were no significant international sales of COGNEX in 1994, by year-end Warner-Lambert had received marketing approval for COGNEX in seven countries outside the U.S.

Warner-Lambert continues to make progress in resolving the issues related to the consent decree that the company entered into with the FDA in 1993. The consent decree with the FDA is a court-approved agreement that primarily requires the company to certify that laboratory and/or manufacturing procedures at its pharmaceutical manufacturing facilities in the U.S. and Puerto Rico meet current Good Manufacturing Practices established by the FDA. Most of those pharmaceutical products which the company intends to continue manufacturing and/or marketing have returned to full manufacture and distribution, and laboratories in all U.S. pharmaceutical plants have received certification. The company is working with the FDA to complete facility certification for the Vega Baja and Fajardo plants in Puerto Rico.

In 1993, worldwide sales of pharmaceutical products were 7 percent lower than 1992, with U.S. and international sales falling 10 percent and 4 percent, respectively. In the U.S., sales fell due to the loss of patent protection on LOPID and the FDA regulatory issues connected to the company's pharmaceutical manufacturing. Compliance with FDA restrictions resulted in an estimated loss of sales revenue of approximately $135 million in 1993. International sales were lower due to the negative impact of foreign exchange rates and 1993 health care reform measures in Germany. At constant exchange rates, international sales increased 2 percent from 1992.

Cost and Expenses
- -----------------

Cost of goods sold increased 12 percent to $2,155 million in 1994. In addition to higher sales volume, the increase was due to the full-year reporting impact of companies acquired in 1993 and the Warner Wellcome joint venture operations. Cost of goods sold increased 6 percent in 1993 to $1,918 million. Cost of goods sold as a percentage of net sales increased to 33.6% in 1994 from 33.1% in 1993 and 32.4% in 1992. The increases in the ratio were primarily due to higher cost of goods ratios in the pharmaceutical segment, resulting from both an unfavorable product mix and higher costs related to regulatory compliance issues.

Marketing expense rose 7 percent to $2,351 million in 1994 compared with a 5 percent increase to $2,196 million in 1993.
The increase in marketing expense in 1994 was due to the full-year inclusion of acquired businesses and the Warner Wellcome joint venture operations, partially offset by reductions in the U.S. pharmaceutical sales force. In 1993, marketing expense increased due to the inclusion of acquired companies' results, the introduction of new products and sales force expansions in international markets. As a percentage of net sales, marketing expense was 36.6% compared with 37.9% in 1993 and 37.5% in 1992, as sales growth outpaced the company's investment in marketing in 1994.

Administrative and general expense of $444 million increased 11 percent from $400 million in 1993, primarily reflecting the full-year inclusion of the acquired businesses and costs related to the Warner Wellcome joint venture operations. Expenses in 1993 were 6 percent higher than 1992, mainly due to costs associated with corrective actions aimed at regulatory compliance at certain manufacturing facilities, coupled with the inclusion of acquired companies' results. As a percentage of net sales, administrative and general expense was 6.9% in both 1994 and 1993 and 6.7% in 1992.

Research and development expense totaled $456 million in 1994, 2 percent lower than $465 million in 1993, due to reduced spending on selected pharmaceutical programs. In 1993, research and development expense also fell 2 percent, reflecting the absence of spending on the Novon specialty polymer business and more focused R&D spending on selected pharmaceutical projects. As a percentage of net sales, research and development expense was 7.1% versus 8.0% in 1993 and 8.5% in 1992. These decreases are attributable to the reductions in R&D spending and the higher percentage of company sales being generated by consumer health care products (which require a lower level of R&D spending than pharmaceutical products).

Other expense (income), net of $6 million was $34 million unfavorable compared to 1993, primarily due to higher interest expense (resulting from increased debt levels from the company's 1993 and 1994 acquisitions and an increase in interest rates). For 1993, other expense (income), net of $(29) million was $2 million favorable compared to 1992, partially reflecting lower financial expenses in Brazil due to improved cash flow.

With the commencement of the Warner Wellcome joint venture operations in 1994, minority interests increased to $92 million.

Restructuring
- -------------

In 1993, the company recorded a net restructuring charge of $525 million pretax ($360 million after tax or $2.67 per share), that included a $70 million charge in the first quarter for the disposition of the Novon specialty polymers business, a $13 million gain in October on the sale of the chocolate/caramel business and a $468 million charge in the fourth quarter covering the rationalization of manufacturing facilities, principally in North America, including the eventual closing of seven plants, and for organizational restructuring and related workforce reductions of about 2,800 positions. The program was prompted by the combined impact of rapid and profound changes in the company's competitive environment. These changes included the growing impact of managed health care and other cost-containment efforts in the U.S., cost regulations in Europe and changes in U.S. tax law. During 1994, the company closed two manufacturing sites (Carolina, Puerto Rico and Harbin, China) and reduced the workforce by approximately 1,300 positions, primarily consisting of U.S. sales force, Puerto Rico manufacturing and European administrative positions. The restructuring activities are proceeding as planned and are expected to be substantially completed by 1997. (See Note 3 to the consolidated financial statements for the detailed provisions and subsequent utilization of reserves).

In 1993 the company estimated that on completion of the 1993 restructuring actions it would generate average annual pretax savings (compared with pre-restructuring spending levels) of approximately $150 million by 1997. The company is unaware of any event that would significantly change spending or anticipated savings with respect to the 1993 restructuring actions. The company will invest the savings in its core businesses to further strengthen its overall competitive position and enhance its long-term profitability.

A restructuring charge of $544 million pretax ($418 million after tax or $3.11 per share) was included in 1991 results. The pretax charge included a provision for the worldwide rationalization of manufacturing and distribution facilities to take advantage of the elimination of trade barriers primarily in Europe, North America and the Andean region, for a worldwide staff reduction program of approximately 2,700 positions, including a voluntary retirement incentive program, and for other issues. As a result of this program, the company has already closed twelve manufacturing facilities, mainly in Europe and South America, completed two additional partial facility rationalizations and reduced the workforce by more than 1,800 positions, primarily consisting of worldwide administrative, European and South American manufacturing and European research positions. The restructuring activities are proceeding generally as planned and are expected to be substantially completed by 1997. The major remaining planned action is a pharmaceutical manufacturing rationalization program that includes the closing of several additional facilities.

[Sales per employee, presented in graphic format, were $134 thousand in 1990, $142 thousand in 1991, $159 thousand in 1992, $159 thousand in 1993 and $179 thousand in 1994.]

In 1991 the company estimated that on completion of the 1991 restructuring actions it would generate approximately $1 billion in cumulative pretax savings through 1998. The company is unaware of any event that would significantly change spending or anticipated savings with respect to the 1991 restructuring actions. Similar to the savings resulting from the 1993 restructuring activity, the company will also invest these savings in its core businesses to further strengthen its overall competitive position and enhance its long-term profitability.

The company anticipates that the remaining spending for the 1993 and 1991 restructuring activities will be funded from cash provided by operations.

Accounting Changes
- ------------------

The company adopted, effective January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which increased net income in 1993 by $63 million or $.47 per share; and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which decreased net income in 1993 by $17 million ($27 million pretax) or $.13 per share.


Income Taxes
- ------------

                                    1994        1993       1992
                                    ----        ----       ----
Effective tax rate before
 accounting changes:
  As reported                       21.8%       10.5%      25.0%
  Excluding restructuring
   and after minority interests     24.0%       23.5%      25.0%

The 1994 reported tax rate of 21.8 percent was higher than the 1993 reported tax rate of 10.5 percent principally due to the effect of a 31.4 percent tax benefit rate associated with the 1993 restructuring actions.

The 1994 effective tax rate (calculated on income before taxes less minority interests) was 24.0 percent. The 1993 effective tax rate, excluding the impact of accounting changes and the net restructuring charge, was 23.5 percent. The increase in the company's tax rate was partially due to the tax consequences associated with research expense, including the comparison with an unusually high effective tax rate benefit on research expense in 1993 resulting from the August 1993 retroactive extension of the U.S. research tax credit. Another factor contributing to the rise in the 1994 tax rate was the lowered tax benefit from operations in Puerto Rico. These increases were partially offset by the company's ability to recognize additional deferred tax assets.

The 1993 effective tax rate of 23.5 percent, excluding the impact of accounting changes and the net restructuring charge, was lower than the 1992 effective tax rate of 25.0 percent largely due to the August 1993 retroactive extension of the U.S. research tax credit.

The company anticipates that its effective tax rate will increase several percentage points in 1995 as a consequence of the 1995 phase-in of U.S. tax law changes enacted in 1993 and expected changes in the company's global profit composition.

Net Income
- ----------

Net income in 1994 was $694 million or $5.17 per share compared to $331 million or $2.45 per share in 1993. Excluding the 1993 net restructuring charge of $360 million or $2.67 per share and the net impact of the accounting changes adopted in 1993 of $46 million or $.34 per share, 1994 net income and earnings per share both increased 8 percent. Net income in 1993 of $645 million, excluding restructuring and accounting changes, was in line with 1992. Earnings per share of $4.78 was unchanged from 1992, principally due to the pharmaceutical segment, where regulatory issues related to the company's pharmaceutical manufacturing had a negative impact on both sales and profits.

Inflation
- ---------

Inflation has not been a significant factor in Warner-Lambert's business because of the modest rates of inflation in the U.S. and the principal foreign countries in which the company maintains operations.

Liquidity and Capital Resources
- -------------------------------

Selected financial data presented below:


                                    1994        1993        1992
                                    ----        ----        ----
Return on average shareholders'
    equity:
  As reported                        43%         23%         48%
  Excluding restructuring and
    accounting changes               43%         40%         48%
Return on average total assets:
  As reported                        13%          7%         17%
  Excluding restructuring and
    accounting changes               13%         14%         17%

Cash and cash equivalents amounted to $218 million at December 31, 1994, a decrease of $223 million from December 31, 1993. The company also holds $401 million in short-term investments and other nonequity securities (included in investments and other assets) that do not qualify as cash equivalents, representing an increase of $240 million since 1993. Combined, cash and cash equivalents, short-term investments and other nonequity
securities increased $17 million compared to 1993.   Net debt
(total debt less cash and cash equivalents, short-term investments and other nonequity securities) of $841 million at December 31, 1994 increased $243 million from $598 million at December 31, 1993. This increase is primarily attributable to spending related to the 1993 and 1991 restructuring activities (including purchases of property, plant and equipment) and the acquisition of businesses.

At December 31, 1993, cash and cash equivalents amounted to $441 million, a decrease of $278 million from 1992. Short-term investments and other nonequity securities of $161 million at December 31, 1993 were $66 million higher than 1992. Combined, cash and cash equivalents, short-term investments and other nonequity securities declined $212 million. Net debt of $598 million at December 31, 1993 changed from a net cash position of $77 million at December 31, 1992. The change to a net debt position is primarily attributable to the acquisitions of businesses in 1993.

Trade receivables days sales outstanding (DSO) increased to 47 days in 1994 compared to 45 days in 1993. The increase was primarily attributable to a higher proportion of international sales, which traditionally have a higher DSO than the company overall. The inventory turnover rate decreased to 3.7 from the previous year's 3.9, reflecting higher inventory levels in all segments.

Expenditures for property, plant and equipment were $406 million in 1994, $347 million in 1993 and $334 million in 1992. Capital spending commitments planned by the company over the next several years include the consolidation and upgrading of manufacturing, distribution and research facilities, and for organizational restructuring in connection with the company's restructuring plans announced in 1993 and 1991. In 1994, the company announced plans to make an initial capital investment of approximately $30 million during the next three years to establish a confectionery and consumer health care products operation in the People's Republic of China. The company estimates that 1995 expenditures for property, plant and equipment will be approximately $410 million.

In June 1994, Warner-Lambert acquired Saila S.p.A., a privately held confectionery company based in Italy. The total purchase price was approximately $66 million. The company completed several acquisitions and investments in 1993 for a total cash consideration of $429 million (see Note 4 to the consolidated financial statements).

The company has unused available lines of credit from banks totaling $1.0 billion. The company's bond ratings by Standard and Poor's Corporation (AA) and Moody's Investor Services (Aa3) did not change during 1994.

As of December 31, 1994, less than two million shares of common stock remain to be repurchased under current authorization from the Board of Directors.

Insurance
- ---------

Consistent with trends in the pharmaceutical industry, the company self-insures, up to certain threshold amounts, against certain types of risk. The company also has in place risk management programs to minimize exposure to loss. Management believes its overall risk management programs are adequate to protect its assets and earnings against significant loss.

Environment
- -----------

The company is involved in various environmental matters, including actions initiated by the Environmental Protection Agency. It is not possible to predict with certainty the outcome of such matters or the total cost of remediation. In management's opinion, such proceedings will not result in a material adverse effect on the company's financial position, liquidity, cash flow or results of operations for any year. (For additional information see Note 19 to the consolidated financial statements.)

Other
- -----

The devaluation of the Mexican peso in December of 1994 had no effect on the company's 1994 results, since its Mexican subsidiary is consolidated on the basis of a fiscal year ending on November 30. Although the devaluation will have an impact on the company's 1995 results, management believes that such impact will not be material. Management also believes that the company's geographic diversity minimizes exposure to currency fluctuations resulting in one or more foreign countries.

Shareholder Information
- -----------------------

Book value per share of common stock at year-end 1994 was $13.50 compared with $10.36 in 1993, which reflected the 1993 restructuring charge.

Cash dividends paid in 1994 totaled $327 million. A dividend of $.61 per share was paid in each quarter of 1994 for an annual total of $2.44 per share. This was a 7 percent increase over the prior year total of $2.28 per share, paid in four quarterly dividends of $.57 per share during 1993. In January 1995, the Board of Directors approved a 7 percent increase in the quarterly dividend rate to $.65 cents per share payable in the first quarter of 1995.

Dividends have been paid on Warner-Lambert's common stock since its listing on the New York Stock Exchange in 1951. Annual dividend payments per share have increased for 43 consecutive years.

[Dividends per share, presented in graphic format, were $1.52 in 1990, $1.76 in 1991, $2.04 in 1992, $2.28 in 1993 and $2.44 in
1994.]

Warner-Lambert's common stock ticker symbol is WLA. The principal market on which the stock is traded is the New York Stock Exchange, but the stock is also listed and traded on the following domestic and international stock exchanges: Chicago, Pacific, London and Zurich. The average number of common shares outstanding in 1994 and 1993 was 134,112,000 and 135,000,000,
respectively. Shareholders of record totaled approximately 43,000 as of December 31, 1994 and 46,000 as of December 31, 1993.

The high and low prices for Warner-Lambert's common stock were as follows:


                         1994                    1993
                   -----------------      ------------------
                     High      Low          High       Low
                   -------   -------      -------    -------
First quarter      $68 3/4   $60 1/4      $70 3/4    $59 3/4
Second quarter      72 1/2    60           76 3/8     67
Third quarter       86 3/4    64           71 3/4     62 1/2
Fourth quarter      82 1/4    73           72         63 3/8

The 1994 year-end closing price of Warner-Lambert common stock was $77 per share.

                            Warner-Lambert Company and Subsidiaries
                          Five-year Summary of Selected Financial Data

- ------------------------------------------------------------------------------------------
                                    1994         1993          1992      1991         1990
- ------------------------------------------------------------------------------------------
                                        (Dollars in millions, except per share amounts)
RESULTS FOR YEAR:
  Net sales                       $6,417       $5,794        $5,598    $5,059       $4,687
  Cost of goods sold               2,155        1,918         1,814     1,626        1,515
  Research and development
    expense                          456          465           473       423          379
  Income before income taxes,
    minority interests and
    accounting changes             1,005          318 (a)       860       223 (c)      682
  Income before accounting
    changes                          694          285 (a)       644       141 (c)      485
  Net income                         694          331 (a,b)     644        35 (c,d)    485
  Per common share:
    Income before accounting
      changes                       5.17         2.11 (a)      4.78      1.05 (c)     3.61
    Net income                      5.17         2.45 (a,b)    4.78       .26 (c,d)   3.61
- ------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                  $2,515       $2,219        $2,176    $1,844       $1,559
  Current liabilities              2,353        2,016         1,333     1,250        1,101
  Working capital                    162          203           843       594          458
  Property, plant and
    equipment                      1,846        1,599         1,507     1,350        1,301
  Total assets                     5,533        4,828         4,077     3,602        3,261
  Long-term debt                     535          546           565       448          307
  Total debt                       1,460        1,199           736       576          537
  Shareholders' equity             1,816        1,390         1,528     1,171        1,402
- ------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
  Average number of common
    shares outstanding
    (in millions)                  134.1        135.0         134.7     134.4        134.3
  Common stock price per share:
      High                       $86 3/4      $76 3/8       $79 1/4   $82 1/4      $70 3/8
      Low                             60       59 3/4        58 3/8    61 3/4       49 5/8
      Year-end                        77       67 1/2        69 1/8    77 5/8       67 1/2
  Book value per common share      13.50        10.36         11.29      8.70        10.44
  Cash dividends per
    common share                    2.44         2.28          2.04      1.76         1.52
- ------------------------------------------------------------------------------------------
OTHER DATA:
  Number of employees
    (in thousands)                    36           35            34        34           34
  Capital expenditures           $   406      $   347       $   334   $   326      $   240
  Cash dividends paid                327          308           275       237          204
  Depreciation and amortization      181          170           156       135          120
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

Warner-Lambert Company and Subsidiaries
Segment Information

Industry Segments
- -----------------------------------------------------------------------------------------------
                                                                             Research and
                           Net Sales (1)          Operating Profit (3)    Development Expense
- -----------------------------------------------------------------------------------------------
                        1994    1993    1992    1994    1993    1992     1994    1993     1992
- -----------------------------------------------------------------------------------------------
                                                (Millions of dollars)
Consumer Health Care  $2,970  $2,374  $2,129  $  714   $ 440   $ 460    $ (65)  $ (61)   $ (70)
Confectionery          1,368   1,306   1,189     264     201     227      (23)    (22)     (20)
Pharmaceutical         2,079   2,114   2,280     716     384     843     (368)   (382)    (383)
                                                                      -------------------------
Research and develop-
  ment expense                                  (456)   (465)   (473)   $(456)  $(465)   $(473)
- -----------------------------------------------------------------------------------------------
Net sales and
  operating profit    $6,417  $5,794  $5,598   1,238     560   1,057
- --------------------------------------------
Corporate expense (2)                           (233)   (242)   (197)
- ---------------------                         ----------------------
Income before income
taxes, minority
interests and
accounting changes                            $1,005   $ 318  $  860
- ---------------------                         ----------------------

- ----------------------------------------------------------------------------------------------
                                                  Depreciation and
                        Identifiable Assets         Amortization         Capital Expenditures
- ----------------------------------------------------------------------------------------------
                       1994     1993    1992    1994    1993    1992    1994    1993      1992
- ----------------------------------------------------------------------------------------------
                                                (Millions of dollars)
Consumer Health Care $1,837   $1,491  $1,088    $ 61    $ 61    $ 53    $129    $115      $109
Confectionery           872      680     620      31      29      26      83      60        54
Pharmaceutical        1,991    1,769   1,476      80      72      67     183     160       151
- ----------------------------------------------------------------------------------------------
   Subtotal           4,700    3,940   3,184     172     162     146     395     335       314
Corporate               833      888     893       9       8      10      11      12        20
- ----------------------------------------------------------------------------------------------
   Total             $5,533   $4,828  $4,077    $181    $170    $156    $406    $347      $334
- ----------------------------------------------------------------------------------------------


Geographic Areas
- -----------------------------------------------------------------------------------------------
                           Net Sales (1)          Operating Profit (3)   Identifiable Assets
- -----------------------------------------------------------------------------------------------
                       1994     1993    1992    1994    1993    1992     1994    1993    1992
- -----------------------------------------------------------------------------------------------
                                                (Millions of dollars)
United States        $2,954   $2,747  $2,814  $  844  $  441  $  871   $1,915  $1,705  $1,616
Europe, Middle East
  and Africa          1,618    1,390   1,339     428     231     322    1,649   1,305     826
Americas and Far
  East                1,845    1,657   1,445     422     353     337    1,136     930     742
- -----------------------------------------------------------------------------------------------
   Subtotal           6,417    5,794   5,598   1,694   1,025   1,530    4,700   3,940   3,184
Research and develop-
  ment expense                                  (456)   (465)   (473)
- -----------------------------------------------------------------------------------------------
   Total             $6,417   $5,794  $5,598  $1,238  $  560  $1,057   $4,700  $3,940  $3,184
- -----------------------------------------------------------------------------------------------
(1) Export sales, intersegment sales and intergeographic area sales were not material.
(2) Corporate expense included general corporate income and expense, corporate investment income, interest expense and net foreign currency adjustments.
(3) Operating profit by industry segments and geographic areas included restructuring charges (see Note 3 to the consolidated financial statements) as follows:

Restructuring
- -----------------------------------------------------------------------------------------------
                 Industry Segments                                             Geographic Areas
- ----------------------------------                         ------------------------------------
                              1993                                                         1993
- ----------------------------------                         ------------------------------------
             (Millions of dollars)                                        (Millions of dollars)
Consumer Health Care        $(105)                         United States                 $(314)
Confectionery                 (46)                         Europe, Middle East
Pharmaceutical               (314)                           and Africa                   (119)
- ----------------------------------                         Americas and Far East           (32)
  Operating loss             (465)                         ------------------------------------
Corporate expense             (60)                           Operating loss              $(465)
- ----------------------------------                         ------------------------------------
Loss before
    income taxes            $(525)
- ----------------------------------

                Warner-Lambert Company and Subsidiaries
                   Consolidated Statements of Income

- ---------------------------------------------------------------------
Years Ended December 31,                 1994        1993        1992
- ---------------------------------------------------------------------
                                           (Millions of dollars,
                                         except per share amounts)

Net sales                            $6,416.8    $5,793.7    $5,597.6
- ---------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,155.1     1,918.1     1,814.3
   Marketing                          2,351.0     2,196.5     2,099.1
   Administrative and general           443.6       399.6       377.4
   Research and development             456.0       464.9       473.5
   Other expense (income), net            5.8       (28.6)      (26.5)
   Restructuring                            -       525.2           -
- ---------------------------------------------------------------------
       Total costs and expenses       5,411.5     5,475.7     4,737.8
- ---------------------------------------------------------------------
Income before income taxes, minority
   interests and accounting changes   1,005.3       318.0       859.8
   Provision for income taxes           219.1        33.5       214.5
   Minority interests                    92.2         (.5)        1.6
- ---------------------------------------------------------------------
Income before accounting changes        694.0       285.0       643.7
   Accounting changes (net of tax)          -        46.0           -
- ---------------------------------------------------------------------
Net income                           $  694.0    $  331.0    $  643.7
- ---------------------------------------------------------------------
Per common share:
   Income before accounting changes  $   5.17    $   2.11    $   4.78
   Accounting changes                       -         .34           -
- ---------------------------------------------------------------------
   Net income                        $   5.17    $   2.45    $   4.78
- ---------------------------------------------------------------------

              Consolidated Statements of Retained Earnings

- ---------------------------------------------------------------------
Years Ended December 31,                 1994        1993        1992
- ---------------------------------------------------------------------
                                            (Millions of dollars,
                                          except per share amounts)

Retained earnings at beginning
    of year                          $2,287.7    $2,264.6    $1,895.7
   Net income                           694.0       331.0       643.7
   Cash dividends paid
    on common shares                   (327.2)     (307.9)     (274.8)
- ---------------------------------------------------------------------
Retained earnings at end of year     $2,654.5    $2,287.7    $2,264.6
- ---------------------------------------------------------------------
Cash dividends per common share      $   2.44    $   2.28    $   2.04
- ---------------------------------------------------------------------

See notes to consolidated financial statements.

                Warner-Lambert Company and Subsidiaries
                      Consolidated Balance Sheets

- ---------------------------------------------------------------------
December 31,                                         1994        1993
- ---------------------------------------------------------------------
                                                 (Millions of dollars)
Assets:
     Cash and cash equivalents                   $  217.9    $  440.5
     Short-term investments                         247.2        61.2
     Receivables, less allowances of
       $21.8 in 1994 and $20.5 in 1993            1,096.0       890.8
     Inventories                                    636.2       476.5
     Prepaid expenses and other current
       assets                                       318.0       349.7
- ---------------------------------------------------------------------
            Total current assets                  2,515.3     2,218.7

     Investments and other assets                   557.6       487.4
     Equity investments in
       affiliated companies                         234.2       208.6
     Property, plant and equipment                1,846.0     1,599.3
     Intangible assets                              379.7       314.1
- ---------------------------------------------------------------------
                                                 $5,532.8    $4,828.1
- ---------------------------------------------------------------------

Liabilities and shareholders' equity:
     Short-term debt                             $  925.1    $  652.8
     Accounts payable, trade                        517.7       427.1
     Accrued compensation                           150.6       141.2
     Other current liabilities                      601.8       614.5
     Federal, state and foreign income taxes        158.2       180.3
- ---------------------------------------------------------------------
            Total current liabilities             2,353.4     2,015.9

     Long-term debt                                 535.2       546.2
     Deferred income taxes                           88.0        69.2
     Other noncurrent liabilities                   718.5       798.6
     Minority interests                              21.3         8.6

     Shareholders' equity:
       Preferred stock - none issued                    -           -
       Common stock - 160,330,268 shares
         issued                                     160.3       160.3
       Capital in excess of par value               152.2       120.1
       Retained earnings                          2,654.5     2,287.7
       Cumulative translation adjustments          (181.0)     (224.8)
       Treasury stock, at cost:
         1994 - 25,734,568 shares;
         1993 - 26,190,513 shares                  (969.6)     (953.7)
- ---------------------------------------------------------------------
            Total shareholders' equity            1,816.4     1,389.6
- ---------------------------------------------------------------------
                                                 $5,532.8    $4,828.1
- ---------------------------------------------------------------------

  See notes to consolidated financial statements.

                   Warner-Lambert Company and Subsidiaries
                    Consolidated Statements of Cash Flows

- ----------------------------------------------------------------------
Years Ended December 31,                         1994    1993    1992
- ----------------------------------------------------------------------
                                                (Millions of dollars)
Operating Activities:
  Net income                                  $ 694.0 $ 331.0 $ 643.7
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:
      Depreciation and amortization             181.4   170.4   155.6
      Minority interests                         92.2     (.5)    1.6
      Restructuring                                 -   525.2       -
      Accounting changes (net of tax)               -   (46.0)      -
      Deferred income taxes                      44.3  (129.6)    5.6
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                          (167.9) (134.1) (172.6)
          Inventories                          (140.6)  (70.3)  (19.8)
          Accounts payable and accrued
            liabilities                         (77.5)  (79.2)   24.6
      Pension contributions                     (22.1) (100.0)  (18.5)
      Other items, net                           41.2     (.2)   16.4
- ----------------------------------------------------------------------
      Net cash provided by operating
        activities                              645.0   466.7   636.6
- ----------------------------------------------------------------------
Investing Activities:
  Purchases of investments                     (656.1) (236.5)  (76.0)
  Proceeds from sales of investments            415.7   166.2    56.6
  Purchases of property, plant and equipment   (406.4) (347.1) (334.3)
  Acquisitions of businesses                    (66.3) (429.0)      -
  Proceeds from dispositions of businesses          -    83.4       -
  Other                                          13.2     4.4    18.2
- ----------------------------------------------------------------------
      Net cash used by investing activities    (699.9) (758.6) (335.5)
- ----------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                      762.7   627.6   332.8
  Principal payments on borrowings             (527.6) (192.1) (161.9)
  Purchases of treasury stock                   (41.7) (112.4)  (22.8)
  Cash dividends paid                          (327.2) (307.9) (274.8)
  Distributions paid to minority interests      (79.4)    (.5)    (.2)
  Proceeds from exercise of stock options        43.1    14.5    22.7
- ----------------------------------------------------------------------
      Net cash (used) provided by
        financing activities                   (170.1)   29.2  (104.2)
- ----------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                      2.4   (15.2)  (14.2)
- ----------------------------------------------------------------------
Net (decrease) increase in cash and
   cash equivalents                            (222.6) (277.9)  182.7
Cash and cash equivalents at beginning
   of year                                      440.5   718.4   535.7
- ----------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 217.9 $ 440.5 $ 718.4
- ----------------------------------------------------------------------

See notes to consolidated financial statements.

           Warner-Lambert Company and Subsidiaries
               Notes to Consolidated Financial Statements

(Dollars in millions, except per share amounts)

Note 1 - Significant Accounting Policies:

Basis of consolidation - The consolidated financial statements include the accounts of Warner-Lambert Company and all controlled, majority-owned subsidiaries ("Warner-Lambert" or the "company"). Substantially all foreign subsidiaries and branches are consolidated on the basis of fiscal years ending on November 30. Investments in companies in which Warner-Lambert's interest is between 20 percent and 50 percent are accounted for using the equity method. Certain prior year amounts have been reclassified to conform with the current year presentation.

Cash equivalents - Cash equivalents include nonequity short-term investments with original maturity dates of 90 days or less.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined principally on the basis of first-in, first-out or standards which approximate average cost.

Property, plant and equipment - Property, plant and equipment are recorded at cost. The cost of maintenance, repairs, minor renewals and betterments and minor equipment items is charged to income; the cost of major renewals and betterments is capitalized. Depreciation is calculated generally on the straight-line method over the estimated useful lives of the various classes of assets.

Intangible assets - Intangible assets are recorded at cost and are amortized on the straight-line method over appropriate periods not exceeding 40 years.

Advertising costs - Advertising costs are expensed as incurred and amounted to $601.3 in 1994, $598.4 in 1993 and $591.4 in 1992.

Income taxes - Statement of Financial Accounting Standards (SFAS) No. 109 was adopted effective January 1, 1993. Under SFAS No. 109, deferred taxes are based on temporary differences between assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are measured using the enacted tax rates expected to apply when temporary differences are settled or are realized. Prior to 1993, deferred taxes were computed based on Accounting Principles Board Opinion No. 11.

Net income per share - Net income per share is computed based on the average number of common shares outstanding during the year. The dilutive effect of common stock equivalents is immaterial. The average number of shares used in the determination of net income per share was 134,112,000 in 1994, 135,000,000 in 1993 and 134,717,000 in
1992.

Note 2 - Interest Income and Interest Expense:

Interest income and interest expense are included in other expense (income), net. Interest income totaled $49.7, $39.7 and $53.1 and interest expense totaled $93.7, $64.2 and $80.8 in 1994, 1993 and 1992, respectively. Total interest paid was $86.2, $65.4 and $78.4 in 1994, 1993 and 1992, respectively. Interest costs of $9.4, $8.6 and $8.1 in 1994, 1993 and 1992, respectively, have been capitalized and included in property, plant and equipment.

Note 3 - Restructuring:

In 1993 and 1991, the company recorded restructuring charges of $525.2 ($360.4 after tax or $2.67 per share) and $544.0 ($418.0 after tax or $3.11 per share), respectively, for the worldwide rationalization of manufacturing and distribution facilities and for organizational restructuring. Details of individual provisions are as follows:

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

In October 1993, Warner-Lambert sold the assets of its chocolate/caramel business in Cambridge, Massachusetts to Chicago-based Tootsie Roll Industries, Inc. for approximately $82.0, resulting in a pre-tax gain of $13.1. The sale included the Junior'r' Mints, Sugar Daddy'r', Sugar Babies'r', Charleston Chew!'r' and Pom Poms'r' product lines.

In November 1993, a restructuring charge of $468.3 was recorded for the rationalization of manufacturing facilities, principally in North America, including the eventual closing of seven plants, and for organizational restructuring and related workforce reductions of about 2,800 positions. The program was prompted by the combined impact of rapid and profound changes in the company's competitive environment, including the growing impact of managed health care and other cost containment efforts in the U.S., cost regulations in Europe and changes in U.S. tax law. During 1994, two manufacturing sites were closed (Carolina, Puerto Rico and Harbin, China) and workforce reductions of approximately 1,300 positions have been made, primarily consisting of U.S. sales force, Puerto Rico manufacturing and European administrative positions.

In the fourth quarter of 1991, a restructuring charge of $544.0 was recorded primarily for the rationalization of manufacturing and distribution facilities to take advantage of the elimination of trade barriers, primarily in Europe, North America and the Andean Region, and for a worldwide staff reduction program, including a voluntary retirement incentive program, resulting in a planned workforce reduction of approximately 2,700 positions. As of December 31, 1994, the company has closed 12 manufacturing facilities, mainly in Europe and South America, completed two partial facility rationalizations and reduced the workforce by more than 1,800 positions, primarily consisting of worldwide administrative, European and South American manufacturing and European research positions. Major activities still to be completed include the closing of several additional facilities as part of a pharmaceutical manufacturing rationalization program.

Initial 1993 and 1991 provisions and the subsequent utilization by major components are summarized in the table below:

                                                  Amounts     Reserve
                                  1993 & 1991    Utilized   Balance at
                                 Restructuring    Through    December
                                   Provisions      1994      31, 1994
- ----------------------------------------------------------------------
Severance and related costs        $  468.0       $234.6      $233.4

Plant closures and related costs      161.5         82.7        78.8

Work-systems redesign                  71.5          9.0        62.5

Operating losses during                35.3         35.3           -
  phase-out period

Other                                 107.3         79.3        28.0

Asset write-offs                      225.6        225.6           -
- ---------------------------------------------------------------------
      Total                        $1,069.2       $666.5      $402.7
- ---------------------------------------------------------------------

The company records restructuring charges based on available information at the time the decision is made and approval is received to proceed with the plan. Reserves are considered utilized when specific restructuring criteria are completed or benefits paid. The company continues to expense normal operating costs against current operations while production is being phased out of facilities to be closed. There were no material realignments of reserves by major category from amounts estimated in the original restructuring plans.

As of December 31, 1994, other current liabilities included $146.2 and other noncurrent liabilities included $256.5 of the remaining restructuring reserve balance to be utilized. Restructuring provisions include pharmaceutical manufacturing rationalizations, which include extensive product relocations requiring regulatory site and process approvals. The product relocations are being phased in with the related approval processes anticipated to take a minimum of two years each. The company has determined that the restructuring reserve balance is adequate to cover the remaining restructuring actions, which are anticipated to be substantially completed by 1997.

Note 4 - Investments, Acquisitions and Alliances:

In June 1994, Warner-Lambert acquired Saila S.p.A., a privately held confectionery company based in Italy.

In January 1993, Warner-Lambert purchased a 34 percent equity interest in Jouveinal S.A., a French pharmaceutical company, and entered into a license option agreement which grants Warner-Lambert the right of first refusal to license future Jouveinal products outside of France, Canada and French-speaking Africa. Warner-Lambert also acquired the remaining 51 percent interest in a previously formed Italian confectionery joint venture. Total consideration approximated $225 for these transactions.

In March 1993, Warner-Lambert acquired the European, U.S. and Canadian operations of WILKINSON SWORD, an international manufacturer and marketer of razors and blades, for approximately $145 including debt assumed.

In July 1993, Warner-Lambert acquired the assets of the consumer health products business of Fisons plc in Australia and New Zealand for $23. The Fisons operations include the ROSKEN line of therapeutic skin care products.

In September 1993, two acquisitions were completed. Warner-Lambert acquired Willinger Bros., Inc., a manufacturer of aquarium products marketed under the WHISPER and SECONDNATURE trademarks. In addition, Warner-Lambert acquired CACHOU LAJAUNIE, a French manufacturer of breath freshening confectioneries. Total consideration, including debt assumed for these acquisitions, approximated $67.

Cash consideration, excluding cash acquired and debt assumed, for the above acquisitions approximated $66 in 1994 and $429 in 1993. Except for the equity investment in Jouveinal, the above acquisitions have been accounted for under the purchase method and accordingly, the net assets and results of operations have been included in the consolidated financial statements since the dates of acquisition. The excess of purchase price over the estimated fair values of the net tangible and intangible assets acquired has been treated as goodwill. The pro forma full-year effect of the above acquisitions on consolidated earnings would not have been material in the respective years of acquisitions.

In December 1993, Warner-Lambert signed separate agreements with Glaxo Holdings plc ("Glaxo") and Wellcome plc ("Wellcome") governing the establishment of joint ventures in various countries to develop and market nonprescription consumer health care products.

Warner-Lambert established the first of these joint ventures in the U.S. with Glaxo, whereby the two parties have formed Glaxo Warner-Lambert OTC G.P. The joint venture will develop, seek approval of and market over-the-counter (OTC) versions of Glaxo prescription drugs in the U.S., including ZANTAC, a prescription ulcer treatment product. Additional joint ventures are expected to be formed in other major markets outside the U.S., excluding Japan. Development costs, profits and losses and voting control will be shared equally. Glaxo will receive a royalty on sales of OTC versions of Glaxo prescription drugs by the joint ventures. Warner-Lambert uses the equity method of accounting to record its share of profits and losses.

Warner-Lambert and Wellcome formed a joint venture to develop and market nonprescription consumer health care products pursuant to a global principles agreement. The U.S. and Canadian joint venture operations commenced in January 1994. Joint venture operations in Australia, New Zealand and certain countries in Europe became operational during 1994. The alliance calls for both companies to contribute OTC products, excluding HALLS and ROLAIDS, to the joint venture. After a two-year phase-in period following establishment of the U.S. Warner Wellcome joint venture, Warner-Lambert and Wellcome, respectively, will receive approximately 70 percent and 30 percent of the profits generated in the U.S. on current products, excluding ZOVIRAX. Future OTC switch products will be subject to a profit split favoring the innovator. Warner-Lambert has voting control and has consolidated the financial results of the joint venture, reflecting Wellcome's share as minority interest. Warner-Lambert's consolidated net sales included products contributed by Wellcome of approximately $320 for 1994.

In the U.S., Warner-Lambert assigned its interest in the Glaxo Warner-Lambert joint venture to the U.S. Warner Wellcome joint venture. Warner Wellcome and Glaxo will share development costs and profits equally, with Wellcome receiving ten percent of Warner Wellcome's share of the U.S. joint venture's profits.

Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies (principally Brazil and Venezuela). Net aggregate exchange losses (gains) resulting from foreign currency transactions and translation adjustments related to subsidiaries operating in highly inflationary countries amounted to $15.3, $9.8 and $(1.1) in 1994, 1993 and 1992, respectively.

Note 6 - Inventories:

- ---------------------------------------------------------------------
December 31,                                      1994          1993
- ---------------------------------------------------------------------
Raw materials                                   $112.3        $ 88.6
Finishing supplies                                54.2          38.6
Goods in process                                  93.2          79.3
Finished goods                                   376.5         270.0
- ---------------------------------------------------------------------
                                                $636.2        $476.5
- ---------------------------------------------------------------------

Note 7 - Property, Plant and Equipment:

- ---------------------------------------------------------------------
December 31,                                     1994            1993
- ---------------------------------------------------------------------
Land                                        $    34.7       $    33.8
Buildings                                     1,016.1           915.0
Machinery, furniture and fixtures             2,116.8         1,885.4
- ---------------------------------------------------------------------
                                              3,167.6         2,834.2
Less accumulated depreciation                (1,321.6)       (1,234.9)
- ---------------------------------------------------------------------
                                            $ 1,846.0       $ 1,599.3
- ---------------------------------------------------------------------

Depreciation expense totaled $168.9, $159.0 and $148.7 in 1994, 1993 and 1992, respectively.

Note 8 - Intangible Assets:

- ---------------------------------------------------------------------
December 31,                                         1994       1993
- ---------------------------------------------------------------------
Purchased patents, trademarks and other
  intangibles                                      $236.7     $179.9
Goodwill                                            205.3      181.5
- ---------------------------------------------------------------------
                                                    442.0      361.4
Less accumulated amortization                       (62.3)     (47.3)
- ---------------------------------------------------------------------
                                                   $379.7     $314.1
- ---------------------------------------------------------------------

The increase in purchased patents, trademarks and other intangibles was primarily attributable to the acquisition of Saila S.p.A.
discussed in Note 4.

Amortization expense totaled $12.5, $11.4 and $6.9 in 1994, 1993 and 1992, respectively.

Note 9 - Debt:


The components of short-term debt were as follows:

- ---------------------------------------------------------------------
December 31,                                        1994         1993
- ---------------------------------------------------------------------
Commercial paper                                  $641.4       $507.5
Notes payable - bank and other                     250.6        123.5
Current portion of long-term debt                   33.1         21.8
- ---------------------------------------------------------------------
                                                  $925.1       $652.8
- ---------------------------------------------------------------------

The weighted average interest rate was 6.3 percent and 4.6 percent for commercial paper and notes payable outstanding at December 31, 1994 and 1993, respectively. The company has lines of credit arrangements with numerous banks with interest rates generally equal to the prime rate for domestic banks and the best prevailing rate for foreign banks. At December 31, 1994, worldwide unused short-term lines of credit amounted to $1.0 billion.

The components of long-term debt were as follows:

- ---------------------------------------------------------------------
December 31,                                        1994         1993
- ---------------------------------------------------------------------
6 5/8% notes due 2002                             $199.6       $199.6
8% notes due 1998                                  150.0        150.0
8 1/8% notes due 1996                              100.0        100.0
Industrial revenue bonds due 2014                   24.6         24.7
Other                                               61.0         71.9
- ---------------------------------------------------------------------
                                                  $535.2       $546.2
- ---------------------------------------------------------------------

The industrial revenue bonds due 2014 have a stated interest rate of
7.6 percent and an effective interest rate of 7.2 percent.

The aggregate annual maturities of long-term debt at December 31, 1994, payable in each of the years 1996 through 1999, are $116.3, $6.3, $165.4 and $2.5, respectively.

The company has entered into interest rate swap agreements to reduce its interest expense on long-term debt, see Note 10.

Note 10 - Financial Instruments:


The estimated fair values of financial instruments were as follows:

- ---------------------------------------------------------------------
December 31,                      1994                    1993
- ---------------------------------------------------------------------
                        Carrying         Fair    Carrying        Fair
(  ) = Liability          Amount        Value      Amount       Value
- ---------------------------------------------------------------------
Investment securities    $ 482.8      $ 479.2     $ 341.5     $ 345.8
Long-term debt            (535.2)      (513.8)     (546.2)     (575.9)
Interest rate swaps           .3        (17.3)        5.1         8.8
Foreign exchange contracts    .1        (19.2)          -       (16.1)
- ---------------------------------------------------------------------

Investment securities and long-term debt are valued at quoted market prices for similar instruments. The fair values of the remaining financial instruments in the above table are based on dealer quotes and reflect the estimated amounts that the company would pay or receive to terminate the contracts. The carrying values of all other financial instruments in the consolidated balance sheets approximate fair values.

The company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. Adoption of SFAS No. 115 had no impact on earnings since all nonequity securities are categorized as "held-to-maturity" and, accordingly, continue to be carried at amortized cost. At December 31, 1994 and 1993, respectively, gross unrealized gains were $.4 and $4.3. Gross unrealized losses were $4.0 at December 31, 1994. The investment securities portfolio was comprised of negotiable certificates of deposit, Puerto Rico government bonds, guaranteed collateralized mortgage obligations and Ginnie Mae certificates, repurchase agreements and short-term U.S. dollar-linked Mexican government bonds. Equity securities, categorized as "available-for-sale," were immaterial.

The investment securities (mentioned above) were reported in the following balance sheet categories:

- -------------------------------------------------------------------
December 31,                             1994                  1993
- -------------------------------------------------------------------
Cash and cash equivalents              $ 74.6                $173.1
Short-term investments                  247.2                  61.2
Investments and other assets            161.0                 107.2
- -------------------------------------------------------------------
                                       $482.8                $341.5
- -------------------------------------------------------------------

As of December 31, 1994, the long-term investments of $161.0 included $71.2 of interest-bearing, mortgage-backed securities maturing beyond ten years.

Financial instruments that potentially subject the company to concentrations of credit risk are trade receivables and interest-bearing investments. The company sells a broad range of products in the consumer health care, confectionery and pharmaceutical businesses worldwide. Due to the large number and diversity of the company's customer base, concentrations of credit risk with respect to trade receivables are limited. The company does not normally require collateral. The company places substantially all of its interest-bearing investments in high-quality liquid instruments, such as certificates of deposit issued by major banks or securities issued or guaranteed by the U.S. or other governments and limits the amount of credit exposure to any one issuer.

The company does not hold or issue financial instruments for trading purposes nor is it a party to leveraged derivatives. The company uses derivatives, particularly interest rate swaps and forward or purchased option foreign exchange contracts, that are relatively straightforward and involve little complexity as hedge instruments to manage interest rate and foreign currency risk.

The counterparties to the company's derivatives consist of major international financial institutions. Because of the number of these institutions and their high credit ratings, management believes derivatives do not present significant credit risk to the company.

The following table summarizes interest rate swap agreements:


- -------------------------------------------------------------------
    Notional Amounts                 Weighted
    ---------------                  Average       Weighted Average
      December 31,                    Fixed       Floating Pay Rate
    ---------------     Maturity     Receive      -----------------
    1994       1993       Date         Rate         1994      1993
    ----       ----       ----       --------       ----      ----
    $250       $250       1996         8.1%         7.7%      5.5%
     200        200       2002         6.6          5.1       3.8
- -------------------------------------------------------------------

Interest rate swap agreements effectively convert fixed rates on long-term debt to floating rates. Interest to be paid or received is accrued over the life of the agreements as an adjustment to interest expense. The company's intent is to reduce overall interest expense while maintaining an acceptable level of risk to interest rate fluctuations. As a result of these swap agreements, interest expense was reduced by $3.7, $12.4 and $1.5 in 1994, 1993 and 1992, respectively. The impact of a 100 basis point change in market interest rates would change annual net income by approximately $3.4. The swap agreements specifically hedge $450 of long-term notes which are disclosed in Note 9. As market interest rates fluctuate, the unrealized gain or loss on the swap portfolio moves in an inverse relationship to the fair value of the underlying debt. The company had an unrealized loss on the interest rate swap portfolio of $17.6 as of December 31, 1994 and an unrealized gain of $3.7 as of December 31, 1993.

The company's foreign exchange risk management objectives are to stabilize cash flows and reported income from the effects of foreign currency fluctuations. Extensive international business activities result in a variety of foreign currency exposures including foreign currency denominated assets and liabilities, firm commitments, anticipated intercompany sales and purchases of goods and services, dividend and royalty remittances and anticipated net income of foreign affiliates, which is hedged on an intra-quarter basis. The company's strategy in managing these currency risks is to selectively hedge exposures by entering into forward or purchased option foreign exchange contracts for periods of up to two years. The company believes the risks associated with its unhedged exposures are not significant.

Gains and losses related to effective hedges, including hedges of anticipated transactions, are recognized in income as part of, and concurrent with, the hedged transaction.

The table below summarizes the contractual amounts of forward or purchased option foreign exchange contracts:

                                                Contractual Amounts
                                                -------------------
                                                    December 31,
     Currency                 Currency          -------------------
       Sold                   Purchased           1994         1993
   ------------              -------------      ------       ------
   Japanese yen              U.S. dollars       $112.9       $167.8
   U.S. dollars              British pounds       34.3         69.4
   French francs             U.S. dollars         10.0         18.5
   German marks              U.S. dollars            -         81.2
   Other                     Other                 6.9         11.3

The cash flows associated with derivative financial instruments are classified as operating in the consolidated statements of cash flows.

Note 11 - Leases:

The company rents various facilities and equipment. Rental costs charged to income under all operating leases totaled $78.5, $76.3 and $70.1 in 1994, 1993 and 1992, respectively.

The future minimum rental commitments under noncancellable capital and operating leases at December 31, 1994 are summarized below:

- ---------------------------------------------------------------------
                                             Capital        Operating
- ---------------------------------------------------------------------
1995                                         $  4.8          $ 27.2
1996                                            4.2            20.4
1997                                            3.8            13.2
1998                                            3.1            10.6
1999                                            3.1             9.5
Remaining years                                21.1            91.6
- --------------------------------------------------------------------
Total minimum lease payments                   40.1           172.5
Less minimum sublease income                    (.2)          (29.9)
                                               ---------------------
Net minimum lease payments                     39.9          $142.6
                                                             -------
Less amount representing interest             (15.8)
- -----------------------------------------------------
Present value of minimum lease payments      $ 24.1
- -----------------------------------------------------

Property, plant and equipment included capitalized leases of $34.4, less accumulated depreciation of $13.0, at December 31, 1994 and $33.0, less accumulated depreciation of $11.7, at December 31, 1993. Long-term debt included capitalized lease obligations of $21.9 and $22.3 at those respective dates.

Note 12 - Pensions:

The company has various noncontributory pension plans covering substantially all of its employees in the U.S. Benefits covering most employees are based on years of service and average compensation during the last years of employment. Current policy is to fund these plans in an amount that ranges from the minimum contribution required by ERISA to the maximum tax deductible contribution. Certain foreign subsidiaries also have various plans, which are funded in accordance with the statutory requirements of the particular countries.

Pension costs for the plans included the following components:

- ----------------------------------------------------------------------
Years Ended December 31,                  1994        1993       1992
- ----------------------------------------------------------------------
Service cost - benefits earned
  during the year                      $  50.9     $  44.9    $  42.0
Interest cost on projected
  benefit obligation                     134.3       130.1      122.6
Return on assets                         (24.2)     (199.2)    (127.2)
Net amortization and deferral           (124.5)       59.4       (5.5)
- ----------------------------------------------------------------------
Net pension expense                    $  36.5     $  35.2    $  31.9
- ----------------------------------------------------------------------

Net pension expense attributable to foreign plans and included in the above was $21.4, $17.9 and $18.2 in 1994, 1993 and 1992, respectively.

The 1993 restructuring charge, discussed in Note 3, included a $4.6 curtailment loss representing a decrease in unrecognized prior service costs resulting from a reduction in domestic plan participants.

The plans' funded status at December 31 was as follows:

- ----------------------------------------------------------------------
                                                        Plans in Which
                                  Plans in               Accumulated
                             Which Assets Exceed          Benefits
                             Accumulated Benefits       Exceed Assets
- ----------------------------------------------------------------------
                               1994       1993        1994       1993
- ----------------------------------------------------------------------
Plan assets at fair value  $1,583.9   $1,605.9    $   70.5    $  80.6
- ----------------------------------------------------------------------
Actuarial present value of
  accumulated benefit
  obligation:
    Vested                  1,421.5    1,464.9       140.3      141.6
    Nonvested                  45.4       30.3         9.4       10.4
- ----------------------------------------------------------------------
                            1,466.9    1,495.2       149.7      152.0

Estimated future
  salary increases            138.5      171.5        27.6       35.7
- ----------------------------------------------------------------------
Projected benefit
  obligation                1,605.4    1,666.7       177.3      187.7
- ----------------------------------------------------------------------
Excess of projected
  benefit obligation over
  plan assets                 (21.5)     (60.8)     (106.8)    (107.1)
Unrecognized net
   (asset) obligation         (22.0)     (38.1)        7.2        7.8
Unrecognized prior
  service cost                 36.2       41.8         2.7        3.0
Unrecognized net
  actuarial loss              150.8      208.5        21.5       28.7
Minimum liability
  adjustment                      -          -       (18.6)     (19.0)
- ----------------------------------------------------------------------
Net pension asset
  (liability) included
  in consolidated
  balance sheets           $  143.5   $  151.4    $  (94.0)   $ (86.6)
- ----------------------------------------------------------------------

Plan assets are composed primarily of investments in equities and bonds.

Foreign plan assets at fair value included in the preceding table were $570.1 in 1994 and $524.1 in 1993. The foreign plan projected benefit obligation was $596.4 in 1994 and $536.2 in 1993.

The assumptions for the U.S. plans were:

- ----------------------------------------------------------------------
Years Ended December 31,                  1994       1993        1992
- ----------------------------------------------------------------------
Expected long-term rate of
  return on plan assets                   10.5%      10.5%       10.5%
Expected increase in
  salary levels                            4.0        4.0         5.0
Weighted average discount
  rate                                     8.8        7.5         8.8
- ----------------------------------------------------------------------

Assumptions for foreign plans did not vary significantly from the U.S.
plans.

Note 13 - Postemployment Benefits:

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

Note 14 - Other Postretirement Benefits:

The company provides other postretirement benefits, primarily health insurance, for domestic employees who retired prior to January 1, 1992 and their dependents. Although the plans are currently noncontributory, the company has implemented a cap which limits future contributions for medical and dental coverage under these plans. The company is generally self-insured for these costs and the plans are funded on a pay-as-you-go basis. Domestic employees retiring after December 31, 1991 will receive additional pension benefits based on years of service in lieu of these benefits.

The annual cost of providing other postretirement benefits for domestic retirees amounted to $15.0, $14.0 and $13.4 in 1994, 1993 and 1992, respectively. These amounts primarily represent the accrual of interest on the present value obligation.

A reconciliation from the plans' benefit obligation to the liabilities recognized in the consolidated balance sheets as of the latest actuarial valuations was as follows:

- ---------------------------------------------------------------------
December 31,                                 1994          1993
- ---------------------------------------------------------------------
Accumulated postretirement benefit
   obligation                              $179.3        $180.2
Unrecognized prior service cost               1.8           2.0
Unrecognized net actuarial loss             (49.4)        (45.9)
- ---------------------------------------------------------------------
Accrued postretirement benefit cost
   recognized in the consolidated
   balance sheets                          $131.7        $136.3
- ---------------------------------------------------------------------

The health care cost trend rate used to develop the accumulated postretirement benefit obligation for those retirees under age 65 was
12.3 percent in 1994 declining to 6 percent over 12 years. For those 65 and over, a rate of 8 percent was used in 1994 declining to 6 percent over 7 years. A one percentage point increase in the health care cost trend rate in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $5.8 and the interest cost component of the postretirement benefit cost for 1994 by $.5. The weighted average discount rate used to develop the accumulated postretirement benefit obligation was 8.8 percent, 7.5 percent and 8.8 percent for 1994, 1993 and 1992, respectively.

Other postretirement benefit costs for foreign plans expensed under the cash method in 1994, 1993 and 1992 were not material.

Note 15 - Income Taxes:

Effective January 1, 1993, the company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." This accounting change resulted in a cumulative effect adjustment which increased net income upon adoption by $63.0 or $.47 per share.

The components of income before income taxes, minority interests and accounting changes were:

- ---------------------------------------------------------------------
Years Ended December 31,                      1994      1993     1992
- ---------------------------------------------------------------------
U.S. and Puerto Rico                      $  469.2    $ 15.8   $473.6
Foreign                                      536.1     302.2    386.2
- ---------------------------------------------------------------------
                                          $1,005.3    $318.0   $859.8
- ---------------------------------------------------------------------

The 1993 income before income taxes and accounting changes included a restructuring charge of $374.6 for U.S. and Puerto Rico and $150.6 for foreign, see Note 3.

The provision for income taxes consisted of:

- ---------------------------------------------------------------------
                                          Liability Liability Deferred
                                            Method    Method   Method
- ---------------------------------------------------------------------
Years Ended December 31,                      1994      1993     1992
- ---------------------------------------------------------------------
Current:
   Federal                                  $ 22.7   $  22.0   $ 54.2
   Foreign                                   143.4     123.4    127.3
   State and Puerto Rico                       8.7      17.7     27.4
- ---------------------------------------------------------------------
                                             174.8     163.1    208.9
- ---------------------------------------------------------------------
Deferred:
   Federal                                    38.0     (95.0)   (14.5)
   Foreign                                      .8     (19.6)    14.4
   State and Puerto Rico                       5.5     (15.0)     5.7
- ---------------------------------------------------------------------
                                              44.3    (129.6)     5.6
- ---------------------------------------------------------------------
Provision for income taxes                  $219.1   $  33.5   $214.5
- ---------------------------------------------------------------------

The principal timing difference included in the deferred tax provision for 1992 was $26.7 related to the 1991 restructuring actions.

Taxes credited to shareholders' equity for employee benefit plans were $11.9 and $4.3 for years ended December 31, 1994 and 1993, respectively.

The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities were as follows:

- ----------------------------------------------------------------------
December 31,                       1994                   1993
- ----------------------------------------------------------------------
                            Assets  Liabilities    Assets  Liabilities
- ----------------------------------------------------------------------
Restructuring reserves     $196.3       $    -    $ 287.9      $    -
Compensation/benefits        64.2            -       61.3           -
Postretirement/post-
  employment obligations     62.1            -       64.6           -
Property, plant and equip-
  ment                       47.9        164.4       47.8       162.4
Foreign tax loss and
  other carryforwards        37.5            -       22.0           -
Research tax credit carry-
  forwards                   37.0            -       27.0           -
Inventory                    22.7            -       20.7           -
Pensions                     12.6         44.9       25.2        55.9
Other                        87.9         28.2       61.1        13.0
- ---------------------------------------------------------------------
                            568.2        237.5      617.6       231.3
Valuation allowances        (91.6)           -     (108.9)          -
- ---------------------------------------------------------------------
                           $476.6       $237.5    $ 508.7      $231.3
- ---------------------------------------------------------------------

The research tax credit carryforwards of $37.0 will be available until the years 2007 through 2009.

Valuation allowances as of January 1, 1993 of $92.0 were primarily related to the potential inability to utilize foreign operating loss and capital loss carryforwards and the inability to realize some deferred tax assets associated with the 1991 restructuring. During 1993, valuation allowances increased $16.9 principally due to the potential inability to realize deferred tax assets associated with the 1993 restructuring. During 1994, valuation allowances decreased $17.3 primarily due to improved profitability in European operations which resulted in the realization of some deferred tax assets associated with the 1991 restructuring actions offset by the recognition of $13.1 of valuation allowances for acquired foreign capital loss carryforwards. If these capital loss carryforwards are realized in the future, the related valuation allowance will reduce acquisition goodwill.

Income taxes of $186.1, $155.0 and $211.8 were paid during 1994, 1993 and 1992, respectively. Prepaid expenses and other current assets included deferred income taxes of $173.9 and $218.0 at December 31, 1994 and 1993, respectively. Investments and other assets included deferred income taxes of $157.2 and $135.8 at December 31, 1994 and 1993, respectively.

The earnings of Warner-Lambert's subsidiary operating in Puerto Rico are subject to tax pursuant to a grant, effective through December 2003. The grant provides for certain tax relief and reduced withholding tax rates upon repatriation of Puerto Rico earnings provided that certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1994.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1994 totaled approximately $488. No additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. It would be impractical to compute the estimated deferred tax liability on these reinvested earnings.

As of December 31, 1994, Warner-Lambert's U.S. federal income tax returns through 1986 had been examined and settled with the Internal Revenue Service.

The company's effective income tax rate before accounting changes differed from the U.S. statutory tax rate as follows:

- ---------------------------------------------------------------------
                                         Liability Liability Deferred
                                            Method    Method   Method
- ---------------------------------------------------------------------
Years Ended December 31,                     1994      1993     1992
- ---------------------------------------------------------------------
U.S. statutory tax rate                      35.0%     35.0%    34.0%
Income earned in Puerto Rico                 (5.0)     (5.5)    (6.8)
Foreign income subject to
  reduced tax rates including
  taxes on repatriation                      (7.1)     (4.6)    (1.4)
U.S. research tax credit, net                 (.6)     (1.8)     (.5)
State and local taxes, net                     .7        .9      1.3
Other items, net                              1.0       (.5)    (1.6)
Effect of restructuring                         -     (13.0)       -
Effect of minority interests                 (2.2)        -        -
- ---------------------------------------------------------------------
Effective tax rate before
  accounting changes                         21.8%     10.5%    25.0%
- ---------------------------------------------------------------------

The 1993 effective tax rate of 10.5 percent included the effect of a
31.4 percent tax benefit rate on the restructuring charge discussed in
Note 3. Excluding the effect of the restructuring charge, the effective tax rate was 23.5 percent. The lower effective tax rate for 1993 also reflected the retroactive extension of the research tax credit enacted as part of The Omnibus Budget Reconciliation Act of 1993 and a decrease in the overall international tax rate, due to changes in certain affiliates' operating results, coupled with a $3.0 tax effect of applying the one percentage point increase in the U.S. statutory tax rate to existing net deferred tax assets. There was a separate 37.0 percent tax benefit rate on the $27.0 charge for the change in accounting principle regarding SFAS No. 112, discussed in
Note 13.

Note 16 - Shareholders' Equity:

The authorized preferred stock of Warner-Lambert Company is 5 million shares with a par value of $1.00 per share, of which there are no shares issued.

The authorized common stock of Warner-Lambert Company is 300 million shares with a par value of $1.00 per share.

Changes in certain components of shareholders' equity are summarized as follows:


- -----------------------------------------------------------------------------------------------
                                          Capital in   Cumulative           Treasury Stock
                                 Common   Excess of    Translation      -----------------------
                                  Stock   Par Value    Adjustments        Shares         Cost
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1991     $160.3    $ 92.6       $(128.9)       (25,736,008)    $(849.0)
Shares repurchased, at cost         -         -             -             (325,118)      (22.8)
Employee benefit plans              -        21.9           -            1,070,956        20.6
Translation adjustment              -         -           (30.8)               -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1992      160.3     114.5        (159.7)       (24,990,170)     (851.2)
Shares repurchased, at cost         -         -             -           (1,680,290)     (112.4)
Employee benefit plans              -         5.6           -              479,947         9.9
Translation adjustment              -         -           (65.1)               -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1993      160.3     120.1        (224.8)       (26,190,513)     (953.7)
Shares repurchased, at cost         -         -             -             (647,001)      (41.7)
Employee benefit plans              -        35.0           -            1,102,946        25.8
Translation adjustment              -         -            43.8                -           -
Unrealized market value adjust-
  ments on equity securities        -        (2.9)          -                  -           -
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1994     $160.3    $152.2       $(181.0)       (25,734,568)    $(969.6)
- -----------------------------------------------------------------------------------------------

Pursuant to the company's Stockholder Rights Plan, a right is attached to each outstanding share of common stock. In the event that any person or group acquires 20 percent or more of the outstanding common shares, or acquires the company in a merger or other business combination, or engages in certain self-dealing transactions, each right (other than those held by the "Acquiring Person") will entitle its holder to purchase, for a specified purchase price, stock of the company or the Acquiring Person having a market value of twice such purchase price. The rights expire on July 8, 1998 and can be redeemed for $.005 per right by the Board of Directors prior to the time the rights become exercisable.

Note 17 - Stock Options and Awards:

Warner-Lambert has stock plans established in 1992, 1989, 1987 and 1983 which provide for the granting of options to employees to purchase shares of common stock within prescribed periods at a price equal to fair market value on the date of the grant. There are outstanding options under all plans; however, additional options may be granted only under the 1992 plan.

The 1992 Stock Plan also provides for the granting of restricted stock and performance awards. Restricted stock granted to employees is delivered upon the expiration of restricted periods established at the time of grant. The value of the shares at the date of the grant is being amortized to compensation expense over the restricted periods, with the unamortized portion representing unearned compensation reflected as a reduction of shareholders' equity. Performance awards provide for the recipient to receive payment in shares, cash or any combination thereof equivalent to the award being granted.

The aggregate number of shares of common stock which may be awarded under the 1992 Stock Plan in any year during its five-year term is not more than 1.75 percent of the issued shares of common stock on January 1 of the year of grant. In any year in which stock awards are granted for less than the maximum permissible number of shares, the balance of unused shares will be added to the number of shares permitted to be granted during the following year. No stock awards may be granted under the 1992 Stock Plan after April 28, 1997.

The 1992 Stock Plan also contains provisions for the granting of rights which permit the optionee to receive an amount equal to the excess of the market price of the common stock over the option price when the rights are exercised and receive payment in shares of common stock, cash or a combination of both. Options and rights granted generally become exercisable after one year in annual 25 percent increments and expire ten years from the date of grant. The value of rights granted is charged to income over the vesting period from the date the market price first exceeds the option price, with adjustments made based on market fluctuations to the date of exercise. At December 31, 1994, rights with respect to 650,600 shares of common stock were outstanding.

Transactions involving stock options, rights and awards are summarized as follows:

- ---------------------------------------------------------------------
                                         Number            Price
                                       of Shares         Per Share
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1992       8,747,333    $14.81  -  $77.75

Stock options and rights:
     Granted                           1,519,725     65.06  -   75.25
     Exercised                          (439,454)    14.81  -   73.69
     Cancelled                          (282,951)    14.81  -   77.75

Stock awards:
     Granted                              51,270     65.69  -   75.75
     Delivered                           (55,875)    44.56  -   77.06
     Cancelled                           (13,453)    44.16  -   77.75
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1993       9,526,595     17.00  -   76.98

Stock options and rights:
     Granted                           1,611,205     63.25  -   80.50
     Exercised                        (1,129,564)    17.00  -   73.69
     Cancelled                          (406,203)    17.00  -   73.69

Stock awards:
     Granted                              38,110     62.94  -   80.19
     Delivered                           (61,001)    44.16  -   76.38
     Cancelled                            (6,860)    54.47  -   75.81
- ---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1994       9,572,282     18.03  -   80.50
- ---------------------------------------------------------------------
Stock options and rights
  exercisable, December 31, 1994       4,293,736    $18.03  -  $76.38
- ---------------------------------------------------------------------
Shares available for annual grants at:
     December 31, 1993                 5,913,951
     December 31, 1994                 7,040,375
- ------------------------------------------------

Note 18 - Contingencies:

Various claims, suits and complaints, such as those involving government regulations, patents and trademarks and product liability, arise in the ordinary course of Warner-Lambert's business. In the opinion of Warner-Lambert, all such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the consolidated financial position, liquidity, cash flow or results of operations for any year.

Note 19 - Environmental Liabilities:

The company is involved in various environmental matters including actions initiated by the Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act (i.e., CERCLA or Superfund legislation and similar legislation), various state environmental organizations and other parties. The company is presently remediating environmental problems at certain sites, including sites previously owned.

The company accrues costs for estimated environmental liabilities when management becomes aware that a liability exists and is able to reasonably estimate the amount, generally no later than the completion of studies to determine the feasibility and cost of remedial techniques. Outside consultants are generally used to assess the costs of remediation. For most sites, there are other potentially responsible parties (PRPs); for these sites, all PRPs may be jointly and severally liable to pay all cleanup costs. In developing the accrual, the company considers the extent to which other PRPs can be expected to contribute. Accruals are established based on current technology and are not discounted.

Some portion of the liabilities associated with the company's environmental actions may be covered by insurance. The company is currently in litigation with respect to the scope and extent of liability coverage from certain insurance companies; however, recoveries will not be recorded as income until there is assurance that recoveries are forthcoming.

In management's opinion, the liabilities for all matters mentioned above which are probable and reasonably estimable are adequately accrued for. Management believes that the amount accrued for environmental liabilities is not material and that it is remote that costs significantly in excess of such accrual will be incurred. While it is not possible to predict with certainty the outcome of the matters described above or the ultimate costs of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's consolidated financial position, liquidity, cash flow or results of operations for any year.

Note 20 - Segment Information:

Financial information by industry segment and geographic area for 1994, 1993 and 1992 is presented on page 33 of this report under the caption "Segment Information."

Industry segments are comprised as follows: Consumer Health Care - consisting of OTC products, razors and blades, pet care products and the Novon Products Group which was discontinued in 1993, see Note 3; Confectionery - consisting of chewing gums, breath mints and, until disposition in the fourth quarter of 1993, chocolate/caramel brands, see Note 3; Pharmaceutical - consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules.

Note 21 - Quarterly Financial Information - Unaudited:


- -----------------------------------------------------------------------------------------------
                                 1994 Quarters                       1993 Quarters
- -----------------------------------------------------------------------------------------------
                       First    Second     Third   Fourth    First   Second    Third    Fourth
- -----------------------------------------------------------------------------------------------
Net sales           $1,472.9  $1,552.2  $1,671.0 $1,720.7 $1,331.7 $1,449.7 $1,478.5  $1,533.8
Gross profit           993.9   1,042.9   1,101.6  1,123.3    920.8    977.8    980.2     996.8
Income (loss)
 before accounting
 changes               190.4     196.7     169.2    137.7    136.1    189.9    155.9    (196.9)
Net income (loss)      190.4     196.7     169.2    137.7    182.1    189.9    155.9    (196.9)
Per common share:
 Income (loss)
  before accounting
  changes               1.42      1.47      1.26     1.02     1.01     1.40     1.16     (1.46)
 Net income (loss)      1.42      1.47      1.26     1.02     1.35     1.40     1.16     (1.46)
- -----------------------------------------------------------------------------------------------

First quarter 1993 results included a pretax restructuring charge of $70.0 or $45.0 after tax for the disposition of the Novon Products Group as discussed in Note 3, a charge of $17.0 after tax or $.13 per share to adopt SFAS No. 112, "Employers' Accounting for Postemployment
Benefits," and a credit of $63.0 or $.47 per share for the adoption of SFAS No. 109,
"Accounting for Income Taxes."  The third quarter 1993 effective tax rate was 19.6 percent compared with 23.3 percent for the first half of 1993 due to the retroactive extension of the research tax credit enacted in August 1993.  Fourth quarter 1993 results included a net pretax restructuring charge of $455.2 or $315.4 after tax, see Note 3.

Report by Management

The management of Warner-Lambert Company has prepared the accompanying consolidated financial statements and related information in conformity with generally accepted accounting principles and is responsible for the information and representations in such financial statements, including estimates and judgments required for their preparation. Price Waterhouse LLP, independent accountants, has audited the consolidated financial statements and their report appears herein.

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




PRICE WATERHOUSE LLP


To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 13 and 15 to the financial statements, effective January 1, 1993 the company changed its accounting for postemployment benefits and income taxes.


Price Waterhouse LLP
- --------------------

4 Headquarters Plaza North
Morristown, New Jersey
January 23, 1995