Form 10-K, Exhibit 13
period 1995-12-31
WARNER LAMBERT CO
filed 1996-03-21
CIK 104669

                     Warner-Lambert Company and Subsidiaries
                  Five-year Summary of Selected Financial Data


------------------------------------------------------------------------------------------
                                    1995         1994        1993        1992       1991
------------------------------------------------------------------------------------------
                                        (Dollars in millions, except per share amounts)
RESULTS FOR YEAR:
  Net sales                       $7,040       $6,417      $5,794      $5,598     $5,059
  Cost of goods sold               2,428        2,155       1,918       1,814      1,626
  Research and development
    expense                          501          456         465         473        423
  Income before income taxes,
    minority interests and
    accounting changes             1,149        1,005         318 (a)     860        223 (c)
  Income before accounting
    changes                          740          694         285 (a)     644        141 (c)
  Net income                         740          694         331 (a,b)   644         35 (c,d)
  Per common share:
    Income before accounting
      changes                       5.48         5.17        2.11 (a)    4.78       1.05 (c)
    Net income                      5.48         5.17        2.45 (a,b)  4.78        .26 (c,d)
------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                  $2,778       $2,515      $2,219      $2,176     $1,844
  Current liabilities              2,425        2,353       2,016       1,333      1,250
  Working capital                    353          162         203         843        594
  Property, plant and
    equipment                      2,006        1,846       1,599       1,507      1,350
  Total assets                     6,101        5,533       4,828       4,077      3,602
  Long-term debt                     634          535         546         565        448
  Total debt                       1,529        1,460       1,199         736        576
  Shareholders' equity             2,246        1,816       1,390       1,528      1,171
------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
  Average number of common
    shares outstanding
    (in millions)                  135.0        134.1       135.0       134.7      134.4
  Common stock price per share:
      High                       $    98      $86 3/4     $76 3/8     $79 1/4    $82 1/4
      Low                         73 3/8           60      59 3/4      58 3/8     61 3/4
      Year-end                    97 1/8           77      67 1/2      69 1/8     77 5/8
  Book value per common share      16.56        13.50       10.36       11.29       8.70
  Cash dividends per
    common share                    2.60         2.44        2.28        2.04       1.76
------------------------------------------------------------------------------------------

OTHER DATA:
  Number of employees
    (in thousands)                    37           36          35          34         34
  Capital expenditures              $387         $406        $347        $334       $326
  Cash dividends paid                351          327         308         275        237
  Depreciation and amortization      202          181         170         156        135
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

                     Warner-Lambert Company and Subsidiaries
                        Consolidated Statements of Income


---------------------------------------------------------------------
Years Ended December 31,                 1995        1994        1993
---------------------------------------------------------------------
                                           (Dollars in millions,
                                         except per share amounts)

Net sales                            $7,039.8    $6,416.8    $5,793.7
---------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,427.5     2,155.1     1,918.1
   Marketing                          2,559.4     2,351.0     2,196.5
   Administrative and general           484.5       443.6       399.6
   Research and development             501.2       456.0       464.9
   Other (income) expense, net          (81.4)        5.8       (28.6)
   Restructuring                            -           -       525.2
---------------------------------------------------------------------
       Total costs and expenses       5,891.2     5,411.5     5,475.7
---------------------------------------------------------------------
Income before income taxes, minority
   interests and accounting changes   1,148.6     1,005.3       318.0
   Provision for income taxes           279.1       219.1        33.5
   Minority interests                   130.0        92.2         (.5)
---------------------------------------------------------------------
Income before accounting changes        739.5       694.0       285.0
   Accounting changes, net of tax           -           -        46.0
---------------------------------------------------------------------
Net income                           $  739.5    $  694.0    $  331.0
---------------------------------------------------------------------
Per common share:
   Income before accounting changes  $   5.48    $   5.17    $   2.11
   Accounting changes                       -           -         .34
---------------------------------------------------------------------
   Net income                        $   5.48    $   5.17    $   2.45
---------------------------------------------------------------------

              Consolidated Statements of Retained Earnings

---------------------------------------------------------------------
Years Ended December 31,                 1995        1994        1993
---------------------------------------------------------------------
                                           (Dollars in millions,
                                          except per share amounts)

Retained earnings at beginning
    of year                          $2,654.5    $2,287.7    $2,264.6
   Net income                           739.5       694.0       331.0
   Cash dividends paid
    on common shares                   (351.1)     (327.2)     (307.9)
---------------------------------------------------------------------
Retained earnings at end of year     $3,042.9    $2,654.5    $2,287.7
---------------------------------------------------------------------
Cash dividends per common share      $   2.60    $   2.44    $   2.28
---------------------------------------------------------------------

See notes to consolidated financial statements.

                     Warner-Lambert Company and Subsidiaries
                           Consolidated Balance Sheets

---------------------------------------------------------------------
December 31,                                         1995        1994
---------------------------------------------------------------------
                                                (Dollars in millions)
Assets:
     Cash and cash equivalents                   $  295.8    $  217.9
     Short-term investments                         267.4       247.2
     Receivables, less allowances of
       $20.7 in 1995 and $21.8 in 1994            1,239.5     1,096.0
     Inventories                                    645.7       636.2
     Prepaid expenses and other current
       assets                                       329.6       318.0
---------------------------------------------------------------------
            Total current assets                  2,778.0     2,515.3

     Investments and other assets                   654.3       557.6
     Equity investments in
       affiliated companies                         257.5       234.2
     Property, plant and equipment                2,006.3     1,846.0
     Intangible assets                              404.8       379.7
---------------------------------------------------------------------
                                                 $6,100.9    $5,532.8
---------------------------------------------------------------------

Liabilities and shareholders' equity:
     Short-term debt                             $  894.6    $  925.1
     Accounts payable, trade                        523.8       517.7
     Accrued compensation                           166.3       150.6
     Other current liabilities                      671.2       601.8
     Federal, state and foreign income taxes        169.3       158.2
---------------------------------------------------------------------
            Total current liabilities             2,425.2     2,353.4

     Long-term debt                                 634.5       535.2
     Deferred income taxes                          128.4        88.0
     Other noncurrent liabilities                   612.0       718.5
     Minority interests                              54.7        21.3

     Shareholders' equity:
       Preferred stock - none issued                    -           -
       Common stock - 160,330,268 shares
         issued                                     160.3       160.3
       Capital in excess of par value               217.5       152.2
       Retained earnings                          3,042.9     2,654.5
       Cumulative translation adjustments          (216.3)     (181.0)
       Treasury stock, at cost:
         1995 - 24,731,378 shares;
         1994 - 25,734,568 shares                  (958.3)     (969.6)
---------------------------------------------------------------------
            Total shareholders' equity            2,246.1     1,816.4
---------------------------------------------------------------------
                                                 $6,100.9    $5,532.8
---------------------------------------------------------------------

See notes to consolidated financial statements.

                     Warner-Lambert Company and Subsidiaries
                      Consolidated Statements of Cash Flows

----------------------------------------------------------------------
Years Ended December 31,                         1995    1994    1993
----------------------------------------------------------------------
                                                (Dollars in millions)
 Operating Activities:
 Net income                                  $  739.5 $ 694.0 $ 331.0
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:
      Depreciation and amortization             201.9   181.4   170.4
      Gain on sale of PRO toothbrush business  (117.0)      -       -
      Minority interests                        130.0    92.2     (.5)
      Restructuring                                 -       -   525.2
      Accounting changes, net of tax                -       -   (46.0)
      Deferred income taxes                      91.5    44.3  (129.6)
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                          (171.9) (167.9) (134.1)
          Inventories                           (20.0) (140.6)  (70.3)
          Accounts payable and accrued
            liabilities                         (23.1)  (77.5)  (79.2)
      Pension contributions                     (34.0)  (22.1) (100.0)
      Other                                       2.3    41.2     (.2)
----------------------------------------------------------------------
      Net cash provided by operating activities 799.2   645.0   466.7
----------------------------------------------------------------------
Investing Activities:
  Purchases of investments                     (438.5) (656.1) (236.5)
  Proceeds from sales of investments            340.8   415.7   166.2
  Capital expenditures                         (387.3) (406.4) (347.1)
  Acquisitions of businesses                    (34.3)  (66.3) (429.0)
  Proceeds from dispositions of businesses      136.1       -    83.4
  Other                                          15.6    13.2     4.4
----------------------------------------------------------------------
      Net cash used by investing activities    (367.6) (699.9) (758.6)
----------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                    1,828.6   762.7   627.6
  Principal payments on borrowings           (1,766.6) (527.6) (192.1)
  Purchases of treasury stock                   (17.6)  (41.7) (112.4)
  Cash dividends paid                          (351.1) (327.2) (307.9)
  Distributions paid to minority interests      (96.5)  (79.4)    (.5)
  Proceeds from exercise of stock options        61.2    43.1    14.5
----------------------------------------------------------------------
      Net cash (used) provided by
        financing activities                   (342.0) (170.1)   29.2
----------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                    (11.7)    2.4   (15.2)
----------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                              77.9  (222.6) (277.9)
Cash and cash equivalents at beginning
   of year                                      217.9   440.5   718.4
----------------------------------------------------------------------
Cash and cash equivalents at end of year     $  295.8 $ 217.9 $ 440.5
----------------------------------------------------------------------

See notes to consolidated financial statements.

                     Warner-Lambert Company and Subsidiaries
                   Notes to Consolidated Financial Statements

(Dollars in millions, except per share amounts)

Note 1 - Significant Accounting Policies:

Basis of consolidation - The consolidated financial statements include the accounts of Warner-Lambert Company and all controlled, majority-owned subsidiaries ("Warner-Lambert" or the "company"). In conformity with generally accepted accounting principles, management has made estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. Actual results could differ from those estimates. Substantially all foreign subsidiaries and branches are consolidated on the basis of fiscal years ending on November 30. Investments in companies in which Warner-Lambert's interest is between 20 percent and 50 percent are accounted for using the equity method. Certain prior year amounts have been reclassified to conform with the current year presentation.

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

Newly issued accounting standard - In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which became effective on January 1, 1996. The adoption of SFAS No. 121 is not expected to have a material impact on the company's consolidated financial position, liquidity, cash flow or results of operations.

Advertising costs - Advertising costs are expensed as incurred and amounted to $644.0 in 1995, $601.3 in 1994 and $598.4 in 1993.

Net income per share - Net income per share is computed based on the average number of common shares outstanding during the year. The dilutive effect of common stock equivalents is immaterial. The average number of shares used in the determination of net income per share was 135,021,000 in 1995, 134,112,000 in 1994 and 135,000,000 in 1993.

Note 2 - Interest Income and Interest Expense:

Interest income and interest expense are included in other (income) expense, net. Interest income totaled $49.7, $49.7 and $39.7 and interest expense totaled $122.7, $93.7 and $64.2 in 1995, 1994 and 1993, respectively. Total interest paid was $112.8, $86.2 and $65.4 in 1995, 1994 and 1993, respectively. Interest costs of $10.1, $9.4 and $8.6 in 1995, 1994 and 1993, respectively, have been capitalized and included in property, plant and equipment.


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

In October 1993, Warner-Lambert sold the assets of its chocolate/caramel business in Cambridge, Massachusetts for approximately $82.0, resulting in a pretax gain of $13.1. The sale included the Junior'r'Mints, Sugar Daddy'r', Sugar Babies'r', Charleston Chew!'r' and Pom Poms'r' product lines.

In November 1993, a restructuring charge of $468.3 was recorded for the rationalization of manufacturing facilities, principally in North America, including the eventual closing of seven plants, and for organizational restructuring and related workforce reductions of about 2,800 positions. The program was prompted by the combined impact of rapid and profound changes in the company's competitive environment, including the growing impact of managed health care and other cost containment efforts in the U.S., cost regulations in Europe and changes in U.S. tax law. As of December 31, 1995, two manufacturing sites were closed (Carolina, Puerto Rico and Harbin, China) and workforce reductions of more than 1,400 positions have been made, primarily consisting of U.S. sales force, Puerto Rico manufacturing and European administrative positions. In addition to the remaining five facility closures, the major activities to be completed relate to worldwide work-systems redesign.

In the fourth quarter of 1991, a restructuring charge of $544.0 was recorded primarily for the rationalization of manufacturing and distribution facilities to take advantage of the elimination of trade barriers, primarily in Europe, North America and the Andean Region, and for a worldwide staff reduction program, including a voluntary retirement incentive program, resulting in a planned workforce reduction of approximately 2,700 positions. As of December 31, 1995, the company has closed 13 manufacturing facilities, mainly in Europe and South America, completed two partial facility rationalizations and reduced the workforce by approximately 1,900 positions, primarily consisting of worldwide administrative, European and South American manufacturing and European research positions. Major activities still to be completed include the closing of several additional facilities as part of a pharmaceutical manufacturing rationalization program.

Initial 1993 and 1991 provisions and the subsequent utilization by major components are summarized in the table below:


----------------------------------------------------------------------
                                                  Amounts     Reserve
                                  1993 & 1991    Utilized   Balance at
                                 Restructuring    Through    December
                                   Provisions      1995 *    31, 1995
----------------------------------------------------------------------
Severance and related costs        $  468.0       $ 315.5     $ 152.5

Plant closures and related costs      161.5         120.5        41.0

Work-systems redesign                  71.5           9.9        61.6

Operating losses during                35.3          35.3           -
  phase-out period

Other                                 107.3          95.0        12.3

Asset write-offs                      225.6         225.6           -
---------------------------------------------------------------------
      Total                        $1,069.2       $ 801.8     $ 267.4
---------------------------------------------------------------------

*Includes redistribution among categories, described as follows:

Based on actual restructuring actions and project forecasts, the company redistributed among categories $43.6 of the $1,069.2 originally provided. The company reduced reserve balances designated for severance and related costs by $43.6 and increased balances for plant closures and related costs by $15.0, work-systems redesign by $18.6 and other costs by $10.0. These redistributions were necessary due to delays in completion and higher projected costs for plant closures and the acceleration of the work-systems redesign projects enabling some positions to be eliminated through attrition rather than severance. The original scopes of the projects and the number of positions to be eliminated remain unchanged.

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

As of December 31, 1995, other current liabilities included $140.0 and other noncurrent liabilities included $127.4 of the remaining restructuring reserve balance to be utilized. The restructuring provisions encompass pharmaceutical manufacturing rationalizations, which include product relocations requiring regulatory site and process approvals. The product relocations are being phased in with the related approval processes anticipated to take a minimum of two years each. The company has determined that the restructuring reserve balance is adequate to cover the remaining restructuring actions, which are expected to be substantially completed by 1997.



Note 4 - Acquisitions, Divestiture and Alliances:

In April 1995, Warner-Lambert acquired Adams S.A., a privately held manufacturer of confectionery products in Argentina. In June 1994, Warner-Lambert acquired Saila S.p.A., a privately held confectionery company based in Italy.

Cash consideration, excluding cash acquired and debt assumed, for the above acquisitions was $34.3 in 1995 and $66.3 in 1994. The above acquisitions have been accounted for under the purchase method and accordingly, the net assets and results of operations have been included in the consolidated financial statements since the dates of acquisition. The excess of purchase price over the estimated fair values of the net tangible and intangible assets acquired has been treated as goodwill. The above acquisitions did not have a material pro forma impact on consolidated earnings.

Warner-Lambert had several purchase acquisitions during 1993 for total consideration of $429.0, the effect of which individually and in the aggregate was not material to the consolidated financial position or results of operations for 1993.

In 1995, the company sold its PRO toothbrush business. Net proceeds were $136.1 resulting in a pretax gain of $117.0, which is included in other (income) expense, net. On an after tax basis, the gain was $82.4 or $.61 per share.

Warner-Lambert has separate agreements with both Wellcome plc ("Wellcome") and Glaxo plc ("Glaxo") (which acquired Wellcome in 1995 and is referred to as "Glaxo Wellcome") to establish joint ventures in various countries to develop and market a broad range of nonprescription consumer health care products.

In December 1995, Warner-Lambert signed a letter of intent to purchase Glaxo Wellcome's interests in the Warner Wellcome joint venture operations described below for $1.05 billion. The transaction is subject to negotiation and completion of a final agreement and the receipt of necessary regulatory approvals. During the negotiation period, Warner-Lambert retains its rights under the original Wellcome joint venture agreement, including those relating to the Wellcome acquisition by Glaxo.

Warner-Lambert's agreement with Wellcome, signed in December 1993, called for both companies to contribute to the joint venture operations current and future over-the-counter (OTC) products. Joint venture operations formed pursuant to a global principles agreement began in the U.S. and Canada in January 1994, Australia, New Zealand and certain countries in Europe in June 1994 and Germany in November 1994. Warner-Lambert and Wellcome, respectively, receive approximately 70 percent and 30 percent of the profits generated in the U.S. and split profits evenly outside the U.S. Warner-Lambert has voting control and has consolidated the financial results of the Warner Wellcome joint venture operations reflecting Wellcome's share as minority interest.

Warner-Lambert and Glaxo, prior to its acquisition of Wellcome, formed a joint venture (Glaxo Warner-Lambert) in the U.S. that commenced operations in December 1993. The Glaxo Warner-Lambert joint venture was formed to develop, seek approval of and market OTC versions of Glaxo Wellcome prescription drugs in the U.S. Development costs, profits and losses and voting control are shared equally. Glaxo Wellcome will receive a royalty on sales of OTC versions of Glaxo Wellcome prescription drugs by the joint ventures. Warner-Lambert uses the equity method of accounting to record its share of profits and losses in the Glaxo Warner-Lambert joint venture.


Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies (principally Brazil, Venezuela and Peru). Net aggregate exchange losses resulting from foreign currency transactions and translation adjustments related to subsidiaries operating in highly inflationary countries amounted to $14.3, $15.3 and $9.8 in 1995, 1994 and 1993, respectively. The cumulative translation adjustments component of shareholders' equity was charged with $35.3 in 1995, credited with $43.8 in 1994 and charged with $65.1 in 1993.


Note 6 - Inventories:

---------------------------------------------------------------------
December 31,                                      1995          1994
---------------------------------------------------------------------
Raw materials                                   $110.0        $112.3
Finishing supplies                                48.0          54.2
Work in process                                   89.1          93.2
Finished goods                                   398.6         376.5
---------------------------------------------------------------------
                                                $645.7        $636.2
---------------------------------------------------------------------

Note 7 - Property, Plant and Equipment:

---------------------------------------------------------------------
December 31,                                     1995            1994
---------------------------------------------------------------------
Land                                        $    39.4       $    34.7
Buildings                                     1,098.5         1,016.1
Machinery, furniture and fixtures             2,278.7         2,116.8
---------------------------------------------------------------------
                                              3,416.6         3,167.6
Less accumulated depreciation                (1,410.3)       (1,321.6)
---------------------------------------------------------------------
                                            $ 2,006.3       $ 1,846.0
---------------------------------------------------------------------

Depreciation expense totaled $186.3, $168.9 and $159.0 in 1995, 1994 and 1993, respectively.

Note 8 - Intangible Assets:

---------------------------------------------------------------------
December 31,                                         1995       1994
---------------------------------------------------------------------
Intangible assets                                  $484.8     $442.0
Less accumulated amortization                       (80.0)     (62.3)
---------------------------------------------------------------------
                                                   $404.8     $379.7
---------------------------------------------------------------------

Amortization expense totaled $15.6, $12.5 and $11.4 in 1995, 1994 and 1993, respectively.

Note 9 - Debt:

The components of short-term debt were as follows:

---------------------------------------------------------------------
December 31,                                        1995         1994
---------------------------------------------------------------------
Commercial paper                                  $473.0       $641.4
Notes payable - bank and other                     305.0        250.6
Current portion of long-term debt                  116.6         33.1
---------------------------------------------------------------------
                                                  $894.6       $925.1
---------------------------------------------------------------------

The weighted average interest rate was 6.2 percent and 6.3 percent for commercial paper and notes payable outstanding at December 31, 1995 and 1994, respectively. The company has lines-of-credit arrangements with numerous banks with interest rates generally equal to the best prevailing rate. At December 31, 1995, worldwide unused short-term lines of credit amounted to $1.4 billion.

The components of long-term debt were as follows:

---------------------------------------------------------------------
December 31,                                        1995         1994
---------------------------------------------------------------------
Commercial paper                                  $200.0       $    -
6 5/8% notes due 2002                              199.7        199.6
8% notes due 1998                                  150.0        150.0
8 1/8% notes due 1996                                  -        100.0
Industrial revenue bonds due 2014                   24.6         24.6
Other                                               60.2         61.0
---------------------------------------------------------------------
                                                  $634.5       $535.2
---------------------------------------------------------------------

At December 31, 1995, the company classified as long-term debt $200.0 of commercial paper for which the company has the intent and ability to refinance on a long-term basis. This commercial paper is supported by lines of credit.

The industrial revenue bonds due 2014 have a stated interest rate of 7.6 percent and an effective interest rate of 7.2 percent.

The aggregate annual maturities of long-term debt at December 31, 1995, payable in each of the years 1997 through 2000 are $209.9, $168.6, $5.7 and $5.9, respectively.

During 1995 and 1994 the company used interest rate swap agreements to hedge interest expense on notes due in 1996, 1998 and 2002, see Note 10.

Note 10 - Financial Instruments:

The estimated fair values of financial instruments were as follows:

---------------------------------------------------------------------
December 31,                      1995                   1994
---------------------------------------------------------------------
                         Carrying        Fair     Carrying       Fair
(  ) = Liability           Amount       Value       Amount      Value
---------------------------------------------------------------------
Investment securities    $ 534.6      $ 536.5     $ 482.8     $ 479.2
Long-term debt            (634.5)      (655.1)     (535.2)     (513.8)
Interest rate swaps         (1.2)        (2.1)         .3       (17.3)
Foreign exchange contracts     -          7.1          .1       (19.2)
---------------------------------------------------------------------

Investment securities and long-term debt are valued at quoted market prices for similar instruments. The fair values of the remaining financial instruments in the preceding table are based on dealer quotes and reflect the estimated amounts that the company would pay or receive to terminate the contracts. The carrying values of all other financial instruments in the consolidated balance sheets approximate fair values.

The company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. Adoption of SFAS No. 115 had no impact on earnings since all nonequity securities were categorized as "held-to-maturity." At December 31, 1995 and 1994, respectively, gross unrealized gains were $.9 and $.4 and gross unrealized losses were $2.8 and $4.0. The investment securities portfolio was comprised of negotiable certificates of deposit, Puerto Rico government bonds, guaranteed collateralized mortgage obligations, Ginnie Mae certificates and repurchase agreements as of year-end 1995 and 1994 and short-term U.S. dollar-linked Mexican government bonds as of year-end 1994. Equity securities, categorized as "available-for-sale," were immaterial.

The investment securities were reported in the following balance sheet categories:

-------------------------------------------------------------------
December 31,                             1995                  1994
-------------------------------------------------------------------
Cash and cash equivalents              $ 34.1                $ 74.6
Short-term investments                  256.8                 247.2
Investments and other assets            243.7                 161.0
-------------------------------------------------------------------
                                       $534.6                $482.8
-------------------------------------------------------------------


As of December 31, 1995, the long-term investments of $243.7 included $48.1 of interest-bearing, mortgage-backed securities maturing beyond ten years.

Financial instruments that potentially subject the company to concentrations of credit risk are trade receivables and interest-bearing investments. The company sells a broad range of products in the pharmaceutical, consumer health care and confectionery businesses worldwide. The company's products are distributed to wholesalers and directly or indirectly to pharmacies, chain food stores, mass merchandisers, smaller independent retailers, hospitals, government agencies, health maintenance organizations and other managed care entities. Due to the large number and diversity of the company's customer base, concentrations of credit risk with respect to trade receivables are limited. The company does not normally require collateral. The company places substantially all of its interest-bearing investments in high-quality liquid instruments, such as certificates of deposit issued by major banks or securities issued or guaranteed by the U.S. or other governments, and limits the amount of credit exposure to any one issuer.

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

The company has used interest rate swap agreements that converted fixed rates on long-term debt to floating rates with the intent of reducing interest expense. As of December 31, 1994, the company had $450.0 notional amount of interest rate swap agreements outstanding; during 1995, $200.0 due to mature in 2002 were terminated and $250.0 maturing in 1996 were fixed at a weighted average interest pay rate of 8.7 percent and a receive rate of 8.1 percent. As a result of interest rate swap agreements, interest expense increased $3.2 in 1995, and decreased $3.7 and $12.4 in 1994 and 1993, respectively. The company had unrealized losses on its interest rate swap agreements of $.9 and $17.6 as of December 31, 1995 and 1994, respectively.

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

At December 31, 1995 and 1994, the company had forward or purchased option foreign exchange contracts with contractual amounts of $158.6 and $164.1 to exchange foreign currencies, principally Japanese yen for U.S. dollars in 1995 and Japanese yen for U.S. dollars and U.S. dollars for British pounds in 1994.


Gains and losses related to effective hedges, including hedges of anticipated transactions, are recognized in income as part of, and concurrent with, the hedged transaction. Cash flows associated with derivative financial instruments are classified as operating in the consolidated statements of cash flows.


Note 11 - Leases:

The company rents various facilities and equipment. Rental costs charged to income under all operating leases totaled $80.8, $78.5 and $76.3 in 1995, 1994 and 1993, respectively.

The future minimum rental commitments under noncancelable capital and operating leases at December 31, 1995 are summarized below:

---------------------------------------------------------------------
                                             Capital        Operating
---------------------------------------------------------------------
1996                                         $  3.6          $ 33.8
1997                                            3.2            26.3
1998                                            2.5            18.0
1999                                            2.5            14.6
2000                                            2.4            13.3
Remaining years                                13.9            80.7
--------------------------------------------------------------------
Total minimum lease payments                   28.1           186.7
Less minimum sublease income                      -           (27.5)
                                               ---------------------
Net minimum lease payments                     28.1          $159.2
                                                             -------
Less amount representing interest             (10.1)
-----------------------------------------------------
Present value of minimum lease payments      $ 18.0
-----------------------------------------------------

Property, plant and equipment included capitalized leases of $23.4, less accumulated depreciation of $3.9, at December 31, 1995 and $34.4, less accumulated depreciation of $13.0, at December 31, 1994. Long-term debt included capitalized lease obligations of $16.1 and $21.9 at those respective dates.


Note 12 - Pensions:

The company has various noncontributory pension plans covering substantially all of its employees in the U.S. Benefits covering most employees are based on years of service and average compensation during the last years of employment. Current policy is to fund these plans in an amount that ranges from the minimum contribution required by ERISA to the maximum tax-deductible contribution. Certain foreign subsidiaries also have various plans, which are funded in accordance with the statutory requirements of the particular countries.

The plans' funded status at December 31 was as follows:

----------------------------------------------------------------------
                                                        Plans in Which
                                  Plans in               Accumulated
                             Which Assets Exceed          Benefits
                             Accumulated Benefits       Exceed Assets
----------------------------------------------------------------------
                               1995       1994        1995       1994
----------------------------------------------------------------------
Plan assets at fair value  $1,812.9   $1,583.9     $  75.1    $  70.5
----------------------------------------------------------------------
Actuarial present value of
  accumulated benefit
  obligation:
    Vested                  1,671.5    1,421.5       155.5      140.3
    Nonvested                  43.2       45.4        13.9        9.4
----------------------------------------------------------------------
                            1,714.7    1,466.9       169.4      149.7

Estimated future
  salary increases            176.2      138.5        32.0       27.6
----------------------------------------------------------------------
Projected benefit
  obligation                1,890.9    1,605.4       201.4      177.3
----------------------------------------------------------------------
Excess of projected
  benefit obligation over
  plan assets                 (78.0)     (21.5)     (126.3)    (106.8)
Unrecognized net
   (asset) obligation          (5.7)     (22.0)        6.5        7.2
Unrecognized prior
  service cost                 55.2       36.2         5.2        2.7
Unrecognized net
  actuarial loss              189.7      150.8        31.0       21.5
Minimum liability
  adjustment                      -          -       (23.8)     (18.6)
----------------------------------------------------------------------
Net pension asset
  (liability) included
  in consolidated
  balance sheets           $  161.2   $  143.5     $(107.4)   $ (94.0)
----------------------------------------------------------------------

Plan assets are composed primarily of investments in equities and bonds.

Foreign plan assets at fair value included in the preceding table were $629.8 in 1995 and $570.1 in 1994. The foreign plan projected benefit obligation was $666.6 in 1995 and $596.4 in 1994.

The assumptions for the U.S. plans included a 10.5 percent expected long-term rate of return on plan assets and an expected 4 percent increase in salary levels for each of the years ended December 31, 1995, 1994 and 1993. The assumed weighted average discount rate was 7.75 percent, 8.75 percent and 7.5 percent for the years ended 1995, 1994 and 1993, respectively. Assumptions for foreign plans did not vary significantly from the U.S. plans.


Pension costs for the plans included the following components:

----------------------------------------------------------------------
Years Ended December 31,                  1995        1994       1993
----------------------------------------------------------------------
Service cost - benefits earned
  during the year                      $  49.3     $  50.9    $  44.9
Interest cost on projected
  benefit obligation                     144.4       134.3      130.1
Return on assets                        (276.7)      (24.2)    (199.2)
Net amortization and deferral            108.8      (124.5)      59.4
----------------------------------------------------------------------
Net pension expense                    $  25.8     $  36.5    $  35.2
----------------------------------------------------------------------

Net pension expense attributable to foreign plans included in the above was $22.2, $21.4 and $17.9 in 1995, 1994 and 1993, respectively.

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

Note 14 - Other Postretirement Benefits:

The company provides other postretirement benefits, primarily health insurance, for domestic employees who retired prior to January 1, 1992 and their dependents. Although the plans are currently noncontributory, the company has implemented a cap which limits future contributions for medical and dental coverage under these plans. The company is generally self-insured for these costs and the plans are funded on a pay-as-you-go basis. U.S. employees retiring after December 31, 1991 will receive additional pension benefits based on years of service in lieu of these benefits.

The net periodic postretirement benefit cost for domestic retirees amounted to $17.4, $15.0 and $14.0 in 1995, 1994 and 1993, respectively. These amounts primarily represent the accrual of interest on the present value obligation.

A reconciliation from the plans' benefit obligation to the liabilities recognized in the consolidated balance sheets as of the latest actuarial valuations was as follows:

---------------------------------------------------------------------
December 31,                                 1995          1994
---------------------------------------------------------------------
Accumulated postretirement benefit
   obligation                              $187.7        $179.3
Unrecognized prior service cost               1.6           1.8
Unrecognized net actuarial loss             (59.3)        (49.4)
---------------------------------------------------------------------
Accrued postretirement benefit cost
   recognized in the consolidated
   balance sheets                          $130.0        $131.7
---------------------------------------------------------------------

The health care cost trend rate used to develop the accumulated postretirement benefit obligation for those retirees under age 65 was 11.7 percent in 1995 declining to 6 percent over 11 years. For those 65 and over, a rate of 7.7 percent was used in 1995 declining to 6 percent over 6 years. A one percentage point increase in the health care cost trend rate in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $6.2 and the net periodic postretirement benefit cost for 1995 by $.6. The weighted average discount rate used to develop the accumulated postretirement benefit obligation was 7.75 percent, 8.75 percent and 7.5 percent for 1995, 1994 and 1993, respectively.

Other postretirement benefits for foreign plans expensed under the cash method in 1995, 1994 and 1993 were not material.

Note 15 - Income Taxes:

Effective January 1, 1993, the company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." This accounting change resulted in a cumulative effect adjustment which increased net income upon adoption by $63.0 or $.47 per share.

The components of income before income taxes, minority interests and accounting changes were:

---------------------------------------------------------------------
Years Ended December 31,                      1995      1994     1993
---------------------------------------------------------------------
U.S. and Puerto Rico                      $  485.6  $  469.2   $ 15.8
Foreign                                      663.0     536.1    302.2
---------------------------------------------------------------------
                                          $1,148.6  $1,005.3   $318.0
---------------------------------------------------------------------

The 1993 income before income taxes and accounting changes included a restructuring charge of $374.6 for U.S. and Puerto Rico and $150.6 for foreign, see Note 3.

The provision for income taxes consisted of:

---------------------------------------------------------------------
Years Ended December 31,                      1995      1994     1993
---------------------------------------------------------------------
Current:
   Federal                                  $ 17.6    $ 22.7  $  22.0
   Foreign                                   163.5     143.4    123.4
   State and Puerto Rico                       6.5       8.7     17.7
---------------------------------------------------------------------
                                             187.6     174.8    163.1
---------------------------------------------------------------------
Deferred:
   Federal                                    30.5      38.0    (95.0)
   Foreign                                    55.3        .8    (19.6)
   State and Puerto Rico                       5.7       5.5    (15.0)
---------------------------------------------------------------------
                                              91.5      44.3   (129.6)
---------------------------------------------------------------------
Provision for income taxes                  $279.1    $219.1  $  33.5
---------------------------------------------------------------------

                                       36




Tax benefits credited to shareholders' equity for employee benefit plans were $17.2 and $11.9 for years ended December 31, 1995 and 1994, respectively.

The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities were as follows:


----------------------------------------------------------------------
December 31,                       1995                   1994
----------------------------------------------------------------------
                            Assets  Liabilities    Assets  Liabilities
----------------------------------------------------------------------
Restructuring reserves     $129.2     $    -       $196.3      $    -
Compensation/benefits        75.6          -         64.2           -
Postretirement/post-
  employment obligations     62.2          -         62.1           -
Foreign tax loss and
  other carryforwards        38.3          -         27.5           -
Inventory                    25.3       10.1         22.7           -
Pensions                     25.3       56.0         12.6        44.9
Research tax credit
 carryforwards               17.7          -         37.0           -
Property, plant and
 equipment                    7.6      180.3         10.9       164.4
Other                       101.2       41.3         87.9        28.2
---------------------------------------------------------------------
                            482.4      287.7        521.2       237.5
Valuation allowances        (37.0)         -        (44.6)          -
---------------------------------------------------------------------
                           $445.4     $287.7       $476.6      $237.5
---------------------------------------------------------------------

The research tax credit carryforwards of $17.7 will be available through 2010.

During 1995, the decrease in valuation allowances of $7.6 primarily reflected improved profitability in European operations which resulted in the realization of some deferred tax assets associated with the 1991 restructuring.

Income taxes of $173.6, $186.1 and $155.0 were paid during 1995, 1994 and 1993, respectively. Prepaid expenses and other current assets included deferred income taxes of $168.2 and $173.9 at December 31, 1995 and 1994, respectively. Investments and other assets included deferred income taxes of $131.7 and $157.2 at December 31, 1995 and 1994, respectively.

The earnings of Warner-Lambert's subsidiary operating in Puerto Rico are subject to tax pursuant to a grant, effective through December 2003. The grant provides for certain tax relief and reduced withholding tax rates upon repatriation of Puerto Rico earnings provided that certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1995.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1995 were approximately $641.6. No additional U.S. income taxes or foreign withholding taxes have been provided on the earnings. It would be impractical to compute the estimated deferred tax liability on these earnings.

As of December 31, 1995, Warner-Lambert's U.S. federal income tax returns through 1989 have been examined and settled with the Internal Revenue Service.

The company's effective income tax rate before accounting changes differed from the U.S. statutory tax rate as follows:

---------------------------------------------------------------------
Years Ended December 31,                     1995      1994     1993
---------------------------------------------------------------------
U.S. statutory tax rate                      35.0%     35.0%    35.0%
Income earned in Puerto Rico                 (4.6)     (5.0)    (5.5)
Foreign income subject to
  reduced tax rates including
  taxes on repatriation                      (1.9)     (7.1)    (4.6)
U.S. research tax credit, net                 (.5)      (.6)    (1.8)
State and local taxes, net                     .7        .7       .9
Other items, net                             (1.3)      1.0      (.5)
Effect of restructuring                         -         -    (13.0)
Effect of minority interests                 (3.1)     (2.2)       -
---------------------------------------------------------------------
Effective tax rate before
  accounting changes                         24.3%     21.8%    10.5%
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

The authorized common stock of Warner-Lambert Company is 300 million shares with a par value of $1.00 per share. Common stock issued in the amount of $160.3 was unchanged for each of the three years ended December 31, 1995.

Changes in certain components of shareholders' equity are summarized as follows:


---------------------------------------------------------------------
                                                   Treasury Stock
                                 Capital in    ----------------------
                                 Excess of      Shares in
                                 Par Value      Thousands       Cost
---------------------------------------------------------------------
Balance at December 31, 1992       $114.5       (24,990)     $(851.2)
Shares repurchased, at cost             -        (1,681)      (112.4)
Employee benefit plans                5.6           480          9.9
---------------------------------------------------------------------
Balance at December 31, 1993        120.1       (26,191)      (953.7)
Shares repurchased, at cost             -          (647)       (41.7)
Employee benefit plans               35.0         1,103         25.8
Unrealized market value adjust-
  ments on equity securities         (2.9)            -            -
---------------------------------------------------------------------
Balance at December 31, 1994        152.2       (25,735)      (969.6)
Shares repurchased, at cost             -          (229)       (17.6)
Employee benefit plans               54.1         1,233         28.9
Unrealized market value adjust-
  ments on equity securities         11.2             -            -
---------------------------------------------------------------------
Balance at December 31, 1995       $217.5       (24,731)     $(958.3)
---------------------------------------------------------------------

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

The 1992 Stock Plan also contains provisions for the granting of rights which permit the optionee to receive an amount equal to the excess of the market price of the common stock over the option price when the rights are exercised and receive payment in shares of common stock, cash or a combination of both. Options and rights granted generally become exercisable after one year in annual 25 percent increments and expire ten years from the date of grant. The value of rights granted is charged to income over the vesting period from the date the market price first exceeds the option price, with adjustments made based on market fluctuations to the date of exercise. At December 31, 1995, rights with respect to 511,300 shares of common stock were outstanding.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees" and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company has decided to adopt SFAS No. 123 through disclosure only, and accordingly, pro forma fair value disclosures will be made in the 1996 Annual Report.

Transactions involving stock options, rights and awards are summarized as follows:

---------------------------------------------------------------------
                                         Number            Price
                                       of Shares         Per Share
---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1993       9,526,595    $17.00  -  $76.98

Stock options and rights:
     Granted                           1,611,205     63.25  -   80.50
     Exercised                        (1,129,564)    17.00  -   73.69
     Cancelled                          (406,203)    17.00  -   73.69

Stock awards:
     Granted                              38,110     62.94  -   80.19
     Delivered                           (61,001)    44.16  -   76.38
     Cancelled                            (6,860)    54.47  -   75.81
---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1994       9,572,282     18.03  -   80.50

Stock options and rights:
     Granted                           2,042,025     75.50  -   95.75
     Exercised                        (1,214,310)    18.03  -   75.25
     Cancelled                          (360,111)    18.03  -   87.75

Stock awards:
     Granted                              48,705     74.38  -   94.88
     Delivered                           (27,347)    51.91  -   80.19
     Cancelled                           (11,946)    54.47  -   84.88
---------------------------------------------------------------------
Stock options, rights and awards
  outstanding, December 31, 1995      10,049,298     28.25  -   95.75
---------------------------------------------------------------------
Stock options and rights
  exercisable, December 31, 1995       5,026,783    $28.25  -  $80.50
---------------------------------------------------------------------
Shares available for annual grants at:
     December 31, 1994                 7,040,375
     December 31, 1995                 7,878,756
------------------------------------------------


Note 18 - Contingencies:

Various claims, suits and complaints, such as those involving government regulations, patents and trademarks and product liability, arise in the ordinary course of Warner-Lambert's business. In the opinion of Warner-Lambert, all such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the company's consolidated financial position, liquidity, cash flow or results of operations for any year.


Note 19 - Environmental Liabilities:

The company is involved in various environmental matters including actions initiated by the Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act (i.e., CERCLA or Superfund and similar legislation), various state environmental organizations and other parties. The company is presently engaged in environmental remediation at certain sites, including sites previously owned.

The company accrues costs for an estimated environmental liability when management becomes aware that a liability exists and is able to reasonably estimate the company's share. Generally, that occurs no later than when feasibility studies and related cost assessments of remedial techniques are completed, and the extent to which other potentially responsible parties (PRPs) can be expected to contribute is determined. For most sites, there are other PRPs that may be jointly and severally liable to pay all cleanup costs. Outside consultants are generally used to assess the costs of remediation. Accruals are established based on current technology and are not discounted.

Some portion of the liabilities associated with the company's environmental actions may be covered by insurance. The company is currently in litigation with respect to the scope and extent of liability coverage from certain insurance companies; however, recoveries will not be recorded as income until there is assurance that recoveries are forthcoming.

In management's opinion, the liabilities for all matters mentioned above which are probable and reasonably estimable are adequately accrued. Although it is not possible to predict with certainty the outcome of the matters described above or the ultimate costs of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's consolidated financial position, liquidity, cash flow or results of operations for any year.

Note 20 - Segment Information:

Industry segments are comprised as follows: Pharmaceutical - consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules; Consumer Health Care - consisting of OTC, shaving and pet care products; Confectionery - consisting of chewing gums, breath mints and, until disposition in the fourth quarter of 1993, chocolate/caramel brands, see Note 3.

In 1995, nearly one half of Pharmaceutical and Consumer Health Care sales were from the U.S. and one half of Confectionery sales were from the Americas and Far East. The seven largest markets outside the U.S. were Japan, Germany, the United Kingdom, France, Canada, Brazil and Italy. Sales in these markets accounted for approximately 62 percent of international sales in 1995, with no one country accounting for more than 18 percent of international sales.

Industry Segments

--------------------------------------------------------------------------------------------------
                                                                                Research and
                            Net Sales (a)           Operating Profit         Development Expense
--------------------------------------------------------------------------------------------------
                        1995    1994    1993    1995     1994     1993(d)  1995     1994     1993
--------------------------------------------------------------------------------------------------
Pharmaceutical        $2,356  $2,079  $2,114   $ 822    $ 716    $ 384    $(408)   $(368)   $(382)
Consumer Health Care   3,293   2,970   2,374     858(c)   714      440      (67)     (65)     (61)
Confectionery          1,391   1,368   1,306     202      264      201      (26)     (23)     (22)
                                                                         -------------------------
Research and develop-
  ment expense                                  (501)    (456)    (465)   $(501)   $(456)   $(465)
--------------------------------------------------------------------------------------------------
Net sales and
  operating profit    $7,040  $6,417  $5,794   1,381     1,238     560
--------------------------------------------
Corporate expense (b)                           (232)     (233)   (242)
---------------------                         -------------------------
Income before income
taxes, minority
interests and
accounting changes                            $1,149    $1,005   $ 318
---------------------                         -------------------------

--------------------------------------------------------------------------------------------------
                                                     Depreciation and
                        Identifiable Assets            Amortization          Capital Expenditures
--------------------------------------------------------------------------------------------------
                       1995     1994    1993    1995     1994     1993     1995     1994     1993
--------------------------------------------------------------------------------------------------
Pharmaceutical       $2,274   $1,991  $1,769    $ 95     $ 80     $ 72     $176     $183     $160
Consumer Health Care  1,942    1,837   1,491      67       61       61      116      129      115
Confectionery           924      872     680      30       31       29       72       83       60
--------------------------------------------------------------------------------------------------
   Subtotal           5,140    4,700   3,940     192      172      162      364      395      335
Corporate               961      833     888      10        9        8       23       11       12
--------------------------------------------------------------------------------------------------
   Total             $6,101   $5,533  $4,828    $202     $181     $170     $387     $406     $347
--------------------------------------------------------------------------------------------------

Geographic Areas
--------------------------------------------------------------------------------------------------
                           Net Sales (a)            Operating Profit         Identifiable Assets
--------------------------------------------------------------------------------------------------
                       1995     1994    1993    1995     1994     1993(d)  1995     1994     1993
--------------------------------------------------------------------------------------------------
United States        $3,023   $2,954  $2,747  $  912(c)$  844   $  441   $2,090   $1,915   $1,705
Europe, Middle East
  and Africa          1,980    1,618   1,390     538      428      231    1,897    1,649    1,305
Americas and Far
  East                2,037    1,845   1,657     432      422      353    1,153    1,136      930
--------------------------------------------------------------------------------------------------
   Subtotal           7,040    6,417   5,794   1,882    1,694    1,025    5,140    4,700    3,940
Research and develop-
  ment expense                                  (501)    (456)    (465)
--------------------------------------------------------------------------------------------------
   Total             $7,040   $6,417  $5,794  $1,381   $1,238   $  560   $5,140   $4,700   $3,940
--------------------------------------------------------------------------------------------------

(a) Export sales, intersegment sales and intergeographic area sales were not material.
(b) Corporate expense includes general corporate income and expense, corporate investment income, interest expense and net foreign currency adjustments.
(c) Includes a $117 million pretax gain on the sale of the company's PRO toothbrush business.
(d) The 1993 operating profit by industry segments includes restructuring charges as follows: Pharmaceutical - $314; Consumer Health Care - $105; Confectionery - $46 and corporate expense - $60. The 1993 operating profit by geographic areas includes restructuring charges as follows: United States - $314; Europe, Middle East and Africa - $119 and Americas and Far East - $32, see Note 3.

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Creed, which summarizes Warner-Lambert's commitment to its customers, colleagues, shareholders, business partners and society, and the creation of a worldwide corporate compliance program, which is a formal system designed to oversee compliance with applicable laws, regulations, policies and procedures on a worldwide basis.



Report of Independent Accountants


PRICE WATERHOUSE LLP


To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 13 and 15 to the financial statements, effective January 1, 1993 the company changed its accounting for postemployment benefits and income taxes.


Price Waterhouse LLP
--------------------

4 Headquarters Plaza North
Morristown, New Jersey
January 22, 1996

Quarterly Financial Information:

(Dollars in millions, except per share amounts)

---------------------------------------------------------------------------
                                    1995 Quarters
---------------------------------------------------------------------------
                        First         Second          Third         Fourth
---------------------------------------------------------------------------
Net sales            $1,604.6       $1,799.6       $1,775.7       $1,859.9
Gross profit          1,072.3        1,188.0        1,153.6        1,198.4
Net income              201.4          201.0          214.0          123.1
Net income per
  common share           1.50           1.49           1.58            .91
---------------------------------------------------------------------------

Third quarter 1995 results include a gain from sale of the PRO toothbrush business of $82.4 after tax or $.61 per share, see Note 4.

---------------------------------------------------------------------------
                                    1994 Quarters
---------------------------------------------------------------------------
                        First         Second          Third         Fourth
---------------------------------------------------------------------------
Net sales            $1,472.9       $1,552.2       $1,671.0       $1,720.7
Gross profit            993.9        1,042.9        1,101.6        1,123.3
Net income              190.4          196.7          169.2          137.7
Net income per
  common share           1.42           1.47           1.26           1.02
---------------------------------------------------------------------------


Market Prices of Common Stock and Dividends:

---------------------------------------------------------------------------
                     1995 Range of Prices          1994 Range of Prices
---------------------------------------------------------------------------
                                   Dividends                      Dividends
                  High      Low    Per Share    High      Low     Per Share
---------------------------------------------------------------------------
First quarter    $81 1/2   $73 3/8   $.65      $68 3/4   $60 1/4    $.61
Second quarter    86 1/2    77 1/2    .65       72 1/2    60         .61
Third quarter     98        82 5/8    .65       86 3/4    64         .61
Fourth quarter    97 1/8    84 5/8    .65       82 1/4    73         .61
---------------------------------------------------------------------------

Dividends per share, presented in graphic format, were $1.76 in 1991, $2.04 in 1992, $2.28 in 1993, $2.44 in 1994 and $2.60 in 1995.

The 1995 quarterly closing stock prices, presented in graphic format, were $78 1/4 in the first quarter, $86 3/8 in the second quarter, $95 1/4 in the third quarter and $97 1/8 in the fourth quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
---------------------

NET SALES
Sales in 1995 of $7,040 million were 10 percent higher than in 1994. Unit volume growth was 7 percent, price increases added 2 percent and foreign exchange rate changes had a favorable impact of 1 percent. Unit volume growth of 2 percent was attributable to the inclusion of products contributed by Wellcome plc to the international Warner Wellcome joint venture operations that were not in existence for the full year in 1994 (described on page 44), and from businesses acquired in 1995 and 1994. Glaxo plc acquired Wellcome plc in 1995 and changed the name of the combined company to Glaxo Wellcome. Throughout this Discussion "Wellcome" refers to Wellcome plc prior to its acquisition by Glaxo plc and "Glaxo" refers to Glaxo plc prior to its acquisition of Wellcome and name change to Glaxo Wellcome.

In 1994 sales of $6,417 million were 11 percent higher than in 1993. Sales growth of 7 percent resulted from the full-year reporting impact of businesses acquired in 1993 and sales of products from the then newly established Warner Wellcome joint venture operations, partly offset by the absence of the chocolate/caramel business which was sold in October 1993. Unit volume growth accounted for the remaining 4 percent increase in 1994 sales. Price increases and foreign exchange rate changes did not have an impact on worldwide sales growth in 1994.

Sales, presented in graphic format, were $5.1 billion in 1991, $5.6 billion in 1992, $5.8 billion in 1993, $6.4 billion in 1994 and $7.0 billion in 1995.

On a geographic basis, U.S. sales in 1995 were $3,023 million, an increase of $69 million, or 2 percent over 1994. International sales increased $554 million, or 16 percent to $4,017 million. At constant exchange rates, international sales increased 14 percent from 1994. The devaluation of the Mexican peso in December 1994 adversely impacted sales by $137 million in 1995. International sales growth of 4 percent in 1995 resulted from the full-year inclusion of Wellcome products and from businesses acquired in 1995 and 1994. In 1994 U.S. sales increased $207 million, or 8 percent to $2,954 million and international sales increased $416 million, or 14 percent to $3,463 million.


Pharmaceutical Products
-----------------------
                              1995             1994        1993
                          ------------    -------------  -------
                                    (Dollars in millions)
Net Sales                 $ 2,356  +13%    $ 2,079  -2%  $ 2,114

U.S. sales increased 7 percent to $1,077 million despite the sales erosion and price reductions of the lipid-regulator LOPID and its generic equivalent, gemfibrozil, as a result of generic competition. Sales of the two products declined $72 million in 1995. U.S. sales growth was led by the add-on epilepsy therapy NEURONTIN, the cardiovascular drug ACCUPRIL, the oral contraceptive LOESTRIN, the anticonvulsant DILANTIN and CAPSUGEL empty hard-gelatin capsules. International sales increased 20 percent to $1,279 million, or 13 percent at constant rates of exchange. Sales growth was led by ACCUPRIL, CAPSUGEL and the analgesic VALORON. In the first quarter of 1995 the company launched PIMENOL, an antiarrhythmic drug, in Japan and OMNICEF, an oral cephalosporin antibiotic, in the Philippines.

In 1994 U.S. sales declined 7 percent as the combined sales of LOPID and gemfibrozil fell $197 million as a result of generic competition. International sales increased 4 percent led by ACCUPRIL, CAPSUGEL and NEURONTIN.

Warner-Lambert plans to file 8 New Drug Applications (NDA) or Supplements with the U.S. Food and Drug Administration (FDA) in 1996. These filings include 3 new chemical entities, all of which are in late-stage development and are anticipated to be commercially significant. They are atorvastatin, a lipid regulator, troglitazone, an insulin-enhancing medication for Type II diabetes and OMNICEF.

Consumer Health Care Products
-----------------------------
                             1995             1994        1993
                         ------------    -------------  -------
                                    (Dollars in millions)
S>
Net Sales               $ 3,293  +11%    $ 2,970  +25%   $ 2,374

In 1995 sales growth in this segment of 3 percent was attributable to the full-year inclusion of Wellcome products, including SUDAFED and ACTIFED cold medications, NEOSPORIN topical anti-infective and ZOVIRAX cold sore cream in the international Warner Wellcome joint venture operations. U.S. sales increased 4 percent in 1995 to $1,525 million. Sales benefited from the introduction of COOL MINT LISTERINE toothpaste in August 1995. Products with U.S. sales growth included the company's wet-shaving products (benefiting from the introduction of TRACER FX), SUDAFED, NEOSPORIN and BENADRYL allergy medication. International sales increased 18 percent to $1,768 million, or 15 percent at constant exchange rates. International sales growth of 6 percent was attributable to the full-year inclusion of Wellcome products. Products with strong international growth included the company's wet-shaving products, HALLS cough tablets, TETRA aquarium products and LISTERINE Antiseptic mouthwash.

In December 1993 Warner-Lambert signed separate agreements with both Wellcome and Glaxo, governing the establishment of joint ventures in various countries to develop and market a broad range of nonprescription consumer health care products.

Warner-Lambert's agreement with Wellcome called for both companies to contribute to the Warner Wellcome joint venture operations current and future over-the-counter (OTC) products. Joint venture operations formed pursuant to a global principles agreement began in the U.S. and Canada in January 1994, in Australia, New Zealand and certain countries in Europe in June 1994 and in Germany in November 1994. Warner-Lambert has consolidated the financial results of the Warner Wellcome joint venture operations.

In December 1995 Warner-Lambert signed a letter of intent to purchase Glaxo Wellcome's interest in the Warner Wellcome joint venture operations for a purchase price of $1.05 billion. The transaction is subject to negotiation and completion of a final agreement and the receipt of necessary regulatory approvals. During the negotiation period Warner-Lambert retains its rights under the original Wellcome joint venture agreement, including those relating to the Wellcome acquisition by Glaxo.

Warner-Lambert and Glaxo formed a joint venture in the U.S. (referred to as Glaxo Warner-Lambert) that commenced operations in December 1993. The Glaxo Warner-Lambert joint venture was formed to develop, seek approval of and market OTC versions of Glaxo prescription drugs in the U.S., including ZANTAC, Glaxo Wellcome's pharmaceutical product for ulcer treatment.

As part of the letter of intent that Warner-Lambert and Glaxo Wellcome signed in December 1995, the Glaxo Warner-Lambert joint venture will be restructured so that in addition to developing and marketing OTC versions of Glaxo prescription drugs, it will also develop and market Wellcome's OTC switch products, including ZOVIRAX.

On September 30, 1994 Glaxo submitted a NDA filing for the sale in the U.S. of an OTC product for the treatment of episodic heartburn, called ZANTAC 75. On December 19, 1995 ZANTAC 75 received marketing clearance from the FDA. ZANTAC 75 is being marketed for OTC use in the U.K. by Warner Wellcome as a treatment for episodic heartburn. Warner Wellcome is also marketing BECONASE, an OTC allergy nasal spray from Glaxo in the U.K. Warner-Lambert shares in the profits generated by these brands.

In 1994 sales growth of 17 percent was due to the full-year recognition of sales from several businesses Warner-Lambert acquired in 1993 and from products contributed by Wellcome to the joint venture operations. U.S. sales increased 26 percent primarily due to the joint venture operations. International sales increased 24 percent with approximately half of the sales growth attributable to the impact of the acquisitions and joint venture operations.

Confectionery Products
----------------------
                             1995             1994        1993
                         ------------    -------------  -------
                                    (Dollars in millions)
Net Sales                $ 1,391  +2%     $ 1,368  +5%    $ 1,306

In 1995 confectionery product sales in the U.S. declined 12 percent to $421 million. The decline was the result of an overall softness in the gum market, a reduction in trade inventory levels and significant competitive activity, as well as the timing and extent of trade incentives and promotional programs. The company has brought in a new management team for its confectionery business and expects that U.S. sales will increase in 1996. International confectionery sales were $970 million, an increase of 9 percent, or 14 percent at constant exchange rates. The devaluation of the Mexican peso in December 1994 adversely impacted sales by $74 million in 1995. In April 1995 Warner-Lambert acquired Adams S.A., a privately held confectionery company based in Argentina and in June 1994 Warner-Lambert acquired Saila S.p.A. The acquisition of these businesses increased this segment's international sales by approximately 5 percent in 1995. International sales growth was led by BUBBALOO bubble gum and TRIDENT sugarless gum.

In 1994 U.S. sales declined 5 percent due to the sale of the chocolate/caramel business in October 1993. Excluding chocolate/caramel sales, U.S. sales increased 5 percent from 1993. International sales increased 11 percent.


COSTS AND EXPENSES

Cost of goods sold in 1995 and 1994 increased 13 percent and 12 percent, respectively. Cost of goods sold as a percentage of net sales increased to 34.5% from 33.6% in 1994 and 33.1% in 1993. The increase in the company's ratio in 1995 was primarily attributable to the confectionery segment. This segment's ratio increased due to a greater proportion of sales that were generated in countries that have higher cost ratios combined with a higher cost ratio in the U.S. resulting from lower volume. In 1994, the company's ratio reflected a higher cost ratio in the pharmaceutical segment, resulting from both an unfavorable product mix and higher costs related to regulatory compliance issues.

Marketing expense in 1995 and 1994 increased 9 percent and 7 percent, respectively. The increase in marketing expense in 1995 was primarily due to the full-year inclusion of the international Warner Wellcome joint venture operations. In 1994 marketing expense increased due to the full-year reporting of acquired businesses and the Warner Wellcome joint venture operations. As a percentage of net sales, marketing expense was 36.4% compared with 36.6% in 1994 and 37.9% in 1993, reflecting the company's efforts to contain expenses associated with marketing combined with strong sales growth during these periods.

Administrative and general expense in 1995 and 1994 increased 9 percent and 11 percent, respectively. Expenses in 1995 increased primarily due to the full-year inclusion of the international Warner Wellcome joint venture operations. Expenses in 1994 increased due to the full-year reporting of the acquired businesses and the Warner Wellcome joint venture operations. As a percentage of net sales, administrative and general expense was 6.9%, consistent with 1994 and 1993.

Research and development expense increased 10 percent in 1995 due to higher spending on Phase III clinical trials. In 1994 research and development expense declined 2 percent, reflecting reduced spending on selected pharmaceutical programs. As a percentage of net sales, research and development expense was 7.1% in 1995 and 1994 and 8.0% in 1993. For 1996 the company plans to invest $553 million in research and development, a projected increase of 10 percent compared with 1995.

Other (income) expense, net in 1995 included a gain of $117 million from the sale of the company's PRO toothbrush business. Partially offsetting the gain was increased interest expense, resulting from both a higher level of average debt outstanding throughout 1995 and higher interest rates. Other (income) expense, net in 1994 was unfavorable compared to 1993 due to increased interest expense, resulting from higher debt levels from the company's 1993 acquisitions and higher interest rates.

In 1993 the company recorded a net restructuring charge of $525 million pretax ($360 million after tax or $2.67 per share) and in 1991 the company recorded a net restructuring charge of $544 million pretax ($418 million after tax or $3.11 per share). See Note 3 to the consolidated financial statements for the detailed provisions and subsequent utilization of reserves. In 1993 the company estimated that the 1993 restructuring actions would generate average annual pretax savings compared with pre-restructuring spending levels of approximately $150 million by 1997. Similarly, in 1991 the company estimated that the 1991 restructuring actions would generate approximately $1 billion in cumulative pretax savings through 1998. The company is unaware of any event that would significantly change spending or anticipated savings with respect to the 1993 and 1991 restructuring actions. The restructuring activities are proceeding generally as planned and are expected to be substantially completed by the end of

1997. The company will invest the savings in its core businesses to further strengthen its overall competitive position and enhance its long-term profitability.

The company anticipates that the remaining spending for the 1993 and 1991 restructuring activities will be funded from cash provided by operations.


INCOME TAXES

                                    1995        1994       1993
                                    ----        ----       ----
Effective tax rate before
accounting changes:
  As reported                       24.3%       21.8%      10.5%
  After minority interests
   and excluding net 1993
   restructuring charge             27.4%       24.0%      23.5%

In 1995 the increases in the company's effective tax rates on a reported basis and after minority interests were principally due to a greater proportion of the company's taxable earnings being derived from international businesses located in higher tax rate jurisdictions. In addition, the rates increased due to the phase-in of a U.S. tax law enacted in 1993 that changed the way research and development expenses are charged to foreign source income. These increases were partially offset by the company's ability to recognize additional deferred tax assets.

The reported tax rate in 1994 was higher than the reported tax rate in 1993 principally due to the effect in 1993 of a 31.4 percent tax benefit rate associated with the 1993 restructuring actions. In 1994 the increase in the company's effective tax rate was due to the tax consequences associated with research expense and a lower tax benefit from operations in Puerto Rico. These increases were partially offset by the company's ability to recognize additional deferred tax assets.

The company anticipates an increase in its effective tax rate in 1996 of approximately 2 percentage points primarily due to expected changes in the company's global profit composition.

NET INCOME

In 1995 net income of $740 million and earnings per share of $5.48 increased 7 percent and 6 percent, respectively. Net income in 1995 included a gain of $82 million or $.61 per share on the sale of the PRO toothbrush business. The devaluation of the Mexican peso in December 1994 lowered earnings per share in 1995 by $.18 per share. Net income in 1994 was $694 million or $5.17 per share compared to $331 million or $2.45 per share in 1993. Excluding the 1993 net restructuring charge of $360 million or $2.67 per share and the net impact of accounting changes adopted in 1993 of $46 million or $.34 per share, 1994 net income and earnings per share both increased 8 percent.

INFLATION

Inflation has not been a significant factor in Warner-Lambert's business because of the modest rates of inflation in the U.S. and the principal foreign countries in which the company maintains operations.



Liquidity and Financial Condition
---------------------------------

Selected financial data presented below:

                                    1995        1994        1993
                                    ----        ----        ----
Return on average shareholders'
equity:
  As reported                        36%         43%         23%
  Excluding restructuring and
    accounting changes               36%         43%         40%
Return on average total assets:
  As reported                        13%         13%          7%
  Excluding restructuring and
    accounting changes               13%         13%         14%

Cash and cash equivalents amounted to $296 million at December 31, 1995, an increase of $78 million from December 31, 1994. The company also holds $492 million in short-term investments and other nonequity securities (included in investments and other assets) that do not qualify as cash equivalents, representing an increase of $91 million since 1994. Combined, cash and cash equivalents, short-term investments and other nonequity securities increased $169 million compared to 1994. Net debt (total debt less cash and cash equivalents, short-term investments and other nonequity securities) of $741 million at December 31, 1995 decreased $100 million from December 31, 1994.

At December 31, 1994, cash and cash equivalents amounted to $218 million, a decrease of $223 million from 1993. Short-term investments and other nonequity securities of $401 million at December 31, 1994 were $240 million higher than 1993. Combined, cash and cash equivalents, short-term investments and other nonequity securities increased $17 million.
Net debt of $841 million at December 31, 1994 increased $243 million from $598 million at December 31, 1993.

Expenditures for property, plant and equipment were $387 million in 1995, $406 million in 1994 and $347 million in 1993. Capital spending commitments planned by the company for 1996 include the consolidation and upgrading of manufacturing, distribution and research facilities and organizational restructuring in connection with the company's restructuring plans announced in 1993 and 1991.

Warner-Lambert continues to have readily available financial resources. The company has unused available lines of credit from banks totaling $1.4 billion. In addition, the company's bond ratings by Standard and Poor's Corporation (AA) and Moody's Investor Services (Aa3) did not change during 1995. The company expects to finalize its purchase of Glaxo Wellcome's interests in the Warner Wellcome joint venture operations for $1.05 billion in mid-1996. Management anticipates that it will borrow the funds to complete this transaction. Management is confident that the company's cash flow will be adequate to repay this financing without requiring the disposition of any significant strategic core business or asset and still allow the company to continue to pay dividends and maintain its ongoing commitment to research and development, marketing and capital expenditures.

In January 1996 the Board of Directors approved a 6 percent increase in the quarterly dividend to $.69 per share payable in the first quarter of 1996. The Board of Directors also voted in favor of a two-for-one split of Warner-Lambert common stock, subject to shareholder approval of an increase in the number of authorized common shares from 300 million to 500 million.

Other
-----

Continuing its strategy initiated in 1995 the company plans to revitalize its core businesses through the sale of selected products, non-strategic businesses and undervalued and nonproductive assets. The asset sales will allow the company to invest more heavily in its core businesses and to spend more on its Phase III pharmaceutical compounds, strategic market development, new product launches and marketing of ZANTAC 75, and will have a positive impact on the company's reported earnings per share. In February 1996 the company entered into an agreement to sell Warner Chilcott Laboratories, its generic drug division. The sale is subject to receipt of necessary regulatory approvals and is expected to occur before the end of the first quarter of 1996.