Form 10-K, Exhibit 13
period 1996-12-31
WARNER LAMBERT CO
filed 1997-03-20
CIK 104669

                            Warner-Lambert Company and Subsidiaries
                          Five-year Summary of Selected Financial Data

----------------------------------------------------------------------------------------
                                    1996         1995        1994        1993       1992
----------------------------------------------------------------------------------------
                                        (Dollars in millions, except per share amounts)
RESULTS FOR YEAR:
  Net sales                       $7,231       $7,040      $6,417      $5,794     $5,598
  Cost of goods sold               2,347        2,428       2,155       1,918      1,814
  Research and development
    expense                          555          501         456         465        473
  Income before income taxes,
    minority interests and
    accounting changes             1,177        1,149       1,005         318 (b)    860
  Income before accounting
    changes                          787          740         694         285 (b)    644
  Net income                         787          740         694         331 (b,c)  644
  Per common share (a):
    Income before accounting
      changes                       2.90         2.74        2.59        1.06 (b)   2.39
    Net income                      2.90         2.74        2.59        1.23 (b,c) 2.39
------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                  $2,785       $2,778      $2,515      $2,219     $2,176
  Current liabilities              2,137        2,425       2,353       2,016      1,333
  Working capital                    648          353         162         203        843
  Property, plant and
    equipment                      2,168        2,006       1,846       1,599      1,507
  Total assets                     7,197        6,101       5,533       4,828      4,077
  Long-term debt                   1,720          634         535         546        565
  Total debt                       2,300        1,529       1,460       1,199        736
  Shareholders' equity             2,581        2,246       1,816       1,390      1,528
------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION (a):
  Average number of common
    shares outstanding
    (in millions)                  271.2        270.0       268.2       270.0      269.4
  Common stock price per share:
      High                       $    80    $      49     $43 3/8    $38 3/16   $39  5/8
      Low                         44 5/8     36 11/16          30     29  7/8    29 3/16
      Year-end                        75     48  9/16      38 1/2     33  3/4    34 9/16
  Book value per common share       9.52         8.28        6.75        5.18       5.65
  Cash dividends per
    common share                    1.38         1.30        1.22        1.14       1.02
------------------------------------------------------------------------------------------
OTHER DATA:
  Number of employees
    (in thousands)                    38           37          36          35         34
  Capital expenditures              $389         $387        $406        $347       $334
  Cash dividends paid                374          351         327         308        275
  Depreciation and amortization      231          202         181         170        156
------------------------------------------------------------------------------------------

(a) Years prior to 1996 were restated for a two-for-one stock split effective May 1996.
(b) Includes a net restructuring charge of $525 pretax ($360 after tax or $1.34 per share).
(c) Includes a credit of $63 or $.23 per share for the adoption of SFAS No. 109, "Accounting for Income Taxes" and a charge of $17 after tax or $.06 per share to adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits."




                Warner-Lambert Company and Subsidiaries
                   Consolidated Statements of Income


----------------------------------------------------------------------
Years Ended December 31,                 1996        1995        1994
----------------------------------------------------------------------
                                           (Dollars in millions,
                                         except per share amounts)

Net sales                            $7,231.4    $7,039.8    $6,416.8
----------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,346.9     2,427.5     2,155.1
   Selling, general and
    administrative                    3,115.8     2,979.8     2,735.4
   Research and development             554.8       501.2       456.0
   Other expense (income), net           37.2       (17.3)       65.0
----------------------------------------------------------------------
       Total costs and expenses       6,054.7     5,891.2     5,411.5
----------------------------------------------------------------------
Income before income taxes and
     minority interests               1,176.7     1,148.6     1,005.3
   Provision for income taxes           321.2       279.1       219.1
   Minority interests                    69.0       130.0        92.2
----------------------------------------------------------------------
Net income                           $  786.5    $  739.5    $  694.0
----------------------------------------------------------------------
Net income per common share*         $   2.90    $   2.74    $   2.59
----------------------------------------------------------------------

              Consolidated Statements of Retained Earnings

----------------------------------------------------------------------
Years Ended December 31,                 1996        1995        1994
----------------------------------------------------------------------
                                           (Dollars in millions,
                                          except per share amounts)

Retained earnings at beginning
     of year                         $3,042.9    $2,654.5    $2,287.7
   Net income                           786.5       739.5       694.0
   Cash dividends paid
     on common shares                  (374.4)     (351.1)     (327.2)
   International operations year-
     end change (Note 1)                (18.8)          -           -
----------------------------------------------------------------------
Retained earnings at end of year     $3,436.2    $3,042.9    $2,654.5
----------------------------------------------------------------------
Cash dividends per common share*     $   1.38    $   1.30    $   1.22
----------------------------------------------------------------------

*1995 and 1994 were restated for a two-for-one stock split effective
May 1996.

See notes to consolidated financial statements.
                                       27

                Warner-Lambert Company and Subsidiaries
                      Consolidated Balance Sheets
---------------------------------------------------------------------
December 31,                                         1996        1995
---------------------------------------------------------------------
                                                (Dollars in millions)
Assets:
     Cash and cash equivalents                  $   390.8    $  295.8
     Short-term investments                         101.5       267.4
     Accounts receivable, less allowances of
       $36.6 in 1996 and $20.7 in 1995            1,148.7     1,129.7
     Other receivables                              155.2       109.8
     Inventories                                    647.0       645.7
     Prepaid expenses and other current
       assets                                       341.6       329.6
---------------------------------------------------------------------
            Total current assets                  2,784.8     2,778.0

     Investments and other assets                   496.6       654.3
     Equity investments in
       affiliated companies                         292.1       257.5
     Property, plant and equipment                2,168.0     2,006.3
     Intangible assets                            1,455.8       404.8
---------------------------------------------------------------------
                                                $ 7,197.3    $6,100.9
---------------------------------------------------------------------

Liabilities and shareholders' equity:
     Short-term debt                            $   579.2    $  894.6
     Accounts payable, trade                        613.0       523.8
     Accrued compensation                           170.3       166.3
     Other current liabilities                      614.6       671.2
     Federal, state and foreign income taxes        159.8       169.3
---------------------------------------------------------------------
            Total current liabilities             2,136.9     2,425.2

     Long-term debt                               1,720.5       634.5
     Deferred income taxes                          143.5       128.4
     Other noncurrent liabilities                   615.4       666.7

     Shareholders' equity:
       Preferred stock - none issued                    -           -
       Common stock issued:
         1996 - 320,660,536 shares;
         1995 - 160,330,268 shares                  320.7       160.3
       Capital in excess of par value               125.8       217.5
       Retained earnings                          3,436.2     3,042.9
       Cumulative translation adjustments          (236.2)     (216.3)
       Treasury stock, at cost:
         1996 - 49,456,251 shares;
         1995 - 24,731,378 shares                (1,065.5)     (958.3)
---------------------------------------------------------------------
            Total shareholders' equity            2,581.0     2,246.1
---------------------------------------------------------------------
                                                $ 7,197.3    $6,100.9
---------------------------------------------------------------------
See notes to consolidated financial statements.

                Warner-Lambert Company and Subsidiaries
                 Consolidated Statements of Cash Flows
----------------------------------------------------------------------
Years Ended December 31,                       1996      1995    1994
----------------------------------------------------------------------
                                                (Dollars in millions)
Operating Activities:
  Net income                              $   786.5 $   739.5 $ 694.0
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:
      Depreciation and amortization           230.8     201.9   181.4
      Gains on sales of businesses            (75.2)   (117.0)      -
      Minority interests                       69.0     130.0    92.2
      Deferred income taxes                    70.7      91.5    44.3
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                        (211.3)   (171.9) (167.9)
          Inventories                         (23.9)    (20.0) (140.6)
          Accounts payable and accrued
            liabilities                       108.4     (23.1)  (77.5)
      Other                                    67.3     (31.7)   19.1
----------------------------------------------------------------------
      Net cash provided by operating
        activities                          1,022.3     799.2   645.0
----------------------------------------------------------------------
Investing Activities:
  Purchases of investments                   (217.1)   (438.5) (656.1)
  Proceeds from sales of investments          500.4     340.8   415.7
  Capital expenditures                       (389.0)   (387.3) (406.4)
  Acquisitions of businesses               (1,064.8)    (34.3)  (66.3)
  Proceeds from dispositions of businesses    137.4     136.1       -
  Other                                       (80.4)     15.6    13.2
----------------------------------------------------------------------
      Net cash used by investing activities(1,113.5)   (367.6) (699.9)
----------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                  2,165.2   1,828.6   762.7
  Principal payments on borrowings         (1,422.7) (1,766.6) (527.6)
  Purchases of treasury stock                (138.9)    (17.6)  (41.7)
  Cash dividends paid                        (374.4)   (351.1) (327.2)
  Distributions paid to minority interests   (102.4)    (96.5)  (79.4)
  Proceeds from stock option exercises         64.1      61.2    43.1
----------------------------------------------------------------------
      Net cash provided (used) by
        financing activities                  190.9    (342.0) (170.1)
----------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                   (4.7)    (11.7)    2.4
----------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                            95.0      77.9  (222.6)
Cash and cash equivalents at beginning
   of year                                    295.8     217.9   440.5
----------------------------------------------------------------------
Cash and cash equivalents at end of year  $   390.8 $   295.8 $ 217.9
----------------------------------------------------------------------
See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                    Warner-Lambert Company and Subsidiaries


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

Effective January 1, 1996, the company's international operations that previously reported financial results on a fiscal-year basis ending November 30 changed to a calendar-year basis ending December 31. The change was made primarily to reflect the results of these operations on a more timely basis. The results of operations for international subsidiaries for the month of December 1995 are included as a charge of $18.8 against retained earnings.

In 1996, marketing expense and administrative and general expense categories have been combined in one line item - Selling, general and administrative in the accompanying Consolidated Statements of Income. Also, intangible amortization and certain other expenses have been reported in Other expense (income), net. Previously, these items were reported in administrative and general expense. These reclassifications have been made to the prior years' financial statements. Additionally, certain other prior year amounts have been reclassified to conform with the current year presentation.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts. Actual amounts could differ from those estimates.

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

Intangible assets - Intangible assets are recorded at cost and are amortized on the straight-line method over appropriate periods not exceeding 40 years. The company continually reviews goodwill and other intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected future operating cash flows are lower than the carrying value.

Advertising costs - Advertising costs are expensed as incurred and amounted to $670.6 in 1996, $644.0 in 1995 and $601.3 in 1994.

Net income per common share - Net income per common share is computed based on the average number of common shares outstanding during the year. The dilutive effect of common stock equivalents is immaterial. The average number of shares used in the determination of net income per common share was 271,220,000 in 1996, 270,043,000 in 1995 and
268,224,000 in 1994. The average number of shares and all per share amounts for prior years have been restated to reflect a two-for-one stock split effective May 1996 as discussed in Note 15.

Note 2 - Interest Income and Interest Expense:

Interest income and interest expense are included in Other expense (income), net. Interest income totaled $54.8, $49.7 and $49.7 and interest expense totaled $145.9, $122.7 and $93.7 in 1996, 1995 and 1994, respectively. Total interest paid was $140.7, $112.8 and $86.2 in 1996, 1995 and 1994, respectively. Interest costs of $9.6, $10.1 and $9.4 in 1996, 1995 and 1994, respectively, have been capitalized and included in Property, plant and equipment.

Note 3 - Restructuring:

In 1993 and 1991, the company recorded restructuring charges of $525.2 ($360.4 after tax or $1.34 per share) and $544.0 ($418.0 after tax or $1.56 per share), respectively. The total of $1,069.2 was recorded for worldwide rationalization of manufacturing and distribution facilities and for organizational restructuring and related workforce reductions of about 5,500 positions. These rationalization programs were prompted by changes in the company's competitive environment, including the growing impact of managed health care, cost containment efforts in the U.S., cost regulations in Europe, the elimination of trade barriers throughout the world and changes in U.S. tax law. As of December 31, 1996, 19 manufacturing sites were closed and workforce reductions of approximately 3,970 positions were made primarily in the U.S. sales force, Puerto Rico manufacturing, worldwide administrative operations and European research. Activities still to be completed include closing seven facilities, worldwide work-systems redesign and severance associated with these projects.

Initial 1993 and 1991 provisions and the subsequent utilization by major components are summarized in the table below:

----------------------------------------------------------------------
                                                  Amounts     Reserve
                                  1993 & 1991    Utilized   Balance at
                                 Restructuring    Through    December
                                   Provisions      1996      31, 1996
----------------------------------------------------------------------
Severance and related costs        $  468.0        $393.7      $ 74.3

Plant closures and related costs      161.5         128.8        32.7

Work-systems redesign                  71.5          51.3        20.2

Operating losses during                35.3          35.3          -
  phase-out period

Other                                 107.3          96.3        11.0

Asset write-offs                      225.6         225.6          -
---------------------------------------------------------------------
      Total                        $1,069.2        $931.0      $138.2
---------------------------------------------------------------------

Amounts utilized through December 31, 1996 include redistribution among categories based on actual restructuring actions and project forecasts. The company reduced reserve balances designated for severance and related costs by $87.1 and increased balances for plant closures and related costs by $57.5, work-systems redesign by $18.6 and other costs by $11.0. These redistributions were necessary due to delays in completion, higher projected costs for plant closures and the acceleration of the work-systems redesign projects enabling some positions to be eliminated through attrition rather than severance. The original scopes of the restructuring projects and the number of positions to be eliminated remain substantially unchanged.

Reserves are considered utilized when specific restructuring criteria are completed or benefits paid. As of December 31, 1996, Other current liabilities included $54.2 and Other noncurrent liabilities included $84.0 of the remaining restructuring reserve balance to be utilized. The company has determined that the restructuring reserve balance is adequate to cover the remaining restructuring actions and that the restructuring programs are expected to be substantially completed by the end of 1997.


Note 4 - Acquisitions and Divestitures:

Warner-Lambert entered into an agreement in December 1993 with Wellcome plc to establish a joint venture with operations in various countries to develop and market a broad range of over-the-counter
(OTC) products. The joint venture, referred to as Warner Wellcome, commenced operations in 1994. Glaxo plc acquired Wellcome plc in 1995 and changed the name of the combined company to Glaxo Wellcome plc.

In 1996, Warner-Lambert purchased Glaxo Wellcome plc's minority interest in the Warner Wellcome joint venture operations. The transaction was completed in the second half of the year. Total consideration for the acquisition including estimated acquisition costs was approximately $1.1 billion. The transaction was financed with commercial paper.

In April 1995, Warner-Lambert acquired Adams S.A., a privately held manufacturer of confectionery products in Argentina. In June 1994, Warner-Lambert acquired Saila S.p.A., a privately held confectionery company based in Italy. Cash consideration excluding cash acquired for these acquisitions was $34.3 in 1995 and $66.3 in 1994.

All acquisitions have been accounted for under the purchase method. The excess of purchase price over the estimated fair values of the net tangible and identifiable intangible assets acquired has been treated as goodwill. Net assets and results of operations of Adams S.A. and Saila S.p.A. have been included in the consolidated financial statements since the dates of acquisition. Financial results of Warner Wellcome were consolidated prior to acquisition of the minority interest. The acquisitions did not have a material pro forma impact on consolidated earnings.

In the first quarter 1996, Warner-Lambert sold Warner Chilcott
Laboratories, its generic pharmaceutical business. Net proceeds were $137.4. The sale resulted in a pretax gain of $75.2, which is included in Other expense (income), net. On an after tax basis, the gain was $45.7 or $.17 per share.

In the third quarter 1995, the company sold its PRO toothbrush business. Net proceeds were $136.1 resulting in a pretax gain of $117.0, which is included in Other expense (income), net. On an after tax basis, the gain was $82.4 or $.31 per share.

Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies, principally in Latin America. Net aggregate exchange losses resulting from foreign currency transactions and translation adjustments related to subsidiaries operating in highly inflationary countries amounted to $7.6, $14.3 and $15.3 in 1996, 1995 and 1994, respectively. The cumulative translation adjustments component of shareholders' equity was charged with $19.9 in 1996, and $35.3 in 1995 and was credited with $43.8 in 1994.


Note 6 - Inventories:

---------------------------------------------------------------------
December 31,                                      1996          1995
---------------------------------------------------------------------
Raw materials                                   $130.9        $110.0
Finishing supplies                                52.0          48.0
Work in process                                   69.2          89.1
Finished goods                                   394.9         398.6
---------------------------------------------------------------------
                                                $647.0        $645.7
---------------------------------------------------------------------


Note 7 - Property, Plant and Equipment:

---------------------------------------------------------------------
December 31,                                     1996            1995
---------------------------------------------------------------------
Land                                        $    39.6       $    39.4
Buildings                                     1,187.4         1,098.5
Machinery, furniture and fixtures             2,430.6         2,278.7
---------------------------------------------------------------------
                                              3,657.6         3,416.6
Less accumulated depreciation                (1,489.6)       (1,410.3)
---------------------------------------------------------------------
                                            $ 2,168.0       $ 2,006.3
---------------------------------------------------------------------

Depreciation expense totaled $199.1, $186.3 and $168.9 in 1996, 1995 and 1994, respectively.


Note 8 - Intangible Assets:

---------------------------------------------------------------------
December 31,                                         1996       1995
---------------------------------------------------------------------
Goodwill                                         $1,001.6     $232.9
Trademarks and other intangibles                    564.1      251.9
--------------------------------------------------------------------
                                                  1,565.7      484.8
Less accumulated amortization                      (109.9)     (80.0)
---------------------------------------------------------------------
                                                 $1,455.8     $404.8
---------------------------------------------------------------------

The 1996 intangible asset balance includes $1.1 billion related to the purchase of Glaxo Wellcome plc's interest in the Warner Wellcome joint venture operations discussed in Note 4.

Amortization expense totaled $31.7, $15.6 and $12.5 in 1996, 1995 and 1994, respectively.


Note 9 - Debt:

The components of Short-term debt were as follows:

---------------------------------------------------------------------
December 31,                                        1996         1995
---------------------------------------------------------------------
Commercial paper                                  $172.8       $473.0
Notes payable                                      401.0        305.0
Current portion of long-term debt                    5.4        116.6
---------------------------------------------------------------------
                                                  $579.2       $894.6
---------------------------------------------------------------------
The weighted-average interest rate was 6.6 percent and 6.2 percent for commercial paper and notes payable outstanding at December 31, 1996 and 1995, respectively. The company has lines-of-credit arrangements with numerous banks with interest rates generally equal to the best prevailing rate. At December 31, 1996, worldwide unused lines of credit amounted to $2.5 billion.


The components of Long-term debt were as follows:

---------------------------------------------------------------------
December 31,                                        1996         1995
---------------------------------------------------------------------
Commercial paper                                $1,250.5       $200.0
6 5/8% notes due 2002                              199.7        199.7
8% notes due 1998                                  150.0        150.0
7.6% industrial revenue bonds due 2014              24.6         24.6
Other                                               95.7         60.2
---------------------------------------------------------------------
                                                $1,720.5       $634.5
---------------------------------------------------------------------

At December 31, 1996, the company classified as Long-term debt
$1,250.5 of commercial paper for which the company has the intent and ability to refinance on a long-term basis. This commercial paper is supported by lines of credit.

The aggregate annual maturities of long-term debt at December 31, 1996, payable in each of the years 1998 through 2001,excluding short-term borrowings reclassified to long-term are $167.9, $29.2, $19.0 and $18.5, respectively.


Note 10 - Financial Instruments:

The estimated fair values of financial instruments were as follows:

---------------------------------------------------------------------
December 31,                      1996                   1995
---------------------------------------------------------------------
                         Carrying        Fair     Carrying       Fair
(  ) = Liability           Amount       Value       Amount      Value
---------------------------------------------------------------------

Investment securities   $   247.0   $   246.8      $ 534.6    $ 536.5
Long-term debt           (1,720.5)   (1,727.4)      (634.5)    (655.1)
Interest rate swaps             -           -         (1.2)      (2.1)
Foreign exchange contracts      -        17.4            -        7.1
---------------------------------------------------------------------

Investment securities and Long-term debt were valued at quoted market prices for similar instruments. The fair values of the remaining financial instruments in the preceding table are based on dealer quotes and reflect the estimated amounts that the company would pay or receive to terminate the contracts. The carrying values of all other financial instruments in the Consolidated Balance Sheets approximate fair values.

The investment securities were reported in the following balance sheet categories:

-------------------------------------------------------------------
December 31,                                  1996             1995
-------------------------------------------------------------------

Cash and cash equivalents                   $ 10.1           $ 34.1
Short-term investments                        99.9            256.8
Investments and other assets                 137.0            243.7
-------------------------------------------------------------------
                                            $247.0           $534.6
-------------------------------------------------------------------

The investment securities portfolio was primarily comprised of negotiable certificates of deposit, Puerto Rico government bonds, guaranteed collateralized mortgage obligations and Ginnie Mae certificates as of year-end 1996 and 1995. These securities are classified as "held-to-maturity." Equity securities, categorized as "available-for-sale," were immaterial.

As of December 31, 1996, the long-term investments of $137.0 included $35.7 of interest-bearing, mortgage-backed securities maturing beyond ten years.

Financial instruments that potentially subject the company to concentrations of credit risk are trade receivables and interest-bearing investments. The company sells a broad range of products in the pharmaceutical, consumer health care and confectionery businesses worldwide. The company's products are distributed to wholesalers and directly or indirectly to pharmacies, chain food stores, mass merchandisers, smaller independent retailers, hospitals, government agencies, health maintenance organizations and other managed care entities. Due to the large number and diversity of the company's customer base, concentrations of credit risk with respect to trade receivables are limited. The company does not normally require collateral. The company's interest-bearing investments are high-quality liquid instruments, such as certificates of deposit issued by major banks or securities issued or guaranteed by the U.S. or other governments. The company limits the amount of credit exposure to any one issuer.

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

The company has used interest rate swap agreements that converted fixed rates on long-term debt to floating rates with the intent of reducing interest expense. As of December 31, 1995, the company had $250.0 notional amount of interest rate swap agreements outstanding which matured in 1996. In 1995, these swaps were fixed at a weighted-average interest pay rate of 8.7 percent and a receive rate of 8.1 percent. As a result of interest rate swap agreements, interest expense increased $.6 in 1996, $3.2 in 1995 and decreased $3.7 in 1994.

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

At December 31, 1996 and 1995, the company had forward or purchased option foreign exchange contracts with contractual amounts of $375.2 and $158.6, respectively to exchange foreign currencies. These contracts principally exchange Japanese yen, British pounds, German marks and French francs for U.S. dollars; Canadian dollars for Italian lira and British pounds in 1996; and Japanese yen for U.S. dollars in 1995.

Gains and losses related to effective hedges, including hedges of anticipated transactions, are recognized in income as part of, and concurrent with, the hedged transaction. Cash flows associated with derivative financial instruments are classified as operating in the Consolidated Statements of Cash Flows.

Note 11 - Leases:

The company rents various facilities and equipment. Rental expense amounted to $82.6, $80.8 and $78.5 in 1996, 1995 and 1994, respectively.

The future minimum rental commitments under noncancellable capital and operating leases at December 31, 1996 are summarized below:

---------------------------------------------------------------------
                                             Capital        Operating
---------------------------------------------------------------------
1997                                         $ 4.2           $ 42.0
1998                                           3.7             34.3
1999                                          15.7             19.0
2000                                           2.4             13.7
2001                                           4.0             12.3
Remaining years                                8.6             91.4
--------------------------------------------------------------------
Total minimum lease payments                  38.6            212.7
Less minimum sublease income                     -            (29.8)
                                            ------------------------
Net minimum lease payments                    38.6           $182.9
                                                             -------
Less amount representing interest             (9.7)
-----------------------------------------------------
Present value of minimum lease payments      $28.9
-----------------------------------------------------

Property, plant and equipment included capitalized leases of $33.5, less accumulated depreciation of $3.5, at December 31, 1996 and $23.4, less accumulated depreciation of $3.9, at December 31, 1995.
Long-term debt included capitalized lease obligations of $27.1 and $16.1 at those respective dates.

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

The plans' funded status at December 31 was as follows:

----------------------------------------------------------------------
                                                        Plans in Which
                                  Plans in               Accumulated
                             Which Assets Exceed          Benefits
                             Accumulated Benefits       Exceed Assets
----------------------------------------------------------------------
                               1996        1995       1996       1995
----------------------------------------------------------------------
Plan assets at fair value  $2,044.6    $1,812.9    $  23.8    $  75.1
  (primarily invested in
  equities and bonds)
----------------------------------------------------------------------
Actuarial present value of
  accumulated benefit
  obligation:
    Vested                  1,792.8     1,671.5      107.4      155.5
    Nonvested                  40.6        43.2       12.6       13.9
----------------------------------------------------------------------
                            1,833.4     1,714.7      120.0      169.4

Estimated future
  salary increases            172.9       176.2       29.1       32.0
----------------------------------------------------------------------
Projected benefit
  obligation                2,006.3     1,890.9      149.1      201.4
----------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation           38.3       (78.0)    (125.3)    (126.3)
Unrecognized net
   (asset) obligation          (4.7)       (5.7)       4.0        6.5
Unrecognized prior
  service cost                 43.9        55.2        0.7        5.2
Unrecognized net
  actuarial loss               67.2       189.7       27.5       31.0
Minimum liability
  adjustment                      -           -      (12.5)     (23.8)
----------------------------------------------------------------------
Net pension asset
  (liability) included
  in the Consolidated
  Balance Sheets           $  144.7    $  161.2    $(105.6)   $(107.4)
----------------------------------------------------------------------

Foreign plan assets at fair value included in the above table were $707.3 in 1996 and $629.8 in 1995. The foreign plan projected benefit obligation was $690.9 in 1996 and $666.6 in 1995.

The assumptions for the U.S. plans included a 10.5 percent expected long-term rate of return on plan assets and an expected 4.0 percent increase in salary levels for each of the years ended December 31, 1996,

1995 and 1994. The weighted-average discount rate was 8.0 percent, 7.75 percent and 8.75 percent for 1996, 1995 and 1994, respectively. Assumptions for foreign plans did not vary significantly from the U.S. plans.

Pension costs for the plans included the following components:

----------------------------------------------------------------------
Years Ended December 31,                  1996        1995       1994
----------------------------------------------------------------------
Service cost - benefits earned
  during the year                      $  53.8     $  49.3    $  50.9
Interest cost on projected
  benefit obligation                     153.3       144.4      134.3
Return on assets                        (237.9)     (276.7)     (24.2)
Net amortization and deferral             84.2       108.8     (124.5)
----------------------------------------------------------------------
Net pension expense                    $  53.4     $  25.8    $  36.5
----------------------------------------------------------------------

Net pension expense attributable to foreign plans included in the above was $17.5, $22.2 and $21.4 in 1996, 1995 and 1994, respectively.

Note 13 - Other Postretirement Benefits:

The company provides other postretirement benefits, primarily health insurance, for domestic employees who retired prior to January 1, 1992 and their dependents. Although the plans are currently noncontributory, the company has implemented a cap which limits future contributions for medical and dental coverage under these plans. The company is generally self-insured for these costs and the plans are funded on a pay-as-you-go basis. U.S. employees retiring after December 31, 1991 receive additional pension benefits based on years of service in lieu of these benefits.

The net periodic postretirement benefit cost for domestic retirees amounted to $17.0, $17.4 and $15.0 in 1996, 1995 and 1994, respectively. These amounts primarily represent the accrual of interest on the present value obligation.

A reconciliation from the plans' benefit obligation to the liabilities recognized in the Consolidated Balance Sheets as of the latest actuarial valuations was as follows:

---------------------------------------------------------------------
December 31,                                 1996          1995
---------------------------------------------------------------------
Accumulated postretirement benefit
   obligation                              $186.0        $187.7
Unrecognized prior service (credit) cost     (8.3)          1.6
Unrecognized net actuarial loss             (50.4)        (59.3)
---------------------------------------------------------------------
Accrued postretirement benefit cost
   recognized in the Consolidated
   Balance Sheets                          $127.3        $130.0
---------------------------------------------------------------------

The health care cost trend rate used to develop the accumulated postretirement benefit obligation for those retirees under age 65 was
11.1 percent in 1996 declining to 5.5 percent over 10 years. For those 65 and over, a rate of 7.2 percent was used in 1996 declining to
5.5 percent over 5 years. A one percentage point increase in the health care cost trend rate in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $6.8 and the net periodic postretirement benefit cost for 1996 by $.6. The weighted-average discount rate was 8.0 percent, 7.75 percent and 8.75 percent for 1996, 1995 and 1994, respectively.

Other postretirement benefits for foreign plans expensed under the cash method in 1996, 1995 and 1994 were not material.

Note 14 - Income Taxes:

The components of income before income taxes and minority interests were:

---------------------------------------------------------------------
Years Ended December 31,                     1996      1995      1994
---------------------------------------------------------------------
U.S. and Puerto Rico                     $  515.1  $  485.6  $  469.2
Foreign                                     661.6     663.0     536.1
---------------------------------------------------------------------
                                         $1,176.7  $1,148.6  $1,005.3
---------------------------------------------------------------------

The Provision for income taxes consisted of:

---------------------------------------------------------------------
Years Ended December 31,                     1996      1995      1994
---------------------------------------------------------------------
Current:
   Federal                                 $ 39.2    $ 17.6    $ 22.7
   Foreign                                  194.1     163.5     143.4
   State and Puerto Rico                     17.2       6.5       8.7
---------------------------------------------------------------------
                                            250.5     187.6     174.8
---------------------------------------------------------------------
Deferred:
   Federal                                   25.8      30.5      38.0
   Foreign                                   39.5      55.3        .8
   State and Puerto Rico                      5.4       5.7       5.5
---------------------------------------------------------------------
                                             70.7      91.5      44.3
---------------------------------------------------------------------
Provision for income taxes                 $321.2    $279.1    $219.1
---------------------------------------------------------------------

The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities were as follows:

----------------------------------------------------------------------
December 31,                       1996                   1995
----------------------------------------------------------------------
                            Assets  Liabilities    Assets  Liabilities
----------------------------------------------------------------------
Restructuring reserves      $ 82.3          -      $129.2     $    -
Compensation/benefits         80.5          -        75.6          -
Postretirement/post-
  employment obligations      60.2          -        62.2          -
Inventory                     31.2       10.0        25.3       10.1
Foreign tax loss and
  other carryforwards         27.4          -        38.3          -
Research tax credit
  carryforwards               25.3          -        17.7          -
Pensions                      12.5       54.4        25.3       56.0
Property, plant and
  equipment                   11.9      193.6         7.6      180.3
Intangibles                      -       37.4           -       28.8
Other                        138.1       56.6       123.7       35.0
---------------------------------------------------------------------
                             469.4      352.0       504.9      310.2
Valuation allowances         (28.8)         -       (37.0)         -
---------------------------------------------------------------------
                            $440.6     $352.0      $467.9     $310.2
---------------------------------------------------------------------
The research tax credit carryforwards of $25.3 expire in 2009, 2010 and 2011.

In 1996, the decrease in valuation allowances of $8.2 primarily reflected the impact of European deferred tax assets related to restructuring reserve activity discussed in Note 3.

Income taxes of $205.1, $173.6 and $186.1 were paid during 1996, 1995 and 1994, respectively. Prepaid expenses and other current assets included deferred income taxes of $154.4 and $168.2 at December 31, 1996 and 1995, respectively. Investments and other assets included deferred income taxes of $94.2 and $131.7 at December 31, 1996 and 1995, respectively.

The earnings of Warner-Lambert's operations in Puerto Rico are subject to tax pursuant to a grant, effective through September 2011. The grant provides for certain tax relief if certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1996.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1996 were approximately $880.8. No additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. It would be impractical to compute the estimated deferred tax liability on these earnings.

As of December 31, 1996, Warner-Lambert's U.S. federal income tax returns through 1989 have been examined and settled with the Internal Revenue Service.


The company's effective income tax rate differed from the U.S.
statutory tax rate as follows:

---------------------------------------------------------------------
Years Ended December 31,                     1996      1995     1994
---------------------------------------------------------------------
U.S. statutory tax rate                      35.0%     35.0%    35.0%
Income earned in Puerto Rico                 (6.2)     (4.6)    (5.0)
Foreign income subject to increased
  (reduced) tax rates including
  taxes on repatriation                        .5      (1.9)    (7.1)
U.S. research tax credit, net                 (.6)      (.5)     (.6)
State and local taxes, net                    1.0        .7       .7
Other items, net                              (.7)     (1.3)     1.0
Effect of minority interests                 (1.7)     (3.1)    (2.2)
---------------------------------------------------------------------
Effective tax rate                           27.3%     24.3%    21.8%
---------------------------------------------------------------------

Note 15 - Shareholders' Equity:

The authorized preferred stock of Warner-Lambert is 5 million shares with a par value of $1.00 per share, of which there are no shares issued.

Common stock issued was $320.7, $160.3 and $160.3 at December 31, 1996, 1995 and 1994, respectively. On April 23, 1996 the shareholders approved an increase in the number of authorized shares of common stock from 300 million to 500 million in order to effectuate a two-for-one stock split effective May 3, 1996. Par value remained at $1.00 per share. The stock split was recorded by increasing Common stock issued and reducing Capital in excess of par value by $160.3. The average number of common shares outstanding and all per share information have been restated to reflect the stock split.

Changes in certain components of shareholders' equity are summarized as follows:

---------------------------------------------------------------------
                                                   Treasury Stock
                                 Capital in    ----------------------
                                 Excess of      Shares in
                                 Par Value      Thousands       Cost
---------------------------------------------------------------------
Balance at December 31, 1993      $ 120.1       (26,191)   $  (953.7)
Shares repurchased, at cost             -          (647)       (41.7)
Employee benefit plans               35.0         1,103         25.8
Unrealized market value adjust-
  ments on equity securities         (2.9)            -            -
---------------------------------------------------------------------
Balance at December 31, 1994        152.2       (25,735)      (969.6)
 Shares repurchased, at cost            -          (229)       (17.6)
Employee benefit plans               54.1         1,233         28.9
Unrealized market value adjust-
  ments on equity securities         11.2             -            -
---------------------------------------------------------------------
Balance at December 31, 1995        217.5       (24,731)      (958.3)
Two-for-one stock split            (160.3)      (24,731)           -
Shares repurchased, at cost             -        (2,423)      (138.9)
Employee benefit plans               64.8         2,429         31.7
Unrealized market value adjust-
  ments on equity securities          3.8             -            -
---------------------------------------------------------------------
Balance at December 31, 1996      $ 125.8       (49,456)   $(1,065.5)
---------------------------------------------------------------------

Pursuant to the company's Stockholder Rights Plan, a right is attached to each outstanding share of common stock. In the event that any person or group acquires 20 percent or more of the outstanding common shares, or acquires the company in a merger or other business combination, or engages in certain self-dealing transactions, each right (other than those held by the "Acquiring Person") will entitle its holder to purchase, for a specified purchase price, stock of the company or the Acquiring Person having a market value of twice such purchase price. The rights expire on July 8, 1998 and can be redeemed for $.0025 per right by the Board of Directors prior to the time the rights become exercisable.


Note 16 - Stock Options and Awards:

Warner-Lambert has stock awards outstanding at December 31, 1996 granted under stock plans established in 1992, 1989, 1987 and 1983.
On April 23, 1996, shareholders approved the 1996 Stock Plan, which became effective January 1, 1997. The 1996 Stock Plan provides for the granting of stock awards to employees in the form of options to purchase shares of common stock at a price equal to fair market value on the date of the grant, restricted stock and performance awards. Options generally become exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Restricted stock granted to employees is delivered upon the expiration of restricted periods established at the time of grant. Performance awards, which are also subject to restricted periods, provide for the recipient to receive payment in shares, cash or any combination thereof equivalent to the award being granted.

The aggregate number of shares of common stock which may be awarded under the 1996 Stock Plan in any year is not more than 1.65 percent of the issued shares on January 1 of the year of the grant. In any year in which stock awards are granted for less than the maximum permissible number of shares, the balance of unused shares will be added to the number of shares permitted to be granted during the following year. No stock awards may be made under the 1996 Stock Plan after April 23, 2007.

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock awards. Accordingly, no compensation cost has been recognized for stock options. Compensation expense is recorded over the vesting period for restricted stock and performance awards. Had compensation cost been recorded as an alternative provided by FASB Statement No. 123, "Accounting for Stock-Based Compensation," for options granted in 1996 and 1995, the company's net income and earnings per share would have been reduced by $10.7 or $.04 per share in 1996 and by $1.8 or $.01 per share in 1995. These amounts are for disclosure purposes only and may not be representative of future calculations since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996: dividend yield of 3.12 percent; expected volatility of 20.78 percent; risk free interest rate of 6.22 percent; and expected life of 5.9 years. Assumptions did not vary significantly for the prior year.

Transactions involving stock options are summarized as follows and reflect a two-for-one stock split effective May 1996:


---------------------------------------------------------------------
                                                             Weighted-
                                                   Number     Average
                                                     of       Exercise
                                                   Shares      Price
---------------------------------------------------------------------
Stock options outstanding, December 31, 1994     18,594,644    $31.30
     Granted                                      4,084,050     43.06
     Exercised                                   (2,356,620)    25.96
     Forfeited                                     (720,222)    34.96
---------------------------------------------------------------------

Stock options outstanding, December 31, 1995     19,601,852     34.27
     Granted                                      4,044,440     59.53
     Exercised                                   (2,336,465)    27.42
     Forfeited                                     (480,714)    45.75
---------------------------------------------------------------------
Stock options outstanding, December 31, 1996     20,829,113     39.68
---------------------------------------------------------------------

Weighted-average fair value of stock options:
     Granted during 1995                                         9.99
     Granted during 1996                                        13.81

Shares available for annual stock award
  grants at:
     December 31, 1995                           15,757,512
     December 31, 1996                            5,290,898
---------------------------------------------------------------------

The following table summarizes outstanding and exercisable stock options as of December 31, 1996:

----------------------------------------------------------------------
         Stock Options Outstanding           Stock Options Exercisable
----------------------------------------------------------------------
                       Weighted-
                        Average    Weighted-                Weighted-
Range of               Remaining    Average                  Average
Exercise    Number    Contractual  Exercise       Number    Exercise
 Prices   Outstanding Life (years)   Price      Exercisable   Price
----------------------------------------------------------------------
$15-$30    1,906,337      2.3        $22.78      1,641,337    $22.34
 30- 45   15,053,336      6.8         36.70      9,105,889     35.26
 45- 60    1,949,136      9.3         52.52          2,400     47.91
 60- 73    1,920,304      9.8         66.77            -         -
----------------------------------------------------------------------
 15- 73   20,829,113      6.9         39.68     10,749,626     33.29
----------------------------------------------------------------------

Note 17 - Contingencies:

Various claims, suits and complaints, such as those involving government regulations, patents and trademarks and product liability, arise in the ordinary course of Warner-Lambert's business. In the opinion of management, all such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the company's consolidated financial position, liquidity, cash flows or results of operations for any year.

Note 18 - Environmental Liabilities:

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

The company accrues costs for an estimated environmental liability when management becomes aware that a liability is probable and is able to reasonably estimate the company's share. Generally, that occurs no later than when feasibility studies and related cost assessments of remedial techniques are completed, and the extent to which other potentially responsible parties (PRPs) can be expected to contribute is determined. For most sites, there are other PRPs that may be jointly and severally liable to pay all cleanup costs. Outside consultants are generally used to assess the costs of remediation. Accruals are established based on current technology and are not discounted.

Some portion of the liabilities associated with the company's environmental actions may be covered by insurance. The company is currently in litigation with respect to the scope and extent of liability coverage from certain insurance companies; however, recoveries will not be recorded as income until there is assurance that recoveries are forthcoming.

In management's opinion, the liabilities for all matters mentioned above which are probable and reasonably estimable are adequately accrued. Although it is not possible to predict with certainty the outcome of the matters described above or the ultimate costs of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's consolidated financial position, liquidity, cash flows or results of operations for any year.

Note 19 - Segment Information:

Industry segments are comprised as follows: Pharmaceutical - consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules; Consumer Health Care - consisting of OTC, shaving and pet care products; Confectionery - consisting of chewing gums and breath mints. In 1996, Halls tablets were reclassified from the Consumer Health Care segment to the Confectionery segment, reflecting management by the company's confectionery team throughout the world and marketing primarily as a confectionery outside the U.S. All prior year segment data have been restated accordingly.

In 1996, approximately one half of Pharmaceutical and Consumer Health Care sales were from the U.S. and one half of Confectionery sales were from the Americas and Far East. The seven largest markets outside the U.S. were Japan, Germany, France, the United Kingdom, Canada, Italy and Brazil. Sales in these markets accounted for approximately 60 percent of international sales with no one country accounting for more than 14 percent.


Industry Segments
--------------------------------------------------------------------------------------------------
                                                                                Research and
                            Net Sales (a)           Operating Profit         Development Expense
--------------------------------------------------------------------------------------------------
                        1996    1995    1994    1996     1995     1994     1996     1995     1994
--------------------------------------------------------------------------------------------------
Pharmaceutical        $2,505  $2,356  $2,079  $1,014(d) $ 822    $ 716    $(465)   $(408)   $(368)
Consumer Health Care   2,797   2,788   2,512     697      767(c)   611      (61)     (63)     (63)
Confectionery          1,929   1,896   1,826     293      293      367      (29)     (30)     (25)
                                                                         -------------------------
Research and develop-
  ment expense                                  (555)    (501)    (456)   $(555)   $(501)   $(456)
--------------------------------------------------------------------------------------------------
Net sales and
  operating profit    $7,231  $7,040  $6,417   1,449    1,381     1,238
--------------------------------------------
Corporate expense (b)                           (272)    (232)     (233)
---------------------                         -------------------------
Income before income
taxes and minority
interests                                     $1,177   $1,149    $1,005
---------------------                         -------------------------

--------------------------------------------------------------------------------------------------
                                                     Depreciation and
                        Identifiable Assets            Amortization          Capital Expenditures
--------------------------------------------------------------------------------------------------
                       1996     1995    1994    1996     1995     1994     1996     1995     1994
--------------------------------------------------------------------------------------------------

Pharmaceutical       $2,513   $2,274  $1,991    $ 97     $ 95     $ 80    $185      $176     $183
Consumer Health Care  2,795    1,766   1,664      79       56       53      85        88      110
Confectionery         1,240    1,100   1,045      46       41       39     102       100      102
--------------------------------------------------------------------------------------------------
   Subtotal           6,548    5,140   4,700     222      192      172     372       364      395
Corporate               649      961     833       9       10        9      17        23       11
--------------------------------------------------------------------------------------------------
   Total             $7,197   $6,101  $5,533    $231     $202     $181    $389      $387     $406
--------------------------------------------------------------------------------------------------

Geographic Areas

--------------------------------------------------------------------------------------------------
                           Net Sales (a)            Operating Profit         Identifiable Assets
--------------------------------------------------------------------------------------------------
                       1996     1995    1994    1996     1995     1994     1996     1995     1994
--------------------------------------------------------------------------------------------------

United States        $3,173   $3,023  $2,954  $1,036(d)$  912(c)$  844   $2,922   $2,090   $1,915
Europe, Middle East
  and Africa          1,999    1,980   1,618     553      538      428    2,153    1,897    1,649
Americas and Far
  East                2,059    2,037   1,845     415      432      422    1,473    1,153    1,136
--------------------------------------------------------------------------------------------------
   Subtotal           7,231    7,040   6,417   2,004    1,882    1,694    6,548    5,140    4,700
Research and develop-
  ment expense                                  (555)    (501)    (456)
--------------------------------------------------------------------------------------------------
   Total             $7,231   $7,040  $6,417  $1,449   $1,381   $1,238   $6,548   $5,140   $4,700
--------------------------------------------------------------------------------------------------

(a) Export sales, intersegment sales and intergeographic area sales were not material.
(b) Corporate expense includes general corporate income and expense, corporate investment income, interest expense and net foreign currency adjustments.
(c) Includes a $117 pretax gain on the sale of the PRO toothbrush business.
(d) Includes a $75 pretax gain on the sale of Warner Chilcott Laboratories.

Report by Management

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Creed, which summarizes Warner-Lambert's commitment to its customers, colleagues, shareholders, business partners and society, and the creation of a corporate compliance program, which is a formal system designed to oversee compliance with applicable laws, regulations, policies and procedures on a worldwide basis.

Report of Independent Accountants

PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
--------------------

4 Headquarters Plaza North
Morristown, New Jersey
January 27, 1997

Quarterly Financial Information:

(Dollars in millions, except per share amounts)

---------------------------------------------------------------------------
                                    1996 Quarters
---------------------------------------------------------------------------
                        First         Second          Third         Fourth
---------------------------------------------------------------------------
Net sales            $1,829.2       $1,791.2       $1,768.0       $1,843.0
Gross profit          1,239.6        1,219.2        1,187.8        1,237.9
Net income              249.5          213.3          152.7          171.0
Net income per
  common share*           .92            .79            .56            .63
---------------------------------------------------------------------------
First quarter 1996 results include a gain from the sale of Warner Chilcott Laboratories of $45.7 after tax or $.17 per share, see Note 4.

---------------------------------------------------------------------------
                                    1995 Quarters
---------------------------------------------------------------------------
                        First         Second          Third         Fourth
---------------------------------------------------------------------------
Net sales            $1,604.6       $1,799.6       $1,775.7       $1,859.9
Gross profit          1,072.3        1,188.0        1,153.6        1,198.4
Net income              201.4          201.0          214.0          123.1
Net income per
  common share*           .75            .75            .79            .45
---------------------------------------------------------------------------
Third quarter 1995 results include a gain from the sale of the PRO toothbrush business of $82.4 after tax or $.31 per share, see Note 4.


Market Prices of Common Stock and Dividends*:

---------------------------------------------------------------------------
                     1996 Range of Prices          1995 Range of Prices
---------------------------------------------------------------------------
                                   Dividends                      Dividends
                  High      Low    per Share    High      Low     per Share
---------------------------------------------------------------------------
First quarter   $    54  $44 5/8     $.345   $ 40 3/4  $36 11/16   $.325
Second quarter   57 3/4   52 1/8      .345     43 1/4     38 3/4    .325
Third quarter    66 1/8   49 3/8      .345         49    41 5/16    .325
Fourth quarter       80   61 7/8      .345    48 9/16    42 5/16    .325
---------------------------------------------------------------------------

*Amounts reflect a two-for-one stock split effective May 1996.

The 1996 cumulative monthly percent change in Warner-Lambert stock price versus the Dow Jones Industrial Average and the Standard and Poor's 500 Index, excluding dividends reinvested, presented in graphic format, was as follows:

            Warner-Lambert         Dow Jones           S&P 500
            --------------         ---------           -------
Jan.           (3.47)                 5.44               3.26
Feb.            1.80                  7.20               3.98
Mar.            6.31                  9.19               4.80
Apr.           15.19                  8.83               6.21
May            15.32                 10.28               8.64
June           13.26                 10.50               8.88
Jul.           12.23                  8.05               3.90
Aug.           22.52                  9.75               5.85
Sept.          35.91                 14.95              11.59
Oct.           31.02                 17.83              14.50
Nov.           47.23                 27.45              22.91
Dec.           54.44                 26.01              20.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
---------------------

NET SALES

Sales in 1996 of $7,231 million were 3 percent higher than in 1995. Sales increased 5 percent excluding the impact of the divestitures of the company's Warner Chilcott generic pharmaceutical and PRO toothbrush businesses. Unit volume growth, excluding the divestitures, was 6 percent and price increases added 2 percent. Foreign exchange rate changes had an unfavorable impact of 3 percent. Sales of ZANTAC 75, an over-the-counter (OTC) version of Glaxo Wellcome's prescription drug ZANTAC, are not reflected in the company's reported sales since the company uses the equity method of accounting for the joint venture that markets this product. If these sales had been consolidated, sales would have increased an additional 2 percent in 1996.

Sales in 1995 of $7,040 million were 10 percent higher than in 1994. Unit volume growth was 7 percent, price increases added 2 percent and foreign exchange rate changes had a favorable impact of 1 percent. Unit volume growth of 2 percent was attributable to the inclusion of products contributed by Glaxo Wellcome to the international Warner Wellcome joint venture operations that were not in existence for the full year in 1994, and from businesses acquired in 1995 and 1994.

Net  sales,  presented  in  a  graphic  format,  were  $5.6  billion  in   1992,
$5.8 billion in 1993, $6.4 billion in 1994, $7.0 billion in 1995 and $7.2 billion in 1996.

On a geographic basis, U.S. sales increased $150 million or 5 percent to $3,173 million in 1996. Adjusted for the Warner Chilcott divestiture, U.S. sales increased 9 percent. If sales of ZANTAC 75 were also included, U.S. sales would have increased an additional 5 percent. International sales increased $41 million or 1 percent to $4,058 million in 1996. At constant exchange rates, international sales increased 6 percent. In 1995 U.S. sales were $3,023 million, an increase of $69 million, or 2 percent over 1994. International sales increased $554 million, or 16 percent to $4,017 million, 14 percent at constant exchange rates. International sales growth of 4 percent in 1995 resulted from the full-year inclusion of Glaxo Wellcome products and from businesses acquired in 1995 and 1994.

Effective January 1, 1996 the company's international operations changed their reporting period from a fiscal-year basis ending November 30 to a calendar-year basis ending December 31 (See Note 1). References to 1996 represent the calendar year ended December 31 and references to 1995 and 1994 represent the fiscal year ended November 30.

Pharmaceutical Products
-----------------------
(Dollars in millions)         1996             1995        1994
                          -------------   -------------  -------
Net Sales                 $ 2,505   +6%   $ 2,356  +13%  $ 2,079


Pharmaceutical segment sales in the U.S. increased 10 percent to $1,181 million in 1996. In March 1996 Warner-Lambert sold its Warner Chilcott generic pharmaceutical business (See Note 4). Excluding the impact of this divestiture, sales increased 22 percent. Products with significant sales growth included the add-on antiepileptic NEURONTIN, the oral contraceptive LOESTRIN, the cardiovascular drug ACCUPRIL and the anticonvulsant DILANTIN.

During 1996 the company made substantial progress toward bringing to market the following three products which are anticipated to be commercially significant:
REZULIN (troglitazone), a diabetes drug for non-insulin dependent diabetes mellitus patients currently on insulin who are inadequately controlled by insulin; LIPITOR (atorvastatin calcium), a cholesterol-lowering agent; and OMNICEF (cefdinir capsules), an oral cephalosporin antibiotic.

In January 1997 Warner-Lambert received marketing clearance from the U.S. Food and Drug Administration (FDA) for REZULIN. In November 1996 the company signed an agreement to establish a joint venture partnership with Sankyo Company, Ltd., from whom the company licensed the product for North America and other areas, and entered an agreement with the joint venture to co-promote REZULIN and ACCUPRIL. Warner-Lambert received rights to market or co-promote REZULIN in additional markets, including Mexico, Central America, most of South America, Australia, New Zealand and the Philippines. In addition, by agreement, Warner-Lambert will have the opportunity to co-promote Sankyo products in the U.S.

In December 1996 Warner-Lambert received marketing clearance from the FDA for LIPITOR. The company also received marketing clearance in the United Kingdom, where the drug will be marketed as LIPITOR and in Germany, where it will be labeled SORTIS. The company entered into a ten-year marketing agreement with Pfizer Inc. to co-promote LIPITOR in the U.S. and on a broad basis in the international marketplace. The terms of the agreement call for milestone payments followed by a sharing of promotional expenses and the cost of long-term research and development studies. Pfizer will receive a portion of the profits based on the drug achieving certain sales targets.

In September 1996 the company submitted a New Drug Application to the FDA for OMNICEF which was licensed from Fujisawa Pharmaceutical Co., Ltd. for most markets outside of Japan. Additionally, during 1996 the company received FDA clearance to market the cardiovascular drug PROCANBID, the antiepileptic CEREBYX, the oral contraceptive ESTROSTEP and the low-dose transdermal estrogen replacement system FEMPATCH.

International pharmaceutical sales increased 4 percent to $1,324 million in 1996. At constant exchange rates, international sales increased 8 percent. Major contributors to international sales growth were ACCUPRIL and NEURONTIN.

In 1995 U.S. sales increased 7 percent to $1,077 million despite the sales erosion and price reductions of the lipid-regulator LOPID and its generic equivalent, gemfibrozil, as a result of generic competition. Sales of the two products declined $72 million in 1995. U.S. sales growth was led by NEURONTIN, ACCUPRIL, LOESTRIN, DILANTIN and CAPSUGEL empty hard-gelatin capsules.

International sales increased 20 percent in 1995 to $1,279 million, or 13 percent at constant rates of exchange. Sales growth was led by ACCUPRIL, CAPSUGEL and the analgesic VALORON.

Consumer Health Care Products
-----------------------------
(Dollars in millions)        1996             1995          1994
                         ------------     ------------    -------
Net Sales                $ 2,797   -%     $ 2,788  +11%    $2,512


Consumer health care segment sales for all reporting periods reflect the reclassification of HALLS tablets to the confectionery segment (See Note 19).

Consumer health care sales in the U.S. rose 3 percent to $1,403 million in 1996. Products with significant sales growth in the U.S. included NIX head lice medication, SUDAFED cold medication and the company's shaving products. If sales of ZANTAC 75 were included, U.S. sales would have increased an additional 11 percent. International sales decreased 2 percent to $1,394 million, but adjusted for the PRO divestiture and the impact of exchange, sales increased 4 percent. Products with significant international sales growth included the company's shaving products, LISTERINE antiseptic mouthwash, NIX and ACTIFED cold medication.

In December 1993 Warner-Lambert signed separate agreements with both Wellcome plc (Wellcome) and Glaxo plc (Glaxo) governing the establishment of joint ventures in various countries to develop and market a broad range of nonprescription consumer health care products. Glaxo acquired Wellcome in 1995 and changed the name of the combined company to Glaxo Wellcome plc (Glaxo Wellcome).

Warner-Lambert's agreement with Wellcome called for both companies to contribute to the joint venture operations (referred to as Warner Wellcome) current and future OTC products. Joint venture operations formed pursuant to a global principles agreement began in 1994 and Warner-Lambert consolidated their financial results. In 1996 the company purchased Glaxo Wellcome's interests in the Warner Wellcome joint venture operations for approximately $1.1 billion.

In 1993 Warner-Lambert and Glaxo formed a joint venture in the U.S. (referred to as Glaxo Wellcome Warner-Lambert) to develop, seek approval of and market OTC versions of Glaxo prescription drugs in the U.S. In 1996 the Glaxo Wellcome Warner-Lambert joint venture was restructured so that in addition to developing and marketing OTC versions of Glaxo prescription drugs, it will also develop and market Wellcome's OTC switch products, including ZOVIRAX cold sore cream, in the U.S. and other major markets. In April 1996 Glaxo Wellcome Warner-Lambert began marketing ZANTAC 75 in the U.S. Due to the substantial marketing expenses associated with the launch of ZANTAC 75 the company incurred a loss from the Glaxo Wellcome Warner-Lambert joint venture in 1996.

In 1995 segment sales increased 11 percent to $2,788 million. The full-year inclusion of Wellcome products, including SUDAFED, ACTIFED, NEOSPORIN topical anti-infective and ZOVIRAX in the international Warner Wellcome joint venture operations resulted in sales growth of 3 percent in this segment. U.S. sales increased 4 percent in 1995 to $1,361 million. Sales benefited from the introduction of COOL MINT LISTERINE toothpaste in August 1995. Products with U.S. sales growth included the company's shaving products, SUDAFED, NEOSPORIN and BENADRYL allergy medication. International sales increased 18 percent to $1,427 million, or 13 percent at constant exchange rates. International sales growth of 7 percent was attributable to the full-year inclusion of Wellcome products. Products with strong international growth included the company's shaving products, TETRA aquarium products and LISTERINE.

Confectionery Products
----------------------
(Dollars in millions)        1996             1995          1994
                         -------------    -------------   -------
Net Sales                $ 1,929   +2%    $ 1,896   +4%   $ 1,826


Confectionery segment sales for all reporting periods reflect the reclassification of HALLS from the consumer health care segment. Confectionery sales in the U.S. increased 1 percent to $589 million in 1996. International sales increased 2 percent to $1,340 million or 9 percent at constant exchange rates. The decline in the value of foreign currencies, particularly the Mexican peso and the Japanese yen, adversely impacted this segment's sales by $86 million. Products with strong international sales growth included HALLS, CHICLETS candy-coated gum and DENTYNE chewing gum.

In 1995 confectionery sales in the U.S. declined 9 percent to $585 million. The decline was the result of an overall softness in the gum market, a reduction in trade inventory levels and significant competitive activity, as well as the timing and extent of trade incentives and promotional programs. International confectionery sales were $1,311 million, an increase of 11 percent, or 16 percent at constant exchange rates. In 1995 Warner-Lambert acquired Adams S.A., a company based in Argentina and in 1994 Warner-Lambert acquired Saila S.p.A., a company based in Italy. The acquisition of these businesses increased this segment's international sales by approximately 4 percent in 1995. International sales growth was led by HALLS, BUBBALOO bubble gum and TRIDENT sugarless gum.

COSTS AND EXPENSES

Cost of goods sold fell 3 percent in 1996, after increasing 13 percent in 1995. Cost of goods sold as a percentage of net sales fell to 32.5% from 34.5% in 1995 and 33.6% in 1994. The ratios fell in each of the company's segments in 1996, due to productivity improvement and a favorable product mix. The most notable improvement was in the pharmaceutical segment in the U.S. due to the absence of the Warner Chilcott business and an increase in sales of higher-margin products. The increase in the company's ratio in 1995 was primarily attributable to the confectionery segment. This segment's ratio increased due to a greater proportion of sales in countries that have higher cost ratios combined with a higher cost ratio in the U.S. resulting from lower volume.

Selling, general and administrative expense in 1996 and 1995 increased 5 percent and 9 percent, respectively. Increased expenses in 1996 were attributable to the pharmaceutical segment, primarily in the U.S., due to higher sales incentives and increased advertising and promotion to support NEURONTIN, ACCUPRIL, LOESTRIN and pre-launch spending on new products. In 1995 expenses increased in each segment. The overall increase in 1995 was primarily due to the full-year inclusion of the international Warner Wellcome joint venture operations. As a percentage of net sales, selling, general and administrative expense was 43.1% compared with 42.3% in 1995 and 42.6% in 1994.

Research and development expense increased 11 percent and 10 percent in 1996 and 1995, respectively, due to higher spending on clinical development of new products and pre-NDA submission activities. As a percentage of net sales, research and development expense was 7.7% in 1996 and 7.1% in 1995 and 1994. For 1997 the company plans to invest $640 million in research and development, a projected increase of 15 percent compared with 1996.

Other expense (income), net in 1996 included a gain of $75 million on the sale of the Warner Chilcott business and the receipt of $83 million related to a co-promotion agreement with Pfizer and in 1995 included a gain of $117 million from the sale of the company's PRO toothbrush business. Other expense (income), net in 1996 was unfavorable compared to 1995 primarily due to greater interest expense and intangible amortization. Other expense (income), net in 1995 was favorable compared to 1994 primarily due to the PRO toothbrush gain, partially offset by increased interest expense.

In 1993 and 1991 the company recorded net restructuring charges of $525 million pretax ($360 million after tax or $1.34 per share) and $544 million pretax ($418 million after tax or $1.56 per share), respectively. See Note 3 to the consolidated financial statements for the detailed provisions and subsequent utilization of reserves. In 1993 the company estimated that the 1993 restructuring actions would generate average annual pretax savings compared with pre-restructuring spending levels of approximately $150 million by 1997. Similarly, in 1991 the company estimated that the 1991 restructuring actions would generate approximately $1 billion in cumulative pretax savings through 1998. The company is unaware of any event that would significantly change spending or anticipated savings with respect to the 1993 and 1991 restructuring actions. The restructuring activities are proceeding generally as planned and are expected to be substantially completed by the end of 1997. The company invests the savings in its core businesses to further strengthen its overall competitive position and enhance its long-term profitability. The company anticipates that the remaining spending for the 1993 and 1991 restructuring activities will be funded from cash provided by operations.

INCOME TAXES
                                    1996        1995       1994
                                    ----        ----       ----
Effective tax rate:
  As reported                      27.3%        24.3%      21.8%

  After minority interests         29.0%        27.4%      24.0%


In 1996 the increases in the company's effective tax rates on a reported basis and after minority interests were principally due to taxes associated with the gain on the sale of Warner Chilcott and changes in the company's global profit composition. These increases were partially offset by greater tax benefits from operations in Puerto Rico.

In 1995 the increases in the company's effective tax rates were principally due to a greater proportion of the company's taxable earnings being derived from international businesses located in higher tax rate jurisdictions. In addition, the rates increased due to the phase-in of a U.S. tax law enacted in 1993 that changed the way research and development expenses were charged to foreign source income.

The company anticipates an increase in its effective tax rate in 1997 of approximately 1 percentage point. The projected increase is primarily due to a change in the U.S. tax law enacted in 1996 that subjects a greater amount of income in Puerto Rico to taxation.

NET INCOME

In 1996 both net income of $787 million and earnings per share of $2.90 increased 6 percent over 1995. The sale of Warner Chilcott in 1996 resulted in an after tax gain of $46 million or $.17 per share and the sale of the PRO toothbrush business in 1995 resulted in an after tax gain of $82 million or $.31 per share. In 1995 net income of $740 million and earnings per share of $2.74 increased 7 percent and 6 percent, respectively.

INFLATION

Inflation has not been a significant factor in Warner-Lambert's business because of the modest rates of inflation in the U.S. and the principal foreign countries in which the company maintains operations.

LIQUIDITY AND FINANCIAL CONDITION

---------------------------------
Selected data:
(Dollars in millions)
                                                     1996         1995     1994
                                                    ------       ------  ------
Net debt                                            $1,712         $741    $841
Net debt to net capital(equity
    and net debt)                                       40%          25%     32%
Return on average shareholders'
    equity                                              33%          36%     43%
Return on average total assets                          12%          13%     13%

Cash and cash equivalents were $391 million at December 31, 1996, an increase of $95 million from December 31, 1995. The company also held $197 million in nonequity securities, included in short-term investments and investments and other assets, that management views as cash equivalents, representing a decrease of $295 million from 1995. Net debt (total debt less cash and cash equivalents and other nonequity securities) increased $971 million from December 31, 1995, reflecting the purchase of Glaxo Wellcome's interest in the Warner Wellcome joint venture operations. The purchase was financed with commercial paper, which was classified as long-term debt due to the company's intent and ability to refinance on a long-term basis.

Cash and cash equivalents were $296 million at December 31, 1995, an increase of $78 million from December 31, 1994. The company also held $492 million in other nonequity securities that did not qualify as cash equivalents, representing an increase of $91 million from 1994. Net debt decreased $100 million from December 31, 1994.

In 1996 cash provided by operating activities of $1,022 million increased $223 million compared to 1995 and was primarily used to fund capital expenditures of $389 million and pay dividends of $374 million. Capital expenditures in 1996 primarily were to expand and upgrade the worldwide manufacturing capacity for existing and new products. In 1995 cash provided by operating activities of $799 million increased $154 million primarily due to increased earnings and improved inventory turnover and was primarily used to fund capital expenditures of $387 million and pay dividends of $351 million.

Capital expenditures are expected to increase in 1997, reflecting planned manufacturing upgrades and expansions to support new and existing products. The company intends to fund capital expenditures with cash provided by operations.

The company has readily available financial resources, including unused worldwide lines of credit totaling $2.5 billion. The increase in leverage related to the purchase of Glaxo Wellcome's interests in the Warner Wellcome joint venture operations resulted in a ratings downgrade in 1996 by both Standard and Poor's Corporation (AA to AA-) and Moody's Investor Services (Aa3 to A1). However, the company has the ability to issue commercial paper at favorable rates. The lines of credit support commercial paper borrowing arrangements. The company has shelf registrations filed with the Securities and Exchange Commission under which it can issue up to $850 million of debt securities for general corporate purposes.

In January 1997 the Board of Directors approved a 10 percent increase in the quarterly dividend to $.38 per share payable in the first quarter of 1997. The company anticipates that the quarterly dividend rate will remain $.38 per share during 1997 and that dividends will be paid with cash provided by operations.

Management is confident that cash flows from operations will be adequate to repay its borrowings without requiring the disposition of any significant strategic core business or asset and still allow the company to continue to fund its operations, pay dividends and maintain its ongoing commitment to research and development, marketing and capital expenditures without restricting its ability to make further acquisitions.

Dividends per share reflecting a two-for-one stock split effective May 1996, presented in graphic format, were $1.02 in 1992, $1.14 in 1993, $1.22 in 1994, $1.30 in 1995 and $1.38 in 1996.

Product names appearing in capital letters are registered trademarks of Warner-Lambert Company, its affiliates, related companies or its licensors. ZANTAC, ZANTAC 75 and ZOVIRAX are registered trademarks of Glaxo Wellcome, its affiliates or related companies. PRO is a registered trademark of The Gillette Company.