Form 10-K, Exhibit 13
period 1997-12-31
WARNER LAMBERT CO
filed 1998-03-24
CIK 104669

                     Warner-Lambert Company and Subsidiaries
                  Five-year Summary of Selected Financial Data

------------------------------------------------------------------------------------------
                                          1997        1996        1995      1994      1993
------------------------------------------------------------------------------------------
                                          (Dollars in millions, except per share amounts)
RESULTS FOR YEAR:
  Net sales                             $8,180      $7,231      $7,040    $6,417    $5,794
  Cost of goods sold                     2,408       2,347       2,428     2,155     1,918
  Research and development
    expense                                672         555         501       456       465
  Income before income taxes,
    minority interests and
    accounting changes                   1,233       1,177       1,149     1,005       318 (a)
  Income before accounting
    changes                                870         787         740       694       285 (a)
  Net income                               870         787         740       694       331 (a,b)

  Net income per common share - basic:
    Income before accounting
      changes                             3.20        2.90        2.74      2.59      1.06 (a)
    Net income                            3.20        2.90        2.74      2.59      1.23 (a,b)

  Net income per common share - diluted:
    Income before accounting
      changes                             3.11        2.85        2.71      2.57      1.05 (a)
    Net income                            3.11        2.85        2.71      2.57      1.22 (a,b)
------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                        $3,297      $2,785      $2,778    $2,515    $2,219
  Current liabilities                    2,589       2,137       2,425     2,353     2,016
  Working capital                          708         648         353       162       203
  Property, plant and
    equipment                            2,427       2,168       2,006     1,846     1,599
  Total assets                           8,031       7,197       6,101     5,533     4,828
  Long-term debt                         1,831       1,720         634       535       546
  Total debt                             2,203       2,300       1,529     1,460     1,199
  Shareholders' equity                   2,836       2,581       2,246     1,816     1,390
------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
  Average number of common
    shares outstanding
    (in millions)                        271.7       271.2       270.0     268.2     270.0
  Common stock price per share:
      High                           $152  5/8     $    80   $      49   $43 3/8  $38 3/16
      Low                              69  1/2      44 5/8    36 11/16        30   29  7/8
      Year-end                        124 3/16          75    48  9/16    38 1/2   33  3/4
  Book value per common share            10.42        9.52        8.28      6.75      5.18
  Cash dividends per
    common share                          1.52        1.38        1.30      1.22      1.14
------------------------------------------------------------------------------------------
OTHER DATA:
  Number of employees
    (in thousands)                          40          38          37        36        35
  Capital expenditures                    $495        $389        $387      $406      $347
  Cash dividends paid                      413         374         351       327       308
  Depreciation and amortization            275         231         202       181       170
------------------------------------------------------------------------------------------

(a) Includes a net restructuring charge of $525 pretax ($360 after tax or $1.34 per share).
(b) Includes a credit of $63 or $.23 per share for the adoption of SFAS No. 109, "Accounting for Income Taxes" and a charge of $17 after tax or $.06 per share to adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

                     Warner-Lambert Company and Subsidiaries
                        Consolidated Statements of Income

---------------------------------------------------------------------
Years Ended December 31,                 1997        1996        1995
---------------------------------------------------------------------
                                             (Dollars in millions,
                                            except per share amounts)
Net sales                            $8,179.8    $7,231.4    $7,039.8
---------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,407.6     2,346.9     2,427.5
   Selling, general and
     administrative                   3,676.3     3,115.8     2,979.8
   Research and development             672.2       554.8       501.2
   Other expense (income), net          190.3        37.2       (17.3)
---------------------------------------------------------------------
       Total costs and expenses       6,946.4     6,054.7     5,891.2
---------------------------------------------------------------------
Income before income taxes and
   minority interests                 1,233.4     1,176.7     1,148.6
   Provision for income taxes           363.9       321.2       279.1
   Minority interests                       -        69.0       130.0
---------------------------------------------------------------------
Net income                           $  869.5    $  786.5    $  739.5
---------------------------------------------------------------------
Net income per common share:
   Basic                             $   3.20    $   2.90    $   2.74
   Diluted                           $   3.11    $   2.85    $   2.71
---------------------------------------------------------------------


                  Consolidated Statements of Retained Earnings
---------------------------------------------------------------------
Years Ended December 31,                 1997        1996        1995
---------------------------------------------------------------------
                                            (Dollars in millions,
                                           except per share amounts)
Retained earnings at beginning
    of year                          $3,436.2    $3,042.9    $2,654.5
   Net income                           869.5       786.5       739.5
   Cash dividends paid
    on common shares                   (413.1)     (374.4)     (351.1)
   International operations year-
    end change (Note 1)                     -       (18.8)          -
---------------------------------------------------------------------
Retained earnings at end of year     $3,892.6    $3,436.2    $3,042.9
---------------------------------------------------------------------
Cash dividends per common share      $   1.52    $   1.38    $   1.30
---------------------------------------------------------------------

See notes to consolidated financial statements.

                     Warner-Lambert Company and Subsidiaries
                           Consolidated Balance Sheets
---------------------------------------------------------------------
December 31,                                         1997        1996
---------------------------------------------------------------------
                                                (Dollars in millions)
Assets:
     Cash and cash equivalents                  $   756.5   $   390.8
     Short-term investments                          16.7       101.5
     Accounts receivable, less allowances of
       $34.5 in 1997 and $36.6 in 1996            1,160.2     1,148.7
     Other receivables                              210.3       155.2
     Inventories                                    742.9       647.0
     Prepaid expenses and other current assets      410.4       341.6
---------------------------------------------------------------------
            Total current assets                  3,297.0     2,784.8

     Investments and other assets                   593.8       788.7
     Property, plant and equipment                2,427.0     2,168.0
     Intangible assets                            1,712.7     1,455.8
---------------------------------------------------------------------
                                                $ 8,030.5   $ 7,197.3
---------------------------------------------------------------------

Liabilities and shareholders' equity:
     Short-term debt                            $   372.1   $   579.2
     Accounts payable, trade                        890.6       613.0
     Accrued compensation                           186.6       170.3
     Other current liabilities                      894.0       614.6
     Federal, state and foreign income taxes        245.6       159.8
---------------------------------------------------------------------
            Total current liabilities             2,588.9     2,136.9

     Long-term debt                               1,831.2     1,720.5
     Deferred income taxes                          172.7       143.5
     Other noncurrent liabilities                   602.2       615.4
     Shareholders' equity:
       Preferred stock - none issued                    -           -
       Common stock issued:
       1997 and 1996 - 320,660,536 shares           320.7       320.7
       Capital in excess of par value               216.7       125.8
       Retained earnings                          3,892.6     3,436.2
       Cumulative translation adjustments          (430.0)     (236.2)
       Treasury stock, at cost:
         1997 - 48,436,529 shares;
         1996 - 49,456,251 shares                (1,164.5)   (1,065.5)
---------------------------------------------------------------------
            Total shareholders' equity            2,835.5     2,581.0
---------------------------------------------------------------------
                                                $ 8,030.5   $ 7,197.3
---------------------------------------------------------------------

  See notes to consolidated financial statements.


                     Warner-Lambert Company and Subsidiaries
                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Years Ended December 31,                       1997          1996           1995
--------------------------------------------------------------------------------
                                                     (Dollars in millions)
Operating Activities:
  Net income                              $   869.5      $  786.5      $   739.5
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:

      Depreciation and amortization           275.5         230.8          201.9
      Gains on sales of businesses                -         (75.2)        (117.0)
      Minority interests                          -          69.0          130.0
      Deferred income taxes                   (27.6)         70.7           91.5
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                        (121.3)       (211.3)        (171.9)
          Inventories                        (110.1)        (23.9)         (20.0)
          Accounts payable and accrued
            liabilities                       660.6         108.4          (23.1)
      Other, net                               17.2          67.3          (31.7)
---------------------------------------------------------------------------------
      Net cash provided by operating
        activities                          1,563.8       1,022.3          799.2
---------------------------------------------------------------------------------
Investing Activities:
  Purchases of investments                    (17.2)       (217.1)        (438.5)
  Proceeds from maturities/sales of
     investments                              112.5         500.4          340.8
  Capital expenditures                       (494.8)       (389.0)        (387.3)
  Acquisitions of businesses                 (229.0)     (1,064.8)         (34.3)
  Proceeds from dispositions of businesses        -         137.4          136.1
  Other, net                                  (16.8)        (80.4)          15.6
---------------------------------------------------------------------------------
      Net cash used by investing activities  (645.3)     (1,113.5)        (367.6)
---------------------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                  1,564.7       2,165.2        1,828.6
  Principal payments on borrowings         (1,609.4)     (1,422.7)      (1,766.6)
  Purchases of treasury stock                (135.2)       (138.9)         (17.6)
  Cash dividends paid                        (413.1)       (374.4)        (351.1)
  Distributions paid to minority interests        -        (102.4)         (96.5)
  Proceeds from stock option exercises         71.9          64.1           61.2
---------------------------------------------------------------------------------
      Net cash (used) provided by
        financing activities                 (521.1)        190.9         (342.0)
---------------------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                  (31.7)         (4.7)         (11.7)
---------------------------------------------------------------------------------
Net increase in cash and cash equivalents     365.7          95.0           77.9
Cash and cash equivalents at beginning
   of year                                    390.8         295.8          217.9
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year  $   756.5     $   390.8      $   295.8
---------------------------------------------------------------------------------

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

Reclassification - Certain prior year amounts have been reclassified to conform with the current year presentation.

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

Advertising costs - Advertising costs are expensed as incurred and amounted to $819.8 in 1997, $670.6 in 1996 and $644.0 in 1995.

Newly issued accounting standards - In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting the components of comprehensive income and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which replaces existing segment disclosure requirements and requires reporting certain financial information regarding operating segments on the basis used internally by management to evaluate segment performance. The company will adopt SFAS Nos. 130 and 131 in the first quarter of 1998 and year-end 1998, respectively. These Statements will affect disclosure and presentation in the financial statements but will have no impact on the company's consolidated financial position, liquidity, cash flows or results of operations.

Note 2 - Net Income Per Common Share:

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," (EPS) which requires dual presentation of basic and diluted EPS for all periods. Basic EPS is computed by dividing net income by the average number of common shares outstanding for the period. The diluted EPS computation includes the potential impact on the average number of common shares outstanding if all common stock options issued are exercised. The dilutive effect of stock options is computed using the treasury stock method which assumes the repurchase of common shares by the company at the average market price for the period. The Statement was effective December 31, 1997.

The EPS computations were as follows:
(Shares in thousands)
---------------------------------------------------------------------
                                           1997       1996       1995
---------------------------------------------------------------------
Basic EPS:
Net income                               $869.5     $786.5     $739.5
Average common shares outstanding       271,729    271,220    270,043
---------------------------------------------------------------------
                                          $3.20      $2.90      $2.74
---------------------------------------------------------------------
Diluted EPS:
Net income                               $869.5     $786.5     $739.5

Average common shares outstanding       271,729    271,220    270,043
Impact of potential future stock
   option exercises, net of shares
   repurchased                            8,001      4,474      2,572
---------------------------------------------------------------------
Average common shares outstanding -
   assuming dilution                    279,730    275,694    272,615
---------------------------------------------------------------------
                                          $3.11      $2.85      $2.71
---------------------------------------------------------------------

Note 3 - Interest Income and Interest Expense:

Interest income and interest expense are included in Other expense (income), net. Interest income totaled $41.7, $54.8 and $49.7 and interest expense totaled $167.0, $145.9 and $122.7 in 1997, 1996 and 1995, respectively. Total interest paid was $151.9, $140.7 and $112.8 and interest costs of $8.3, $9.6 and $10.1 have been capitalized and included in Property, plant and equipment for those respective periods.

Note 4 - Acquisitions and Divestitures:

On May 21, 1997, Warner-Lambert Company purchased the remaining 66 percent of the Jouveinal group it did not already own. In January 1993, Warner-Lambert initially acquired a 34 percent interest in Jouveinal, a privately held French pharmaceutical group. Prior to the acquisition of the remaining interest, Jouveinal was accounted for as an equity method investment. Other smaller acquisitions were also completed during the second quarter of 1997, the effects of which were not material. Total consideration, including estimated acquisition costs, net of cash acquired and proceeds from the sale of certain acquired assets, was approximately $235.0 for these acquisitions. The transactions were financed with a long-term credit facility.

In 1996, Warner-Lambert purchased Glaxo Wellcome plc's minority interest in the Warner Wellcome joint venture operations. The transaction was completed in the second half of the year. Total consideration for the acquisition including estimated acquisition costs, was approximately $1.1 billion. The transaction was financed with commercial paper. Warner-Lambert entered into an agreement in December 1993 with Wellcome plc to establish this joint venture with operations in various countries to develop and market a broad range of over-the-counter
(OTC) products. The joint venture commenced operations in 1994. Glaxo plc acquired Wellcome plc in 1995 and changed the name of the combined company to Glaxo Wellcome plc.

In April 1995, Warner-Lambert acquired Adams S.A., a privately held manufacturer of confectionery products in Argentina for cash consideration, net of cash acquired, of $34.3.

All acquisitions have been accounted for under the purchase method. The excess of purchase price over the estimated fair values of net tangible and identifiable intangible assets acquired has been treated as goodwill. Net assets and results of operations of all acquisitions, except Warner Wellcome, have been included in the consolidated financial statements since the effective acquisition dates. Financial results of Warner Wellcome were consolidated prior to acquisition of the minority interest. The acquisitions did not have a material pro forma impact on consolidated earnings.

In the first quarter 1996, Warner-Lambert sold Warner Chilcott Laboratories, its generic pharmaceutical business. Net proceeds were $137.4. The sale resulted in a pretax gain of $75.2, which is included in Other expense (income), net for the year ended December 31, 1996. On an after-tax basis, the gain was $45.7 or $.17 per share.

In the third quarter 1995, the company sold its PRO toothbrush business. Net proceeds were $136.1 resulting in a pretax gain of $117.0, which is included in Other expense (income), net for the year ended December 31, 1995. On an after-tax basis, the gain was $82.4 or $.31 per share.

Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies, principally in Latin America. Net aggregate exchange (gains) losses resulting from foreign currency transactions and translation adjustments related to subsidiaries operating in highly inflationary countries amounted to $(18.2), $7.6 and $14.3 in 1997, 1996 and 1995, respectively. The cumulative translation adjustments component of shareholders' equity was charged with $193.8, $19.9 and $35.3 in 1997, 1996 and 1995, respectively. The increase in the 1997 charge was due to the strengthening of the U.S. dollar versus several international currencies during the year.

Note 6 - Inventories:

---------------------------------------------------------------------
December 31,                                      1997          1996
---------------------------------------------------------------------
Raw materials                                   $167.7        $130.9
Finishing supplies                                53.1          52.0
Work in process                                   95.6          69.2
Finished goods                                   426.5         394.9
---------------------------------------------------------------------
                                                $742.9        $647.0
---------------------------------------------------------------------

Note 7 - Property, Plant and Equipment:

---------------------------------------------------------------------
December 31,                                      1997          1996
---------------------------------------------------------------------
Land                                         $    38.6      $   39.6
Buildings                                      1,245.7       1,187.4
Machinery, furniture and fixtures              2,684.6       2,430.6
---------------------------------------------------------------------
                                               3,968.9       3,657.6
Less accumulated depreciation                 (1,541.9)     (1,489.6)
---------------------------------------------------------------------
                                             $ 2,427.0      $2,168.0
---------------------------------------------------------------------

Depreciation expense totaled $218.8, $199.1 and $186.3 in 1997, 1996 and 1995, respectively.

Note 8 - Intangible Assets:

---------------------------------------------------------------------
December 31,                                      1997          1996
---------------------------------------------------------------------
Goodwill                                      $1,267.5      $1,001.6
Trademarks and other intangibles                 602.3         564.1
--------------------------------------------------------------------
                                               1,869.8       1,565.7
Less accumulated amortization                   (157.1)       (109.9)
---------------------------------------------------------------------
                                              $1,712.7      $1,455.8
---------------------------------------------------------------------


The increase in the intangible assets balance was primarily related to the Jouveinal acquisition discussed in Note 4.

Amortization expense totaled $56.7, $31.7 and $15.6 in 1997, 1996 and 1995, respectively.

Note 9 - Debt:

The components of Short-term debt were as follows:

---------------------------------------------------------------------
December 31,                                      1997          1996
---------------------------------------------------------------------
Commercial paper                                $    -        $172.8
Notes payable                                    209.7         401.0
Current portion of long-term debt                162.4           5.4
---------------------------------------------------------------------
                                                $372.1        $579.2
---------------------------------------------------------------------

The weighted-average interest rate, excluding the current portion of long-term debt, was 6.2 percent and 6.6 percent for commercial paper and notes payable outstanding at December 31, 1997 and 1996, respectively. The company has lines-of-credit arrangements with numerous banks with interest rates generally equal to the best prevailing rate. At December 31, 1997, worldwide unused lines of credit amounted to $2.4 billion. The 1997 current portion of long-term debt includes $150.0 notes due 1998. During 1997, the company paid the short-term portion of commercial paper borrowings and reclassified a $200.0 note payable to long-term.

The components of Long-term debt were as follows:

---------------------------------------------------------------------
December 31,                                      1997          1996
---------------------------------------------------------------------
Commercial paper                              $  990.0      $1,250.5
Variable rate term loan                          354.7             -
Variable rate master note                        200.0             -
6 5/8% notes due 2002                            199.7         199.7
8% notes due 1998                                    -         150.0
7.6% industrial revenue bonds due 2014            24.6          24.6
Other                                             62.2          95.7
---------------------------------------------------------------------
                                              $1,831.2      $1,720.5
---------------------------------------------------------------------

At December 31, 1997, all commercial paper and the master note have been classified as long-term debt due to the company's intent and ability to refinance on a long-term basis. These instruments are supported by lines of credit. At December 31, 1997, the weighted-average interest rate was 5.8 percent for commercial paper outstanding. The interest rate on the master note at December 31, 1997 was 5.7 percent.

The variable rate term loan has an annual interest rate based on local interbank rates plus a margin. The weighted-average interest rate at December 31, 1997 was
4.4 percent. A portion of the loan matures in 2001 with the balance due in 2002.

The aggregate annual maturities of long-term debt at December 31, 1997, payable in each of the years 1999 through 2002, excluding short-term borrowings reclassified to long-term are $24.2, $12.3, $64.5 and $503.8, respectively.

As of December 31, 1997, the company had shelf registrations filed with the Securities and Exchange Commission under which it could issue up to $850.0 of debt securities for general corporate purposes. In January 1998, the company refinanced certain other debt by issuing $250.0 of 5 3/4 percent notes due 2003 and $250.0 of 6 percent notes due 2008 leaving $350.0 of debt registered under the shelf registration.

Note 10 - Financial Instruments:

The estimated fair values of financial instruments were as follows:

---------------------------------------------------------------------
December 31,                      1997                    1996
---------------------------------------------------------------------
                         Carrying        Fair     Carrying       Fair
(  ) = Liability           Amount       Value       Amount      Value
---------------------------------------------------------------------
Investment securities   $   168.3   $   168.7    $   247.0  $   246.8
Long-term debt           (1,831.2)   (1,836.9)    (1,720.5)  (1,727.4)
Foreign exchange
   contracts                  (.7)       12.5            -       17.4
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

The investment securities were reported in the following balance sheet categories:

-------------------------------------------------------------------
December 31,                             1997                  1996
-------------------------------------------------------------------
Cash and cash equivalents              $ 28.8                $ 10.1
Short-term investments                   16.0                  99.9
Investments and other assets            123.5                 137.0
-------------------------------------------------------------------
                                       $168.3                $247.0
-------------------------------------------------------------------

The investment securities portfolio was primarily comprised of negotiable certificates of deposit, Puerto Rico government bonds, guaranteed collateralized mortgage obligations and Ginnie Mae certificates as of year-end 1997 and 1996. These securities are classified as "held-to-maturity." Equity securities, categorized as "available-for-sale," were immaterial.

As of December 31, 1997, the long-term investments of $123.5 included $18.1 of interest-bearing, mortgage-backed securities maturing beyond 10 years.

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

The company does not hold or issue financial instruments for trading purposes nor is it a party to leveraged derivatives. The company uses derivatives, particularly interest rate swaps and forward or purchased option foreign exchange contracts, that are relatively straightforward and involve little complexity as hedge instruments to manage interest rate and foreign currency risks.

The company's foreign exchange risk management objectives are to stabilize cash flows and reported income from the effect of foreign currency fluctuations and reduce the overall foreign exchange exposure to insignificant levels. Extensive international business activities result in a variety of foreign currency exposures including foreign currency denominated assets and liabilities, firm commitments, anticipated intercompany sales and purchases of goods and services, intercompany lending, net investments in foreign subsidiaries and anticipated net income of foreign affiliates. The company continually monitors its exposures and enters into foreign exchange contracts for periods of up to two years to hedge such exposures.

At December 31, 1997 and 1996, the company had forward or purchased option foreign exchange contracts with contractual amounts of $514.2 and $375.2, respectively. These contracts principally exchange Japanese yen, German marks, British pounds and French francs for U.S. dollars; Canadian dollars for Italian lira and British pounds; and U.S. dollars for Irish punts in 1997; and Japanese yen, British pounds, German marks and French francs for U.S. dollars; and Canadian dollars for Italian lira and British pounds in 1996.

The company's interest rate risk management objectives are to manage the interest cost of debt by using a mix of long-term fixed rate and short-term variable rate instruments and entering into certain interest rate swap agreements. Interest rate swap agreements were not material during 1997 or 1996.

The counterparties to the company's derivatives consist of major international financial institutions. Because of the number of these institutions and their high credit ratings, management believes derivatives do not present significant credit risk to the company.

Gains and losses related to derivatives designated as effective hedges of firm commitments are deferred and recognized in income as part of, and concurrent with, the underlying hedged transaction. Other derivative instruments, which are primarily related to hedging foreign currency denominated assets and liabilities and anticipated net income of foreign subsidiaries, are marked to market on a current basis with gains and losses recognized in Other expense (income), net. Cash flows associated with derivative financial instruments are classified as operating in the Consolidated Statements of Cash Flows.

Note 11 - Leases:

The company rents various facilities and equipment. Rental expense amounted to $92.1, $82.6 and $80.8 in 1997, 1996 and 1995, respectively.

The future minimum rental commitments under noncancellable capital and operating leases at December 31, 1997 are summarized below:

---------------------------------------------------------------------
                                           Capital        Operating
---------------------------------------------------------------------
1998                                         $ 3.5           $ 53.1
1999                                          15.5             35.9
2000                                           2.1             19.4
2001                                           3.5             12.7
2002                                           1.4             12.9
Remaining years                                6.2            112.9
--------------------------------------------------------------------
Total minimum lease payments                  32.2            246.9
Less minimum sublease income                     -            (30.2)
                                            ------------------------
Net minimum lease payments                    32.2           $216.7
                                            -------------------------
Less amount representing interest             (6.5)
-----------------------------------------------------
Present value of minimum lease payments      $25.7
-----------------------------------------------------

Property, plant and equipment included capitalized leases of $30.2, less accumulated depreciation of $3.5, at December 31, 1997 and $33.5, less accumulated depreciation of $3.5, at December 31, 1996. Long-term debt included capitalized lease obligations of $24.2 and $27.1 at those respective dates.

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

The plans' funded status at December 31 was as follows:

----------------------------------------------------------------------
                                                      Plans in Which
                                   Plans in             Accumulated
                              Which Assets Exceed        Benefits
                              Accumulated Benefits     Exceed Assets
----------------------------------------------------------------------
                               1997        1996       1997       1996
----------------------------------------------------------------------
Plan assets at fair value  $2,280.0    $2,044.6    $  22.6    $  23.8
  (primarily invested in
  equities and bonds)
----------------------------------------------------------------------
Actuarial present value of
  accumulated benefit
  obligation:
    Vested                  1,914.8     1,792.8      118.3      107.4
    Nonvested                  43.3        40.6       18.2       12.6
----------------------------------------------------------------------
                            1,958.1     1,833.4      136.5      120.0
Estimated future
  salary increases            177.1       172.9       26.7       29.1
----------------------------------------------------------------------
Projected benefit
  obligation                2,135.2     2,006.3      163.2      149.1
----------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation          144.8        38.3     (140.6)    (125.3)
Unrecognized net
  (asset) obligation           (4.0)       (4.7)       3.3        4.0
Unrecognized prior
  service cost                 38.4        43.9         .6         .7
Unrecognized net
  actuarial (gain) loss        (8.0)       67.2       36.5       27.5
Minimum liability
  adjustment                      -           -      (18.3)     (12.5)
----------------------------------------------------------------------
Net pension asset
  (liability) included
  in the Consolidated
  Balance Sheets           $  171.2    $  144.7    $(118.5)   $(105.6)
----------------------------------------------------------------------

Foreign plan assets at fair value included in the preceding table were $760.0 in 1997 and $707.3 in 1996. The foreign plan projected benefit obligation was $710.6 in 1997 and $690.9 in 1996.

The assumptions for the U.S. plans included a 10.5 percent expected long-term rate of return on plan assets and an expected 4.0 percent increase in salary levels for each of the years ended December 31, 1997, 1996 and 1995. The weighted-average discount rate was 7.75 percent, 8.0 percent and 7.75 percent for 1997, 1996 and 1995, respectively. Assumptions for foreign plans did not vary significantly from the U.S. plans.

Pension costs for the plans included the following components:

----------------------------------------------------------------------
Years Ended December 31,                  1997        1996       1995
----------------------------------------------------------------------
Service cost - benefits earned
  during the year                      $  54.4     $  53.8    $  49.3
Interest cost on projected
  benefit obligation                     156.0       153.3      144.4
Return on assets                        (319.7)     (237.9)    (276.7)
Net amortization and deferral            155.4        84.2      108.8
----------------------------------------------------------------------
Net pension expense                    $  46.1     $  53.4    $  25.8
----------------------------------------------------------------------

Net pension expense attributable to foreign plans included in the above was $14.8, $17.5 and $22.2 in 1997, 1996 and 1995, respectively.

Note 13 - Other Postretirement Benefits:

The company provides other postretirement benefits, primarily health insurance, to qualifying domestic retirees and their dependents. The company is generally self-insured for these costs and the plans are funded on a pay-as-you-go basis. These plans are currently noncontributory for domestic employees who retired prior to January 1, 1992 and the company has implemented a cap which limits future contributions for medical and dental coverage under these plans. Effective January 1, 1998 the company expanded the health insurance program to include all domestic employees who have retired after December 31, 1991 and their dependents, and future retirees meeting minimum age and service requirements. These benefits are contributory, and also contain provisions that limit future company cost. This amendment increased the accumulated postretirement benefit obligation by $88.8 as of December 31, 1997. This amount will be amortized to expense over the average remaining employee service period of six years to reach eligibility beginning in 1998.

The net periodic postretirement benefit cost for domestic retirees amounted to $17.5, $17.0 and $17.4 in 1997, 1996 and 1995, respectively. These amounts primarily represent the accrual of interest on the present value obligation.

A reconciliation from the plans' benefit obligation to the liabilities recognized in the Consolidated Balance Sheets as of the latest actuarial valuations was as follows:

------------------------------------------------------------------
December 31,                                  1997           1996
------------------------------------------------------------------
Accumulated postretirement benefit
   obligation                               $273.1         $186.0
Unrecognized prior service cost              (96.5)          (8.3)
Unrecognized net actuarial loss              (51.6)         (50.4)
------------------------------------------------------------------
Accrued postretirement benefit cost
   recognized in the Consolidated
   Balance Sheets                           $125.0         $127.3
------------------------------------------------------------------

The weighted-average discount rate used to develop the accumulated postretirement benefit obligation was 7.75 percent, 8.0 percent and 7.75 percent for 1997, 1996 and 1995, respectively. As a result of the amendment discussed above, separate assumed health care cost trend rates were used. For those employees retiring before January 1, 1992, the assumed health care cost trend rate was 9.8 percent in 1997 declining to 5.5 percent over eight years for retirees under age 65. For those 65 and over, a rate of 6.3 percent was used in 1997 declining to 5.5 percent over three years. For those employees retiring after December 31, 1991, rates of either 9.5 percent or 7.0 percent were used in 1997 depending on coverage option, with both rates declining to 5.0 percent over seven years. A one percentage point increase in the health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $13.1 and the net periodic postretirement benefit cost for 1997 by $.6.

Other postretirement benefits for foreign plans expensed under the cash method in 1997, 1996 and 1995 were not material.

Note 14 - Income Taxes:

The components of income before income taxes and minority interests were:

---------------------------------------------------------------------
Years Ended December 31,                   1997      1996      1995
---------------------------------------------------------------------
U.S. and Puerto Rico                   $  560.5  $  515.1  $  485.6
Foreign                                   672.9     661.6     663.0
---------------------------------------------------------------------
                                       $1,233.4  $1,176.7  $1,148.6
---------------------------------------------------------------------

The Provision for income taxes consisted of:
---------------------------------------------------------------------
Years Ended December 31,                    1997      1996      1995
---------------------------------------------------------------------
Current:
   Federal                                $132.9    $ 39.2    $ 17.6
   Foreign                                 226.6     194.1     163.5
   State and Puerto Rico                    32.0      17.2       6.5
---------------------------------------------------------------------
                                           391.5     250.5     187.6
---------------------------------------------------------------------
Deferred:
   Federal                                 (26.7)     25.8      30.5
   Foreign                                  (1.9)     39.5      55.3
   State and Puerto Rico                     1.0       5.4       5.7
---------------------------------------------------------------------
                                           (27.6)     70.7      91.5
---------------------------------------------------------------------
Provision for income taxes                $363.9    $321.2    $279.1
---------------------------------------------------------------------

The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities were as follows:

----------------------------------------------------------------------
December 31,                       1997                   1996
----------------------------------------------------------------------
                            Assets  Liabilities    Assets  Liabilities
----------------------------------------------------------------------
Restructuring reserves      $ 62.4     $    -      $ 82.3     $    -
Compensation/benefits        103.4          -        80.5          -
Postretirement/post-
  employment obligations      60.3          -        60.2          -
Inventory                     42.2       10.8        31.2       10.0
Foreign tax loss and
  other carryforwards         42.2          -        27.4          -
Research tax credit
  carryforwards               30.2          -        25.3          -
Pensions                      14.2       61.0        12.5       54.4
Property, plant and
  equipment                   30.3      200.0        11.9      193.6
Intangibles                      -       80.0           -       37.4
Other                        158.5       60.4       138.1       56.6
---------------------------------------------------------------------
                             543.7      412.2       469.4      352.0
Valuation allowances         (28.9)         -       (28.8)         -
---------------------------------------------------------------------
                            $514.8     $412.2      $440.6     $352.0
---------------------------------------------------------------------

The research tax credit carryforwards of $30.2 expire in 2010, 2011 and 2012.

Income taxes of $246.5, $205.1 and $173.6 were paid during 1997, 1996 and 1995, respectively. Prepaid expenses and other current assets included deferred income taxes of $206.4 and $154.4 at December 31, 1997 and 1996, respectively. Investments and other assets included deferred income taxes of $99.8 and $94.2 at December 31, 1997 and 1996, respectively.

The earnings of Warner-Lambert's operations in Puerto Rico are subject to tax pursuant to a grant, effective through September 2011. The grant provides for certain tax relief if certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1997.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1997 were approximately $1.3 billion. No additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. It would be impractical to compute the estimated deferred tax liability on these earnings.

The Provision for income taxes in 1997 was reduced by 1.4 percentage points due to the favorable tax impact of the liquidation of a foreign affiliate.

As of December 31, 1997, Warner-Lambert's U.S. federal income tax returns through 1992 have been examined and settled with the Internal Revenue Service.

The company's effective income tax rate differed from the U.S.
statutory tax rate as follows:

---------------------------------------------------------------------
Years Ended December 31,                     1997      1996     1995
---------------------------------------------------------------------
U.S. statutory tax rate                      35.0%     35.0%    35.0%
Tax exemption for Puerto Rico operations     (3.3)     (6.2)    (4.6)
Foreign income subject to increased
  (reduced) tax rates including
  taxes on repatriation                        .9        .5     (1.9)
U.S. research tax credit, net                (1.2)      (.6)     (.5)
State and local taxes, net                    1.0       1.0       .7
Other items, net                             (2.9)      (.7)    (1.3)
Effect of minority interests                    -      (1.7)    (3.1)
---------------------------------------------------------------------
Effective tax rate                           29.5%     27.3%    24.3%
---------------------------------------------------------------------

Note 15 - Shareholders' Equity:

The authorized preferred stock of Warner-Lambert is 5 million shares with a par value of $1.00 per share, of which there are no shares issued.

Common stock issued was $320.7, $320.7 and $160.3 at December 31, 1997, 1996 and 1995, respectively. On April 23, 1996, the shareholders approved an increase in the number of shares authorized from 300 million to 500 million in order to effectuate a two-for-one stock split effective May 3, 1996.

Changes in certain components of shareholders' equity are summarized as follows:

---------------------------------------------------------------------
                                                    Treasury Stock
                                Capital in     ----------------------
                                Excess of      Shares in
                                 Par Value      Thousands       Cost
---------------------------------------------------------------------
Balance at December 31, 1994      $ 152.2       (25,735)   $  (969.6)
Shares repurchased, at cost             -          (229)       (17.6)
Employee benefit plans               54.1         1,233         28.9
Unrealized market value
  adjustments on equity securities   11.2             -            -
---------------------------------------------------------------------
Balance at December 31, 1995        217.5       (24,731)      (958.3)
Two-for-one stock split            (160.3)      (24,731)           -
Shares repurchased, at cost             -        (2,423)      (138.9)
Employee benefit plans               64.8         2,429         31.7
Unrealized market value
  adjustments on equity securities    3.8             -            -
---------------------------------------------------------------------
Balance at December 31, 1996        125.8       (49,456)    (1,065.5)
Shares repurchased, at cost             -        (1,436)      (135.2)
Employee benefit plans              101.9         2,455         36.2
Unrealized market value
  adjustments on equity securities  (11.0)            -            -
---------------------------------------------------------------------
Balance at December 31, 1997      $ 216.7       (48,437)   $(1,164.5)
---------------------------------------------------------------------

Pursuant to the company's Stockholder Rights Plan, as amended March 25, 1997, a right is attached to each outstanding share of common stock. In the event that any person or group acquires 15 percent or more of the outstanding common shares, or acquires the company in a merger or other business combination, each right (other than those held by the "Acquiring Person") will entitle its holder to purchase, for a specified purchase price, stock of the company or the Acquiring Person having a market value of twice such purchase price. The rights expire on March 25, 2007 and can be redeemed for $.01 per right by the Board of Directors prior to the time the rights become exercisable.

Note 16 - Stock Options and Awards:

Warner-Lambert has stock awards outstanding at December 31, 1997 granted under various stock plans. Future grants may be issued under the 1996 Stock Plan which became effective January 1, 1997. The 1996 Stock Plan provides for the granting of stock awards to employees in the form of options to purchase shares of common stock at a price equal to fair market value on the date of the grant, restricted stock and performance awards. Options generally become exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Restricted stock granted to employees is delivered upon the expiration of restricted periods established at the time of grant. Performance awards, which are also subject to restricted periods, provide for the recipient to receive payment in shares, cash or any combination thereof equivalent to the award being granted.

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

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock awards. Accordingly, no compensation cost has been recognized for stock options. Compensation expense is recorded over the vesting period for restricted stock and performance awards. Expense of $13.3, $9.2 and $5.0 for restricted stock and performance awards was charged to income in 1997, 1996 and 1995, respectively. Had compensation cost been recorded as an alternative provided by FASB Statement No. 123, "Accounting for Stock-Based Compensation," for options granted in 1997, 1996 and 1995, the company's net income and basic earnings per share would have been reduced by $29.2 or $.11 per share in 1997, by $10.7 or $.04 per share in 1996 and by $1.8 or $.01 per share in 1995. These amounts are for disclosure purposes only and may not be representative of future calculations since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997: dividend yield of 2.81 percent; expected volatility of
20.59 percent; risk free interest rate of 6.21 percent; and expected life of 5.9 years. Assumptions did not vary significantly for prior years.

Transactions involving stock options are summarized as follows:

---------------------------------------------------------------------
                                                             Weighted-
                                                   Number     Average
                                                     of       Exercise
                                                   Shares      Price
---------------------------------------------------------------------
Stock options outstanding, December 31, 1994     18,594,644    $31.30
     Granted                                      4,084,050     43.06
     Exercised                                   (2,356,620)    25.96
     Forfeited                                     (720,222)    34.96
---------------------------------------------------------------------
Stock options outstanding, December 31, 1995     19,601,852     34.27
     Granted                                      4,044,440     59.53
     Exercised                                   (2,336,465)    27.42
     Forfeited                                     (480,714)    45.75
---------------------------------------------------------------------
Stock options outstanding, December 31, 1996     20,829,113     39.68
     Granted                                      4,818,730     87.16
     Exercised                                   (2,390,549)    30.10
     Forfeited                                     (442,077)    63.15
---------------------------------------------------------------------
Stock options outstanding, December 31, 1997     22,815,217     50.26
---------------------------------------------------------------------
Weighted-average fair value of stock options:
     Granted during 1995                                         9.99
     Granted during 1996                                        13.81
     Granted during 1997                                        20.97
Shares available for annual stock award
     grants at:
     December 31, 1995                           15,757,512
     December 31, 1996                            5,290,898
     December 31, 1997                            5,737,352
----------------------------------------------------------------------

The following table summarizes outstanding and exercisable stock options as of December 31, 1997:

----------------------------------------------------------------------
         Stock Options Outstanding           Stock Options Exercisable
----------------------------------------------------------------------
                       Weighted-
                        Average    Weighted-                Weighted-
Range of               Remaining    Average                  Average
Exercise    Number    Contractual  Exercise       Number    Exercise
 Prices  Outstanding  Life (years)   Price      Exercisable   Price
----------------------------------------------------------------------
$18-$45   14,448,817     5.6       $ 35.98      11,029,958    $34.98
 46- 70    2,812,680     8.4         55.43         673,948     55.47
 71- 95    5,418,705     9.1         83.87         225,984     72.38
 96- 144     135,015     9.6        121.77               -         -
----------------------------------------------------------------------
 18- 144  22,815,217     6.8         50.26      11,929,890     36.85
----------------------------------------------------------------------

Note 17 - Contingencies and Environmental Liabilities:

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

In management's opinion, the liabilities for all environmental matters mentioned above which are probable and reasonably estimable are adequately accrued. Although it is not possible to predict with certainty the outcome of these matters or the ultimate costs of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's consolidated financial position, liquidity, cash flows or results of operations for any year.

Note 18 - Segment Information:

Industry segments are comprised as follows: Pharmaceutical - consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules; Consumer Health Care - consisting of OTC, shaving and pet care products; Confectionery - consisting of chewing gums and breath mints.

The company's pharmaceutical products are promoted primarily to health care professionals and are sold either directly or through wholesalers. Consumer Health Care products are promoted principally through consumer advertising and promotional programs. They are sold principally to drug wholesalers, pharmacies, food stores, mass merchandisers, physician supply houses and hospitals. Confectionery products are promoted primarily through consumer advertising and in-store promotions and are sold directly to food stores, pharmacies and mass merchandisers which in turn sell to consumers.

In 1997, 60 percent of Pharmaceutical sales and 52 percent of Consumer Health Care sales were from the U.S. and 48 percent of Confectionery sales were from the Americas and Far East. The seven largest markets outside the U.S. were Germany, Japan, France, Canada, the United Kingdom, Mexico and Brazil. Sales in these markets accounted for approximately 60 percent of international sales with no one country accounting for more than 12 percent.

Industry Segments

--------------------------------------------------------------------------------------------------
                                                                                Research and
                            Net Sales (a)           Operating Profit         Development Expense
--------------------------------------------------------------------------------------------------
                        1997    1996    1995    1997     1996     1995     1997     1996     1995
--------------------------------------------------------------------------------------------------
Pharmaceutical        $3,620  $2,505  $2,356  $1,386   $1,014(d) $ 822    $(573)   $(465)   $(408)
Consumer Health Care   2,691   2,797   2,788     612      697      767(c)   (67)     (61)     (63)
Confectionery          1,869   1,929   1,896     224      293      293      (32)     (29)     (30)
                                                                          ------------------------
Research and develop-
  ment expense                                  (672)    (555)    (501)   $(672)   $(555)   $(501)
--------------------------------------------------------------------------------------------------
Net sales and
  operating profit    $8,180  $7,231  $7,040   1,550    1,449    1,381
--------------------------------------------
Corporate expense (b)                           (316)    (272)    (232)
---------------------                         -------------------------
Income before income
taxes and minority
interests                                     $1,234   $1,177   $1,149
---------------------                         -------------------------
--------------------------------------------------------------------------------------------------

                                                     Depreciation and
                        Identifiable Assets            Amortization         Capital Expenditures
--------------------------------------------------------------------------------------------------
                       1997     1996    1995    1997     1996     1995     1997     1996     1995
--------------------------------------------------------------------------------------------------
Pharmaceutical       $3,214   $2,513  $2,274    $122     $ 97     $ 95     $258     $185     $176
Consumer Health Care  2,686    2,795   1,766      96       79       56      112       85       88
Confectionery         1,192    1,240   1,100      49       46       41       81      102      100
--------------------------------------------------------------------------------------------------
   Subtotal           7,092    6,548   5,140     267      222      192      451      372      364
Corporate               939      649     961       8        9       10       44       17       23
--------------------------------------------------------------------------------------------------
   Total             $8,031   $7,197  $6,101    $275     $231     $202     $495     $389     $387
--------------------------------------------------------------------------------------------------

Geographic Areas

--------------------------------------------------------------------------------------------------
                           Net Sales (a)            Operating Profit         Identifiable Assets
--------------------------------------------------------------------------------------------------
                       1997     1996    1995    1997     1996     1995     1997     1996     1995
--------------------------------------------------------------------------------------------------
United States        $4,469   $3,342  $3,196  $1,106   $1,058(d)$  909(c)$3,418   $2,940   $2,093
Europe, Middle East
  and Africa          2,998    2,218   2,175     865      551      536    2,481    2,160    1,903
Americas and Far
  East                2,112    2,150   2,097     350      430      432    1,343    1,499    1,160
Intergeographic area
  elimination (e)    (1,399)    (479)   (428)    (99)     (35)       5     (150)     (51)     (16)
--------------------------------------------------------------------------------------------------
   Subtotal           8,180    7,231   7,040   2,222    2,004    1,882    7,092    6,548    5,140

Research and develop-
  ment expense                                  (672)    (555)    (501)
--------------------------------------------------------------------------------------------------
   Total             $8,180   $7,231  $7,040  $1,550   $1,449   $1,381   $7,092   $6,548   $5,140
--------------------------------------------------------------------------------------------------

(a) Export sales and intersegment sales were not material. Intergeographic area sales for the years ended December 31, 1997, 1996 and 1995, respectively were: United States - $246, $169 and $173, Europe, Middle East and Africa - $966, $219 and $195, and Americas and Far East - $187, $91 and $60.
(b) Corporate expense includes general corporate income and expense, corporate investment income, interest expense and net foreign currency adjustments.
(c) Includes a $117 pretax gain on the sale of the PRO toothbrush business.
(d) Includes a $75 pretax gain on the sale of Warner Chilcott Laboratories.
(e) Products are transferred between geographic areas based on prevailing economic and market factors.

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Creed, which summarizes Warner-Lambert's commitment to its customers, colleagues, shareholders, suppliers and society, and the creation of a corporate compliance program, which is a formal system designed to oversee compliance with applicable laws, regulations, policies and procedures on a worldwide basis.

Melvin R. Goodes              Ernest J. Larini
Chairman and Chief            Vice President and
Executive Officer             Chief Financial Officer

Report of Independent Accountants

PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
--------------------

4 Headquarters Plaza North
Morristown, New Jersey
January 26, 1998

Quarterly Financial Information:

(Dollars in millions, except per share amounts)
----------------------------------------------------------------------------
                                               1997 Quarters
----------------------------------------------------------------------------
                                 First       Second       Third       Fourth
----------------------------------------------------------------------------
Net sales                     $1,777.4     $1,966.7    $2,108.3     $2,327.4
Gross profit                   1,228.2      1,373.1     1,494.3      1,676.6
Net income                       204.1        231.4       198.3        235.7
Net income per common share:
   Basic                           .75          .85         .73          .87
   Diluted                         .73          .83         .71          .84
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                               1996 Quarters
----------------------------------------------------------------------------
                                 First       Second       Third       Fourth
----------------------------------------------------------------------------
Net sales                     $1,829.2     $1,791.2    $1,768.0     $1,843.0
Gross profit                   1,239.6      1,219.2     1,187.8      1,237.9
Net income                       249.5        213.3       152.7        171.0
Net income per common share:
   Basic                           .92          .79         .56          .63
   Diluted                         .91          .77         .55          .62
----------------------------------------------------------------------------

First quarter 1996 results include a gain from the sale of Warner Chilcott Laboratories of $45.7 after tax or $.17 per share.

Market Prices of Common Stock and Dividends:

----------------------------------------------------------------------------
                     1997 Range of Prices          1996 Range of Prices
----------------------------------------------------------------------------
                                   Dividends                      Dividends
                  High      Low    per Share    High      Low     per Share
----------------------------------------------------------------------------
First quarter   $ 93 1/4  $ 69  1/2  $.38      $54      $44 5/8     $.345
Second quarter   125 1/2    81        .38       57 3/4   52 1/8      .345
Third quarter    147 1/4   124 5/16   .38       66 1/8   49 3/8      .345
Fourth quarter   152 5/8   108  1/2   .38       80       61 7/8      .345
----------------------------------------------------------------------------

Research and development expenditures, presented in graphic format, were $464.9 in 1993, $456.0 in 1994, $501.2 in 1995, $554.8 in 1996 and $672.2 in 1997.

Net sales, presented in graphic format, were $5,793.7 in 1993, $6,416.8 in 1994, $7,039.8 in 1995, $7,231.4 in 1996 and $8,179.8 in 1997.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

NET SALES
---------
Sales in 1997 of $8,180 million were 13 percent higher than in 1996. Sales increased 17 percent adjusting for the unfavorable impact of foreign exchange rate changes. Unit volume grew by 16 percent with price increases adding 1 percent to sales growth.

Sales in 1996 of $7,231 million were 3 percent higher than in 1995. Sales increased 5 percent excluding the impact of the divestitures of the company's Warner Chilcott generic pharmaceutical business in the first quarter of 1996 and PRO toothbrush business in the third quarter of 1995. Unit volume growth, excluding the divestitures, was 6 percent and price increases added 2 percent. Foreign exchange rate changes had an unfavorable impact of 3 percent.

On a geographic basis, U.S. sales increased $1,049 million or 33 percent to $4,223 million in 1997. International sales decreased $101 million or 2 percent to $3,957 million. At constant exchange rates, international sales increased 5 percent. U.S. sales in 1996 increased $150 million or 5 percent to $3,173 million from 1995. Adjusted for the Warner Chilcott divestiture, U.S. sales increased 9 percent in 1996. International sales increased $41 million or 1 percent to $4,058 million in 1996, 6 percent at constant exchange rates.

Effective January 1, 1996, the company's international operations changed their reporting period from a fiscal-year basis ending November 30 to a calendar-year basis ending December 31 (See Note 1). References to 1997 and 1996 represent the calendar years ended December 31 and references to 1995 represent the fiscal year ended November 30.

Pharmaceutical Products
-----------------------
(Dollars in millions)         1997           1996          1995
                          -------------   ------------   -------
Net Sales                 $ 3,620  +45%   $ 2,505  +6%   $ 2,356

Pharmaceutical sales in the U.S. increased 84 percent to $2,170 million in 1997. The sales increase was attributable to the successful 1997 launches of the cholesterol-lowering agent LIPITOR and the type 2 diabetes drug REZULIN. Other pharmaceutical products in the U.S., including the anticonvulsant DILANTIN, the cardiovascular drug ACCUPRIL and the oral contraceptive LOESTRIN, experienced sales declines due to an adjustment of wholesaler inventory levels during 1997.

International pharmaceutical sales increased 10 percent to $1,450 million in 1997, 19 percent at constant exchange rates. The increase was attributable to the 1997 launch of LIPITOR in several countries and the May 1997 acquisition of the remaining 66 percent of the Jouveinal group that the company did not already own. Jouveinal sales of $105 million are included in the company's 1997 sales. Prior to April 30, 1997 Jouveinal sales were not reflected in reported Warner-Lambert sales results since the company's 34 percent interest in the Jouveinal group was accounted for using the equity method.

LIPITOR achieved worldwide sales of $865 million during 1997. The company began marketing LIPITOR in the U.S. in February 1997 and by year-end in several additional countries including Canada, the United Kingdom and Germany. The company expects to begin selling LIPITOR in several additional countries during 1998, including France. Warner-Lambert co- promotes LIPITOR through a ten-year marketing agreement with Pfizer Inc. The agreement includes a quid-pro-quo provision giving Warner-Lambert the right to co-promote one of Pfizer's products.

REZULIN achieved worldwide sales of $420 million during 1997. Warner- Lambert markets REZULIN with Sankyo Company, Ltd., from whom the company licenses the product for North America and other areas. REZULIN was first marketed in March 1997 in the U.S. for treatment of type 2 diabetes patients inadequately controlled by insulin. On August 4, 1997, the company announced that REZULIN received clearance by the Food and Drug Administration (FDA) for use as either monotherapy or combination therapy with other commonly used agents which made REZULIN available to a broad range of type 2 diabetes patients. On November 3, 1997, the company initiated changes in the prescribing information for REZULIN. These changes were made in response to rare reports during marketed use of hepatic injuries, which are usually reversible, and extremely rare reports of hepatic failures, which could result in liver transplants or death. The company continued to review the safety experience with REZULIN (including worldwide reports of adverse events) following the November 3rd announcement. Based on this review, on December 1, 1997, the company announced additional labeling changes for REZULIN which prominently recommend that physicians monitor patients more frequently for signs of liver dysfunction. While the reports to date (both prior to the December 1st announcement and thereafter) do not indicate a greater incidence of hepatic events than was seen in the clinical trials which resulted in priority review and approval by the FDA, the labeling changes were made to minimize as much as possible the risk for these very rare but potentially serious adverse liver events. The company does not believe that the labeling changes will appreciably diminish the population of patients eligible for this important medication.

With the growth of these new products, pharmaceutical segment sales will represent a significantly greater percentage of the company's total sales, particularly in the U.S. and to a lesser degree in international markets.

Pharmaceutical segment sales in the U.S. increased 10 percent to $1,181 million in 1996. In March 1996, Warner-Lambert sold its Warner Chilcott generic pharmaceutical business (See Note 4). Excluding the impact of this divestiture, sales increased 22 percent. Products with significant sales growth in 1996 included the add-on antiepileptic NEURONTIN, LOESTRIN, ACCUPRIL and DILANTIN.

International pharmaceutical sales increased 4 percent to $1,324 million in 1996. At constant exchange rates, international sales increased 8 percent. Major contributors to international sales growth in 1996 were ACCUPRIL and NEURONTIN.

Consumer Health Care Products
-----------------------------
(Dollars in millions)        1997             1996          1995
                         -------------    -------------   -------
Net Sales                $ 2,691   -4%    $ 2,797    -%   $ 2,788

Consumer health care sales in the U.S. of $1,411 million were essentially unchanged for 1997. U.S. shaving products sales increased 22 percent to $199 million in 1997 due to the launch of the PROTECTOR shaving system and the newly designed SLIM TWIN disposable razor.

International consumer health care sales fell 8 percent to $1,280 million for 1997, or 1 percent at constant exchange rates. In mid-1996 the Glaxo Wellcome Warner-Lambert joint venture agreement was revised to include ZOVIRAX cold sore cream. Therefore, ZOVIRAX sales are no longer recorded in the company's consolidated sales since the company uses the equity method of accounting for this joint venture. If international sales of the Glaxo Wellcome Warner-Lambert joint venture were consolidated, the decline in international sales would have been positively impacted by 2 percentage points.

International shaving products sales decreased 6 percent to $540 million in 1997 but increased 2 percent at constant rates. The negative currency impact related to shaving products sales is due to weakness in the Japanese yen and the German mark. International sales of the company's TETRA pet care products business fell 17 percent to $118 million, or 7 percent at constant exchange rates. This decline was primarily attributable to Japan, where sales fell due to market weakness and the decrease in the value of the yen.

Consumer health care sales in the U.S. rose 3 percent to $1,403 million in 1996. Products with significant sales growth in the U.S. included SUDAFED cold medication, NIX head lice medication and the company's shaving products.

International consumer health care sales decreased 2 percent in 1996 to $1,394 million. Adjusted for the PRO divestiture in the third quarter of 1995 and the impact of exchange, sales increased 4 percent in 1996. Products with significant international sales growth included the company's shaving products, LISTERINE antiseptic mouthwash, NIX and ACTIFED cold medication.

Confectionery Products
----------------------
(Dollars in millions)        1997             1996          1995
                         -------------    -------------   -------
Net Sales                $ 1,869   -3%    $ 1,929   +2%   $ 1,896

Confectionery sales in the U.S. increased 9 percent to $642 million in 1997 primarily due to the launches of DENTYNE Ice chewing gum, HALLS Zinc Defense cold season dietary supplement and CERTS Powerful Mints breath freshener.

International confectionery sales were $1,227 million in 1997, a decrease of 8 percent or 4 percent at constant exchange rates. The international sales decline was primarily attributable to Japan, where sales fell due to intense competition, market weakness and the decrease in the value of the yen and was partly attributable to the weakness in most European currencies.

Confectionery sales in the U.S. increased 1 percent to $589 million in 1996.

International confectionery sales increased 2 percent in 1996 to $1,340 million or 9 percent at constant exchange rates. The decline in the value of foreign currencies, particularly the Mexican peso and the Japanese yen, adversely impacted this segment's sales by $86 million. Products with strong international sales growth included HALLS cough tablets, CHICLETS candy-coated gum and DENTYNE chewing gum.

COSTS AND EXPENSES
------------------
Cost of goods sold increased 3 percent in 1997 and fell 3 percent in 1996. As a percentage of net sales, cost of goods sold fell to 29.4% from 32.5% in 1996 and 34.5% in 1995. The improvement in the ratio was partly attributable to an increase in pharmaceutical segment product sales, with generally higher margins than consumer health care or confectionery products, as a percentage of total company sales. Also contributing to the improvement in the ratio was a favorable product mix within the pharmaceutical segment. The ratio fell in 1996 compared to 1995 due to productivity improvement and a favorable product mix. The most notable improvement in 1996 was in the pharmaceutical segment in the U.S. due to the absence of the Warner Chilcott business and an increase in sales of higher-margin products.

Selling, general and administrative expense in 1997 and 1996 increased 18 percent and 5 percent, respectively. Pharmaceutical segment expenses significantly increased in 1997 to support new products. Quarterly settlements of co-promotion agreements related to LIPITOR and REZULIN are recorded in selling expense. International pharmaceutical segment expenses also increased partly due to the May 1997 Jouveinal acquisition. Increased expenses in 1996 were attributable to the pharmaceutical segment, primarily in the U.S., due to higher sales incentives and increased advertising and promotion to support NEURONTIN, ACCUPRIL, LOESTRIN and pre-launch spending on new products. As a percentage of net sales, selling, general and administrative expense was 44.9% compared with 43.1% in 1996 and 42.3% in 1995.

Research and development expense increased 21 percent and 11 percent in 1997 and 1996, respectively. As a percentage of net sales, research and development expense was 8.2% in 1997, 7.7% in 1996 and 7.1% in 1995. For 1998 the company plans to invest $790 million in research and development, a projected increase of 18 percent compared with 1997.

Other expense (income), net in 1997 included increases in intangible amortization of $25 million and net interest expense of $34 million. These increases resulted primarily from the company's purchase of Glaxo Wellcome's interest in the Warner Wellcome joint venture operations in mid-1996 and, to a lesser degree, the May 1997 Jouveinal acquisition. Other expense (income), net in 1996 included milestone payments received from Pfizer Inc. of $83 million related to the LIPITOR co-promotion agreement, a gain of $75 million on the sale of the Warner Chilcott business and in 1995 included a gain of $117 million from the sale of the company's PRO toothbrush business. Other expense (income), net in 1996 was unfavorable compared to 1995 primarily due to greater interest expense and intangible amortization.

The company is actively addressing its information technology infrastructure, including hardware, software and facilities, with the goal of achieving year 2000 compliance in all areas of operations, including, to the extent practicable, relationships with vendors, suppliers and customers. The company has created a task force of company professionals and outside experts to coordinate worldwide year 2000 compliance efforts. The task force has oversight responsibility for monitoring all year 2000 compliance efforts, including replacement or modification of current systems, which are expected to be completed during 1999. Maintenance or modification costs will be expensed as incurred, while the costs of new information technology will be capitalized and amortized in accordance with company policy. Although management does not expect the associated incremental costs to have a material impact on the company's consolidated financial position, liquidity, cash flows or results of operations, currently unforeseen developments or delays could cause this expectation to change. Also, there is no guarantee that the vendors, suppliers and customers with whom the company does business will achieve timely year 2000 compliance, or that such failure would not have a material adverse impact on the company.

INCOME TAXES
------------
                                   1997         1996       1995
                                   ----         ----       ----
Effective tax rate:
  As reported                      29.5%        27.3%      24.3%
  After minority interests         29.5%        29.0%      27.4%

The company's tax rate on a reported basis increased 2.2 percentage points. An increase of 1.7 percentage points resulted from the absence of minority interests in 1997. In addition, a net increase of .5 percentage points is related to a 1996 tax law change that subjects a greater amount of income in Puerto Rico to taxation as well as to increased taxes on income generated in high tax jurisdictions. These increases are partly offset by the absence of higher taxes on the 1996 gain from the sale of the Warner Chilcott business, the favorable impact of the extension of the U.S. research tax credit enacted in August 1997 and the favorable impact of the liquidation of a foreign affiliate.

In 1996 the increases in the company's effective tax rates on a reported basis and after minority interests were principally due to taxes associated with the gain on the sale of Warner Chilcott and changes in the company's global profit composition. These increases were partially offset by greater tax benefits from operations in Puerto Rico.

The company anticipates a decrease in its effective tax rate in 1998 of approximately .5 percentage points. The projected decrease is primarily due to increased income generated in foreign jurisdictions with lower tax rates, partially offset by the absence of the favorable impact of the foreign affiliate liquidation in 1997.

NET INCOME
----------
In 1997 net income of $870 million increased 11 percent and basic earnings per share of $3.20 increased 10 percent. In 1996 both net income of $787 million and basic earnings per share of $2.90 increased 6 percent over 1995. The sale of Warner Chilcott in 1996 resulted in an after-tax gain of $46 million or $.17 per share and the sale of the PRO toothbrush business in 1995 resulted in an after-tax gain of $82 million or $.31 per share.

INFLATION
----------
Inflation has not been a significant factor in Warner-Lambert's business because of the modest rates of inflation in the U.S. and in the principal foreign countries in which the company maintains operations.

LIQUIDITY AND FINANCIAL CONDITION
---------------------------------
Selected data:
(Dollars in millions)

                                    1997        1996       1995
                                  ------      ------       ----
Net debt                          $1,347      $1,712       $741
Net debt to net capital (equity
     and net debt)                    32%         40%        25%
Return on average shareholders'
    equity                            32%         33%        36%
Return on average total assets        11%         12%        13%

Net debt (total debt less cash and cash equivalents and other nonequity securities) decreased $365 million from December 31, 1996. Cash and cash equivalents were $757 million at December 31, 1997, an increase of $366 million from December 31, 1996. The company also held $100 million in nonequity securities, included in short-term investments and investments and other assets, that management views as cash equivalents, representing a decrease of $97 million from 1996. This net increase of $269 million is primarily attributable to an increase in cash provided by operating activities which was partly attributable to the timing of new product co-promotion payments which are made subsequent to the end of each quarter. Total debt of $2,203 million at December 31, 1997 decreased $96 million from December 31, 1996.

Cash and cash equivalents were $391 million at December 31, 1996, an increase of $95 million from December 31, 1995. The company also held $197 million in nonequity securities, included in short-term investments and investments and other assets representing a decrease of $295 million from 1995. Net debt increased $971 million from December 31, 1995, reflecting the purchase of Glaxo Wellcome's interest in the Warner Wellcome joint venture operations. The purchase was financed with commercial paper, which was classified as long-term debt due to the company's intent and ability to refinance on a long-term basis.

In 1997 cash provided by operating activities of $1,564 million was primarily used to fund capital expenditures of $495 million, to pay dividends of $413 million and for business acquisitions of $229 million. In 1996 cash provided by operating activities of $1,022 million increased $223 million compared to 1995 and was primarily used to fund capital expenditures of $389 million and pay dividends of $374 million.

Capital expenditures are expected to increase approximately 60 percent in 1998 in support of additional manufacturing operations and expanded research facilities. The company intends to fund capital expenditures with cash provided by operations.

The company has readily available financial resources, including unused worldwide lines of credit totaling $2.4 billion. The company has the ability to issue commercial paper at favorable rates. The lines of credit support commercial paper and bank borrowing arrangements. As of December 31, 1997 the company had shelf registrations filed with the Securities and Exchange Commission under which it could issue up to $850 million of debt securities for general corporate purposes. In January 1998 the company refinanced certain other debt by issuing $250 million of 5 3/4% notes due 2003 and $250 million of 6% notes due 2008 leaving $350 million of debt registered under the shelf registration.

In November 1997 the Board of Directors voted in favor of a three-for-one split of Warner-Lambert common stock. The stock split is subject to shareholder approval of an increase in the number of authorized common shares from 500 million to 1.2 billion. If approved, this stock split would occur on May 8, 1998 and the quarterly dividend rate would be proportionately adjusted.

In January 1998 the Board of Directors approved a 26 percent increase in the quarterly dividend to $.48 per share payable in the first quarter of 1998. The company anticipates that the quarterly dividend rate will remain $.48 per share on a pre-split basis during 1998 and that dividends will be paid with cash provided by operations.

MARKET RISK
-----------
The company's primary market risk exposures consist of interest rate risk and foreign currency exchange risk. See Note 10 "Financial Instruments" to the consolidated financial statements for the company's objectives and strategies for managing potential exposures related to these risks.

Management primarily uses derivative instruments, the majority of which are forward exchange contracts involving multiple currencies, to hedge exposures to certain foreign currency fluctuations as described in Note 10. As hedges, gains and losses on forward contracts are offset by the effects of currency movements on respective underlying hedged transactions. Therefore, with respect to derivative instruments outstanding at December 31, 1997, a change of 10 percent in currency rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

The company holds certain instruments, primarily debt obligations, which are sensitive to changes in market interest rates. At December 31, 1997 the majority of the company's variable rate debt consisted of short-term commercial paper which is subject to changes in market interest rates. However, at December 31, 1997, a change of 10 percent in interest rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

Product names appearing in capital letters are registered trademarks of Warner-Lambert Company, its affiliates, related companies or its licensors. ZOVIRAX is a registered trademark of Glaxo Wellcome plc, its affiliates or related companies. PRO is a registered trademark of The Gillette Company.