Form 10-K405, Exhibit 13
period 1998-12-31
WARNER LAMBERT CO
filed 1999-03-12
CIK 104669

Warner-Lambert Company and Subsidiaries
Five-year Summary of Selected Financial Data

----------------------------------------------------------------------------------------------
                                          1998         1997         1996       1995      1994
----------------------------------------------------------------------------------------------
                                            (Dollars in millions, except per share amounts)

RESULTS FOR YEAR:
  Net sales                            $10,214       $8,180       $7,231     $7,040     $6,417
  Cost of goods sold                     2,629        2,408        2,347      2,428      2,155
  Research and development
    expense                                877          672          555        501        456
  Income before income taxes and
    minority interests                   1,766        1,233        1,177      1,149      1,005
  Net income                             1,254          870          787        740        694

  Net income per common share*:
    Basic                                 1.53         1.07          .97        .91        .86
    Diluted                               1.48         1.04          .95        .90        .86

----------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION:
  Current assets                       $ 4,102       $3,297       $2,785     $2,778     $2,515
  Current liabilities                    3,230        2,537        2,137      2,425      2,353
  Working capital                          872          760          648        353        162
  Property, plant and
    equipment                            2,775        2,427        2,168      2,006      1,846
  Total assets                           9,231        8,031        7,197      6,101      5,533
  Long-term debt                         1,260        1,831        1,720        634        535
  Total debt                             1,517        2,203        2,300      1,529      1,460
  Shareholders' equity                   3,612        2,836        2,581      2,246      1,816
----------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION*:
  Average number of common
    shares outstanding (in millions):
      Basic                               820.0       815.2        813.7      810.1      804.7
      Diluted                             849.1       839.2        827.1      817.8      810.0
  Common stock price per share:
      High                            $85 15/16   $50   7/8    $26 43/64  $16 21/64  $14 29/64
      Low                              39   3/8    23 11/64     14   7/8   12 15/64   10
      Year-end                         75  3/16    41 25/64     25         16  3/16   12 53/64
  Book value per common share              4.40        3.47         3.17       2.75       2.25
  Cash dividends per common share           .64         .51          .46        .43        .41
----------------------------------------------------------------------------------------------
OTHER DATA:
  Number of employees (in thousands)         41          40           38         37         36
  Capital expenditures                     $721        $495         $389       $387       $406
  Cash dividends paid                       525         413          374        351        327
  Depreciation and amortization             296         275          231        202        181
----------------------------------------------------------------------------------------------

*Amounts reflect a three-for-one stock split effective May 1998.

                Warner-Lambert Company and Subsidiaries
       Consolidated Statements of Income, Retained Earnings and
                         Comprehensive Income

----------------------------------------------------------------------
Years Ended December 31,                 1998         1997        1996
----------------------------------------------------------------------
                      (Dollars in millions, except per share amounts)

NET INCOME
Net sales                           $10,213.7     $8,179.8    $7,231.4
----------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,629.3      2,407.6     2,346.9
   Selling, general and
     administrative                   4,788.1      3,676.3     3,115.8
   Research and development             877.2        672.2       554.8
   Other expense (income), net          152.9        190.3        37.2
----------------------------------------------------------------------
       Total costs and expenses       8,447.5      6,946.4     6,054.7
----------------------------------------------------------------------
Income before income taxes and
   minority interests                 1,766.2      1,233.4     1,176.7
   Provision for income taxes           512.2        363.9       321.2
   Minority interests                       -            -        69.0
----------------------------------------------------------------------
Net income                          $ 1,254.0     $  869.5    $  786.5
----------------------------------------------------------------------
Net income per common share*:
   Basic                            $    1.53     $   1.07    $    .97
   Diluted                          $    1.48     $   1.04    $    .95
----------------------------------------------------------------------

RETAINED EARNINGS

Retained earnings at beginning
    of year                         $ 3,892.6     $3,436.2    $3,042.9
Net income                            1,254.0        869.5       786.5
Cash dividends paid
    on common shares                   (524.6)      (413.1)     (374.4)
International operations year-
    end change (Note 1)                     -            -       (18.8)
Three-for-one stock split (Note 14)    (367.1)           -           -
----------------------------------------------------------------------
Retained earnings at end of year    $ 4,254.9     $3,892.6    $3,436.2
----------------------------------------------------------------------
Cash dividends per common share*    $     .64     $    .51    $    .46
----------------------------------------------------------------------

COMPREHENSIVE INCOME

Net income                          $ 1,254.0     $  869.5    $  786.5
Other comprehensive income
    (net of tax):
   Foreign currency translation          57.7       (193.8)      (19.9)
   Other                                (18.1)       (14.6)        6.4
----------------------------------------------------------------------
   Total other comprehensive income      39.6       (208.4)      (13.5)
----------------------------------------------------------------------
Comprehensive income                $ 1,293.6     $  661.1    $  773.0
----------------------------------------------------------------------

*Amounts reflect a three-for-one stock split effective May 1998.

See notes to consolidated financial statements.

                Warner-Lambert Company and Subsidiaries
                      Consolidated Balance Sheets

---------------------------------------------------------------------
December 31,                                         1998        1997
---------------------------------------------------------------------
                                                (Dollars in millions)

Assets:
   Cash and cash equivalents                    $   911.3   $   756.5
   Accounts receivable, less allowances of
     $29.9 in 1998 and $34.5 in 1997              1,398.6     1,160.2
   Other receivables                                296.2       210.3
   Inventories                                      888.4       742.9
   Prepaid expenses and other current assets        607.8       427.1
---------------------------------------------------------------------
            Total current assets                  4,102.3     3,297.0

   Investments and other assets                     625.8       593.8
   Property, plant and equipment                  2,775.3     2,427.0
   Intangible assets                              1,727.2     1,712.7
---------------------------------------------------------------------
                                                $ 9,230.6   $ 8,030.5
---------------------------------------------------------------------

Liabilities and shareholders' equity:
   Short-term debt                              $   256.3   $   372.1
   Accounts payable, trade                        1,575.2     1,025.6
   Accrued compensation                             225.1       186.6
   Other current liabilities                        927.6       759.0
   Federal, state and foreign income taxes          245.8       193.6
---------------------------------------------------------------------
            Total current liabilities             3,230.0     2,536.9

   Long-term debt                                 1,260.3     1,831.2
   Deferred income taxes and other
     noncurrent liabilities                       1,128.2       826.9

   Shareholders' equity:
     Preferred stock - none issued                      -           -
     Common stock issued:
       1998 - 961,981,608 shares;
       1997 - 320,660,536 shares                    962.0       320.7
     Capital in excess of par value                 182.3       225.4
     Retained earnings                            4,254.9     3,892.6
     Accumulated other comprehensive income        (399.1)     (438.7)
     Treasury stock, at cost:
       1998 - 140,429,452 shares;
       1997 - 48,436,529 shares                  (1,388.0)   (1,164.5)
---------------------------------------------------------------------
            Total shareholders' equity            3,612.1     2,835.5
---------------------------------------------------------------------
                                                $ 9,230.6   $ 8,030.5
---------------------------------------------------------------------

See notes to consolidated financial statements.

                  Warner-Lambert Company and Subsidiaries
                   Consolidated Statements of Cash Flows

-------------------------------------------------------------------------
Years Ended December 31,                       1998        1997      1996
-------------------------------------------------------------------------
                                                   (Dollars in millions)

Operating Activities:
  Net income                              $ 1,254.0   $   869.5 $   786.5
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:

      Depreciation and amortization           296.3       275.5     230.8
      Gains on sales of businesses                -           -     (75.2)
      Minority interests                          -           -      69.0
      Deferred income taxes                  (169.5)      (27.6)     70.7
      Changes in assets and liabilities,
        net of effects from acquisitions/
        dispositions of businesses:
          Receivables                        (295.8)     (121.3)   (211.3)
          Inventories                        (133.1)     (110.1)    (23.9)
          Accounts payable and accrued
            liabilities                       759.3       608.6     108.4
      Other, net                              274.2        69.2      67.3
-------------------------------------------------------------------------
      Net cash provided by operating
        activities                          1,985.4     1,563.8   1,022.3
-------------------------------------------------------------------------
Investing Activities:
  Purchases of investments                    (19.4)      (17.2)   (217.1)
  Proceeds from maturities/sales of
     investments                               83.6       112.5     500.4
  Capital expenditures                       (721.3)     (494.8)   (389.0)
  Acquisitions of businesses                      -      (229.0) (1,064.8)
  Proceeds from dispositions of businesses    125.0           -     137.4
  Other, net                                   62.3       (16.8)    (80.4)
-------------------------------------------------------------------------
      Net cash used by investing activities  (469.8)     (645.3) (1,113.5)
-------------------------------------------------------------------------
Financing Activities:
  Proceeds from borrowings                    787.7     1,564.7   2,165.2
  Principal payments on borrowings         (1,483.2)   (1,609.4) (1,422.7)
  Purchases of treasury stock                (265.2)     (135.2)   (138.9)
  Cash dividends paid                        (524.6)     (413.1)   (374.4)
  Distributions paid to minority interests        -           -    (102.4)
  Proceeds from stock option exercises        104.8        71.9      64.1
-------------------------------------------------------------------------
      Net cash (used) provided by
        financing activities               (1,380.5)     (521.1)    190.9
-------------------------------------------------------------------------
Effect of exchange rate changes on
   cash and cash equivalents                   19.7       (31.7)     (4.7)
-------------------------------------------------------------------------
Net increase in cash and cash equivalents     154.8       365.7      95.0
Cash and cash equivalents at beginning
   of year                                    756.5       390.8     295.8
-------------------------------------------------------------------------
Cash and cash equivalents at end of year  $   911.3   $   756.5 $   390.8
-------------------------------------------------------------------------

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

Reclassification - Certain prior year amounts have been reclassified to conform with current year presentation.

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

Advertising costs - Advertising costs are expensed as incurred and amounted to $904.4 in 1998, $819.8 in 1997, and $670.6 in 1996.

Newly issued accounting standard - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The Statement, which is effective for the first quarter 2000, requires all derivatives to be measured at fair value and recognized as either assets or liabilities. The adoption of this Statement is not expected to have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

Note 2 - Net Income Per Common Share:

The EPS computations were as follows:
(Shares in thousands)

---------------------------------------------------------------------
Years Ended December 31,                   1998       1997       1996
---------------------------------------------------------------------
Basic EPS:
Net income                             $1,254.0     $869.5     $786.5
Average common shares outstanding       819,971    815,187    813,661
---------------------------------------------------------------------
                                       $   1.53*    $ 1.07*    $  .97*
---------------------------------------------------------------------

Diluted EPS:

Net income                             $1,254.0     $869.5     $786.5

Average common shares outstanding       819,971    815,187    813,661
Impact of potential future stock
   option exercises, net of shares
   repurchased                           29,105     24,002     13,422
---------------------------------------------------------------------
Average common shares outstanding -
   assuming dilution                    849,076    839,189    827,083
---------------------------------------------------------------------
                                       $   1.48*    $ 1.04*    $  .95*
---------------------------------------------------------------------

*Amounts reflect a three-for-one stock split effective May 1998.

The diluted EPS computation includes the potential impact on the average number of common shares outstanding if all common stock options issued are exercised. The dilutive effect of stock options is computed using the treasury stock method which assumes the repurchase of common shares by the company at the average market price for the period.

Note 3 - Interest Income and Interest Expense:

Interest income and interest expense are included in Other expense (income), net. Interest income totaled $51.6, $41.7 and $54.8 and interest expense totaled $113.3, $167.0 and $145.9 in 1998, 1997 and 1996, respectively. Total interest paid was $102.9, $151.9 and $140.7 and interest costs of $19.2, $8.3 and $9.6 have been capitalized and included in Property, plant and equipment for those respective periods.

Note 4 - Acquisitions and Divestitures:

On January 26, 1999, Warner-Lambert announced a definitive agreement to acquire Agouron Pharmaceuticals, Inc., an integrated pharmaceutical company committed to the discovery and development of innovative therapeutic products for treatment of cancer, AIDS and other serious diseases. Agouron achieved total revenues of $466.5 for the fiscal year ended June 30, 1998. Under the terms of the agreement, which is valued at approximately $2.1 billion, each share of Agouron stock will be exchanged for a certain amount of Warner-Lambert common stock. The exact exchange ratio will be based on the average price of Warner-Lambert stock prior to closing. The transaction will be accounted for as a pooling of interests and will require the approval of Agouron's shareholders and customary regulatory approvals. The transaction will not require Warner-Lambert shareholder approval.

On December 31, 1998, Warner-Lambert Company and certain of its affiliates and Glaxo Wellcome plc and certain of its affiliates (Glaxo Wellcome) entered into transactions in various countries whereby Glaxo Wellcome transferred to Warner-Lambert rights to over-the-counter (OTC) ZANTAC products in the United States and Canada, and Warner-Lambert principally transferred to Glaxo Wellcome its rights to OTC ZANTAC products in all other markets and its rights to OTC ZOVIRAX, OTC BECONASE and future Glaxo Wellcome prescription to OTC switch products in all markets. These OTC products had been marketed through joint ventures between Warner-Lambert and Glaxo Wellcome which were formed to develop, seek approval of and market OTC versions of Glaxo Wellcome prescription drugs. These joint ventures were accounted for as equity method investments. For financial reporting purposes, the December 31, 1998 transactions, which ended the joint venture relationships between Warner-Lambert and Glaxo Wellcome, were accounted for as a nonmonetary exchange of similar assets with no gain or loss recognized.

On May 21, 1997, Warner-Lambert purchased the remaining 66 percent of the Jouveinal group it did not already own. In January 1993, Warner-Lambert initially acquired a 34 percent interest in Jouveinal, a privately held French pharmaceutical group. Prior to the acquisition of the remaining interest, Jouveinal was accounted for as an equity method investment. Other smaller acquisitions were also completed during the second quarter of 1997, the effects of which were not material. Total consideration, including estimated acquisition costs, net of cash acquired and proceeds from the sale of certain acquired assets, was approximately $235.0 for these acquisitions. The transactions were financed with a long-term credit facility.

In 1996, Warner-Lambert purchased Glaxo Wellcome's minority interest in the Warner Wellcome joint venture operations. The transaction was completed in the second half of the year. Total consideration for the acquisition, including estimated acquisition costs, was approximately $1.1 billion. The transaction was financed with commercial paper. Warner-Lambert entered into an agreement in December 1993 with Wellcome plc to establish this joint venture with operations in various countries to develop and market a broad range of OTC products. The joint venture commenced operations in 1994. Glaxo plc acquired Wellcome plc in 1995 and changed the name of the combined company to Glaxo Wellcome plc.

All completed acquisitions, except the rights exchange with Glaxo Wellcome, have been accounted for under the purchase method. The excess of purchase price over the estimated fair values of net tangible and identifiable intangible assets acquired has been treated as goodwill. Net assets and results of operations of all acquisitions, except Warner Wellcome, have been included in the consolidated financial statements since the effective acquisition dates. Financial results of Warner Wellcome were consolidated prior to acquisition of the minority interest. The completed acquisitions did not have a material pro forma impact on consolidated earnings.

In the first quarter of 1998, the company sold its Rochester, Michigan pharmaceutical manufacturing plant as well as certain minor prescription products for approximately $125.0. The resulting pretax gain of $66.6 was offset by costs related to the company's plans to close two of its foreign manufacturing facilities. The results of these transactions are recorded in Other expense (income), net for the year ended December 31, 1998.

In the first quarter 1996, Warner-Lambert sold Warner Chilcott Laboratories, its generic pharmaceutical business. Net proceeds were $137.4. The sale resulted in a pretax gain of $75.2, which is included in Other expense (income), net for the year ended December 31, 1996. On an after-tax basis, the gain was $45.7 or $.06 per share.

Note 5 - International Operations:

In translating foreign currency financial statements, local currencies of foreign subsidiaries and branches have generally been determined to be the functional currencies, except for those in hyperinflationary economies, principally in Latin America. Net aggregate exchange (gains) losses resulting from foreign currency transactions and translation adjustments related to subsidiaries operating in highly inflationary countries amounted to $13.6, $(18.2) and $7.6 in 1998, 1997 and 1996, respectively. The cumulative translation adjustments component of shareholders' equity was charged (credited) with $(57.7), $193.8 and $19.9 in 1998, 1997 and 1996, respectively.

Note 6 - Inventories:

---------------------------------------------------------------------
December 31,                                     1998            1997
---------------------------------------------------------------------
Raw materials                                  $145.1          $167.7
Finishing supplies                               48.8            53.1
Work in process                                 229.3            95.6
Finished goods                                  465.2           426.5
---------------------------------------------------------------------
                                               $888.4          $742.9
---------------------------------------------------------------------

Note 7 - Property, Plant and Equipment:

---------------------------------------------------------------------
December 31,                                     1998            1997
---------------------------------------------------------------------
Land                                        $    45.7       $    38.6
Buildings                                     1,387.0         1,245.7
Machinery, furniture and fixtures             3,032.0         2,684.6
---------------------------------------------------------------------
                                              4,464.7         3,968.9

Less accumulated depreciation                (1,689.4)       (1,541.9)
---------------------------------------------------------------------
                                            $ 2,775.3       $ 2,427.0
---------------------------------------------------------------------

Depreciation expense totaled $236.5, $218.8 and $199.1 in 1998, 1997 and 1996, respectively.

Note 8 - Intangible Assets:

---------------------------------------------------------------------
December 31,                                         1998        1997
---------------------------------------------------------------------
Goodwill                                         $1,299.0    $1,267.5
Trademarks and other intangibles                    662.2       602.3
---------------------------------------------------------------------
                                                  1,961.2     1,869.8

Less accumulated amortization                      (234.0)     (157.1)
---------------------------------------------------------------------
                                                 $1,727.2    $1,712.7
---------------------------------------------------------------------

Amortization expense totaled $59.8, $56.7 and $31.7 in 1998, 1997 and 1996, respectively.

Note 9 - Debt:

The components of Short-term debt were as follows:

---------------------------------------------------------------------
December 31,                                         1998        1997
---------------------------------------------------------------------
Notes payable                                      $238.9      $209.7
Current portion of long-term debt                    17.4       162.4
---------------------------------------------------------------------
                                                   $256.3      $372.1
---------------------------------------------------------------------

The weighted-average interest rate for notes payable outstanding at December 31, 1998 and 1997 was 6.9 percent and 6.2 percent, respectively. The company has lines-of-credit arrangements with numerous banks with interest rates generally equal to the best prevailing rate. At December 31, 1998, worldwide unused lines of credit amounted to $1.4 billion. The 1997 current portion of long-term debt included $150.0 notes due 1998.

The components of Long-term debt were as follows:

---------------------------------------------------------------------
December 31,                                         1998        1997
---------------------------------------------------------------------
Commercial paper                                 $  383.4    $  990.0
Variable rate term loan                                 -       354.7
Variable rate master note                           100.0       200.0
6 5/8% notes due 2002                               199.8       199.7
5 3/4% notes due 2003                               250.0           -
6% notes due 2008                                   249.5           -
7.6% industrial revenue bonds due 2014               24.5        24.6
Other                                                53.1        62.2
---------------------------------------------------------------------
                                                 $1,260.3    $1,831.2
---------------------------------------------------------------------

At December 31, 1998, all commercial paper and the master note have been classified as long-term debt due to the company's intent and ability to refinance on a long-term basis. These instruments are supported by lines of credit. At December 31, 1998, the weighted-average interest rate was 5.2 percent for commercial paper outstanding. The interest rate on the master note at December 31, 1998 was 5.4 percent.

In January 1998, the company refinanced certain debt, primarily commercial paper, by issuing $250.0 of 5 3/4 percent notes due 2003 and $249.5 of 6 percent notes due 2008. In addition, the variable rate term loan was paid during 1998.

The aggregate annual maturities of long-term debt at December 31, 1998, payable in each of the years 2000 through 2003, excluding short-term borrowings reclassified to long-term are $14.2, $16.6, $207.5 and $256.5, respectively.

Note 10 - Financial Instruments:

The estimated fair values of financial instruments were as follows:

---------------------------------------------------------------------
December 31,                      1998                   1997
---------------------------------------------------------------------
                         Carrying        Fair     Carrying       Fair
(  ) = Liability           Amount       Value       Amount      Value
---------------------------------------------------------------------
Investment securities   $    94.7   $    94.5    $   168.3  $   168.7
Long-term debt           (1,260.3)   (1,288.3)    (1,831.2)  (1,836.9)
Foreign exchange
   contracts                   .3        (8.5)         (.7)      12.5
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

The investment securities were reported in the following balance sheet categories:

-------------------------------------------------------------------
December 31,                             1998                  1997
-------------------------------------------------------------------
Cash and cash equivalents               $ 8.6                $ 28.8
Prepaid expenses and other
  current assets                         14.5                  16.0
Investments and other assets             71.6                 123.5
-------------------------------------------------------------------
                                        $94.7                $168.3
-------------------------------------------------------------------

The investment securities portfolio was primarily comprised of negotiable certificates of deposit, U.S. and Puerto Rico government securities, guaranteed collateralized mortgage obligations and Ginnie Mae certificates as of year-end 1998 and 1997. These securities are classified as "held-to-maturity." Equity securities, categorized as "available-for-sale," were immaterial.

As of December 31, 1998, the long-term investments of $71.6 included a $4.1 interest-bearing, mortgage-backed security maturing beyond 10 years.

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

At December 31, 1998 and 1997, the company had forward or purchased option foreign exchange contracts with contractual amounts of $552.0 and $514.2, respectively. These contracts principally exchange Japanese yen, Australian dollars and Portuguese escudos for U.S. dollars; Canadian dollars for U.S. dollars and Irish punts; Australian dollars for Irish punts; and U.S. dollars for German marks in 1998; and Japanese yen, German marks, British pounds and French francs for U.S. dollars; Canadian dollars for Italian lira and British pounds; and U.S. dollars for Irish punts in 1997.

The company's interest rate risk management objectives are to manage the interest cost of debt by using a mix of long-term fixed rate and short-term variable rate instruments and entering into certain interest rate swap agreements. Interest rate swap agreements were not material during 1998 or 1997.

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

Note 11 - Leases:

The company rents various facilities and equipment. Rental expense amounted to $113.0, $92.1 and $82.6 in 1998, 1997 and 1996, respectively.

The future minimum rental commitments under noncancellable capital and operating leases at December 31, 1998 are summarized below:

--------------------------------------------------------------------
                                          Capital          Operating
--------------------------------------------------------------------
1999                                        $ 6.2             $ 69.0
2000                                          1.5               46.4
2001                                          2.9               25.8
2002                                           .5               18.1
2003                                           .6               14.8
Remaining years                               2.8              105.2
--------------------------------------------------------------------
Total minimum lease payments                 14.5              279.3
Less minimum sublease income                    -              (29.9)
                                            ------------------------
Net minimum lease payments                   14.5             $249.4
                                                             -------
Less amount representing interest            (3.0)
-----------------------------------------------------
Present value of minimum lease payments     $11.5
-----------------------------------------------------

Property, plant and equipment included capitalized leases of $63.2, less accumulated depreciation of $2.8, at December 31, 1998 and $30.2, less accumulated depreciation of $3.5, at December 31, 1997. Long-term debt included capitalized lease obligations of $6.2 and $24.2 at those respective dates.

Note 12 - Pensions and Other Postretirement Benefits:

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes and combines the disclosures for pensions and other postretirement benefits. The Statement was effective December 31, 1998.

The company has various pension plans covering substantially all of its employees in the U.S. and certain foreign subsidiaries.

The company provides other postretirement benefits, primarily health insurance, to qualifying domestic retirees and their dependents. These plans are currently noncontributory for domestic employees who retired prior to January 1, 1992. Effective January 1, 1998 the company expanded the health insurance program by offering contributory benefits to all domestic employees who have retired after December 31, 1991 and their dependents, and future retirees meeting minimum age and service requirements. Postretirement benefits for foreign subsidiary employees are not material.

The following tables present the benefit obligation and funded status of the plans:

----------------------------------------------------------------------
                                       Pension          Postretirement
----------------------------------------------------------------------
                                    1998       1997      1998     1997
----------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
   beginning of year            $2,276.6   $2,144.5   $ 273.1  $ 186.0
Service cost                        60.0       53.5       6.2       .4
Interest cost                      160.1      156.0      19.9     14.0
Plan participants' contributions     2.4        2.0        .2        -
Amendments                          11.6        1.7      (3.5)    88.8
Actuarial loss                     221.7       46.4      10.5      3.6
Benefits paid                     (138.9)    (127.5)    (22.7)   (19.7)
----------------------------------------------------------------------
Benefit obligation
   at end of year               $2,593.5   $2,276.6   $ 283.7  $ 273.1
----------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets
   at beginning of year         $2,276.6   $2,052.3   $     -  $     -
Actual return on plan assets       230.1      287.6         -        -
Company contributions               53.6       62.2      22.7     19.7
Plan participants' contributions     2.4        2.0         -        -
Benefits paid                     (138.9)    (127.5)    (22.7)   (19.7)
----------------------------------------------------------------------
Fair value of plan assets at
   end of year                  $2,423.8   $2,276.6   $     -  $     -
----------------------------------------------------------------------

Funded status                   $ (169.7)  $      -   $(283.7) $(273.1)
Unrecognized actuarial loss        197.3       32.6      59.8     51.6
Unrecognized prior service
   cost                             40.9       39.1      78.1     96.5
Unrecognized net transition
   obligation                       (1.9)       (.7)        -        -
----------------------------------------------------------------------
Net amount recognized           $   66.6   $   71.0   $(145.8) $(125.0)
----------------------------------------------------------------------

Amounts recognized in the
   Consolidated Balance
   Sheets consist of:
     Prepaid benefit cost       $  197.7   $  184.0   $     -  $     -
     Accrued benefit liability    (154.7)    (131.3)   (145.8)  (125.0)
     Intangible asset                1.8        3.3         -        -
     Accumulated other
      comprehensive income          21.8       15.0         -        -
----------------------------------------------------------------------
Net amount recognized           $   66.6   $   71.0   $(145.8) $(125.0)
----------------------------------------------------------------------

Foreign pension plan assets at fair value included in the preceding table were $757.5 in 1998 and $760.0 in 1997. The foreign pension plan projected benefit obligation was $784.0 in 1998 and $710.6 in 1997.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $457.1, $392.6 and $270.6, respectively as of December 31, 1998, and $163.2, $136.5 and $22.6, respectively as of December 31, 1997.

The following table presents the annual cost related to the plans:

------------------------------------------------------------------------
                                    Pension            Postretirement
------------------------------------------------------------------------
                              1998     1997    1996   1998   1997   1996
------------------------------------------------------------------------
COMPONENTS OF NET PENSION
   AND POSTRETIREMENT
   COSTS
Service cost               $  60.0  $  53.5 $  52.4  $ 6.2  $  .4  $  .5
Interest cost                160.1    156.0   153.3   19.9   14.0   13.7
Expected return on plan
   assets                   (187.3)  (175.5) (170.2)     -      -      -
Amortization of prior
   service cost and net
   transition obligation       7.5      7.2     7.7   14.7     .6    (.2)
Recognized actuarial loss      3.6      4.0     8.7    2.6    2.5    3.0
Curtailment and special
   benefit charge              5.3        -       -      -      -      -
------------------------------------------------------------------------
Net pension and post-
    retirement costs       $  49.2  $  45.2 $  51.9  $43.4  $17.5  $17.0
------------------------------------------------------------------------

The sale of the Rochester plant, as discussed in Note 4, resulted in a curtailment and special benefit charge of $5.3 in 1998.

The assumptions for the U.S. pension and postretirement plans included an expected increase in salary levels of 4.0 percent for each of the years ended
December 31, 1998, 1997 and 1996. The weighted-average discount rate was 7.25 percent, 7.75 percent and 8.0 percent for 1998, 1997 and 1996, respectively. The expected long-term rate of return on U.S. pension plan assets was 10.5 percent for each of the years ended December 31, 1998, 1997 and 1996. Assumptions for foreign pension plans did not vary significantly from the U.S. plans. Foreign postretirement plans for 1998, 1997 and 1996 were not material and are not included in the preceding table.

Net pension expense attributable to foreign plans included in the preceding table was $15.0, $14.8 and $17.5 in 1998, 1997 and 1996, respectively.

Separate assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. For those employees retiring before January 1, 1992, the assumed health care cost trend rate was 9.2 percent in 1998 declining to 5.5 percent in 2005 for retirees under age 65. For those 65 and over, a rate of 5.9 percent was used in 1998 declining to 5.5 percent in 2000.
For those employees retiring after December 31, 1991, rates of either 8.8 percent or 6.7 percent were used in 1998 depending on coverage option, with both rates declining to 5.0 percent in 2004. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by $14.6 and the net periodic postretirement benefit cost by $1.8. A one percentage point decrease in the health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 1998 by $14.5 and the net periodic postretirement benefit cost for 1998 by $1.7.

Other postretirement benefits for foreign plans expensed under the cash method in 1998, 1997 and 1996 were not material.

Note 13- Income Taxes:

The components of income before income taxes and minority interests were:

---------------------------------------------------------------------
Years Ended December 31,                1998         1997        1996
---------------------------------------------------------------------
U.S. and Puerto Rico                $  925.9     $  560.5    $  515.1
Foreign                                840.3        672.9       661.6
---------------------------------------------------------------------
                                    $1,766.2     $1,233.4    $1,176.7
---------------------------------------------------------------------

The Provision for income taxes consisted of:

----------------------------------------------------------------------
Years Ended December 31,                    1998      1997        1996
----------------------------------------------------------------------
Current:
   Federal                               $ 342.4    $132.9      $ 39.2
   Foreign                                 290.6     219.5       195.9
   State and Puerto Rico                    48.7      39.1        15.4
----------------------------------------------------------------------
                                           681.7     391.5       250.5
----------------------------------------------------------------------
Deferred:
   Federal                                (105.7)    (26.7)       25.8
   Foreign                                 (60.8)     (1.9)       39.5
   State and Puerto Rico                    (3.0)      1.0         5.4
----------------------------------------------------------------------
                                          (169.5)    (27.6)       70.7
----------------------------------------------------------------------
Provision for income taxes               $ 512.2    $363.9      $321.2
----------------------------------------------------------------------

                                       40











The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities were as follows:


----------------------------------------------------------------------
December 31,                       1998                   1997
----------------------------------------------------------------------
                            Assets  Liabilities    Assets  Liabilities
----------------------------------------------------------------------
Restructuring reserves      $ 30.3       $    -    $ 62.4       $    -
Compensation/benefits        118.0            -     103.4            -
Postretirement/post-
  employment obligations      69.6            -      60.3            -
Inventory                    125.3         13.1      42.2         10.8
Foreign tax loss and
  other carryforwards         52.7            -      42.2            -
Research tax credit carry-
  forwards                    35.6            -      30.2            -
Pensions                      13.2         65.9      14.2         61.0
Property, plant and equip-
  ment                        33.9        216.2      30.3        200.0
Intangibles                   52.4         93.3      27.6         80.0
Other                        255.5         84.9     130.9         60.4
----------------------------------------------------------------------
                             786.5        473.4     543.7        412.2
Valuation allowances         (34.4)           -     (28.9)           -
----------------------------------------------------------------------
                            $752.1       $473.4    $514.8       $412.2
----------------------------------------------------------------------

The research tax credit carryforwards of $35.6 expire in 2010 through 2018.

Income taxes of $287.6, $246.5 and $205.1 were paid during 1998, 1997 and 1996, respectively. Prepaid expenses and other current assets included deferred income taxes of $336.5 and $206.4 at December 31, 1998 and 1997, respectively.

The earnings of Warner-Lambert's operations in Puerto Rico are subject to tax pursuant to a grant, effective through September 2011. The grant provides for certain tax relief if certain conditions are met. The company continued to be in compliance with these conditions at December 31, 1998.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1998 were approximately $1.8 billion. No additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. It would be impractical to compute the estimated deferred tax liability on these earnings.

The Provision for income taxes in 1997 was reduced by 1.4 percentage points due to the favorable tax impact of the liquidation of a foreign affiliate.

As of December 31, 1998, Warner-Lambert's U.S. federal income tax returns through 1992 have been examined and settled with the Internal Revenue Service.

The company's effective income tax rate differed from the U.S. statutory tax rate as follows:

--------------------------------------------------------------------
Years Ended December 31,                     1998      1997     1996
--------------------------------------------------------------------
U.S. statutory tax rate                      35.0%     35.0%    35.0%
Benefit from U.S. possession tax credit      (1.8)     (3.3)    (6.2)
Foreign income subject to increased
  (reduced) tax rates including
  taxes on repatriation                      (3.4)       .9       .5
U.S. research tax credit, net                (1.3)     (1.2)     (.6)
State and local taxes, net                    1.0       1.0      1.0
Other items, net                              (.5)     (2.9)     (.7)
Effect of minority interests                    -         -     (1.7)
--------------------------------------------------------------------
Effective tax rate                           29.0%     29.5%    27.3%
--------------------------------------------------------------------

Note 14 - Shareholders' Equity:

The authorized preferred stock of Warner-Lambert is 5 million shares with a par value of $1.00 per share, of which there are no shares issued.

On April 28, 1998 the stockholders approved an increase in the number of authorized shares of common stock from 500 million to 1.2 billion in order to effectuate a three-for-one stock split effective May 8, 1998. Par value remained at $1.00 per share. The stock split was recorded by increasing Common stock issued by $641.3 and reducing Capital in excess of par value by $274.2 and Retained earnings by $367.1. In addition, the average number of common shares outstanding and all per share information have been restated to reflect the stock split.

Common stock issued was $962.0, $320.7 and $320.7 at December 31, 1998, 1997 and 1996, respectively.

Changes in certain components of shareholders' equity are summarized as follows:

--------------------------------------------------------------------
                                                   Treasury Stock
                                Capital in     ---------------------
                                 Excess of      Shares in
                                 Par Value      Thousands       Cost
--------------------------------------------------------------------
Balance at December 31, 1995      $ 218.0       (24,731)   $  (958.3)
Two-for-one stock split            (160.3)      (24,731)           -
Shares repurchased, at cost             -        (2,423)      (138.9)
Employee benefit plans               62.2         2,429         31.7
--------------------------------------------------------------------
Balance at December 31, 1996        119.9       (49,456)    (1,065.5)
Shares repurchased, at cost             -        (1,436)      (135.2)
Employee benefit plans              105.5         2,455         36.2
--------------------------------------------------------------------
Balance at December 31, 1997        225.4       (48,437)    (1,164.5)
Three-for-one stock split          (274.2)      (96,873)           -
Shares repurchased, at cost             -        (4,050)      (265.2)
Employee benefit plans              231.1         8,931         41.7
--------------------------------------------------------------------
Balance at December 31, 1998      $ 182.3      (140,429)   $(1,388.0)
--------------------------------------------------------------------

Pursuant to the company's Stockholder Rights Plan, as amended March 25, 1997, a right is attached to each outstanding share of common stock. In the event that any person or group acquires 15 percent or more of the outstanding common shares, or acquires the company in a merger or other business combination, each right (other than those held by the "Acquiring Person") will entitle its holder to purchase, for a specified purchase price, stock of the company or the Acquiring Person having a market value of twice such purchase price. The rights expire on March 25, 2007 and can be redeemed for $.003 per right by the Board of Directors prior to the time the rights become exercisable.

Tax benefits credited to Capital in excess of par for employee stock options exercised were $165.2 and $64.8 for the years ended December 31, 1998 and 1997, respectively.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires reporting the components of comprehensive income in a financial statement as part of a full set of general purpose financial statements. Total comprehensive income includes net income and other comprehensive income, which consists of foreign currency translation adjustments, unrealized net gains (losses) on investments and minimum pension liability adjustments. The components of other comprehensive income were as follows:

-----------------------------------------------------------------------
                                   Foreign       Other      Accumulated
                                  Currency       Items,        Other
                                 Translation     Net of    Comprehensive
                                 Adjustments      Tax         Income
-----------------------------------------------------------------------
Balance at December 31, 1995      $(216.3)      $  (.5)       $(216.8)
Current period change               (19.9)         6.4          (13.5)
-----------------------------------------------------------------------
Balance at December 31, 1996       (236.2)         5.9         (230.3)
Current period change              (193.8)       (14.6)        (208.4)
-----------------------------------------------------------------------
Balance at December 31, 1997       (430.0)        (8.7)        (438.7)
Current period change                57.7        (18.1)          39.6
-----------------------------------------------------------------------
Balance at December 31, 1998      $(372.3)      $(26.8)       $(399.1)
-----------------------------------------------------------------------

In the above table, "Other Items" includes an adjustment for the realization of an after-tax gain of approximately $23.0 on the sale of an investment security in 1998.

In 1998, cumulative translation adjustments, and certain other equity adjustments which were previously reported in Capital in excess of par, have been combined in one line item, Accumulated other comprehensive income, in the Consolidated Balance Sheets.

Note 15 - Stock Options and Awards:

Warner-Lambert has stock awards outstanding at December 31, 1998 granted under various stock plans. Future grants may be issued under the 1996 Stock Plan which became effective January 1, 1997. The 1996 Stock Plan provides for the granting of stock awards to employees in the form of options to purchase shares of common stock at a price equal to fair market value on the date of the grant, restricted stock and performance awards. Options generally become exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Restricted stock granted to employees is delivered upon the expiration of restricted periods established at the time of grant. Performance awards, which are also subject to restricted periods, provide for the recipient to receive payment in shares, cash or any combination thereof equivalent to the award being granted.

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

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock awards. Accordingly, no compensation cost has been recognized for stock options. Compensation expense is recorded over the vesting period for restricted stock and performance awards. Expense of $17.0, $13.3 and $9.2 for restricted stock and performance awards was charged to income in 1998, 1997 and 1996, respectively. Had compensation cost been recorded as an alternative provided by FASB Statement No. 123, "Accounting for Stock-Based Compensation," for options granted in 1998, 1997 and 1996, the company's net income and basic earnings per share would have been reduced by $44.4 or $.05 per share in 1998, by $29.2 or $.04 per share in 1997 and by $10.7 or $.01 per share in 1996. These amounts are for disclosure purposes only and may not be representative of future calculations since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998: dividend yield of 2.37 percent; expected volatility of 24.21 percent; risk free interest rate of 5.55 percent; and expected life of 5.9 years. Assumptions did not vary significantly for prior years.

Transactions involving stock options are summarized as follows:

---------------------------------------------------------------------
                                                   Number   Weighted-
                                                     of       Average
                                                   Shares    Exercise
                                               (in thousands)  Price
---------------------------------------------------------------------
Stock options outstanding, December 31, 1995         58,806    $11.42
     Granted                                         12,133     19.84
     Exercised                                       (7,009)     9.14
     Forfeited                                       (1,442)    15.25
---------------------------------------------------------------------
Stock options outstanding, December 31, 1996         62,488     13.23
     Granted                                         14,456     29.05
     Exercised                                       (7,172)    10.03
     Forfeited                                       (1,326)    21.05
---------------------------------------------------------------------
Stock options outstanding, December 31, 1997         68,446     16.75
     Granted                                          8,141     49.03
     Exercised                                       (8,832)    11.87
     Forfeited                                       (1,131)    25.69
---------------------------------------------------------------------
Stock options outstanding, December 31, 1998         66,624     21.19
---------------------------------------------------------------------
Weighted-average fair value of stock options:
     Granted during 1996                                         4.60
     Granted during 1997                                         6.99
     Granted during 1998                                        12.79

Shares available for annual stock award
   grants at:
     December 31, 1996                               15,873
     December 31, 1997                               17,212
     December 31, 1998                               25,366
-----------------------------------------------------------

The following table summarizes outstanding and exercisable stock options as of December 31, 1998:

----------------------------------------------------------------------
       Stock Options Outstanding           Stock Options Exercisable
----------------------------------------------------------------------
                         Weighted-
                          Average    Weighted-               Weighted-
Range of     Number      Remaining    Average      Number      Average
Exercise  Outstanding   Contractual  Exercise    Exercisable  Exercise
 Prices  (in thousands) Life (years)   Price   (in thousands)   Price
----------------------------------------------------------------------
$ 8 - $24     45,402         5.4       $14.23      35,876      $13.34
 25 -  44     13,325         8.2        29.05       3,052       28.82
 45 -  62      7,767         9.1        47.57           9       46.01
 63 -  80        130         9.7        72.70           -           -
----------------------------------------------------------------------
  8 -  80     66,624         6.4        21.19      38,937       14.56
----------------------------------------------------------------------

                                       43











Note 16 - Contingencies and Environmental Liabilities:

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

Note 17 - Segment Information:

In 1998 the company adopted SFAS No. 131, "Disclosures about Segments of an
Enterprise and Related Information," which requires reporting certain financial information according to the "management approach." This approach requires reporting information regarding operating segments on the basis used internally by management to evaluate segment performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.
The Statement was effective December 31, 1998 and has been adopted for all periods presented.

The accounting policies of the segments are the same as those described in the "Significant Accounting Policies." Segments are determined based on product categories. The company evaluates performance based on profit or loss before income taxes.

Reportable segments are comprised as follows: Pharmaceutical -- consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules; Consumer
Health Care -- consisting of OTC, shaving and pet care products;
Confectionery -- consisting of chewing gums, breath mints and cough tablets.

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

                                       44











Reportable Segment Data

                              Net Sales            Income Before Taxes
                      ------------------------   ------------------------
                        1998     1997     1996     1998     1997     1996
                      ------   ------   ------   ------   ------   ------
Pharmaceutical       $ 5,604   $3,620   $2,505   $1,474   $  830   $  478
Consumer Health Care   2,722    2,691    2,797      510      549      527
Confectionery          1,888    1,869    1,929      159      185      260
                     -------   ------   ------   ------   ------   ------
Total Segments        10,214    8,180    7,231    2,143    1,564    1,265
Corporate (1)              -        -        -     (377)    (331)    (157)
                     -------   ------   ------   ------   ------   ------
Consolidated Total   $10,214   $8,180   $7,231   $1,766   $1,233   $1,108
                     -------   ------   ------   ------   ------   ------



                           Segment Assets  (2)  Depreciation/Amortization     Capital Expenditures
                      ------------------------  -------------------------    ------------------------
                        1998     1997     1996     1998     1997     1996     1998     1997     1996
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Pharmaceutical        $3,184   $2,624   $1,874     $127     $113     $ 88     $491     $251     $177
Consumer Health Care   2,471    2,384    2,433       85       83       67       90      108       82
Confectionery            960      908    1,070       49       51       48       78       80      102
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Total Segments         6,615    5,916    5,377      261      247      203      659      439      361
Corporate (3)          2,616    2,115    1,820       35       28       28       62       56       28
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Consolidated Total    $9,231   $8,031   $7,197     $296     $275     $231     $721     $495     $389
                      ------   ------   ------   ------   ------   ------   ------   ------   ------


(1) Corporate expense includes general corporate income and expense, corporate investment income and interest expense. Corporate expense in 1998 includes a pretax gain on the sale of the company's Rochester, Michigan manufacturing plant and certain minor prescription products of $67 which was offset by costs related to the company's plans to close two foreign manufacturing facilities. Corporate expense in 1996 includes a $75 pretax gain on the sale of Warner Chilcott Laboratories.
(2) Segment assets consist of Accounts receivable, Inventories, Intangible assets, Other investments and Property, plant and equipment.
(3) Corporate assets include Cash and cash equivalents, and other unallocated assets.


Geographic Data

                        1998      1997      1996                             1998      1997     1996
                        ----     -----     -----                             ----      ----     ----
Net Sales:  (a)                                   Long-Lived Assets:
     United States   $ 5,887    $4,200    $3,185        United States      $1,515    $1,405   $1,249
     Foreign           4,327     3,980     4,046        Ireland               311       125       38
                     -------    ------    ------        Germany               248       205      144
     Total           $10,214    $8,180    $7,231        All other foreign     701       692      737
                     -------    ------    ------                          -------    ------   ------
                                                        Total              $2,775    $2,427   $2,168
                                                                          -------    ------   ------

(a) Net sales are attributed to countries based on location of customer. No single foreign country was material to consolidated Net sales.

Report by Management

Management of Warner-Lambert Company has prepared the accompanying consolidated financial statements and related information in conformity with generally accepted accounting principles and is responsible for the information and representations in such financial statements, including estimates and judgments required for their preparation. PricewaterhouseCoopers LLP, independent accountants, has audited the consolidated financial statements and their report appears herein.

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

PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of Warner-Lambert Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
--------------------

400 Campus Drive
Florham Park, New Jersey
January 25, 1999

Quarterly Financial Information:

(Dollars in millions, except per share amounts)

----------------------------------------------------------------------------
                                              1998 Quarters
----------------------------------------------------------------------------
                                 First       Second       Third       Fourth
----------------------------------------------------------------------------
Net sales                     $2,218.9     $2,556.7    $2,560.2     $2,877.9
Gross profit                   1,614.3      1,900.9     1,913.8      2,155.4
Net income                       279.3        338.1       295.5        341.1

Net income per common share*:
   Basic                           .34          .41         .36          .42
   Diluted                         .33          .40         .35          .40
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                              1997 Quarters
----------------------------------------------------------------------------
                                 First       Second       Third       Fourth
----------------------------------------------------------------------------
Net sales                     $1,777.4     $1,966.7    $2,108.3     $2,327.4
Gross profit                   1,228.2      1,373.1     1,494.3      1,676.6
Net income                       204.1        231.4       198.3        235.7

Net income per common share*:
   Basic                           .25          .28         .24          .29
   Diluted                         .24          .28         .24          .28
----------------------------------------------------------------------------

*Amounts reflect a three-for-one stock split effective May 1998.

Market Prices of Common Stock and Dividends*:

------------------------------------------------------------------------------
                     1998 Range of Prices          1997 Range of Prices
------------------------------------------------------------------------------
                                     Dividends                       Dividends
                  High      Low      per Share    High       Low     per Share
------------------------------------------------------------------------------
First quarter   $56   7/8   $39 3/8   $.16     $31  5/64  $23 11/64    $.13
Second quarter   71  9/16    55        .16      41 53/64   27   7/8     .13
Third quarter    85 15/16    64 3/4    .16      49  5/64   41  7/16     .13
Fourth quarter   82          60 1/8    .16      50   7/8   36 11/64     .13
------------------------------------------------------------------------------

*Amounts reflect a three-for-one stock split effective May 1998.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS

NET SALES
---------
Sales in 1998 of $10.2 billion were 25 percent higher than in 1997. Sales increased 28 percent adjusting for the unfavorable impact of foreign exchange rate changes. Unit volume grew by 29 percent offset by price decreases of 1 percent.

Sales in 1997 of $8.2 billion were 13 percent higher than in 1996. Sales increased 17 percent adjusting for the unfavorable impact of foreign exchange rate changes. Unit volume grew by 16 percent with price increases adding 1 percent to sales growth.

On a geographic basis, U.S. sales increased $1.7 billion or 40 percent to $5.9 billion in 1998. International sales increased $347 million or 9 percent to $4.3 billion. At constant exchange rates, international sales increased 15 percent. U.S. sales in 1997 increased $1.0 billion or 32 percent to $4.2 billion from 1996. International sales decreased $66 million or 2 percent to $4.0 billion in 1997. At constant exchange rates, international sales increased 6 percent.

Pharmaceutical Products
-----------------------
(Dollars in millions)

                              1998            1997         1996
                         -------------   -------------   --------
Net Sales                $5,604  +55%    $3,620  +45%    $2,505

Worldwide pharmaceutical sales increased 55 percent to $5.6 billion in 1998 compared to 1997. The sales increase was primarily attributable to the continued growth of the cholesterol-lowering agent LIPITOR, the oral agent for the treatment of type 2 diabetes REZULIN, the anticonvulsant NEURONTIN and the antihypertensive ACCUPRIL which achieved worldwide sales as follows:

                            Year ended            Year ended
                         December 31, 1998     December 31, 1997
(Dollars in millions)    -----------------     -----------------
LIPITOR                        $2,185                $865
REZULIN                           748                 420
NEURONTIN                         514                 292
ACCUPRIL                          454                 378

With the growth of these products, pharmaceutical segment sales now represent a significantly greater percentage of the company's total sales and profits, particularly in the U.S. and to a lesser degree in international markets.

Pharmaceutical sales in the U.S. increased 75 percent to $3.8 billion in 1998. International pharmaceutical sales increased 26 percent to $1.8 billion in 1998 or 32 percent at constant exchange rates.

Worldwide sales of LIPITOR more than doubled to $2.2 billion in 1998 compared to 1997. LIPITOR has recently received additional indications for types III (dysbetalipoproteinemia) and IV (isolated hypertriglyceridemia) lipid disorders. As a result, LIPITOR continues to be the cholesterol-lowering medication indicated for the broadest range of lipid abnormalities. LIPITOR now holds a 38 percent share of new prescriptions in the U.S. cholesterol-lowering market. In most countries Warner-Lambert co-promotes LIPITOR through a ten-year marketing agreement with Pfizer Inc. The agreement includes a quid-pro-quo provision giving Warner-Lambert the right to co-promote one of Pfizer's products.

REZULIN achieved worldwide sales of $748 million during 1998. Warner-Lambert markets REZULIN with Sankyo Company, Ltd., from whom the company licenses the product for North America and other areas. Since its launch in March 1997, more than 1.4 million Americans with type 2 diabetes have initiated treatment with REZULIN.

Warner-Lambert and the FDA have been discussing reports of rare adverse liver events (including liver-related deaths) associated with REZULIN. The company has modified the labeling of the product to provide for the monitoring of liver enzymes in an effort to reduce the occurrence of these rare events. The FDA has scheduled a meeting of the Endocrinologic and Metabolic Drugs Advisory Committee for March 26, 1999 to discuss the REZULIN post-marketing safety data as well as the company's supplemental new drug application for combination therapy with metformin and with metformin and sulfonylureas. While the company remains convinced of the favorable risk/benefit profile of the drug, it cannot predict the outcome of that meeting or what action, if any, the FDA may take with respect thereto. Such action can include further labeling changes, including additional monitoring, or removal of REZULIN from the market.

During the third quarter of 1998, the company introduced two new pharmaceutical products, OMNICEF (cefdinir) and CELEXA (citalopram). OMNICEF is a new, broad spectrum cephalosporin antibiotic for the treatment of a wide variety of community-acquired infections. CELEXA is a selective serotonin reuptake inhibitor for the treatment of depression that participates in the $6 billion U.S. market for antidepressants. Warner-Lambert is co-promoting CELEXA in the United States with Forest Laboratories, Inc. CELEXA was developed in the U.S. by Forest Laboratories under license from H. Lundbeck A/S.

Pharmaceutical segment sales in the U.S. increased 83 percent to $2.1 billion in 1997. The sales increase was attributable to the successful 1997 launches of LIPITOR and REZULIN. Other pharmaceutical products in the U.S., including the anticonvulsant DILANTIN, ACCUPRIL and the oral contraceptive LOESTRIN, experienced sales declines due to an adjustment of wholesaler inventory levels during 1997.

International pharmaceutical sales increased 10 percent to $1.5 billion in 1997, 20 percent at constant exchange rates. The increase was attributable to the 1997 launch of LIPITOR in several countries and the May 1997 acquisition of the remaining 66 percent of the Jouveinal group that the company did not already own. Jouveinal sales of $105 million are included in the company's 1997 sales. Prior to April 30, 1997, Jouveinal sales were not reflected in reported Warner-Lambert sales results since the company's 34 percent interest in the Jouveinal group was accounted for using the equity method.

Consumer Health Care Products
-----------------------------
(Dollars in millions)

                              1998            1997         1996
                         -------------   -------------   --------
Net Sales                $2,722    +1%   $2,691    -4%    $2,797

Consumer health care segment sales in the U.S. increased 5 percent to $1.5 billion in 1998. Within the segment, U.S. shaving products sales increased 14 percent to $226 million for the year. The increase is due to strong sales of the PROTECTOR shaving system and the newly designed SLIM TWIN disposable razor. Also contributing to the sales growth within the segment were increased U.S. sales of SUDAFED cold/sinus medication, BENADRYL allergy medication and LISTERINE mouthwash and the launch of LUBRIDERM UV moisturizing and sun protection lotion.

International consumer health care segment sales decreased 3 percent to $1.2 billion in 1998. The decrease reflects the impact of the overall economic weakness in Asian markets coupled with the unfavorable impact of exchange in Canada and Australia. At constant exchange rates, international segment sales increased 3 percent for the year.

Within the consumer health care segment, international sales of the company's shaving products decreased 4 percent to $518 million and was unchanged at constant exchange rates in 1998. International sales of the company's TETRA pet care products business also fell 5 percent to $114 million and 2 percent at constant exchange rates for the year. Both the shaving products and TETRA pet care divisions were significantly impacted by the broad economic downturn in Southeast Asia and Japan.

During the third quarter of 1998 the company introduced the new QUANTERRA line of standardized herbal supplements in the U.S. QUANTERRA Mental Sharpness, with Ginkgo Biloba, and QUANTERRA Prostate, with Saw Palmetto, represent the first two products in a new line of clinically proven herbal supplements. In January 1999 the company introduced QUANTERRA Emotional Balance with St. John's Wort. These products address the rapidly growing demand for complementary medicines - a market driven by strong consumer interest and the increasing integration of complementary medicines into clinical practice by health care professionals.

Net sales, presented in graphic format, were $6,416.8 million in 1994, $7,039.8 million in 1995, $7,231.4 million in 1996, $8,179.8 million in 1997 and $10,213.7 million in 1998.

On December 31, 1998, Warner-Lambert Company and certain of its affiliates and Glaxo Wellcome plc and certain of its affiliates (Glaxo Wellcome) entered into transactions in various countries whereby Glaxo Wellcome transferred to Warner-Lambert rights to OTC ZANTAC products in the United States and Canada, and Warner-Lambert principally transferred to Glaxo Wellcome its rights to OTC ZANTAC products in all other markets and its rights to OTC ZOVIRAX, OTC BECONASE and future Glaxo Wellcome prescription to OTC switch products in all markets. These OTC products had been marketed through joint ventures between Warner-Lambert and Glaxo Wellcome which were formed to develop, seek approval of and market OTC versions of Glaxo Wellcome prescription drugs. These joint ventures were accounted for as equity method investments and therefore none of the sales are currently reflected in reported sales. For financial reporting purposes, the December 31, 1998 transactions, which ended the joint venture relationships between Warner-Lambert and Glaxo Wellcome, were accounted for as a nonmonetary exchange of similar assets with no gain or loss recognized. In 1998 the joint ventures recorded ZANTAC 75 sales of $170 million in the United States and Canada.

Consumer health care sales in the U.S. of $1.4 billion were essentially unchanged for 1997. U.S. shaving products sales increased 22 percent to $199 million in 1997 due to the launch of the PROTECTOR shaving system and the newly designed SLIM TWIN disposable razor.

International consumer health care sales fell 8 percent to $1.3 billion for 1997, or 1 percent at constant exchange rates. In mid-1996 the Glaxo Wellcome Warner-Lambert joint venture agreement was revised to include ZOVIRAX cold sore cream. Therefore, ZOVIRAX sales are no longer recorded in the company's consolidated sales since the company uses the equity method of accounting for this joint venture. If international sales of the Glaxo Wellcome Warner-Lambert joint venture were consolidated, the decline in international sales would have been positively impacted by 2 percentage points.

Net income per share - diluted, presented in graphic format, was $.86 in 1994, $.90 in 1995, $.95 in 1996, $1.04 in 1997 and $1.48 in 1998. These amounts reflect a three-for-one stock split effective May 1998.

International shaving products sales decreased 6 percent to $540 million in 1997 but increased 3 percent at constant rates. The negative currency impact related to shaving products sales is due to weakness in the Japanese yen and the German mark. International sales of the company's TETRA pet care products business fell 16 percent to $121 million, or 7 percent at constant exchange rates. This decline was primarily attributable to Japan, where sales fell due to market weakness and the decrease in the value of the yen.

Confectionery Products
----------------------
(Dollars in millions)

                              1998            1997         1996
                         -------------    ------------    -------
Net Sales                 $1,888   +1%    $1,869   -3%     $1,929

Confectionery sales in the U.S. increased 3 percent to $659 million in 1998 due to strong sales of DENTYNE ICE and TRIDENT chewing gum and CERTS COOL MINT DROPS and CERTS Powerful Mints breath fresheners.

International confectionery sales of $1.2 billion in 1998 were virtually unchanged compared to 1997 but increased 7 percent at constant exchange rates. The increase at constant exchange rates is primarily due to strong sales in Mexico, where sales increased across all gum brands, and successful product launches in Japan. The negative impact of exchange for the year was most significant in Brazil, Japan, Colombia and Canada.

Confectionery sales in the U.S. increased 7 percent to $641 million in 1997 primarily due to the launches of DENTYNE ICE chewing gum, HALLS Zinc Defense cold season dietary supplement and CERTS Powerful Mints breath freshener.

International confectionery sales were $1.2 billion in 1997, a decrease of 7 percent or 2 percent at constant exchange rates. The international sales decline was primarily attributable to Japan, where sales fell due to intense competition, market weakness and the decrease in the value of the yen and was partly attributable to the weakness in most European currencies.

COSTS AND EXPENSES
------------------
Cost of goods sold increased 9 percent in 1998 and 3 percent in 1997. As a percentage of net sales, cost of goods sold fell to 25.7% from 29.4% in 1997 and 32.5% in 1996. The improvement in the ratio was partly attributable to an increase in pharmaceutical segment product sales, with generally higher margins than consumer health care or confectionery products, as a percentage of total company sales. Also contributing to the improvement in the ratio was a favorable product mix within the pharmaceutical segment.

Selling, general and administrative expense in 1998 and 1997 increased 30 percent and 18 percent, respectively. Pharmaceutical segment expenses significantly increased in 1998 and 1997 to support new products. Quarterly settlements of co-promotion agreements related to LIPITOR and REZULIN are recorded in selling expense. In 1997, international pharmaceutical segment expenses also increased partly due to the May 1997 Jouveinal acquisition. As a percentage of net sales, selling, general and administrative expense was 46.9% compared with 44.9% in 1997 and 43.1% in 1996.

Research and development expense increased 30 percent and 21 percent in 1998 and 1997, respectively. As a percentage of net sales, research and development expense was 8.6% in 1998, 8.2% in 1997 and 7.7% in 1996. For 1999 the company plans to invest over $1 billion in research and development, a projected increase of over 20 percent compared with 1998.

Other expense (income), net in 1998 compared favorably by $37 million to 1997. The favorability is primarily attributable to income of $29 million realized from the Glaxo Wellcome Warner-Lambert joint venture in 1998 as compared to a loss in 1997 of $14 million. Other expense (income), net in 1998 includes a gain on the sale of the company's Rochester, Michigan manufacturing plant and certain minor prescription products of $67 million which was offset by costs related to the company's plans to close two foreign manufacturing facilities.

Other expense (income), net in 1997 included increases in intangible amortization of $25 million and net interest expense of $34 million. These increases resulted primarily from the company's purchase of Glaxo Wellcome's interest in the Warner Wellcome joint venture operations in mid-1996 and, to a lesser degree, the May 1997 Jouveinal acquisition.

INCOME TAXES
------------

                                    1998         1997       1996
                                    ----         ----       ----
Effective tax rate:
  As reported                       29.0%        29.5%      27.3%
  After minority interests          29.0%        29.5%      29.0%

The company's 1998 tax rate on a reported basis decreased .5 percentage points due to increased income generated in foreign jurisdictions with lower tax rates, partially offset by reduced U.S. possession tax credits.

The company's 1997 tax rate on a reported basis increased 2.2 percentage points. An increase of 1.7 percentage points resulted from the absence of minority interests in 1997. In addition, a net increase of .5 percentage points is related to a 1996 tax law change that subjects a greater amount of income in Puerto Rico to taxation as well as to increased taxes on income generated in high tax jurisdictions. These increases are partly offset by the absence of higher taxes on the 1996 gain from the sale of the Warner Chilcott business, the favorable impact of the extension of the U.S. research tax credit enacted in August 1997 and the favorable impact of the liquidation of a foreign affiliate.

The company anticipates a slight decrease in its effective tax rate in 1999. The projected decrease is primarily due to increased income generated in foreign jurisdictions with lower tax rates.

NET INCOME
----------
In 1998 net income of $1.3 billion increased 44 percent and diluted earnings per share of $1.48 increased 42 percent. In 1997 net income of $870 million increased 11 percent and diluted earnings per share of $1.04 increased 9 percent. Based on current planning assumptions, the company expects to increase earnings per share by 30 percent in 1999.

Research and development expenditures, presented in graphic format, were $456.0 million in 1994, $501.2 million in 1995, $554.8 million in 1996, $672.2 million in 1997 and $877.2 million in 1998.

LIQUIDITY AND FINANCIAL CONDITION
---------------------------------
Selected data:
(Dollars in millions)

                                   1998        1997         1996
                                 -------     -------      -------
Net debt                           $531      $1,347       $1,712
Net debt to net capital(equity
     and net debt)                   13%         32%          40%
Return on average shareholders'
    equity                           39%         32%          33%
Return on average total assets       15%         11%          12%

Net debt (total debt less cash and cash equivalents and other nonequity securities) decreased $816 million from December 31, 1997. Cash and cash equivalents were $911 million at December 31, 1998, an increase of $155 million from December 31, 1997. The company also held $75 million in nonequity securities, included in other asset categories, that management views as cash equivalents for purposes of calculating net debt, representing a decrease of $26 million from December 31, 1997. The total increase in cash and cash equivalents of $129 million combined with a decrease in total debt of $687 million accounts for the total decrease in net debt.

Net debt decreased $365 million in 1997 from December 31, 1996. Cash and cash equivalents were $757 million at December 31, 1997, an increase of $366 million from December 31, 1996. The company also held $100 million in nonequity securities, included in short-term investments and investments and other assets, that management views as cash equivalents, representing a decrease of $97 million from 1996. This net increase of $269 million is primarily attributable to an increase in cash provided by operating activities which was partly attributable to the timing of new product co-promotion payments which are made subsequent to the end of each quarter. Total debt of $2.2 billion at December 31, 1997, decreased $96 million from December 31, 1996.

In 1998 cash provided by operating activities of $2.0 billion was primarily used to fund capital expenditures of $721 million, to reduce total debt by $687 million and to pay dividends of $525 million. In 1997 cash provided by operating activities of $1,564 million was primarily used to fund capital expenditures of $495 million, to pay dividends of $413 million and for business acquisitions of $229 million.

Planned capital expenditures for 1999 are estimated to be $990 million in support of additional manufacturing operations and expanded research facilities. Over the next four years the company plans to invest nearly $1 billion in pharmaceutical research and manufacturing infrastructure alone. The company believes that the amounts available from operating cash flow and future borrowings will be sufficient to meet expected operating needs and planned capital expenditures for the foreseeable future.

The company has readily available financial resources, including unused worldwide lines of credit totaling $1.4 billion. The company has the ability to issue commercial paper at favorable rates. The lines of credit support commercial paper and bank borrowing arrangements. As of December 31, 1997, the company had shelf registrations filed with the Securities and Exchange Commission under which it could issue up to $850 million of debt securities for general corporate purposes. In January 1998, the company refinanced certain other debt by issuing $250 million of 5 3/4% notes due 2003 and $250 million of 6% notes due 2008 leaving $350 million of debt registered under the shelf registration.

In January 1999, the Board of Directors approved a 25 percent increase in the quarterly dividend to $.20 per share payable in the first quarter of 1999. The company anticipates that the quarterly dividend rate will remain $.20 per share during 1999 and that dividends will be paid with cash provided by operations.

MARKET RISK
-----------
The company's primary market risk exposures consist of interest rate risk and foreign currency exchange risk. See Note 10 "Financial Instruments" to the consolidated financial statements for the company's objectives and strategies for managing potential exposures related to these risks.

Management primarily uses derivative instruments, the majority of which are forward exchange contracts involving multiple currencies, to hedge exposures to certain foreign currency fluctuations as described in Note 10. As hedges, gains and losses on forward contracts are offset by the effects of currency movements on respective underlying hedged transactions. Therefore, with respect to derivative instruments outstanding at December 31, 1998, a change of 10 percent in currency rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

The company holds certain instruments, primarily debt obligations, which are sensitive to changes in market interest rates. At December 31, 1998, the majority of the company's variable rate debt consisted of short-term commercial paper which is subject to changes in market interest rates. However, at December 31, 1998, a change of 10 percent in interest rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

OTHER MATTERS
-------------
EURO

On January 1, 1999, the euro was introduced as the common currency in the 11 European Union member states participating in the Economic and Monetary Union. The conversion to the euro provides for a three-year transition period during which transactions may be conducted using either the euro or the legacy currency of the participating country. Effective January 1, 2002, only the euro will be legal tender in these countries. The company has proactively prepared for the advent of the single European currency. Modifications to information systems have proven to be effective in processing business transactions. Further steps toward the adoption of the euro as the sole currency in these countries will be taken during the transition period to meet the January 2002 deadline. The company has invested and continues to invest in a training and communication program to enable its colleagues to understand, address and communicate the implications of the single currency.

Increased price transparency resulting from conversion to a single currency is not expected to have a material impact on the pharmaceutical business because individual European countries closely regulate pricing of pharmaceutical products. Pricing issues in the consumer health care and confectionery businesses have been identified and incorporated into our normal business planning process. On a total company basis pricing issues are expected to have a neutral impact on our business.

YEAR 2000

In early 1995 the company embarked on a reengineering initiative to replace certain of its information systems and related technology infrastructure which also addressed Year 2000 issues. The company began specifically addressing its Year 2000 issues in 1996 and expanded its efforts in 1997 by creating a multi-disciplinary Year 2000 Task Force to coordinate the company's Year 2000 compliance activities. The Year 2000 Task Force is chaired by the company's Vice President and Associate General Counsel, Worldwide Corporate Compliance, who reports on all Year 2000 and Task Force issues to the company's Office of the Chairman. The Task Force makes regular reports on the status and progress of the company's Year 2000 compliance program to the Office of the Chairman and the Audit Committee of the company's Board of Directors.

Within the business units of the company, senior managers have been assigned responsibility for directing the Year 2000 compliance efforts of each business and these managers have formed teams to assist them in doing so. In addition, the company has retained external consultants for critical and specialized aspects of its compliance strategy. The company's Year 2000 compliance efforts are directed toward all aspects of its worldwide operations, including office systems, manufacturing and processing, quality control and assurance, distribution, sales and marketing, finance and administration, research and development, and facilities. These efforts apply to both information and embedded technology systems.

The company has made considerable progress towards achieving Year 2000 compliance. It is pursuing compliance by addressing both its internal technology systems and its business stakeholders, whose own technology systems must also be compliant.

Dividends per share, presented in graphic format, were $.41 in 1994, $.43 in 1995, $.46 in 1996, $.51 in 1997 and $.64 in 1998. These amounts reflect a three-for-one stock split effective May 1998. A 26 percent dividend increase in 1998 marked the 47th consecutive year of dividend increases.

The company continues to follow its 5-step approach for resolving Year 2000 issues regarding its internal technology systems. The five steps are: (1) inventory of all date-dependent systems; (2) assessment of inventoried systems to identify the systems that are non-Year 2000 compliant; (3) remediation of noncompliant systems; (4) testing of remediated and compliant systems to verify Year 2000 compliance; and (5) implementation and monitoring of remediated systems for ongoing compliance. The company has been assisted by its external consultants in performing its inventory and assessment, in developing and implementing remediation strategies and in developing test protocols and strategies.

In pursuing this strategy, the company has identified its "mission critical" information and embedded technology systems, and is giving its primary attention to those systems. A mission critical system is a high priority system whose failure would adversely impact other systems or cause material loss or disruption of business for the company or third parties. A majority of the company's mission critical projects have been completed and are being monitored on an ongoing basis. The company plans to complete its mission critical projects and non-mission critical projects by the third quarter of 1999. To verify its progress, the company has an active internal audit program in place, utilizing internal resources and external consultants.

The company also continues to follow its 5-step approach for addressing the Year 2000 compliance of its business stakeholders (the suppliers, vendors, customers, distributors, business partners, government agencies, public utilities, etc. on which the company relies in doing business). The five steps are: (1) inventory, or identification, and prioritization of all business stakeholders; (2) assessment of Year 2000 readiness of the business stakeholders; (3) monitoring of the ongoing Year 2000 efforts of the business stakeholders; (4) verification of business stakeholder assurances of Year 2000 compliance; and (5) auditing of business stakeholders, if possible and as necessary.

In addition to prioritizing business stakeholders, the company has identified those business stakeholders it considers mission critical and is giving its primary attention to them. The company has substantially completed its inventory of its mission critical business stakeholders (Step 1) and has assessed the majority of them (Step 2) and is monitoring their Year 2000 compliance progress through the use of written questionnaires, oral inquiries, on-site visits and other means (Step 3). In some cases, the company has completed the verification and auditing steps (4 and 5). With respect to business stakeholders, the company currently anticipates completing its inventory and assessment, and substantially completing verification, to the extent possible or permitted, of its business stakeholders by mid-1999. Ongoing monitoring, verification and any necessary audits will continue throughout 1999.

Year-end stock price, presented in graphic format, was $12 53/64 in 1994, $16 3/16 in 1995, $25 in 1996, $41 25/64 in 1997 and 75 3/16 in 1998. These amounts reflect a three-for-one stock split effective May 1998. The value of Warner-Lambert stock has increased 568 percent in the last five years or 646 percent with dividends reinvested.

Management continues to assess the business risks associated with Year 2000 compliance issues and is developing contingency plans, as needed, to address the potential Year 2000 failure of mission critical internal information and embedded technology systems and business stakeholders. If such failures should occur, they could potentially cause the company to experience delays in receipt of raw materials for manufacturing, interruptions in manufacturing resulting from possible third party or internal systems compliance issues, delayed shipments of finished product and non-provision of critical services, such as utility services, among other issues. Contingency plans being developed include increases in certain inventory levels, use of alternate suppliers, and other backup procedures. Management expects to implement specific contingency plans which it determines to be both prudent and cost effective.

Year 2000-related maintenance and modification costs will be expensed as incurred, while the costs of new information technology will be capitalized and amortized in accordance with company policy. Management currently estimates incremental expenditures of approximately $120 million will be necessary to address and remediate Year 2000 compliance issues, of which approximately $50 million has been incurred as of December 31, 1998. Currently unforeseen developments or delays could cause this cost estimate to change.

Although management believes that its Year 2000 compliance program reduces the risk of an internal compliance failure and is taking a proactive approach with business stakeholders, there can be no assurances that the company or its business stakeholders will achieve timely Year 2000 compliance or that such noncompliance will not have a material adverse impact on the company.

ACQUISITION

On January 26, 1999, the company announced a definitive agreement to acquire Agouron Pharmaceuticals, Inc., an integrated pharmaceutical company committed to the discovery and development of innovative therapeutic products for treatment of cancer, AIDS and other serious diseases. Agouron achieved total revenues of $467 million for the fiscal year ended June 30, 1998. Under the terms of the agreement, which is valued at approximately $2.1 billion, each share of Agouron stock will be exchanged for a certain amount of Warner-Lambert stock. The exact exchange ratio will be based on the average price of Warner-Lambert stock prior to closing. The transaction will be accounted for as a pooling of interests and will require the approval of Agouron's shareholders and customary regulatory approvals. The transaction will not require Warner-Lambert shareholder approval.

ENVIRONMENTAL

The company is involved in various administrative or judicial proceedings related to environmental actions initiated by the Environmental Protection Agency (EPA) under the Comprehensive Environmental Response, Compensation and Liability Act (also know as Superfund) or by state authorities under similar state legislation, or by third parties. For some of the sites, other parties (defined as potentially responsible parties) may be jointly and severally responsible, along with Warner-Lambert, to pay remediation and other related expenses. For other sites, for example, those sites which the company currently owns or previously owned, the company may be the sole party responsible for clean-up costs. While it is not possible to predict with certainty the outcome of such matters or the total cost of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's financial position, liquidity, cash flows or results of operations for any year.

Statements made in this report that state "we believe," "we expect" or otherwise state the company's predictions for the future are forward-looking statements. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Exhibit 99 of the company's December 31, 1998 Form 10-K filed with the Securities and Exchange Commission. Exhibit 99 to the Form 10-K is incorporated by reference herein.

Product names appearing in capital letters are trademarks of Warner-Lambert Company, its affiliates, related companies or its licensors. ZANTAC, ZANTAC 75, ZOVIRAX and BECONASE are registered trademarks of Glaxo Wellcome, its affiliates, related companies or licensors. CELEXA is a registered trademark of Forest Laboratories Inc., its affiliates, related companies or its licensors. OMNICEF is a registered trademark of Fujisawa Pharmaceutical Co., Ltd.