Form 10-K405/A, Exhibit 13
period 1998-12-31
WARNER LAMBERT CO
filed 1999-04-19
CIK 104669

ITEM 6. Selected Financial Data
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

ITEM 8. Financial Statements and Supplementary Data

                     Warner-Lambert Company and Subsidiaries
                      Consolidated Statements of Income and
                              Comprehensive Income

----------------------------------------------------------------------
Years Ended December 31,                 1998         1997        1996
----------------------------------------------------------------------
                       (Dollars in millions, except per share amounts)
NET INCOME

Net sales                           $10,213.7     $8,179.8    $7,231.4
----------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                 2,629.3      2,407.6     2,346.9
   Selling, general and
     administrative                   4,788.1      3,676.3     3,115.8
   Research and development             877.2        672.2       554.8
   Other expense (income), net          152.9        190.3        37.2
----------------------------------------------------------------------
       Total costs and expenses       8,447.5      6,946.4     6,054.7
----------------------------------------------------------------------
Income before income taxes and
   minority interests                 1,766.2      1,233.4     1,176.7
   Provision for income taxes           512.2        363.9       321.2
   Minority interests                       -            -        69.0
----------------------------------------------------------------------
Net income                          $ 1,254.0     $  869.5    $  786.5
----------------------------------------------------------------------
Net income per common share*:
   Basic                            $    1.53     $   1.07    $    .97
   Diluted                          $    1.48     $   1.04    $    .95
----------------------------------------------------------------------
Cash dividends per common share*    $     .64     $    .51    $    .46
----------------------------------------------------------------------

COMPREHENSIVE INCOME

Net income                          $ 1,254.0     $  869.5    $  786.5
Other comprehensive income
    (net of tax):
   Foreign currency translation          57.7       (193.8)      (19.9)
   Other                                (18.1)       (14.6)        6.4
----------------------------------------------------------------------
   Total other comprehensive income      39.6       (208.4)      (13.5)
----------------------------------------------------------------------
Comprehensive income                $ 1,293.6     $  661.1    $  773.0
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

The company has consistently reported using a December 31 consolidated reporting year end. Through December 31, 1995 international affiliates reported on a fiscal-year basis ending November 30. Effective January 1, 1996, the company's international operations changed to a calendar-year basis ending December 31. The change was made primarily to reflect the results of these operations on a more timely basis. The results of operations for international subsidiaries for the month of December 1995 are included as a charge of $18.8 against retained earnings.

Reclassification - Certain prior year amounts have been reclassified to conform with current year presentation.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts. Actual amounts could differ from those estimates.

Revenue recognition - Sales are recorded as product is shipped to customers. Provisions for discounts, returns and other allowances are recorded in the same period the related sales are recognized.

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

Note 4 - Acquisitions and Divestitures:

On January 26, 1999, Warner-Lambert announced a definitive agreement to acquire Agouron Pharmaceuticals, Inc., an integrated pharmaceutical company committed to the discovery and development of innovative therapeutic products for treatment of cancer, AIDS and other serious diseases. Agouron achieved total revenues of $466.5 million for the fiscal year ended June 30, 1998. Under the terms of the agreement, which is valued at approximately $2.1 billion, each share of Agouron stock will be exchanged for a certain amount of Warner-Lambert common stock. The exact exchange ratio will be based on the average price of Warner-Lambert stock prior to closing. The transaction will be accounted for as a pooling of interests and will require the approval of Agouron's shareholders and customary regulatory approvals. The transaction will not require Warner-Lambert shareholder approval.


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


On May 21, 1997, Warner-Lambert purchased the remaining 66 percent of the Jouveinal group it did not already own. Consideration for this acquisition, including estimated acquisition costs, net of cash acquired and proceeds from the sale of certain acquired assets, was approximately $117. In January 1993, Warner-Lambert initially acquired a 34 percent interest in Jouveinal, a privately held French pharmaceutical group. Prior to the acquisition of the remaining interest, Jouveinal was accounted for as an equity method investment. In addition, the company acquired two Irish manufacturing facilities from Hickson Pharmachem Limited and Plaistow Limited, respectively, during the second quarter of 1997 for approximately $118. The consideration for these three acquisitions was primarily charged to intangible assets and is being amortized over periods of 40 years for goodwill and 5 to 20 years for trademarks and other intangibles. The transactions were financed with a long-term credit facility.

In 1996, Warner-Lambert purchased Glaxo Wellcome's minority interest in the Warner Wellcome joint venture operations. The transaction was completed in the second half of the year. Total consideration for the acquisition, including estimated acquisition costs, was approximately $1.1 billion, which was charged primarily to goodwill and trademarks and is being amortized primarily over 40 years. The transaction was financed with commercial paper. Warner-Lambert entered into an agreement in December 1993 with Wellcome plc to establish this joint venture with operations in various countries to develop and market a broad range of OTC products. The joint venture commenced operations in 1994. Glaxo plc acquired Wellcome plc in 1995 and changed the name of the combined company to Glaxo Wellcome plc.

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

Note 5- International Operations:

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
---------------------------------------------------------------------

Depreciation expense totaled $236.5, $218.8 and $199.1 in 1998, 1997 and 1996, respectively. Depreciation expense is charged to various income statement line items based upon the functions utilizing subject assets.

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
---------------------------------------------------------------------

Amortization expense, which is reflected in Other expense (income), net, totaled $59.8, $56.7 and $31.7 in 1998, 1997 and 1996, respectively.

At December 31, 1998 and 1997, Goodwill is being amortized primarily over 40 years and Trademarks and other intangibles are being amortized over a weighted average of approximately 33 years.

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

The company provides other postretirement benefits, primarily health insurance, to qualifying domestic retirees and their dependents. These plans are currently noncontributory for domestic employees who retired prior to January 1, 1992. Effective January 1, 1998 the company expanded the health insurance program by offering contributory benefits to all domestic employees who have retired after December 31, 1991 and their dependents, and future retirees meeting minimum age and service requirements. This amendment increased the accumulated postretirement benefit obligation by $88.8 million as of December 31, 1997. This amount is being amortized to expense over the average remaining employee service period of six years to reach eligibility at age 55. Postretirement benefits for foreign subsidiary employees are not material.

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

Valuation allowances on deferred tax assets are provided if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

Common stock issued was $962.0, $320.7 and $320.7 at December 31, 1998, 1997 and 1996, respectively.

Changes in certain components of shareholders' equity are summarized as follows:

-------------------------------------------------------------------------
                                              Treasury Stock
                               Capital in   --------------------
                                Excess of   Shares in            Retained
                                Par Value   Thousands      Cost  Earnings
--------------------------------------------------------------------------
Balance at December 31, 1995     $  218.0    (24,731) $  (958.3) $3,042.9
Two-for-one stock split            (160.3)   (24,731)         -         -
Shares repurchased, at cost             -     (2,423)    (138.9)        -
Employee benefit plans               62.2      2,429       31.7         -
Net income                              -          -          -     786.5
Cash dividends paid                     -          -          -    (374.4)
International operations
  year-end change (Note 1)              -          -          -     (18.8)
--------------------------------------------------------------------------
Balance at December 31, 1996        119.9    (49,456)  (1,065.5)  3,436.2
Shares repurchased, at cost             -     (1,436)    (135.2)        -
Employee benefit plans              105.5      2,455       36.2         -
Net income                              -          -          -     869.5
Cash dividends paid                     -          -          -    (413.1)
--------------------------------------------------------------------------
Balance at December 31, 1997        225.4    (48,437)  (1,164.5)  3,892.6
Three-for-one stock split          (274.2)   (96,873)         -    (367.1)
Shares repurchased, at cost             -     (4,050)    (265.2)        -
Employee benefit plans              231.1      8,931       41.7         -
Net income                              -          -          -   1,254.0
Cash dividends paid                     -          -          -    (524.6)
--------------------------------------------------------------------------
Balance at December 31, 1998     $  182.3   (140,429) $(1,388.0) $4,254.9
--------------------------------------------------------------------------

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

The company accrues costs for an estimated environmental liability when management becomes aware that a liability is probable and is able to reasonably estimate the company's share. Generally, that occurs no later than when feasibility studies and related cost assessments of remedial techniques are completed, and the extent to which other potentially responsible parties (PRPs) can be expected to contribute is determined. For most sites, there are other PRPs that may be jointly and severally liable to pay all cleanup costs. As of December 31, 1998 and 1997, the accrual for environmental liabilities was approximately $34 covering 50 and 48 sites, respectively. Outside consultants are generally used to assess the costs of remediation. Accruals are established based on current technology and are not discounted. While it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information, those costs, if any, cannot be estimated currently.

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

Reportable segments are comprised as follows: Pharmaceutical - consisting of ethical pharmaceuticals, biologicals and empty hard-gelatin capsules; Consumer Health Care - consisting of OTC, shaving and pet care products; Confectionery - consisting of chewing gums, breath mints and cough tablets.

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

Reportable Segment Data

                              Net Sales            Income Before Taxes
                      ------------------------   ------------------------
                        1998     1997     1996     1998     1997     1996
                      ------   ------   ------   ------   ------   ------
Pharmaceutical       $ 5,604   $3,620   $2,505   $1,474   $  830   $  478
Consumer Health Care   2,722    2,691    2,797      510      549      527
Confectionery          1,888    1,869    1,929      159      185      260
                     -------   ------   ------   ------   ------   ------
Total Segments        10,214    8,180    7,231    2,143    1,564    1,265
Corporate (1)              -        -        -     (377)    (331)    (157)
                     -------   ------   ------   ------   ------   ------
Consolidated Total   $10,214   $8,180   $7,231   $1,766   $1,233   $1,108
                     =======   ======   ======   ======   ======   ======


                           Segment Assets  (2)  Depreciation/Amortization     Capital Expenditures
                      ------------------------  -------------------------   ------------------------
                        1998     1997     1996     1998     1997     1996     1998     1997     1996
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Pharmaceutical        $3,184   $2,624   $1,874   $  127   $  113   $   88   $  491   $  251   $  177
Consumer Health Care   2,471    2,384    2,433       85       83       67       90      108       82
Confectionery            960      908    1,070       49       51       48       78       80      102
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Total Segments         6,615    5,916    5,377      261      247      203      659      439      361
Corporate (3)          2,616    2,115    1,820       35       28       28       62       56       28
                      ------   ------   ------   ------   ------   ------   ------   ------   ------
Consolidated Total    $9,231   $8,031   $7,197   $  296   $  275   $  231   $  721   $  495   $  389
                      ======   ======   ======   ======   ======   ======   ======   ======   ======

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

(2) Segment assets consist of Accounts receivable, Inventories, Intangible assets, Other investments and Property, plant and equipment.

(3) Corporate assets include Cash and cash equivalents, and other unallocated assets.


Geographic Data

                        1998      1997      1996                             1998      1997      1996
                        ----     -----     -----                             ----      ----      ----
Net Sales:  (a)                                   Long-Lived Assets:

     United States   $ 5,887    $4,200    $3,185        United States     $ 1,515    $1,405    $1,249
     Foreign           4,327     3,980     4,046        Ireland               311       125        38
                     -------    ------    ------        Germany               248       205       144
     Total           $10,214    $8,180    $7,231        All other foreign     701       692       737
                     =======    ======    ======                          -------    ------    ------
                                                        Total             $ 2,775    $2,427    $2,168
                                                                          =======    ======    ======


(a) Net sales are attributed to countries based on location of customer. No single foreign country was material to consolidated Net sales.

Note 18 - Restructuring and Plant Closures:

In 1993 and 1991, the company recorded, as a separate income statement component, restructuring charges of $525.2 ($360.4 after tax or $.45 per share) and $544.0 ($418.0 after tax or $.52 per share), respectively. The total of $1,069.2 was recorded for worldwide rationalization of manufacturing and distribution facilities and for organizational restructuring and related workforce reductions of about 5,500 positions. These rationalization programs were prompted by changes in the company's competitive environment, including the growing impact of managed health care, cost containment efforts in the U.S., cost regulations in Europe, the elimination of trade barriers throughout the world and changes in U.S. tax law. As of December 31, 1998, 24 manufacturing sites were closed and workforce reductions of approximately 4,400 positions were made primarily in the U.S. sales force, Puerto Rico manufacturing, worldwide administrative operations and European research. Activities still to be completed include closing 2 facilities, worldwide work-systems redesign and severance associated with these projects.

Initial 1993 and 1991 provisions and the subsequent utilization by major components are summarized in the table below:


------------------------------------------------------------------------------------------
                                                  Amounts                         Reserve
                                  1993 & 1991    Utilized           Amounts    Balance at
                                Restructuring     Through  Utilized in 1996,     December
                                   Provisions        1995     1997 and 1998      31, 1998
------------------------------------------------------------------------------------------
Severance and related costs          $  468.0      $315.5         $136.9           $15.6
Plant closures and related costs        161.5       120.5           38.4             2.6
Work-systems redesign                    71.5         9.9           40.9            20.7
Operating losses during
  phase-out period                       35.3        35.3              -               -
Other                                   107.3        95.0           11.5              .8
Asset write-offs                        225.6       225.6              -               -
------------------------------------------------------------------------------------------
     Total                           $1,069.2      $801.8         $227.7            $39.7
------------------------------------------------------------------------------------------


Amounts utilized include redistribution among categories based on actual restructuring actions and project forecasts. The company reduced reserve balances designated for severance and related costs by $110.0 and increased balances for plant closures and related costs by $69.2, work-systems redesign by $29.8 and other costs by $11.0. These redistributions were necessary due to delays in completion, higher projected costs for plant closures and the acceleration of the work-systems redesign projects enabling some positions to be eliminated through attrition rather than severance. The original scopes of the restructuring projects and the number of positions to be eliminated remain substantially unchanged.



Reserves are considered utilized when specific restructuring criteria are completed or benefits paid. As of December 31, 1998, Other current liabilities included $31.5 and Other noncurrent liabilities included $8.2 of the remaining restructuring reserve balance to be utilized. The company has determined that the 1991 and 1993 restructuring reserve balance is adequate to cover the remaining restructuring actions and that these restructuring programs will be completed by the fourth quarter of 1999, with spending occurring evenly throughout the year. The payment of the remaining reserves will be funded from operations and will not have a material impact on earnings.


In the first quarter of 1998, the company committed to a plan to close two foreign manufacturing facilities and committed to closing a third foreign manufacturing facility in the third quarter of 1998. The planned closures are due to a consolidation of certain product manufacturing resources in Europe. The costs of the three closings consist primarily of $47 for severance and related expenses, $35 for asset write-offs and $11 for other costs. The provisions for these costs are reflected in Other expense (income), net for the year ended December 31, 1998. The charges will be funded by operations and will not have a material impact on liquidity. The three closures will result in a workforce reduction of approximately 450 positions. As of December 31, 1998 the severance and other amounts have not been expended and $45 is reflected in other current liabilities and $13 is reflected in other long-term liabilities. The $35 in asset write-offs has been reflected as a reduction of property, plant and equipment. Management expects expenditures to occur throughout 1999 with substantially all amounts expended by the end of 1999. Completion of these closures is expected in the first quarter 2000. Cost savings associated with these closures which is expected to be partially realized in 1999 and fully realized in 2000, is estimated to be approximately $28 annually. Management plans to sell the plants following the closures. Proceeds on the sales are not expected to be material.

                                       46A

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

Melvin R. Goodes              Ernest J. Larini
Chairman and Chief            Vice President and
Executive Officer             Chief Financial Officer

Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of Warner-Lambert Company


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Warner-Lambert Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


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

Market Prices of Common Stock and Dividends*:

----------------------------------------------------------------------------
                     1998 Range of Prices          1997 Range of Prices
----------------------------------------------------------------------------
                                   Dividends                       Dividends
                  High      Low    per Share    High       Low     per Share
----------------------------------------------------------------------------
First quarter   $56   7/8   $39 3/8 $.16     $31  5/64  $23 11/64    $.13
Second quarter   71  9/16    55      .16      41 53/64   27   7/8     .13
Third quarter    85 15/16    64 3/4  .16      49  5/64   41  7/16     .13
Fourth quarter   82          60 1/8  .16      50   7/8   36 11/64     .13
----------------------------------------------------------------------------

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

Pharmaceutical Products
-----------------------

(Dollars in millions)         1998            1997         1996
                         -------------   -------------   --------
Net Sales                $ 5,604  +55%   $ 3,620  +45%   $ 2,505


Worldwide pharmaceutical sales increased 55 percent to $5.6 billion in 1998 compared to 1997. The sales increase was primarily attributable to the continued growth of the cholesterol-lowering agent LIPITOR, the oral agent for the treatment of type 2 diabetes REZULIN, the anticonvulsant NEURONTIN and the antihypertensive ACCUPRIL which achieved worldwide sales as follows:

                            Year ended            Year ended
                         December 31, 1998     December 31, 1997
(Dollars in millions)    -----------------     -----------------
LIPITOR                       $ 2,185               $ 865
REZULIN                           748                 420
NEURONTIN                         514                 292
ACCUPRIL                          454                 378

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

Worldwide sales of LIPITOR more than doubled to $2.2 billion in 1998 compared to 1997. LIPITOR has recently received additional indications for types III (dysbetalipoproteinemia) and IV (isolated hypertriglyceridemia) lipid disorders. As a result, LIPITOR continues to be the cholesterol-lowering medication indicated for the broadest range of lipid abnormalities. LIPITOR now holds a 38 percent share of new prescriptions in the U.S. cholesterol-lowering market. In most countries Warner-Lambert promotes and markets LIPITOR with Pfizer Inc. The agreements with Pfizer consist of three broad categories: markets in which Warner-Lambert and Pfizer co-promote Lipitor under a single brand name, markets in which the two companies co-market the product under separate brand names in competition with each other, and markets in which Pfizer has exclusive rights. Pfizer does not have rights to the product in France and Japan. The co-promotion agreement applies in most major markets, including the U.S., Canada, Germany and the U.K. Under the agreement, the parties generally share certain product expenses and sales force efforts. Pfizer is compensated on a sliding percentage of sales basis depending on achieving certain sales objectives. The agreements generally run, on a country by country basis, for ten years from the date of product launch in the respective country. The agreement includes a provision giving Warner-Lambert the right to co-promote one of Pfizer's products.

REZULIN achieved worldwide sales of $748 million during 1998. Warner-Lambert markets REZULIN with Sankyo Company, Ltd., from whom the company licenses the product for North America and other areas. Since its launch in March 1997, more than 1.4 million Americans with type 2 diabetes have initiated treatment with REZULIN.

Warner-Lambert and the FDA have been discussing reports of rare adverse liver events (including liver-related deaths) associated with REZULIN. The company has modified the labeling of the product to provide for the monitoring of liver enzymes in an effort to reduce the occurrence of these rare events. The FDA held a public meeting of the Endocrinologic and Metabolic Drugs Advisory Committee on March 26, 1999 to discuss the REZULIN post-marketing safety data as well as the company's supplemental new drug application for combination therapy with metformin and a sulfonylurea. The Committee members voted 11-1 that the benefits of REZULIN outweigh its risks when used in combination with insulin. The Committee members also voted 12-0 that the benefits of REZULIN outweigh its risks when used in combination with sulfonylureas. In addition, at least half of the members voted that the benefits of REZULIN as monotherapy do not outweigh its risks with current labeling. Warner-Lambert believes that sales of REZULIN for monotherapy approximate 15% of total REZULIN sales. The Advisory Committee did not vote on whether any restrictions or limitations should be imposed on future REZULIN sales, but some members commented that changes to the current labeling could be made that would serve to improve the benefit to risk ratio and some members expressed the view that REZULIN sales should be limited to patients whose diabetes cannot be controlled by other drugs. The FDA is not bound by the findings of the Advisory Committee. While the company remains convinced of the favorable risk/benefit profile of the drug, it cannot predict what action, if any, the FDA may take with respect thereto. Such action can include further labeling changes, additional monitoring, warnings to patients or limitations in the patient population. The FDA also has the power to order the removal of REZULIN from the market. Any such FDA action could adversely affect the sales of REZULIN and the profits and stock price of the company. In addition, competitive drugs will be reviewed at upcoming FDA Advisory Committee meetings in April. If approved, such drugs could have an adverse effect on the sales of REZULIN and the profits and stock price of the company.

During the third quarter of 1998, the company introduced two new pharmaceutical products, OMNICEF (cefdinir) and CELEXA (citalopram). OMNICEF is a new, broad spectrum cephalosporin antibiotic for the treatment of common respiratory tract infections in adults and adolescents and uncomplicated skin and skin structure infections. CELEXA is a selective serotonin reuptake inhibitor for the treatment of depression that participates in the $6 billion U.S. market for antidepressants. Warner-Lambert co-promotes CELEXA in the United States with Forest Laboratories, Inc. CELEXA was developed in the U.S. by Forest Laboratories, Inc. who has the manufacturing and marketing rights under license from H. Lundbeck A/S. The co-promotion agreement requires each company to provide agreed upon sales force efforts. Warner-Lambert will receive a quarterly settlement from Forest Laboratories, Inc. based on a percentage of the profits from the sales of CELEXA.

Pharmaceutical segment sales in the U.S. increased 83 percent to $2.1 billion in 1997. The sales increase was attributable to the successful 1997 launches of LIPITOR and REZULIN generating sales of $739 million and $416 million, respectively. Other pharmaceutical products in the U.S., including the anticonvulsant DILANTIN, ACCUPRIL and the oral contraceptive LOESTRIN, experienced sales declines of $55 million, $32 million and $31 million, respectively due to an adjustment of wholesaler inventory levels during 1997.

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

Consumer Health Care Products
-----------------------------

(Dollars in millions)         1998            1997         1996
                         -------------   -------------   --------
Net Sales                $ 2,722   +1%   $ 2,691   -4%   $ 2,797

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

QUANTERRA Mental Sharpness, with Ginkgo Biloba, and QUANTERRA Prostate, with
Saw Palmetto, represent the first two products in a new line of clinically proven herbal supplements. In January1999 the company introduced QUANTERRA Emotional Balance with St. John's Wort. "Clinically proven" reflects the fact that the extracts contained in the products have been the subject of numerous clinical studies. These products are regulated as dietary supplements according to the Dietary Supplement and Health Education Act of 1994. Under the Act there is no pre-approval required for dietary supplements. The products' labels are required to carry a disclaimer stating "These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." These products address the rapidly growing demand for complementary medicines - a market driven by strong consumer interest and the increasing integration of complementary medicines into clinical practice by health care professionals.

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

Confectionery Products
----------------------

(Dollars in millions)         1998            1997         1996
                         -------------    ------------    -------
Net Sales                $ 1,888   +1%   $ 1,869   -3%    $ 1,929

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

Selling, general and administrative expense in 1998 and 1997 increased $1.1 billion and $561 million or 30 percent and 18 percent, respectively. Pharmaceutical segment expenses significantly increased in 1998 and 1997 to support new products. Quarterly settlements of co-promotion agreements related to LIPITOR and REZULIN that are recorded in selling, general and administrative expense increased $505 million and $198 million for the year ended December 31, 1998 and 1997, respectively, compared to the same periods a year ago. In 1997, international pharmaceutical segment expenses also increased partly due to the May 1997 Jouveinal acquisition. As a percentage of net sales, selling, general and administrative expense was 46.9% compared with 44.9% in 1997 and 43.1% in 1996.

Research and development expense increased 30 percent and 21 percent in 1998 and 1997, respectively. As a percentage of net sales, research and development expense was 8.6% in 1998, 8.2% in 1997 and 7.7% in 1996. For 1999 the company plans to invest over $1 billion in research and development, a projected increase of over 20 percent compared with 1998.


In 1993 and 1991, the company recorded as a separate income statement component, restructuring charges of $525 million ($360 million after tax or $.45 per share) and $544 million ($418 milion after tax or $.52 per share), respectively, as described in Note 18 to the consolidated financial statements. These restructuring charges include worldwide pharmeceutical manufacturing rationalizations, which include extensive product relocations requiring regulatory approvals. The time involved in completion of these activities requires strategic planning and systematic executions of the tranfers of manufacturing operations to other locations. The product relocations have been phased in with the related approval processes taking approximately two years for each relocation. Charges of $38 million, $60 million and $129 million were recorded against the reserves during the years 1998, 1997 and 1996, respectively. The charges during this period represent costs associated with the closing of nine manufacturing sites, the elimination of approximately 1,000 positions and the cost of work-systems redesign. Work-systems redesign costs primarily relate to reengineering efforts surrounding the replacement of systems and simplification of work processes which will enable the company to conduct its businesses, as restructured, with fewer employees. The reserve balance at December 31, 1998 is $40 million. All remaining activities will be completed by the fourth quarter of 1999. The remaining costs include the cost of closing two facilities with the elimination of approximately 575 positions and the completion of work-systems redesign activities including the elimination of an additional 525 positions.

In 1993 the company estimated that the 1993 restructuring actions would generate average annual pretax savings compared with pre-restructuring spending levels of approximately $150 million upon completion of the project. In 1998, the company has realized actual annual pretax savings of $135 million. Similarly, in 1991, the company estimated that the 1991 restructuring actions would generate approximately $1 billion in cumulative pretax savings upon completion of the activities. Through 1998, the company has realized actual annual pretax savings of approximately $900 million. The company expects the original estimated savings level for both projects to be attained by the end of 1999.

Other expense (income), net in 1998 compared favorably by $37 million to 1997. The favorability is primarily attributable to income of $29 million realized from the Glaxo Wellcome Warner-Lambert joint venture in 1998 as compared to a loss in 1997 of $14 million. Other expense (income), net in 1998 includes a gain on the sale of the company's Rochester, Michigan manufacturing plant and certain minor prescription products of $67 million which was offset by charges of $52 million and $20 million related to the company's plans to close two of its European manufacturing facilities. The costs of the two closings consist primarily of $30 million for asset write-offs and $33 million for severance and related expenses. The two closures will result in a workforce reduction of approximately 320 positions. Due to the time required for regulatory approval and implementation planning, as of December 31, 1998 none of the amounts have been expended. The plant closings are expected to be substantially completed during 1999 and all amounts expended by that time. Also included in other expense (income), net is a gain on the sale of certain investment securities of $24 million which is principally offset by a $21 million provision for the closing of another European manufacturing facility. The costs consist primarily of $5 million for asset write-offs and $14 million for severance and related expenses. The closure will result in a workforce reduction of approximately 130 positions. Due to the time required for regulatory approval and implementation planning, as of December 31, 1998 none of the amounts have been expended. The plant closing is expected to be substantially completed during 1999 and all amounts expended by that time.


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

MARKET RISK
-----------
The company's primary market risk exposures consist of interest rate risk and foreign currency exchange risk. See Note 10 "Financial Instruments" to the consolidated financial statements for the company's objectives and strategies for managing potential exposures related to these risks. The company's financial instrument holdings were analyzed to determine their sensitivity to changes in market rates. The model used to assess sensitivity assumed a 10% hypothetical rate change on all instruments. All other factors were held constant in the analysis. The parameters of the analysis included all instruments subject to changes in market rates including foreign denominated assets and liabilities hedged by foreign exchange contracts. Unhedged foreign currency denominated assets and liabilities were not significant at December 31, 1998.

Management primarily uses derivative instruments, the majority of which are forward exchange contracts involving multiple currencies, to hedge exposures to certain foreign currency fluctuations as described in Note 10. As hedges, gains and losses on forward contracts are offset by the effects of currency movements on respective underlying hedged transactions. Therefore, with respect to derivative instruments outstanding at December 31, 1998, using a sensitivity analysis, a change of 10 percent in currency rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

The company holds certain instruments, primarily debt obligations, which are sensitive to changes in market interest rates. At December 31, 1998, the majority of the company's variable rate debt consisted of short-term commercial paper which is subject to changes in market interest rates. However, at December 31, 1998, using a sensitivity analysis, a change of 10 percent in interest rates would not have a material effect on the company's consolidated financial position, liquidity, cash flows or results of operations.

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

ENVIRONMENTAL
The company is involved in various administrative or judicial proceedings related to environmental actions initiated by the Environmental Protection Agency (EPA) under the Comprehensive Environmental Response, Compensation and Liability Act (also know as Superfund) or by state authorities under similar state legislation, or by third parties. The company accrues costs for an estimated environmental liability when management becomes aware that a liability is probable and is able to reasonably estimate the company's share. While it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information, those costs, if any, cannot be estimated currently. As of December 31, 1998 and 1997 the accrual for environmental liabilities was $34 million covering 50 and 48 sites, respectively. For 11 sites, generally those which the company currently owns or previously owned, the company may be the sole party responsible for clean-up costs. For other sites, other parties (defined as potentially responsible parties) may be jointly and severally responsible, along with Warner-Lambert, to pay remediation and other related expenses. Warner Lambert's share of costs at a given site is determined through an allocation process which takes into account many factors including volume and the nature of a company's waste. Once established, remediation costs for a given site may be paid out over several years. While it is not possible to predict with certainty the outcome of such matters or the total cost of remediation, management believes it is unlikely that their ultimate disposition will have a material adverse effect on the company's financial position, liquidity, cash flows or results of operations for any year.

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